TETRA TECH

AVINO
SILVER & GOLD MINES LTD.

NI 43-101 Technical Report Update: Avino Property, Durango, Mexico

PREPARED FOR
AVINO SILVER & GOLD MINES LTD.
VANCOUVER, BC, CANADA

EFFECTIVE DATE: MAY 29, 2026

PREPARED BY:

HASSAN GHAFFARI, P.ENG., M.A.SC., TETRA TECH CANADA INC.
JIANHUI (JOHN) HUANG, P.ENG., PH.D., TETRA TECH CANADA INC.
JUNJIE (JAY) LI, P.ENG., TETRA TECH CANADA INC.
KOUROSH TARIGHI, M.SC., P.ENG., TETRA TECH CANADA INC.
MICHAEL F. O'BRIEN, P.GEO., M.SC., PR.SCI.NAT., FAUSIMM, FSAIMM, RED PENNANT GEOSCIENCE CORP.

Tetra Tech Canada Inc.
Suite 1000 – 10th Floor, 885 Dunsmuir Street
Vancouver, BC V6C 1N5 CANADA
Tel 604.685.0275 Fax 604.684.6241

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

ACRONYMS AND ABBREVIATIONS

Acronym/Abbreviation	Definition
AA	Atomic Absorption
AAS	Atomic Absorption Spectrometry
ABA	Acid-base Accounting
Acme	Acme Laboratories
Ag	Silver
AgEQ	Silver Equivalent
AHAG	Avino Historic Above-Ground
ALS	ALS Laboratory
ANFO	Ammonium Nitrate/Fuel Oil
Au	Gold
AVINO	Avino Silver & Gold Mines Ltd.
Avino Mexico	Compañía Minera Mexicana de Avino, S.A. de C.V.
Blanks	Blank Reference Materials
Cannon-Hicks	Cannon-Hicks & Associates Ltd.
CCD	Countercurrent Decantation
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CITES	Convention on International Trade in Endangered Species of Wild Fauna and Flora
CMMA	Compañía Minera Mexicana de Avino, S.A. de C.V.
Coeur	Coeur Mining, Inc.
CPI	Consumer Price Index
CPT	Cone Penetration Test
CSV	Comma-Separated Values
Cu	Copper
DCS	Distributed Control System
DEM	Digital Elevation Model
dO_2	Dissolved Oxygen
DSTMF	Dry Stacked Tailings Management Facility
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMEW	Electrometals Electrowinning
EQMP	Environmental Quality Monitoring Program
ET	Elena Tolosa
FEL	Front End Loader
FS	Feasibility Study

Acronym/Abbreviation	Definition
G&A	General and Administration
GRG	Gravity Recoverable Gold
HS	High Sulphidation
ICP	Inductively Coupled Plasma
ICP-AES	Inductively Coupled Plasma Atomic Emission Spectroscopy
ICP-MS	Inductively Coupled Plasma Mass Spectroscopy
ID	Inverse Distance
ID^2	Inverse Distance Squared
IDF	Intensity Duration Frequency
IEC	International Electrotechnical Commission
IMC	Independent Mining Consultants
Inspectorate	Inspectorate Laboratories
IP	Inductively Coupled Plasma
IP	Induced Polarization
IRR	Internal Rate of Return
IS	Intermediate Sulphidation
ISO	International Organization for Standardization
JV	Joint Venture
LAN	Local Area Network
LCI	La Cuesta International Inc.
LCT	Locked Cycle Test
LDL	Lower Detection Limit
LG	Lerchs-Grossman
LGEEPA	Ley General del Equilibrio Ecológico y la Protección al Ambiente
LGPGIR	Ley General para la Prevención y Gestión Integral de los Residuos
LOM	Life of Mine
LS	Low Sulphidation
Luismin	Compania Mineras Minas San Luis
LVC	Lower Volcanic Complex
LVS	Lower Volcanic Supergroup
M3	M3 Engineering & Technology Corp.
MDA	Mine Development Associates
MENR	Ministry of Environment and Natural Resources
MIA	Manifestación de Impacto Ambiental
MIA-P	Manifestación de Impacto Ambiental, modalidad Particular

Acronym/Abbreviation	Definition
Minerales	Minerales de Avino, Sociedad Anonima de Capital Variable
MMI	MineStart Management Inc
MRE	Mineral Reserve Estimate
NaCN	Sodium Cyanide
NI 43-101	National Instrument 43-101
NN	Nearest Neighbour
NPV	Net Present Value
NSR	Net Smelter Return
NYSE	New York Stock Exchange
OIS	Operator Interface Station
OK	Ordinary Kriging
Orko	Orko Gold Corp. or Orko Silver Corp.
OTP	Oxide Tailings Project
PAS	Pan American Silver
PAX	Potassium Amyl Xanthate
PEA	Preliminary Economic Assessment
PEP	Project Execution Plan
PFS	Prefeasibility Study
PLS	Pregnant Leach Solution
PMLP	Proyectos Mineros La Preciosa, S.A. de C.V.
PRA	Process Research Associates Ltd.
PROFEPA	Procuraduría Federal de Proteccíon al Ambiente
Promotora	Promotora Avino S.A. de C.V.
PwC	PricewaterhouseCoopers
QA	Quality Assurance
QC	Quality Control
QP	Qualified Person
Q-Q	Quantile-Quantile
RC	Reverse Circulation
REIA	Reglamento en Materia de Evaluacion del Impactor Ambiental
ro	Rougher
RQD	Rock Quality Designation
SCPT	Seismic Cone Penetration Test
SD	Standard Deviation
Selco	Selco Mining and Development

Acronym/Abbreviation	Definition
SEMARNAT	Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources)
SGS	SGS Minerals
Snowden	Snowden Engineering Inc.
SRM	Standard Reference Material
the Project	Avino Mine and La Preciosa Sites
the Property	Avino Mine and La Preciosa Sites
TMF	Tailings Management Facility
TSF	Tailings Storage Facility
TSX	Toronto Stock Exchange
UDL	Upper Detection Limit
UPS	Uninterrupted Power Supply
UVS	Upper Volcanic Supergroup
VHF	Very High Frequency
VoIP	Voice Over Internet Protocol
WAD	Weak Acid Dissociable
WBS	Work Breakdown Structure
WD	Water Displacement
WTP	Water Treatment Plant

UNITS

above mean sea level	amsl
acre	ac
ampere	A
annum (year)	a
bank cubic metres	bm^3
bags	bgs
billion	B
billion tonnes	Bt
billion years ago	Ga
British thermal unit	BTU
centimetre	cm
cubic centimetre	cm^3
cubic feet per minute	cfm
cubic feet per second	ft^3/s
cubic foot	ft^3
cubic inch	in^3
cubic metre	m^3
cubic yard	yd^3
Curie	Ci
Coefficients of Variation	CVs
day	d
days per week	d/wk
days per year (annum)	d/a
dead weight tonnes	DWT
decibel adjusted	dBa
decibel	dB
degree	°
degrees Celsius	°C
diameter	ø
dollar (American)	USD$
dollar (Canadian)	Cdn$
dry metric ton	dmt
foot	ft
gallon	gal
gallons per minute (US)	gpm
gauge	ga
gigajoule	GJ
gigapascal	GPa
gigawatt	GW
gram	g
grams per litre	g/L
grams per tonne	g/t
greater than	>
hectare (10,000 m^2)	ha

hertz	Hz
horsepower	hp
hour	h
hours per day	h/d
hours per week	h/wk
hours per year	h/a
inch	"
kilo (thousand)	k
kilogram	kg
kilograms per cubic metre	kg/m³
kilograms per hour	kg/h
kilograms per square metre	kg/m²
kilometre	km
kilometres per hour	km/h
kilopascal	kPa
kilotonne	kt
kilovolt	kV
kilovolt-ampere	kVA
kilovolts	kV
kilowatt	kW
kilowatt hour	kWh
kilowatt hours per tonne (metric ton)	kWh/t
kilowatt hours per year	kWh/a
less than	<
litre	L
litres per minute	L/m
megabytes per second	Mb/s
megapascal	MPa
megavolt-ampere	MVA
megawatt	MW
metre	m
metres above sea level	masl
metres Baltic sea level	mbsl
metres per minute	m/min
metres per second	m/s
metric ton (tonne)	t
Mexican peso	MXN$
microns	µm
milligram	mg
milligrams per litre	mg/L
millilitre	mL
millimetre	mm
million	M
million bank cubic metres	Mbm³
million bank cubic metres per annum	Mbm³/a
million pounds	Mlb
million tonnes	Mt

minute (plane angle)	'
minute (time)	min
month	mo
Neutron	N
ounce	oz
pascal	Pa
pico	p
centipoise	mPa·s
parts per million	ppm
parts per billion	ppb
percent	%
pound(s)	lb
pounds per square inch	psi
revolutions per minute	rpm
second (plane angle)	"
second (time)	s
specific gravity	SG
square centimetre	cm^2
square foot	ft^2
square inch	in^2
square kilometre	km^2
square metre	m^2
twenty-foot equivalent unit	TEU
thousand tonnes	kt
tonne (1,000 kg)	t
tonnes per day	tpd
tonnes per hour	t/h
tonnes per year	t/a
tonnes seconds per hour metre cubed	ts/hm^3
troy ounce	tr oz
volt	V
week	wk
weight/weight	w/w
wet metric ton	wmt
year (annum)	a

1.0 SUMMARY

1.1 Introduction

Avino Silver & Gold Mines Ltd. ("AVINO" or the "Company") is a Canadian-based mining and exploration company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) American with precious metal properties in Mexico. The Avino Property (the "Property" or the "Project"), near Durango, Mexico, is AVINO's principal asset and is the subject of this Technical Report. AVINO holds a 99.67% interest in the Property through its subsidiary companies called Compañía Minera Mexicana de Avino, S.A. de C.V. ("CMMA") and Promotora Avino, S.A. de C.V. ("Promotora").

The Property comprises the "Avino Underground Deposit"; the "La Preciosa Underground Deposit"; and the "Oxide Tailings Deposit" located on surface adjacent to the Avino Mine. The Avino Mine is currently in operation and AVINO is considered a Producing Issuer as per NI 43-101 definition.

AVINO previously published an NI 43-101 Pre-Feasibility Study (PFS) titled *Oxide Tailings Project Pre-Feasibility Study for the Avino Property* which is referred to throughout this Technical Report as "Tetra Tech 2024". Tetra Tech 2024 included updated Mineral Resource estimates for the Property's underground deposits and surface oxide tailings; however, a Mineral Reserve was reported only for the Oxide Tailings Deposit. Tetra Tech was subsequently engaged in 2025 by AVINO to prepare an inaugural Mineral Reserve Estimate ("MRE") for the Avino Underground Deposit and the La Preciosa Underground Deposit, which is the focus of this Technical Report.

The underground MRE was prepared by Mr. Kourosh Tarighi, P.Eng., Senior Mining Engineer at Tetra Tech, in accordance with NI 43-101 and has an effective date of October 31, 2025. The MRE is based on Mineral Resource block models provided by Mr. Michael F. O'Brien, M.Sc., P.Geo., Senior Geologist at Red Pennant Communications Corp. Mr. Tarighi and Mr. O'Brien are each considered an independent qualified person pursuant to NI 43-101.

The MRE for the Oxide Tailings Deposit was prepared in 2024 by Mr. Jay Li, P.Eng., Senior Mine Engineer at Tetra Tech, and reviewed in 2025 prior to inclusion in this Technical Report. The Oxide Tailings Deposit is materially unchanged since the publication of Tetra Tech 2024; consequently, Mr. Li has determined that the previously reported estimate remains valid for inclusion in this Technical Report, in compliance with NI 43-101 requirements for written disclosure of Mineral Reserves. As such, the Oxide Tailings resource and reserve estimates were not updated and retain its effective date of January 16, 2024. The use of two effective dates in this Technical Report reflects the differing timings of data acquisition and reserve evaluation for the underground and tailings components of the Property.

All units of measurement used in this Technical Report and resource estimate are in metric units, and the currency is expressed in US dollars unless otherwise stated.

1.2 Property Description and Location

The Property is located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán, and is approximately 85 km by existing road, northeast of the city of Victoria de Durango, the state capital. (Figure 1-1). The Property is easily accessible by road, and the Avino Mine is an important employer of the local community from which skilled workers are available.

The Property consists of two areas: Avino and La Preciosa. The Avino part of the Property comprises 26 mineral concessions totalling 1,301.4314 hectares (ha). The La Preciosa part of the Property comprises 15 mineral concessions totalling 6,641.5809 ha (Figure 1-2). Surface rights in the La Preciosa area are held by a combination of private landowners, ejidos, and ejidatarios, which are ejido members with rights to use specific tracts of land within the ejido.


North
Parral
NUEVO LEON
Laredo
Monterrey
Torreon
Saltillo
SINALOA
DURANGO
Avino
Property
Culiacan
Durango
Mexico
TAMAULIPAS
Mazatlan
Zacatecas
NAYARIT
Aguascalientes
Kilometres
0
50
100
150
Cities
Roads
State Boundaries
Durango State, Mexico

Figure 1-1 General Location of the Property (Avino 2024)


Avino Mine
19 km
La Preciosa
N

Figure 1-2 General Location of Avino and La Preciosa Concessions (Avino 2023)

1.3 History

The Avino deposit was originally discovered around 1555 by the Spanish conquistador Don Francisco de Ibarra. Mining operations at the Avino Mine are said to have commenced in 1562-1563 and were in production until the early 1900s. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; VSE 1979; Slim 2005d). During the early phases of the Mexican Revolution in 1910, proceeds from the mine supplied funds to the revolutionary forces. Since much of the fighting occurred in and around Durango, the mine was abandoned in 1912. Between 1912 and 1968, the mine was worked intermittently on a small scale (Avino Annual Report 1980). There is no documentary record of production from the Avino Mine during this period. The Property was acquired under current ownership in 1968.

In the late 19th century, the La Preciosa part of the Property was known as Mina La Preciosa. Early work was focused on the north end of La Preciosa Ridge where the Gloria and Abundancia veins outcropped to surface. Mining ceased at the onset of the Mexican Revolution in 1910 until the 1970s. Luisman, operating as Minera Thesalia (a joint venture ("JV") with Tormex S.A Minera), conducted exploration on the area in 1981, 1982, 1988, and 1994. This work consisted of a surface and underground channel sampling program and diamond drilling. From 1997 to 2001, processing plant production at the Avino Mine site averaged 1,000 tpd and achieved up to 1,300 tpd with the target metal values being gold, silver, and copper.

Orko (subsequently Orko Silver Corp.) entered into a JV agreement with Luismin in 2003 and subsequently acquired the control of the La Preciosa area with Luismin maintaining a royalty. Orko performed a series of exploration programs beginning in 2005 and lasting until 2008 and drilled 388 core holes for a total of 152,368 m on targets at Orito, San Juan, and La Preciosa. Additional surface sampling and mapping was also performed during that time.

Orko signed a JV agreement with Pan-American Silver ("PAS") in 2009. PAS drilled 363 drillholes for a total of 91,096 m during 2009-2010. The result was a Mineral Resource estimate to support a feasibility study issued in 2012 by Quantitative Geoscience Pty. Ltd. and included a Technical Report by Snowden Engineering Inc. (Snowden) done in 2011 (Snowden, 2011a). PAS work included the use of some drillholes for geotechnical purposes, and four metallurgical test programs performed by SGS Mineral Services in Durango, Mexico. In April 2013, the acquisition of Orko was completed by Coeur.

Following several years of redevelopment, in Q4 2014, a mining facility and plant expansion was completed at Avino. Full-scale operations commenced on January 1, 2015, and commercial production was declared effective on April 1, 2016, following a 19-month advancement and test period. Mineralized material from the underground Avino ET deposit was processed into a copper-silver-gold concentrate using one of four bulk floatation circuits (Mill Circuit 3) at the rate of 1,000 tpd. In 2018, AVINO completed an expansion to its processing plant with the addition of a fourth bulk flotation circuit (Mill Circuit 4) rated at 1,000 tpd; increasing the combined throughput capacity of the plant to 2,500 tpd (Avino 2026). The materials from the previous San Gonzalo Mine were processed from October 2012 to Q4 2019 with the target values of gold, silver, lead, and zinc.

By a share purchase agreement dated October 27, 2021 with Coeur and its affiliates, AVINO agreed to indirectly acquire PMLP and the La Preciosa property. The acquisition was completed on March 21, 2022. On August 25, 2025, AVINO announced that it had completed the 2025 Transaction, whereby it purchased and extinguished all of the outstanding La Preciosa Obligations it had granted to Coeur (then held by Deterra) (as such terms are defined below).

AVINO has started transporting mineralized materials mined during the ramp development at La Preciosa to the Avino processing plant for processing to produce a silver-gold flotation concentrate. By the end of 2025, Avino Mine had processed 11,995 t of the materials from the La Preciosa deposit (Avino 2026).

An Oxide Tailings Deposit from previous processing operations, is located on surface adjacent to the Avino Mine but reprocessing of the material (as outlined in Tetra Tech 2024) has not occurred to date.

1.4 Geology and Mineralization

1.4.1 Avino Mine Area

The consolidated Property (comprising Avino and La Preciosa) is located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists of volcanic rocks of mainly Andesitic affiliation with other rock types occurring more sparsely to the north (Slim 2005d). A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which may be related to the Avino Vein mineralization. Several younger, thin mafic sills are also found in various parts of the region.

The Avino concession is situated within a 12 km north-south by 8.5 km caldera, which hosts numerous low-sulphidation epithermal veins, breccias, stockwork, and silicified zones. These zones grade into a "near porphyry" environment in the general vicinity of the Property. The caldera has been uplifted by regional, north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence, which is a favourable host rock. The upper volcanic sequence consists of rhyolite to trachytes with extensive ignimbrite and is intruded by monzonite bodies.

The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones, and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito, and Yolanda areas. A northerly trending felsic dyke, probably a feeder to the upper volcanic sequence, transects the Property and many of the veins. The Aguila Mexicana low-temperature vein system, with significant widths but overall low precious metal values, trends north-northwest, similar to the felsic dyke and with similar continuity across the Property. The two structures may occupy deep crustal faults that control volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora, and El Fuerte-Potosina volcanic centres and the Aguila Mexicana controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest to south-southeast (the Avino Vein trend) and northwest to southeast the San Gonzalo trend. In Mexico, these vein deposits may have large lateral extents but can be limited in the vertical continuity of grades due to the effects of pressure on boiling levels for mineralizing fluids. The rocks have been weathered and leached in the upper sections due to contact with atmospheric waters. The Oxide Tailings material is derived primarily from these shallow zones, whereas the sulphide tailings are predominantly from material sourced at depth from the underground workings.

The valuable minerals found during the period of mining of the oxide zone are reported to be argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver and gold, and native copper.

1.4.1.1 The Avino Vein

The Avino Vein (Figure 1-3) has been and continues to be the primary deposit mined on the Property since at least the 19th century. It is 1.6 km long and up to 60 m wide on the surface. The deepest level is at the 1,849 masl level (430 m below the surface).


+570000 E
+573000 E
+2718000 N
+2715000 N
True North
La Potosina
Guadalupe
San Gonzalo
Panuco de
Coronado
Avino Veins
& Breccias
Avino Tailings
Deposit
San Jose de Avino
Looking down
0
1000
2000
3000

Figure 1-3 Plan View of the Avino Mine Deposits (Red Pennant 2022)

1.4.1.2 The San Gonzalo Vein

The San Gonzalo Vein system (Figure 1-3), including the crosscutting Angelica Vein, is located 2 km northeast of the Avino Vein. It constitutes a strongly developed vein system over 25 m across, trending 300° to 325°/80° northeast to 77° south. Banded textures and open-space filling are common, and individual veins have an average width of less than 2 m. The vein was mined historically, and underground workings extend approximately 1.1 km along the strike to the 1,970 masl (300 m below the surface).

1.4.1.3 Guadalupe Vein

The Guadalupe Vein (Figure 1-3) is located approximately 0.7 km northeast of the Avino Vein. It consists of northwest-southeast and east-west striking steep-dipping vein sets. The geometry is similar to the San Gonzalo vein, but the base metal mineralization more closely resembles the Avino hanging wall breccia.

1.4.1.4 La Potosina Vein

The La Potosina Veins (Figure 1-3) are located close to the northern margin of the caldera, approximately 19 km north of the Avino Mine and processing plant. It consists of complementary northwest-southeast striking steep-dipping vein sets. The geometry is complex, with at least two ages of fault displacement.

1.4.1.5 Oxide and Sulphide Tailings

The Oxide Tailings Deposit (Figure 1-3) is adjacent to the processing plant, approximately 300 m west-southwest of the Avino Mine offices. The tailings have been built up over several decades of mining and processing, and several units have been defined based on the oxidation nature of the tailings and metal content.

Due to the historical processing sequence, the Oxide Tailings are primarily derived from weathered and oxidized rocks close to the surface of the Property, whereas the sulphide tailings are predominantly derived from material sourced at depth from the underground workings below the weathered/leached zone.

1.4.2 La Preciosa Area

La Preciosa deposit is situated on the eastern flank of the Cretaceous to mid-Tertiary Sierra Madre Occidental (SMO) is the largest silicic igneous province in North America, which stretches from the USA-Mexico border as far south as the latitude of Guadalajara.

Mineralization at the La Preciosa is hosted within multiple discrete poly-phase quartz veins with variably crustiform banded fracture fill/breccia cement mineralogy. The principal silver-bearing mineral at the La Preciosa is acanthite-pseudomorphic after argentite or as microcrystalline to amorphous grains.

The main vein system on the Abundancia ridge consists of dominantly southward-striking and westward-dipping veins plus east-southeast–striking, south-dipping crosscutting veins. The Abundancia ridge vein system has been traced on the surface for over 1.5 km. In the eastern part of La Preciosa, a north- to northwest-striking, shallow west-dipping vein system with associated hanging wall veining and alteration is exposed in a series of hills. This vein system is referred to as the Martha vein or fault zone and has been traced by drilling for over 2.5 km along the strike.

The mineralization in the area occurs in veins, veinlets, and stockwork. These veins average in true width less than 15 m (Martha Vein) and consist of several stages of banded crustiform to colloform, quartz (and cryptocrystalline quartz at shallow depths), adularia, barite, and typically later carbonates.

The mineralization displays characteristics typical of epithermal veins in Mexico, particularly of the Ag-rich variety. Quartz veins are accompanied by adularia, barite, calcite, and rhodochrosite of variable timing, as well as acanthite, freibergite, Ag sulfosalts and minor electrum, plus variable amounts of pyrite, sphalerite, tennantite/tetrahedrite, chalcopyrite and galena, and supergene Fe and Mn oxides; the hypogene minerals are characteristic of intermediate-sulphidation deposits in Mexico. Mineralization is believed to be Tertiary in age both the Lower Volcanic Supergroup (LVS) and Upper Volcanic Supergroup (UVS) are mineralized, but the basalts are recent and not mineralized.

The Martha vein is the largest vein in the deposit, with at least three times the volume of the next largest vein, La Abundancia. The Martha vein dips ~20-30°, following the southwest-dipping contact of volcaniclastic rocks overlying an immature conglomeratic unit (consisting mainly of polylithic clast-supported fragmental rock with angular to sub-rounded clasts) or the underlying schist.

There are steep-dipping veins in the west on the ridge, such as the La Gloria vein. These steep veins can be considered as a mineralized zone or lode of stock work, silicification, breccias, veins, vein breccias, veinlets, and a general mix of multiple styles of mineralization. Within this broader zone, for example the Martha lode ranges from 1 to 35 m thicknesses and averages approximately 5 m.

1.5 Mineral Resources

Table 1-1 provides a summary of the updated Mineral Resources inclusive of Mineral Reserves presented in this Technical Report. Detailed Mineral Resource tables exclusive of Mineral Reserves, are presented in Section 14.0.

Table 1-1 Mineral Resources (Inclusive of Mineral Reserves, Effective Date October 31, 2025)

Area	Type	Category	Mass (Mt)	Average Grade				Metal Content			
				Ag (g/t)	Au (g/t)	Cu (%)	Ag EQ (g/t)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)	Ag EQ (million tr oz)
Avino Mine	UG	Measured	2.8	63	0.51	0.17	115	5.82	50.24	15.6	12.23
		Indicated	25.1	40	0.33	0.36	101	31.58	259.17	210.0	83.27
		M&I	27.9	44	0.37	0.32	104	37.41	309.41	225.6	95.50
		Inferred	13.4	49	0.38	0.25	104	21.17	163.69	74.1	44.75
La Preciosa		Measured	3.8	186	0.30	-	214	22.84	36.27	-	26.29
		Indicated	29.3	143	0.27	-	169	135.27	250.80	-	159.13
		M&I	33.2	148	0.27	-	174	158.11	287.08	-	185.42
		Inferred	11.1	98	0.20	-	117	34.95	71.55	-	41.76
Oxide Tailings Deposit	Surface	Measured	4.3	61	0.47	0.12	101	8.35	64.84	11.3	13.83
		Indicated	2.4	43	0.47	0.12	83	3.40	36.67	6.2	6.51
		M&I	6.7	55	0.47	0.12	94	11.75	101.50	17.6	20.34
		Inferred	0.3	64	0.36	0.11	98	0.70	3.95	0.8	1.06
TOTALS		Measured	10.8	106	0.43	0.11	150	37.01	151.35	26.9	52.35
		Indicated	56.9	93	0.30	0.17	166	170.24	546.64	216.2	248.91
		M&I	67.7	95	0.32	0.16	162	207.27	697.98	243.1	301.26
		Inferred	24.8	71	0.30	0.14	123	56.82	239.19	75.0	87.56

Notes:

1. *Totals may not sum due to rounding.*
2. *Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.*
3. *The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101.*
4. *The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.*
5. *Based on recent mining costs (Section 21.0), Mineral Resources are reported at cut-off grades 55 g/t for Avino ET; 120 g/t for San Gonzalo; 55 g/t for Guadalupe; 100 g/t for La Potosina; 60 g/t for La Preciosa; and 50 g/t for Oxide Tailings (**Error! Reference source not found.**).*
6. *AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces.*
7. *Metal price assumptions are shown in Table 14-2.*
8. *Metal recovery is based on operational results and column testing, shown in Table 14-2.*
9. *The silver equivalent was back-calculated using the formulas described in Section 14.0.*

1.6 Mineral Reserves

Table 1-2 summarizes the underground MRE for the Property and Table 1-3 summarizes the MRE for the Oxide Tailings Deposit which are both are presented and described in detail in Section 15.0 of this Technical Report. The MRE was prepared in accordance with NI 43-101. The reserve classifications used in this Technical Report conform to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards. Measured and Indicated Resources were converted to Proven and Probable reserves, as defined by CIM.

Table 1-2 Proven and Probable Mineral Reserves (Effective Date October 31, 2025)

Area	Category	Mass (Mt)	Average Grade			Metal Content		
			Ag (g/t)	Au (g/t)	Cu (%)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
Avino ET	Proven	0.86	33.79	0.68	0.27	0.94	18.82	5.12
	Probable	8.46	35.42	0.37	0.42	9.63	100.60	78.31
La Preciosa	Proven	2.09	221.94	0.35	0.00	14.90	23.49	0.00
	Probable	8.80	201.79	0.37	0.00	57.07	104.64	0.00
Guadelupe	Proven	-	0.00	0.00	0.00	0.00	0.00	0.00
	Probable	0.18	66.26	1.01	0.38	0.39	6.00	1.55
La Potosina	Proven	-	0.00	0.00	0.00	0.00	0.00	0.00
	Probable	0.10	198.14	0.41	0.04	0.63	0.00	0.09
Total	Proven	2.95	221.94	0.35	0.27	15.83	42.31	5.12
	Probable	17.54	120.11	0.38	0.21	67.73	211.25	79.95

Notes:

1. *Mineral Reserves are classified per CIM Definition Standards (2014) and NI 43-101.*
2. *Mineral Reserves as of October 31, 2025 are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.*
2. *Reserve estimates were prepared by Mr. Kourosh Tarighi, P.Eng., senior mining engineer at Tetra Tech Canada Inc., a Qualified Person as defined by NI43-101.*
4. *Metal prices considered for the Mineral Reserves estimates were USD$36.90/oz Ag. The metal prices used for Mineral Reserve estimation are based on long-term consensus forecasts and are considered reasonable for reserve reporting purposes. Other key assumptions and parameters include metal recoveries (89% Cu, 74–70% Au, and 87–80% Ag), payable factors (83–96% Ag, 95% Au, and 96.75% Cu), treatment and other smelter charges (USD$134.25–68 per dry metric tonne), freight to smelter (USD$45 per wet metric tonne), refining charges for silver, gold, and copper (USD$0.30/oz Ag, USD$6.00/oz Au, and USD$0.07/lb Cu), and applicable concentrate penalties.*
5. *Mining, processing, and G&A operating costs for the Gloria, Abundancia, and Martha areas were estimated at USD$75.31/t, USD$55.21/t, and USD$60.89/t for mining; USD$18.45/t for processing; and USD$16.80/t for G&A, respectively, resulting in NSR breakeven cut-off values of USD$110.56/t for Gloria, USD$90.46/t for Abundancia, and USD$96.14/t for Martha.*
6. *Modifying factors for conversion of resources to reserves include, but are not limited to, consideration for mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, social, and legal factors. These factors were applied to produce mineable stope shapes.*
7. *Numbers are rounded per guidelines; totals may not sum due to rounding.*

Table 1-3 Mineral Reserve Statement of the Avino Oxide Tailings Project (Effective Date January 16, 2024)

Reserve Category	Quantity (Million tonnes)	Average Ag Grade (g/t)	Average Au Grade (g/t)	Contained Ag Metal (Million tr. Oz)	Contained Au Metal (Thousand tr. Oz)
Proven	4.27	61	0.47	8.37	65.01
Probable	2.43	43	0.47	3.38	36.53
Total	6.70	55	0.47	11.75	101.54

Notes:

1. *The effective date of the Mineral Reserve estimate is January 16, 2024. The QP for the estimate is Junjie (Jay) Li, P.Eng. of Tetra Tech*
2. *The Mineral Reserve estimates were prepared with reference to the 2014 CIM Definition Standards (2014 CIM Definition Standards) and the 2019 CIM Best Practice Guidelines.*
3. *Reserves estimated assuming open pit mining methods*
4. *Reserves are reported on a dry in-situ basis*
5. *Reserves are based on a gold price of USD$1850/tr oz., and silver price of USD$22/tr oz, mining cost of USD$1.00/t mined, milling costs of USD$18.00/t feed, and USG&A cost of USD$3.00/t feed.*
6. *Mineral Reserve includes consideration for 1% mining dilution and 99% mining recovery.*
7. *Ore-waste cut-off was based on USD$21.00/t of NSR.*

The combined Proven and Probable MRE for the Property includes the underground Mineral Reserves for Avino ET, La Preciosa, Guadalupe, and La Potosina, together with the previously reported Oxide Tailings Mineral Reserves (Table 1-4). Additional details about the Mineral Reserve and estimating procedures and assumptions are included in Section 15.0.

Table 1-4 Avino Property Combined Proven and Probable Mineral Reserves

Reserve Category	Mass (Mt)	Ag (g/t)	Au (g/t)	Cu (%)	Contained Ag (million tr oz)	Contained Au (thousand tr oz)	Contained Cu (million lb)
Proven	9.65	78	0.46	0.05	24.20	107.32	5.12
Probable	19.97	111	0.39	0.18	71.11	247.78	79.95
Total Proven and Probable	29.62	100	0.41	0.14	95.31	355.10	85.07

Notes:

1. *Mineral Reserves are classified in accordance with the CIM Definition Standards (2014) and NI 43-101.*
2. *Underground Mineral Reserves have an effective date of October 31, 2025.*
3. *Oxide Tailings Mineral Reserves have an effective date of January 16, 2024, and remain materially unchanged from Tetra Tech 2024.*
4. *Underground Mineral Reserves are derived from Measured and Indicated Mineral Resources and account for mining dilution, mining recovery, depletion, and NSR-based cut-off values.*
5. *Oxide Tailings Mineral Reserves are based on the assumptions listed in Table 15-7.*
6. *Contained metal totals are based on the reported Mineral Reserve tables. Average grades are back-calculated from reported mass and contained metal.*
7. *Totals may not sum due to rounding*

1.7 Mining Methods

Conventional drill-and-blast methods are currently employed to extract ore at Avino ET. The suggested mining method is transverse long-hole stoping, a bulk underground mining method primarily used for wide and steeply dipping ore bodies with rock backfill. Access to the mining areas is provided via ramps and adits. Mine development headings are drilled by jumbo and the ore muck is removed by 7 to 15 tonne scoops and then transferred to the surface by haulage trucks. The MRE presented in Section 15.0 assumes that the Avino ET deposit will be mined using mechanized underground methods such as transverse long hole open stoping (LHOS) with unconsolidated rock fill.

The Guadalupe and La Potosina deposits are located along the Avino vein corridor and exhibit similar geological characteristics, including steeply dipping vein systems (approximately 75°) with average widths of approximately 6 m. Due to their proximity to Avino ET and similar geometry and geotechnical conditions, both deposits are planned to be mined using longitudinal longhole open stoping (LHOS). This method is well suited to steeply dipping ore bodies and allows for bulk extraction with backfill support. Access to the mining areas will be provided via ramp and adit development. Production drilling will be carried out using longhole drilling methods and broken ore is mucked using load-haul-dump (LHD) units and transported to surface via underground haulage systems. Stopes are backfilled with waste rock or paste fill to maintain stability and enable adjacent mining.

Due to varying dips associated with the veins making up the La Preciosa deposit, three mining methods are proposed: Mechanized cut-and-fill (MCF), Longitudinal LHOS, and Transverse LHOS. Approximately 70% of the total ore tonnes will be mined with MCF stopes, and the remaining 30% with LH stopes. The majority of the stopes will be mined longitudinally (along strike) with both methods.

In addition to MCF and longhole stoping, room-and-pillar mining may be applied in localized zones where vein geometry is more regular, widths are consistent, and ground conditions are favourable. This method would be used selectively to improve operational flexibility and control dilution and is expected to represent a minor portion of the overall production. MCF will be applied in areas where the orebody dip is less than approximately 50°, while longhole stoping (LH) is proposed for steeper zones with dips greater than 50°.

In the shallow-dipping areas, MCF will be implemented as a longitudinal method along strike, with development accessed from the footwall through ramp systems. Mining will proceed in sequential cuts, with each cut being mined and subsequently backfilled to provide a working platform for the next stage. This approach allows for improved control of dilution and ground stability in flatter geometries, where longhole stoping is less effective. In contrast, the steeper portions of the deposit are better suited to longhole stoping due to favourable gravity flow and stope stability conditions.

A target production rate of approximately 2,500 tpd over 350 operating days per year has been selected, resulting in an annual production of approximately 910,000 tonnes. The selected rate reflects current operating performance at Avino ET and planned contributions from the underground deposits. Year by year production schedules per deposit are included in Section 16.0.

1.8 Mineral Processing, Metallurgical Testing and Recovery Methods

1.8.1 Avino Mine Area

The Avino processing plant is currently processing materials mainly from the Avino ET underground mine with additional materials coming from the La Preciosa deposit underground development. The target metal values are

gold, silver, and copper. The materials from the previous San Gonzalo Mine were processed from October 2012 to Q4 2019 with the target values of gold, silver, lead, and zinc. There are four grinding and flotation lines with a total capacity of 2,500 tpd, including two 1,000 tpd and two 250 tpd lines to recover copper, gold, and silver into a copper concentrate. One of 250 tpd lines was used to process the materials from the previously operating San Gonzalo Mine, which has ceased operation since the end of 2019.

In the 2025 operation from Avino deposit, the average silver, gold, and copper recoveries reporting to a silver/gold/copper concentrate and a gravity concentrate were 84%, 73%, and 84%, respectively. The total material processed for 2025 was 736,935 t.

Table 1-5 Mill Operation Data – Metallurgical Performances

Description	Q1 2026*	2025*	2024	2023	2022	2021+
Feed Tonnage						
Tonnes Milled (dry t)	185,497	736,935	648,774	615,373	541,823	165,304
Feed Grade						
Silver (g/t)	56	59	61	54	62	53
Gold (g/t)	0.42	0.44	0.51	0.51	0.42	0.84
Copper (%)	0.42	0.42	0.51	0.47	0.61	0.57
Recovery						
Silver (%)	81	84	88	87	92	87
Gold (%)	73	73	71	72	78	75
Copper (%)	84	84	87	83	89	88
Total Metal Produced						
Silver Produced (oz)	263,057	1,157,828	1,109,214	928,643	985,195	245,372
Gold Produced (oz)	1,851	7,621	7,477	7,335	5,778	3,386
Copper Produced (lbs)	1,343,654	5,667,996	6,197,603	5,304,808	6,504,177	1,869,306

Note:

+ After a period of operational suspension, AVINO restarted production in Q3 2021. Production included processing of an existing ore stockpile in Q4.

** 11,995 t (Q4 2025) and 14,098 t (Q1 2026) from La Preciosa underground mine development were co-processed with the mill feeds from Avino Mine.*

Note:

1. Material from La Preciosa underground mine development was co-processed with mill feeds from the Avino Mine (Q4 2025 = 11,995 t and Q1 2026 = 14,098 t)

Potential future development at the Avino site includes reprocessing of approximately 6.7 Mt existing tailings to recover silver and gold as noted above and detailed in Tetra Tech 2024.

1.9 Project Infrastructure

The Avino Property is easily accessible by road. Access to the Avino Mine is provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the City of Terreon in Coahuila. Successive turnoffs for the Property are at Francisco i Madero, Ignacio Zaragoza, and San José de Avino. A well-established network of internal access roads exists throughout the Property to support exploration and mining activity.

The Avino Mine is connected to the local power grid with a line capacity quoted at 7 MW. The current operation consumes approximately 4.5 MW of this available power. The future oxide tailings reprocessing operation is expected to consume 1.8 MW running power, which can be fulfilled by the existing power supply system.

Water for the site is obtained from various sources, with freshwater supplied from a groundwater well and surface water from a dammed reservoir which is shared with the Town of Panuco de Coronado, and recirculated water from the underground workings and from the tailings thickener and tailings dam. Infrastructure is available on site to treat underground and process water (if needed) prior to recirculation.

Tailings generated by the Avino processing plant have been historically and currently stored in a tailings management facility (TMF) located adjacent to the Avino open pit and milling facilities. Mineralized material resulting from the development of La Preciosa is trucked to the Avino processing plant and associated tailings are deposited in the existing Avino TMF. A second dry stack tailings management facility (DSTMF) is proposed to support the future Oxide Tailings Project. Additional information regarding DSTMF design elements can be found in Tetra Tech 2024). Existing ancillary service facilities include administration offices, maintenance shop, warehouse, laboratories, fuel storage provide supports for the mining operations.

The Property is surrounded by several communities from which AVINO draws skilled trades and labourers. As of December 9, 2025, the Avino Mine employed and contracted 600 personnel, including contractors. The mine operates on three 8-hour shifts, 7 days per week, whereas the mill operates on a 24/7 schedule, two 10-hour shifts per day. Camp accommodations are not needed on site due to the proximity of the Property to these communities, where accommodations and other services are readily available.

1.10 Environmental

AVINO has provided information on the Property's environmental setting, existing permits and registrations, ongoing monitoring activities, and closure planning which is summarized in Section 20.0. As mine planning is advanced in relation to the updated MRE, regulatory and community engagement requirements should be reviewed and updated.

1.11 Capital and Operating Costs

1.11.1 Current Operation

The Avino Mill is currently processing materials from active mining of the Avino ET and La Preciosa deposits, with the La Preciosa contribution starting in Q4 2025. Actual capital expenditures for the last five years on the Avino ET and La Preciosa deposits are summarized in Table 1-6. Mine and mill capital costs are mainly attributed to equipment purchases, construction and site upgrading.

Table 1-6 Capital Costs for the Avino Mine (USD$ in 000s) (Avino 2026)

Description	Q1 2026	2025	2024	2023	2022	2021
Office Furniture	11	54	61	78	108	31
Computer and Communication /Automation Enhancement	33	200	18	1,177	136	13
Mill Machinery and Processing Equipment	569	4,725	2,552	3,080	4,781	1,130
Mine Machinery and Transportation Equipment	1,705	6,410	2,041	3,271	2,181	1,337
Buildings and Construction	400	1,015	672	1,042	360	445
ET Mineral Property – Avino	1,928	6,287	850	4,827	1,649	(113)
Total Capital Costs	4,646	18,691	6,194	13,475	9,215	2,843

The Avino ET and La Preciosa mining and milling operating costs are summarized in Table 1-7. The costs include operating and maintenance labour together with the operation-associated consumable supplies. The cost of electrical power was included in the milling costs. The geological component was mostly related to technical labour.

Table 1-7 Operating Costs for Avino Mine (USD$ in 000s) (Avino 2026)

Description	Q1 2026	2025	2024	2023	2022	2021
Mining Cost	5,398	16,032	17,490	15,883	13,767	2,683
Milling Cost	3,889	12,976	12,550	10,667	7,486	1,467
Geological and Other	2,504	7,441	6,971	5,280	3,989	1,152
Royalties	983	2,873	2,165	1,456	1,505	403
Depletion and Depreciation	3,143	3,532	3,169	2,704	2,046	1,976
Total Direct Costs	15,917	42,854	42,345	35,990	28,793	7,681
G&A (General & Admin.)	3,850	12,416	8,261	7,888	7,179	5,084
Total Operating Costs	19,767	55,270	50,606	43,878	35,972	12,765

1.11.2 Oxide Tailings Project

The total estimated initial capital cost for the design, construction, installation, and commissioning of the Oxide Tailings Project is $49.1 million. This total includes all direct costs, indirect costs, owner's costs, and contingency. Detailed capital and operating cost estimates for retreating the Oxide Tailings Deposit, including reclaiming the oxide tailings and constructing the processing plant and dry stack tailings management facility is provided in Tetra Tech 2024.

1.12 Economic Analysis

The Avino Mine is currently in production and AVINO considered a Producing Issuer under NI 43-101. This Technical Report does not include material expansion of current production; therefore, economic analysis has been excluded.

1.13 Risks and Recommendations

Factors that could materially influence the Mineral Reserve Estimates include potential fluctuations in metal prices and exchange rate assumptions; geotechnical conditions that may compromise underground stability and contribute to increased unplanned dilution or mining losses; unexpected variations in equipment productivity; and any reduction in the Avino Mine's ability to process mineralized material at planned throughput rates or achieve expected metallurgical recoveries. Additional risks relate to higher-than-anticipated geological variability, tailings storage capacity, cost escalation driven by external economic pressures, and changes to taxation assumptions. The estimates may also be impacted by challenges in maintaining consistent access to mining areas, changes to permitting or regulatory frameworks underlying the mine plan, risks associated with securing mining concessions and surface rights, and the renewal of agreements with local surface owners, as well as the ongoing requirement to maintain social and environmental licenses to operate.

Furthermore, the existing tailings storage infrastructure does not currently have sufficient capacity for the full reserve tonnage. Although preliminary volumetric assessments suggest that the Avino Property mineral concessions may be able to accommodate the projected tailings volume, detailed geotechnical stability analyses and comprehensive engineering studies are required to confirm the definitive storage capacity. As such, the Mineral Reserve Estimate may be subject to modification pending the results of these further investigations.

AVINO is actively evaluating tailings storage expansion alternatives, including facility expansion and potential new storage locations and it is reasonably expected that sufficient capacity will be available to support the full life of mine plan.

Risks and recommendations related to mine planning and potential future development of the Property are further discussed in Section 26.0.

2.0 INTRODUCTION

Avino Gold and Silver Ltd. ("AVINO" or the "Company") is a Canadian-based mining and exploration company listed on the TSX and the NYSE-American trading under the symbol "ASM". AVINO has precious metal properties in Mexico and Canada and has a head office located at 900-570 Granville Street, Vancouver, British Columbia V6C 3P1, Canada.

The Property comprises the Avino Underground Deposit; the La Preciosa Underground Deposit; and the Oxide Tailings Deposit located on surface adjacent to the Avino Mine. The Avino Mine is currently in operation and AVINO is considered a Producing Issuer as per NI 43-101 definition.

AVINO previously published an NI 43-101 Pre-Feasibility Study (PFS) titled *Oxide Tailings Project Pre-Feasibility Study for the Avino Property* which is referred to throughout this Technical Report as "Tetra Tech 2024". Tetra Tech 2024 included updated Mineral Resource estimates for the Property's underground deposits and surface oxide tailings; however, a Mineral Reserve was reported only for the Oxide Tailings Deposit. Tetra Tech was subsequently engaged in 2025 by AVINO to prepare an inaugural Mineral Reserve Estimate ("MRE") for the Avino Underground Deposit and the La Preciosa Underground Deposit, which is the focus of this Technical Report.

This Technical Report has been prepared in accordance with NI 43-101 and Form 43-101F1.

2.1 Effective Dates

The MRE for the Avino Underground Deposit and the La Preciosa Underground Deposit was prepared by Mr. Kourosh Tarighi, P.Eng., Senior Mining Engineer at Tetra Tech, in accordance with NI 43-101 and has an effective date of October 31, 2025. The MRE for the Avino Underground Deposit and the La Preciosa Underground Deposit is based on Mineral Resource block models provided by Mr. Michael F. O'Brien, M.Sc., P.Geo., Senior Geologist at Red Pennant Communications Corp. Mr. Tarighi and Mr. O'Brien are each considered an independent qualified person pursuant to NI 43-101.

The MRE for the Oxide Tailings Deposit was prepared in 2024 by Mr. Jay Li, P.Eng., Senior Mine Engineer at Tetra Tech, and reviewed in 2025 prior to inclusion in this Technical Report. The Oxide Tailings Deposit is materially unchanged since the publication of Tetra Tech 2024; consequently, Mr. Li has determined that the previously reported estimate remains valid for inclusion in this Technical Report, in compliance with NI 43-101 requirements for written disclosure of Mineral Reserves. As such, the Oxide Tailings Deposit resource and reserve estimates were not updated and retain its effective date of January 16, 2024. The use of two effective dates in this Technical Report reflects the differing timings of data acquisition and reserve evaluation for the underground and oxide tailings components of the Property.

Latest information on mineral tenure, surface rights, and Property ownership was provided by AVINO in December 2025.

2.2 Personal Inspections and Qualified Persons

A summary of the QPs responsible for this Technical Report is provided in Table 2-1. The following QPs conducted personal inspections of the Property:

- Michael F. O'Brien, P.Geo., M.Sc., Pr.Scit.Nat., FAusIMM, FSAIMM, conducted personal inspections of the Property from June 12 to 15, 2017, February 12 to 14, 2020, July 20, 2021, and October 14 to 16, 2025.

- Kourosh Tarighi, P.Eng. conducted personal inspections of the Property most recently on October 13 to 15, 2025 and February 16 to 20, 2026.
- Hassan Ghaffari, P.Eng., M.A.Sc., conducted personal inspections of the Property most recently on June 27, 2023 and on March 30, 2011, December 12, 2017, from August 12 to 14, 2019, July 20, 2021 and October 13 to 16, 2025.
- Jianhui (John) Huang, P.Eng., Ph.D., conducted a personal inspection of the Property on June 27, 2023.
- Junjie (Jay) Li, P.Eng., conducted a personal inspection of the Property on June 27, 2023.

Table 2-1 Summary of Qualified Persons

No.	Report Section	Company	Qualified Person
1.0	Summary	All	Sign-off by Section
2.0	Introduction	Tetra Tech	Hassan Ghaffari, P.Eng., M.A.Sc.
3.0	Reliance on Other Experts		
4.0	Property Description and Location	Red Pennant	Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography		
6.0	History		
7.0	Geological Setting and Mineralization		
8.0	Deposit Types		
9.0	Exploration		
10.0	Drilling		
11.0	Sample Preparation, Analyses and Security		
12.0	Data Verification		
13.0	Mineral Processing and Metallurgical Testing	Tetra Tech	Jianhui (John) Huang, Ph.D., P.Eng.
14.0	Mineral Resource Estimates	Red Pennant	Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
15.0	Mineral Reserve Estimate	Tetra Tech	Kourosh Tarighi, P.Eng. (Underground); Junjie (Jay) Li, P.Eng. (Tailings)
16.0	Mining Methods		
17.0	Recovery Methods		Jianhui (John) Huang, Ph.D., P.Eng.
18.0	Project Infrastructure		Hassan Ghaffari, P.Eng., M.A.Sc.
19.0	Market Studies and Contracts		Jianhui (John) Huang, Ph.D., P.Eng.
20.0	Environmental Studies, Permitting and Social or Community Impact		Hassan Ghaffari, P.Eng., M.A.Sc.
21.0	Capital and Operating Costs		Jianhui (John) Huang, Ph.D., P.Eng.
22.0	Economic Analysis		Omitted

No.	Report Section	Company	Qualified Person
23.0	Adjacent Properties		Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM.
24.0	Other Relevant Data and Information		Sign-off by Section
25.0	Interpretation and Conclusions		Sign-off by Section
26.0	Recommendations	All	Sign-off by Section
27.0	References	All	Sign-off by Section
28.0	Certificates of Qualified Persons	All	Sign-off by Section

2.3 Information and Data Sources

In preparation for this Technical Report, various historical engineering, geological, and management reports compiled about the Project or site were reviewed and supplemented by direct site examinations and investigations. All the data files reviewed for this Technical Report were provided by AVINO in the form of hard copy documents, electronic PDF reports, MS Excel files, email correspondence, and personal communication with management and personnel from AVINO. Work completed by AVINO includes several decades of open pit and underground mining, drilling and sampling, trenching, metallurgical testing, and geophysical surveying.

A complete list of references is provided in Section 27.0.

2.4 Units of Measurement

All units of measurement used in this Technical Report are in metric units, and the currency is expressed in United States dollars (USD) unless otherwise stated.

3.0 RELIANCE ON OTHER EXPERTS

This Technical Report has been prepared by Kourosh Tarighi, M.Sc., P.Eng., Jianhui (John) Huang, Ph.D., P.Eng., Junjie (Jay) Li, P.Eng., and Hassan Ghaffari, M.A.Sc., P.Eng., all of Tetra Tech, and Michael O'Brien, P.Geo., M.Sc., Pr.Scit.Nat., FAusIMM, FSAIMM, of Red Pennant Communications Corp. All authors are independent QPs as defined within the requirements of NI 43-101.

Michael F. O'Brien relied on the information provided by AVINO regarding the claims, which comprise the Property, their ownership, and their status in Section 4.0.

Kourosh Tarighi prepared the Mineral Reserve estimate, mine plan, production schedule, and related mining recommendations presented in Sections 15, 16, 24 and 26. Mr. Tarighi relied on the Mineral Resource block models provided by Michael F. O'Brien and on operating, processing, tailings, infrastructure, and cost information provided by AVINO and other project contributors where applicable.

Jianhui (John) Huang relied on AVINO for concentrate marketing related information as described in Section 19.0.

Hassan Ghaffari relied on AVINO for environmental and community related information as described in Section 20.0.

The information, conclusions, opinions, and estimates contained herein are based on:

- The information available to the authors at the time this Technical Report was prepared,
- Assumptions, conditions, and qualifications as outlined in this Technical Report,
- Production and expenditure data, reports, and other information supplied by AVINO.

AVINO reported to the authors that, to the best of its knowledge, there is no known litigation that could potentially affect the Project.

Note: The authors of this Technical Report are not qualified to provide extensive commentary on legal or political issues associated with the Property, which are considered outside the scope of this Technical Report. For the portions of this Technical Report that deal with the types and numbers of mineral tenures and licenses, the nature and extent of title and interest in the Property, and the terms of any royalties, back-in rights, payments, or other agreements and encumbrances to which the Property is subject (refer to Section 4.0), Tetra Tech has relied upon the title opinion provided by AVINO.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Property is located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán, and is approximately 85 km by existing road, northeast of the city of Victoria de Durango, the state capital. The Project is situated on the eastern flank of the Sierra Madre Occidental Mountain range (Figure 4-1). It can be found on the Instituto Nacional de Estadística, Geografía e Informática General Carlos Real Topographic Map G13D72, centred on coordinates 24°25'42.4200"N Latitude and 104°27'27.2380"W Longitude (554,987.8815 mE, 2,701,771.0046 mN) in the Universal Transverse Mercator (WGS 84), Zone 13R (Northern Hemisphere).


North
Parral
Laredo
NUEVO LEON
Monterrey
Torreón
Saltillo
SINALOA
Culiacán
DURANGO
Avino
Property
Pánuco de Coronado
Durango
Mexico
TAMAULIPAS
Ciudad Victoria
Mazatlan
Kilometres
0
50
100
150
Cities
Roads
State Boundaries
Zacatecas
NAYARIT
Aguascalientes
Durango State, Mexico

Figure 4-1 General Location of the Property (Avino 2021)

The Property consists of two parts:

- The historic Avino Mine concessions which contain the Avino ET and San Gonzalo mine workings, processing infrastructure, and associated vein systems.
- The newly acquired (March 21, 2022) La Preciosa Mining concessions contain the La Preciosa veins. Mine development commenced in 2025.

Figure 4-2 shows the relative situation of these elements.


Avino Mine
19 km
La Preciosa
N
Map Image Data © Google Satellite Imagery

Figure 4-2 General Location of Avino and La Preciosa Concessions (Avino 2023)

4.1 Avino Mine Area

4.1.1 Property Ownership

In 1968, Avino Mines and Resources Ltd. acquired a 49% interest in CMMA and Minera San José de Avino SA, which together held mineral claims totalling 2,626 ha (6,488 ac). Avino Mines and Resources Ltd. retained Vancouver-based Cannon-Hicks & Associates Ltd. (Cannon-Hicks), a mining consulting firm, to conduct the exploration and development of the Property. Cannon-Hicks's exploration activities included surface and underground sampling and diamond drilling (VSE 1979).

On July 17, 2006, the Company completed the acquisition of Compañía Minera Mexicana de Avino, S.A. de C.V. (Avino Mexico), a Mexican corporation, through the acquisition of an additional 39.25% interest in Avino Mexico, which, combined with the Company's pre-existing 49% share of Avino Mexico, brought the Company's ownership interest in Avino Mexico to 88.25%. The additional 39.25% interest in Avino Mexico was obtained through the acquisition of 79.09% of the common shares of Promotora, which in turn owns 49.75% of Avino Mexico's common shares, and the direct acquisition of 1% of the common shares of Avino Mexico.

On July 17, 2006, the acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration, which were referred to as the "Payment Shares", for the purchase of the additional 39.25% interest in Avino Mexico. The Payment Shares were valued based on the July 17, 2006, closing market price of the Company's shares on the TSX.

The Company acquired a further 1.1% interest in Avino Mexico through the acquisition from an estate, subject to approval and transfer of the shares to the Company by the trustee for the estate. On December 21, 2007, approval was received, and the Company obtained the 1.1% interest from the estate for no additional consideration.

On February 16, 2009, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico. As a result, the Company's ownership interest in Avino Mexico increased to 99.28%. On June 4, 2013, the Company converted existing loans advanced to Avino Mexico into new additional shares of Avino Mexico, resulting in the Company's ownership increasing by 0.38% to an effective 99.67%. The issuance of shares to the Company by Avino Mexico on June 4, 2013, resulted in a reduction in the non-controlling interest from 0.72% to 0.34%.

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino, Mexico, prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

4.1.2 Mineral Concessions and Agreements

Ownership proportions and mineral concessions are summarized in Table 4-1 and Table 4-2, respectively. The Avino Mine component of the Property comprises 26 mineral concessions totalling 1,301.4314 ha (Figure 4-3).

Table 4-1 Summary of Property Ownership

Company	Relationship to Avino Silver and Gold Mines Ltd.	Effective Ownership of Avino Mine Property (%)
CMMA	Subsidiary	98.45
Promotora	Subsidiary	1.22
Total Effective Ownership of Avino Mine Property	-	99.67
Estate of Ysita	Non-controlling interest	0.33
Total	-	100.00

Table 4-2 Mineral Concessions – Avino Area (Avino 2023)

S. No.	Concession Name	Concession No.	Area (Ha)	Expiration date
1	AMPLIACION DE LA POTOSINA	185326	84.0000	December 14, 2039
2	AMPLIACION SAN GONZALO	191837	5.8495	December 19, 2041
3	AMPLIACION LA MALINCHE	204177	6.0103	December 18, 2046
4	EL POTRERITO	185328	9.0000	December 14, 2039
5	LA MALINCHE	203256	9.0000	June 28, 2046
6	LA POTOSINA	185336	16.0000	December 14, 2039
7	SAN GONZALO	190748	12.0000	April 29, 2041
8	YOLANDA	191083	43.4577	April 29, 2041
9	AGRUP. SAN JOSE	164985	8.0000	August 13, 2029
10	AGRUP. SAN JOSE, (EL TROMPO)	184397	81.5466	October 13, 2039
11	AGRUP. SAN JOSE, (GRAN LUCERO)	189477	161.4684	December 5, 2040
12	AGRUP. SAN JOSE, (PURISIMA CHICA)	155597	136.7076	September 30, 2071
13	AGRUP. SAN JOSE, (SAN CARLOS)	117411	4.4505	December 5, 2061
14	AGRUP. SAN JOSE, (SAN PEDRO Y SAN PABLO)	139615	12.0000	June 22, 2061
15	AGUILA MEXICANA	215733	36.7681	March 12, 2054
16	ARANJUEZ	214612	96.0000	October 2, 2051
17	AVINO GRANDE IX	216005	19.5576	April 2, 2052
18	AVINO GRANDE VIII	215224	22.8816	February 14, 2052
19	EL CARACOL	215732	102.3821	March 12, 2052
20	EL FUERTE	216103	100.3274	April 9, 2052
21	FERNANDO	205401	72.1287	August 29, 2047
22	LA ESTELA	179658	14.0000	December 11, 2036
23	LOS ANGELES	154410	23.7130	March 25, 2071
24	NEGRO JOSE	218252	58.0000	October 17, 2052
25	SAN MARTIN DE PORRES	222909	30.0000	September 15, 2054
26	SANTA ANA	195678	136.1823	September 14, 2042
--	TOTAL	--	1,301.4314	--

Note: Figures may not add to totals shown due to rounding.


EXPLANATION
GRAPHIC SCALE
Cía. Minera Mexicana de Avino, S.A. de C.V.
Avino Project
Mining Clims

Figure 4-3 Concession Map of Avino Property (Avino 2023)

In May 1970, Avino Mines and Resources Ltd. signed a formal agreement with Selco Mining and Development (Selco), a division of Selection Trust Company. Due to other commitments, Selco abandoned its interest in the Project in 1973 (VSE 1979). On February 18, 2012, through its subsidiary company CMMA, the Company re-entered into an agreement (the Agreement) with Minerales, whereby Minerales indirectly granted the Company the exclusive mining and occupation rights to the La Platosa concession. The La Platosa concession covers 98.83 ha and hosts the Avino Vein and ET Zone.

Pursuant to the Agreement, AVINO has the exclusive right to explore and mine the concession for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, AVINO has paid Minerales the sum of USD$250,000 by the issuance of 135,189 common shares of AVINO. Under the Agreement, AVINO had a period of 24 months for the development of mining facilities.

AVINO has agreed to pay Minerales a royalty equal to 3.5% of NSRs, at the commencement of commercial production from the concession. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 t, then AVINO must pay Minerales, in any event, a minimum royalty equal to the applicable Net Smelter Return (NSR) royalty based on processing at a minimum monthly rate of 15,000 t.

In the event of a force majeure, AVINO shall pay the minimum royalty as follows:

- First quarter: payment of 100% of the minimum royalty
- Second quarter: payment of 75% of the minimum royalty
- Third quarter: payment of 50% of the minimum royalty
- Fourth quarter: payment of 25% of the minimum royalty
- In the case of force majeure still in place after one year of payments, payment shall recommence at a rate of 100% of the minimum royalty and shall continue being made as per the quarterly schedule

Minerales has also granted AVINO the exclusive right to purchase a 100% interest in the concession at any time during the term of the Agreement (or any renewal thereof) upon payment of USD$8 million within 15 days of AVINO's notice of election to acquire the Property. The purchase would be completed under a separate purchase agreement for the legal transfer of the concession. This agreement replaces all other previous agreements.

During May of each year, AVINO must file assessment work made on each concession for the immediately preceding calendar year. During January and July of each year, AVINO must pay in advance the mining taxes, which are based on the surface of the concession and the number of years that have elapsed since it was issued.

Consistent with the mining regulations of Mexico, cadastral surveys have been carried out for all the listed mineral concessions as part of the field staking prior to recording (Slim 2005d). It is believed that all concessions are current and up-to-date. Mineral concessions in Mexico do not include surface rights. AVINO has entered into agreements with communal landowners (Ejidos) of San José de Avino for the temporary occupation and surface rights of the concessions.

4.2 La Preciosa Area

4.2.1 Mineral Tenure

The La Preciosa part of the Property consists of 15 Mining Concessions that amount to 6,641.5809 ha. Proyectos Mineros La Preciosa, S.A. de C.V. (PMLP) holds 100% of the registered, legal, and beneficial interest in and to these Mining Concessions. PMLP also holds 100% of the registered, legal, and beneficial interest in and to three (3) additional Mining Concessions that are adjacent to, and contiguous with, La Preciosa. These three additional Mining Concessions encompass approximately 31,300 ha. Combined, the eleven (11) Mining Concessions of PMLP comprise approximately 32,400 ha and, together with approximately 1,800 ha of surface estates controlled, represent the La Preciosa consolidated property package.

By a share purchase agreement dated October 27, 2021, with Coeur and its affiliates, AVINO acquired PMLP and the La Preciosa property. The acquisition was completed on March 21, 2022.

Table 4-3 provides information about the Mining Concessions in the La Preciosa area. Figure 4-4 depicts the location of the Mining Concessions and surface estates controlled.

Table 4-3 Mineral Concessions - La Preciosa Area (Avino 2023)

S. No.	Concession Name	Concession No.	Area (Ha)	Expiration date
1	EL CHOQUE CUATRO	220251	629.7778	July 1, 2053
2	EL CHOQUE SEIS	220583	249.0000	September 1, 2053
3	EL CHOQUE TRES	218953	10.0000	January 28, 2053
4	FRACCION LA PRECIOSA	185128	2.5249	July 14, 2038
5	LA B	214232	28.2006	September 5, 2051
6	LA PRECIOSA	182517	143.6119	July 14, 2038
7	LUPITA	182584	27.1878	August 11, 2038
8	SAN PATRICIO	189616	29.4740	December 4, 2040
9	SANTA MONICA SUR	223097	900.0000	October 15, 2054
10	EL NIÑO	236219	10.0000	May 24, 2060
11	LA PEÑA	204828	57.3190	May 12, 2047
12	CENTINELA	244180	0.1048	June 29, 2065
13	DON MIGUEL HIDALGO Y COSTILLA	244480	0.2168	October 5, 2065
14	HURACAN 4 R1A	246910	1,768.4591	January 19, 2054
15	TIFON 3 R1A	246466	2,785.7042	February 16, 2056
--	TOTAL	--	6,641.5809	--

Notes: Figures may not add to totals shown due to rounding.

The Dirección General de Minas (General Bureau of Mines) administers Mining Concessions in Mexico. A legal survey (Trabajos Periciales) of each Mining Concession was completed as a requirement of, and condition precedent to, the General Bureau of Mines granting such Concession.

Pursuant to an amendment of the Mexican Mining Law (Law), by Congressional Decree of February 22, 2005, published in the Diaro Oficial de la Federación April 28, 2005, there is no longer any distinction between an Exploration Concession and an Exploitation Concession. Consequently, all Concessions are "Mining Concessions" (Exploration and Exploitation), and as a result, all Exploration and Exploitation Concessions have been converted into Mining Concessions, expiring 50 years from the date they were originally granted.

Payment of Mining Duties are required for each Mining Concession and, each year, are payable semi-annually in January and July to the Secretaría de Economía (Secretariat of Economy). The Mining Duties are calculated by determining the correct Cuota[1] ("Fee"), which varies based upon the age of the Mining Concession. The Fee is then multiplied by the number of hectares encompassed by the Mining Concession, the product of which equals the semi-annual Mining Duty payable for the respective Mining Concession. A copy of the payment receipt of the Mining

1 The Base Rate or "Fee" is adjusted annually and published the Diario Oficial De La Federación each December for use in calculating Mining Duties payable due the following year.


N
W
E
S
2705000 N
2700000 N
2695000 N
SANTA MONICA SUR
T.223097
HURACAN 4 R1A
CENTINELA
LA B
T. 214232
SAN PATRICIO
FRACCION LA PRECIOSA
LUPITA
LA PRECIOSA
T.192517
EL NIÑO
T.236219
EL CHOQUE SEIS
LA PEÑA
EL CHOQUE CUATRO
T.220251
EL CHOQUE TRES
T.218953
DON MIGUEL HIDALGO
Y COSTILLA
TIFON 9 R1A
LEYEND
LA PRECIOSA HOLDINGS
Metros

Figure 4-4 Concession Map of La Preciosa Area (Avino 2023)

Duty must be filed with the Dirección General de Regulación Minera, a sub-directorate of the General Bureau of Mines, semi-annually each February and August.

Informes Estadístico Sobre La Producción, Beneficio y Destino de Minerales o Sustancias Concesibles (Production Reports), detailing the production, beneficiation, and destination of concessionable minerals, must be submitted annually by January 30. These reports must be submitted for each Mining Concession bearing production and all Mining Concessions with over six (6) years of age, whether bearing production or not.

The surface estates overlying La Preciosa are owned by a mixture of ejidos[2] and private parties.

4.2.2 Issuer's Interest

On February 20, 2013, Coeur announced it was entering into a definitive agreement pursuant to which Coeur would agree to acquire all of the issued and outstanding common shares of Orko, the parent company of PMLP, in a transaction with a total value of approximately CAD$350 million.

On April 16, 2013, Coeur announced the completion of its acquisition of Orko pursuant to its previously announced plan of arrangement, detailed in the news release on February 20, 2013. As a result of the completion of the arrangement, Coeur owned all of the issued and outstanding shares of Orko.

By a share purchase agreement dated October 27, 2021, with Coeur and its affiliates, AVINO indirectly acquired PMLP and the La Preciosa property. The acquisition was completed on March 21, 2022. On August 25, 2025, AVINO announced that it had completed the 2025 Transaction, whereby it purchased and extinguished all of the outstanding La Preciosa Obligations it had granted to Coeur (then held by Deterra).

4.2.3 Royalties, Back-in Rights, Payments, Agreements, and Encumbrances

- A Consulting and Finder's Fee Agreement dated May 1, 2002, as amended (Agreement) by and between Silver Standard Resources, Inc., the predecessor in interest of and to PMLP and La Cuesta International, Inc. (LCI). In accordance with the terms thereof, PMLP pays a Finder's Fee to LCI, comprised of: (I.) an advance royalty, every six (6) months, equal to the greater of (i.) USD$5,000 or (ii.) 2% of direct exploration costs in and to the Mining Concession San Juan (Título #226663) and (II.) a one-quarter of one percent (0.25%) NSR royalty on production derived from the Mining Concession San Juan (Título #226663), which is located adjacent to La Preciosa, if any. The maximum amount payable under the terms of the Agreement is USD$2,000,000. PMLP has the right, at any time, to acquire from LCI all of the NSR payable in respect to LCI, including any amount remaining payable under the NSR. LCI shall not sell, transfer, or otherwise assign all or any portion of its interest in the NSR (NSR Interest) to any other party without first offering the NSR Interest to PMLP. Reciprocally, PMLP shall not sell, transfer, or otherwise assign all or any portion of its interest in and to the Mining Concession to any other party without first offering the Mining Concession to LCI;
- A Net Smelter Return Royalty Agreement dated June 19, 2002 (Sanluis Agreement #1) by and among Minas Luismin S.A. de C.V., Minas Sanluis, S.A. de C.V., collectively, the owner and the predecessor in interest of and to PMLP and Corporación Turística Sanluis, S.A. de C.V., the holder and predecessor in interest of and to SANLUIS Corporación, S.A.B. de C.V. In accordance with the terms thereof, the Owner conveyed a three percent (3%) NSR royalty (Sanluis Royalty #1) on production to the holder, derived from Mining Concessions El Choque Tres (Título #218953) and La B (Título #214232), if any. Sanluis Royalty #1 is a covenant that runs with, and binds, these two (2) Mining Concessions and the legal title thereto, the owners thereof, and their successors and/or assigns. The Sanluis Agreement #1 provides that owner has a right of first refusal to acquire the Sanluis Royalty #1 if the holder receives a bona fide proposal to acquire the Sanluis Royalty #1 from a third party;
- On June 12, 2014, SANLUIS Corporación, S.A.B. de C.V. extended to Coeur its right of first refusal pursuant to the terms, covenants, and obligations of the Sanluis Agreement #1. Coeur exercised its right of first refusal

2 An ejido is one of two types of social property in Mexico, granted by the government that combines communal ownership with individual use. The ejido consists of common use land, community development land, and individual parcels, which may be assigned to ejido members.

and on July 2, 2014, repurchased the Sanluis Royalty #1 encumbering the two (2) Mining Concessions El Choque Tres (Título #21895) and La B (Título #214232) for USD$12,000,000.00. The repurchase price also reflects the concurrent extension and exercise of the right of first refusal of the Sanluis Royalty #2 described immediately hereinbelow.

- A Net Smelter Return Royalty Agreement dated June 19, 2002, (Sanluis Agreement #2) by and among Minas Luismin S.A. de C.V., Minera Thesalia, S.A. de C.V., collectively, the owner and the predecessor in interest of and to PMLP and Corporación Turística Sanluis, S.A. de C.V., the holder and predecessor in interest of and to SANLUIS Corporación, S.A.B. de C.V. In accordance with the terms thereof, the Owner conveyed a three percent (3%) NSR royalty (Sanluis Royalty #2) on production to the holder, derived from Mining Concessions La Preciosa (Título #182517), Lupita (Título #182584), Fracción La Preciosa (Título #185128), and San Patricio (Título #189616), if any. Sanluis Royalty #1 is a covenant that runs with, and binds, these four (4) Mining Concessions and the title thereto, the owners thereof, and their successors and/or assigns. The Sanluis Agreement #2 provides that owner has a right of first refusal to acquire the Sanluis Royalty #2 if the holder receives a bona fide proposal to acquire the Sanluis Royalty #2 from a third party;

- On June 12, 2014, SANLUIS Corporación, S.A.B. de C.V. extended to Coeur its right of first refusal pursuant to the terms, covenants, and obligations of the Sanluis Agreement #2. Coeur exercised its right of first refusal and on July 2, 2014, repurchased the Sanluis Royalty #2 encumbering the four (4) Mining Concessions La Preciosa (Título #182517), Lupita (Título #182584), Fracción La Preciosa (Título #185128), and San Patricio (Título #189616) for USD$12,000,000.00. The repurchase price also reflects the concurrent extension and exercise of the right of first refusal of the Sanluis Royalty #2 described immediately hereinabove.

- On June 12, 2013, PMLP executed a Contrato de Ocupación Temporal Para La Extracción, Explotación, Uso y Aprovechamiento de Las Fuentes de Agua del Subsuelo (Temporary Occupancy Agreement) with Fernando Rivas Cossío, an ejidatario of the ejido Vicente Suarez (Posesionario). This Temporary Occupancy Agreement covers approx. five and nine-tenths (5.9) hectares, and has a term of thirty (30) years from June 12, 2013. In accordance with the terms of the Temporary Occupancy Agreement, the annual rent payable to the Posesionario is USD$75,000. PMLP has prepaid the annual rent through June 12, 2018;

- On June 12, 2013, PMLP executed a Temporary Occupancy Agreement with Fernando Rivas Cossío, an ejidatario of the ejido Vicente Suarez (Posesionario). This Temporary Occupancy Agreement covers approx. eight and four-tenths (8.4) hectares, and has a term of thirty (30) years from June 12, 2013. In accordance with the terms of the Temporary Occupancy Agreement, the annual rent payable to the Posesionario is USD$75,000. PMLP has prepaid the annual rent through June 12, 2018;

- On July 23, 2013, PMLP executed a Temporary Occupancy Agreement with Alejandro Hernández Jarquín (Propietario). This Temporary Occupancy Agreement covers approx. one thousand two hundred eighteen and five-tenths (1,218.5) hectares, has a term of twenty-five (25) years from July 23, 2013, and expressly allows for the exploration, exploitation, and beneficiation of concessionable minerals. In accordance with the terms of the Temporary Occupancy Agreement, a lump sum payment was tendered upon the execution thereof, equaling MXN$16,463,966.40, and represents the sum total consideration due from the Compañía thereunder. The land encumbered by this Temporary Occupancy Agreement overlies a portion of the Mining Concession El Choque Tres (Título #218953), El Choque Cuatro (Título #220251), La B (Título #214232), La Preciosa (Título #182517), and San Juan (Título #226663);

- On February 7, 2014, PMLP executed a Temporary Occupancy Agreement with Unidád Comercial Agricola y Ganadera Don Joaquin S. de R.L. de C.V. (Propietario). This Temporary Occupancy Agreement covers approximately twenty (20) hectares, has a term of twenty-five (25) years from February 7, 2014, and expressly allows for the exploration, exploitation, and beneficiation of concessionable minerals. In accordance with the terms of the Temporary Occupancy Agreement, the annual rent payable to the Propietario is USD$18,000. PMLP has prepaid the annual rent through February 9, 2019. On February 10, 2019, PMLP must prepay the ensuing five (5) years' annual rent, through February 9, 2024. Thereafter, there is no longer an obligation to

prepay the annual rent. The land encumbered by this Temporary Occupancy Agreement overlies a portion of the Mining Concession San Juan (Título #226663);

- On February 7, 2014, PMLP executed a Temporary Occupancy Agreement with Jorge Soto Enríquez (Propietario). This Temporary Occupancy Agreement covers approx. six (6) hectares, has a term of twenty-five (25) years from February 7, 2014, and expressly allows for the exploration, exploitation, and beneficiation of concessionable minerals. In accordance with the terms of the Temporary Occupancy Agreement the annual rent payable to the Propietario is USD$5,400. PMLP has prepaid the annual rent through February 9, 2019. On February 10, 2019, PMLP must prepay the ensuing five (5) year's annual rent, through February 9, 2024. Thereafter, there is no longer an obligation to prepay the annual rent. The land encumbered by this Temporary Occupancy Agreement overlies, to varying degrees, portions of the Mining Concessions El Choque Cuatro (Título #220251), San Juan (Título #226663), and Santa Monica (Título #221288);
- On February 7, 2014, PMLP executed a Temporary Occupancy Agreement with Jorge Soto Enríquez (Propietario). This Temporary Occupancy Agreement covers approx. ninety-four (94) hectares, has a term of twenty-five (25) years from February 7, 2014, and expressly allows for the exploration, exploitation, and beneficiation of concessionable minerals. In accordance with the terms of the Temporary Occupancy Agreement, the annual rent payable to the Propietario is USD$84,600. PMLP has prepaid the annual rent through February 9, 2019. On February 10, 2019, PMLP must prepay the ensuing five (5) year's annual rent, through February 9, 2024. Thereafter, there is no longer an obligation to prepay the annual rent. The land encumbered by this Temporary Occupancy Agreement overlies, to varying degrees, portions of the Mining Concessions El Choque Cuatro (Título #220251), San Juan (Título #226663), and Santa Monica (Título #221288);
- On February 13, 2014, PMLP executed a Temporary Occupancy Agreement with Petra Higareda Briceño Viuda de García (Propietario). This Temporary Occupancy Agreement covers approx. fifty-four and nine-tenths (54.9) hectares, has a term of twenty-five (25) years from February 13, 2014, and expressly allows for the exploration, exploitation, and beneficiation of concessionable minerals. In accordance with the terms of the Temporary Occupancy Agreement, the annual rent payable to the Propietario is USD$49,422.93. PMLP has prepaid the annual rent through February 13, 2019. The land encumbered by this Temporary Occupancy Agreement overlies, to varying degrees, portions of the Mining Concessions El Choque Cuatro (Título #220251) and La Preciosa (Título #182517);
- On February 18, 2014, PMLP executed a Temporary Occupancy Agreement with ejido Lázaro Cárdenas (Ejido). This Temporary Occupancy Agreement covers approx. one hundred fifty-seven and two-tenths (157.2) hectares, has a term of thirty (30) years from February 18, 2014, and expressly allows for the exploration, exploitation, and beneficiation of concessionable minerals. In accordance with the terms of the Temporary Occupancy Agreement, the annual rent payable to the Ejido is MXN$785,944.95. The annual rent shall be adjusted annually in accordance with the changes to the Mexican CPI. The land encumbered by this Temporary Occupancy Agreement overlies, to varying degrees, portions of the Mining Concessions El Choque Cuatro (Título #220251), El Choque Seis (Título #220583), and Santa Monica (Título #221288);
- On February 19, 2014, PMLP executed a Temporary Occupancy Agreement with ejido Francisco Javier Mina (Ejido). This Temporary Occupancy Agreement covers approx. eighty-nine and two-tenths (89.2) hectares, has a term of thirty (30) years from February 19, 2014, and expressly allows for the exploration, exploitation, and beneficiation of concessionable minerals. In accordance with the terms of the Temporary Occupancy Agreement, the annual rent payable to the Ejido is MXN$445,846.69. The annual rent shall be adjusted annually in accordance with the changes to the Mexican CPI. The land encumbered by this Temporary Occupancy Agreement overlies, to varying degrees, portions of the Mining Concessions El Choque Cuatro (Título #220251), El Choque Seis (Título #220583), and Santa Monica (Título #221288);
- On April 11, 2014 PMLP executed a Temporary Occupancy Agreement with Candelaria Uves Solórzano (Propietario). This Temporary Occupancy Agreement covers approx. two hundred eighteen and eight-tenths

(218.8) hectares, has a term of twenty-five (25) years from April 11, 2014, and expressly allows for the exploration, exploitation, and beneficiation of concessionable minerals. In accordance with the terms of the Temporary Occupancy Agreement, the annual rent payable to the Propietario is USD$196,911.89. PMLP has prepaid the annual rent through March 28, 2019. However, beginning March 28, 2015, and continuing until March 28, 2019, PMLP must prepay, in each of those years, for the future lease periods from March 29, 2019, through March 28, 2024. On March 28, 2024, PMLP must prepay the annual rent for the ensuing five (5) years or until March 28, 2029. On March 28, 2029, PMLP must prepay the annual rent for the ensuing five (5) years or until March 28, 2034. The last annual rent payment under the terms of the Temporary Occupancy Agreement is scheduled to be made March 28, 2034, a prepayment of the annual rent for the last year of the term of the Temporary Occupancy Agreement, 2039. The land encumbered by this Temporary Occupancy Agreement overlies, to varying degrees, portions of the Mining Concessions El Choque Cuatro (Título #220251), El Choque Seis (Título #220583), Fracción La Preciosa (Título #185128), La B (Título #214232), La Preciosa (Título #182517), San Patricio (Título #189616), and Santa Monica (Título #221288).

- On August 25, 2025, AVINO announced that it had purchased and extinguished all of the outstanding royalties and contingent payment obligations (the "La Preciosa Obligations") then currently held by Deterra Royalties Limited (ASX: DRR) ("Deterra") (collectively, the "2025 Transaction"). The consideration for the royalty purchase was a $13.25 million upfront payment followed by an $8.75 million payment deferred for one year. This second payment was already accounted for in the existing royalty agreement with Deterra. The La Preciosa Obligations are comprised of:
  - a cash payment of USD$8.75 million, to be paid no later than 12 months after initial production at La Preciosa (the "Contingent Production Payment");
  - a 1.25% NSR royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value returns royalty on all other areas of La Preciosa; and
  - a payment of USD$0.25 per silver equivalent ounce (subject to inflationary adjustment) of new mineral reserves (as defined by NI 43-101) discovered and declared outside of the current Mineral Resource area at La Preciosa, subject to a cap of USD$50 million, with any such payments to be credited against any existing or future payments owing on the gross value returns royalty.

  The La Preciosa Obligations were initially issued by AVINO to Coeur in connection with the acquisition of La Preciosa in March 2022. Following the acquisition in 2022, Coeur sold the La Preciosa Obligations to Trident Royalties Plc ("Trident") in May 2023, with Deterra subsequently acquiring the La Preciosa Obligations by way of its acquisition of Trident in September 2024. AVINO acquired the La Preciosa Obligations from Deterra for immediate cash consideration of $13.25 million, plus an additional USD$8.75 million in cash payable on the one-year anniversary of the closing of the 2025 Transaction.

There are no other known royalties, back-in rights, payments, agreements, or encumbrances.

4.2.4 Environmental Liabilities and Permits

Please refer to Section 20.0 for a discussion regarding environmental and permitting factors related to the Property.

4.2.5 Significant Factors and Risks

Pursuit of the purchase or control of the necessary and convenient surface estates that overlie the La Preciosa part of the property is ongoing. There are risks that some of these surface estates, or portions thereof, may not be acquired due to unrealistic expectations of the parties, uncured or incurable defects in the legal land title, and/or survey and legal description inaccuracies.

The accuracy and completeness of ownership records maintained by the several Registros Públicos de la Propiedad y del Commercio (RPPyC) and Direcciones de Catastro within the state of Durango varies greatly. Prior to commencing negotiations for the purchase or control of a surface estate, legal land titles are thoroughly abstracted to determine legal ownership and the defects affecting validity of said ownership. Many Certificados and Constancias, issued by the several RPPyC, Direcciones de Recaudación, and Registros Agrario Nacional, are requested and obtained, in order to cross-reference our own research with that of these government entities. Any disparities between the two are flagged for curing or ameliorating the title risk(s).

Well before consummating the purchase or leasehold transaction, each surface estate parcel is surveyed in the field using high-precision equipment manufactured by Trimble Navigation, LTD. Any discrepancies between the survey results, legal descriptions within the chain of title, and/or previous surveys are analyzed and curative actions are taken to formally reconcile and/or correct the legal dimensions of said surface estate. Many of the surface estates overlying the Property have been secured by long-term leasehold agreements.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE

5.1 Topography, Elevation, and Vegetation

The Property lies on the western edge of the high plains of northern Mexico, an extensive volcanic plateau characterized by narrow, northwest-trending ranges separated by wide, flat-floored filled basins. In the Durango area, the basins have elevations of between 1,900 to 2,100 metres above sea level (masl) and the higher peaks rise to 3,000 m. The Property elevation in the area of the mineralized zones at the Property is between 1,990 and 2,265 m. The highest elevations on the Property are at the northwest trending La Preciosa Ridge, which overlies the La Gloria and Abundancia veins. A broad valley forms to the east of the ridge and extends approximately 1 km toward another lower lying ridge to the northeast. Grasses, small shrubs, and cactuses comprise the typical vegetation on the steep hillsides with larger bushes and mesquite trees in the lower lying areas near springs and streams. Nearby farmers produce beans and maize with groundwater sourced from thick gravel beds in the surrounding plains or via dry farming during the rainy season. Local cattle graze on land dominated by rocky soils supporting nopal (prickly pear) and huizache (acacia) scrubland.

5.2 Accessibility and Local Resources

The Property is easily accessible by road, and the mine is an important employer of the local community from which skilled workers are available. Access is provided by Highway 40, a four-lane highway leading from Durango, past the airport and onto the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I Madero, Ignacio Zaragoza, and San José de Avino (Slim 2005d). The Avino mineral concessions are covered by a network of dirt roads, which provide easy transport access between all areas of interest on the Property and the mill at the Property (Gunning 2009).

The nearest major city is Durango, with a population of 616,068. Durango is a major mining centre in Mexico where experienced labour and services can be obtained. The two towns nearest the mine are Pánuco de Coronado and San José de Avino, where the majority of the employees live. Pánuco de Coronado has a population of 12,656, and San José de Avino is a small centre with a population of 868.

5.3 Climate and Length of Operating Season

The climate is temperate and semi-arid. In the region, the mean annual rainfall is 522 mm, and the average annual temperature is 16.7°C. The warmest month of the year is June, with an average temperature of 21.8°C, and January the coldest month of the year with an average temperature of 11.1°C. The driest month is April, with 6 mm of rainfall. In September, the precipitation reaches its peak, with an average of 123 mm (https://en.climate-data.org/north-america/mexico/durango/durango-3559/). In the winter, the temperature can drop below freezing and frost, and even light snowfall, can occur.

Exploration, development, and mining activities may take place throughout the year without any significant seasonal impact.

5.4 Infrastructure

Infrastructure is disclosed in Section 18.0.

5.5 La Preciosa Area

Figure 5-1 shows the La Preciosa regional location.


N
Cordero
Los Gatos
Durango
MEXICO
Guanacevi
Inde
Pitarrilla
SILVER
Gomez-Palacio/Torreon
Platosa
Velardeña
Sierra de Ramirez
Peñasquito
Coneto
El Castillo
Tejamen
Avino
Camino Rojo
Metates
San Sebastian
LA PRECIOSA PROJECT
TREND
Durango
La Parrilla
San Martin
0
100 km
Scale
Colorada
Fresnillo
F.I. Madero
Zacatecas
Map Legend
La Preciosa Project
Historic/ Producing Mines
State of Durango
Cities

Figure 5-1 La Preciosa Location Map (Coeur 2013)

5.6 Surface Rights, Land Availability, and Mining Areas

Surface rights in the La Preciosa area are held by a combination of private landowners, ejidos, and ejidatarios, which are ejido members with rights to use specific tracts of land within the ejido. Ejidos are areas of communal land used for agriculture where community members jointly control rights to access and use the land. Ejidos are registered with Mexico's National Agrarian Registry.

5.7 Ownership

The issuer has verified who the registered landowners are who hold surface rights within the boundaries of the current and proposed mining activities.

6.0 HISTORY

6.1 Avino Mine Area

6.1.1 Avino Mine, 1555 to 1968

The Avino deposit was originally discovered around 1555 by the Spanish conquistador Don Francisco de Ibarra. In 1562, Francisco de Ibarra was appointed governor of the newly formed province of Nueva Vizcaya in the Viceroyalty of Nueva España (New Spain) and, in 1563, founded the town of Durango. Francisco de Ibarra led several expeditions in search of silver deposits in the region and is recognized as having established Minas de Avino, present-day Avino Mine; San Martín, Durango; and Pánuco, Sinaloa. Mining operations at the Avino Mine are said to have commenced in 1562-1563 and were in production until the early 1900s. Operations at the Avino Mine continued up to the onset of the War of Independence (1810), when operations were interrupted but then restarted and continued through to the early 1900s.

In 1880, the mines were taken over by Avino Mines Ltd., a company controlled by American and British interests. The introduction of more modern industrial technology helped the Avino Mine develop into a significant mining operation at the beginning of the 20th century. By 1908, the Avino Mine was considered one of the largest open pit mines in the world and equipped with one of the largest lixification smelters (Gallegos 1960; VSE 1979; Slim 2005d).

During the early phases of the Mexican Revolution in 1910, proceeds from the mine supplied funds to the revolutionary forces. Since much of the fighting occurred in and around Durango, the mine was abandoned in 1912. Between 1912 and 1968, the mine was worked intermittently on a small scale (Avino Annual Report 1980). There is no documentary record of production from the Avino Mine during this period.

The Property was acquired under current ownership in 1968.

6.1.2 Avino Vein System Deposit

The Avino Vein system exposed in the Avino ET Mine was the mainstay of historical and current exploitation and is situated adjacent to the mine offices and processing plant. The upper portion of the deposit was extensively mined in an open pit, and the lower portion is currently accessible via a ramp and has been extensively developed and mined from more than 6 km of horizontal drifts, with vertical spacings between 15 m and 25 m. The Avino ET Mine workings extend to a maximum depth of 360 m vertically below the portal of the ramp. An old vertical shaft (240 m deep), no longer used for hoisting, is used for ventilation and to supply water and power for development and mining. A vertical section of Avino Mine is shown in Figure 6-1. The western portion of the Avino Vein system is referred to as the San Luis. In 2016–2017, the focus of exploration drilling was on the region between the Avino ET Mine and San Luis. The eastern extension of the Avino Vein system is known as Chirumbo.


+2250
+2100
+1950
Plunge 00
Azimuth 340
0 50 100 150

Figure 6-1 ET Mine: Vertical Section View Showing Development and Stoping (Red Pennant 2025)

6.1.3 San Gonzalo Vein Deposit

The San Gonzalo (SG) Vein is situated 1200 m to the northeast of the Avino ET Mine (Figure 7-3). The vein is generally less than 3 m in thickness and gold and silver mineralization are mostly confined to a vertical interval of 300 m between the surface at 2300 m and 2000 m.

Mining of the San Gonzalo vein ceased in 2019, due to exhaustion of the mineralized material. The SG Mine is still accessible via a ramp and mining could be resumed in future. The deposit was explored and exploited by more than 4 km of horizontal drifts with upper levels at 40 m vertical spacing and lower levels at 25 m vertical spacing. A vertical section of the San Gonzalo Mine is shown in Figure 6-2.



Figure 6-2 San Gonzalo Mine: Vertical Section View Showing Development and Stoping (Red Pennant 2022)

6.1.4 Guadalupe Vein Deposit

The Guadalupe vein extends between the Avino Vein and the San Gonzalo Vein and is a current exploration target (Figure 7-2).

6.1.5 San Juventino Vein Deposit

The San Juventino Vein (Figure 7-2) is adjacent to the eastern end of the Avino Vein and is a current exploration target.

6.2 La Preciosa Area

In the late 19th century, the La Preciosa part of the Property was known as Mina La Preciosa. Early work was focused on the north end of La Preciosa Ridge where the Gloria and Abundancia veins outcropped to surface. Mining ceased at the onset of the Mexican Revolution, in 1910, and further mining did not occur until the 1970s. It has been estimated by Orko personnel that a total of ~30,000 t were extracted during that time (MP 2012).

Luismin operated under the name Minera Thesalia as a joint venture with Tormex S.A. and conducted exploration on the area in 1981, 1982, 1988, and 1994. This work consisted of a surface and underground channel sampling program, a single east-west line of induced polarization (IP) resistivity across the La Preciosa area, and drilling seven diamond drill core holes totalling 1,319 m. This included five surface drillholes targeting the Gloria and Abundancia veins 50-75 m below the primary underground workings, and two holes drilled from within those older workings.

Luismin expanded the historic underground workings to a size of approximately 3 m by 3 m. This allowed for the underground drilling and also for a program of channel sampling. A reported 11,739 t of material was removed from the sides of the historic underground workings at reported grades of 0.43 g/t Au and 157 g/t Ag. That material was stockpiled outside the portal of those underground workings and is still in-place. While Luismin staff did calculate several Mineral Resource estimates during that time, based on limited information, the channel sampling and shallow drilling were not used for the calculation of the current Mineral Resources.

Orko (subsequently Orko Silver Corp.) entered into a Joint Venture (JV) agreement with Luismin in 2003 and subsequently acquired the control of the La Preciosa area with Luismin maintaining a royalty. Orko performed a series of exploration programs beginning in 2005 and lasting until 2008, and drilled 388 core holes for a total of 152,368 m on targets at Orito, San Juan, and La Preciosa. Additional surface sampling and mapping was also performed during that time.

Orko signed a JV agreement with Pan-American Silver (PAS) in 2009. PAS drilled 363 drillholes for a total of 91,096 m during 2009-2010. The result was a Mineral Resource estimate to support a feasibility study issued in 2012 by Quantitative Geoscience Pty. Ltd. and included a Technical Report by Snowden Engineering Inc. (Snowden) done in 2011 (Snowden 2011a). PAS work included the use of some drillholes for geotechnical purposes, and four metallurgical test programs performed by SGS Mineral Services in Durango, Mexico. Problems with those metallurgical test programs were noted by Snowden and future work was recommended. However, a table of Mineral Resources was produced as a result of the MP Updated Mineral Resource estimate prepared for Orko in 2012 (MP 2012). Insufficient work had been done at that time to classify the historical estimate as current Mineral Resources or Mineral Reserves; AVINO is not treating the historical estimate as current Mineral Resources or Mineral Reserves. The historical resources are presented as historical information only. It should be noted that these historical estimates were designed to support open pit/surface mining scenarios.

Table 6-1 La Preciosa Area Historical Mineral Resource Estimate (Effective Date October 25, 2012)

Mining Method	Classification	COG	Mass (Mt)	Ag (g/t)	Ag (million ounces)	Au (g/t)	Au (thousands oz.)	Ag Equivalent (g/t)	Ag Equivalent
Open Pit	**Indicated**	25	29.6	104	99	0.20	190	115	110
Open Pit	**Inferred**	25	47.7	86	132	0.16	245	95	146
Underground	**Indicated**	60	0.1	99	0	0.16	0	108	0.2
Underground	**Inferred**	60	1.9	124	8	0.21	13	136	8
Total	**Indicated**		29.7	104	99	0.20	191	115	110
	Inferred		49.6	87	140	0.16	259	97	154

Notes:

1. *This statement is not current*
2. *Open pit resources stated are contained within a potentially economically mineable pit shell. Pit optimization is based on assumed silver and gold prices of USD$25.90/oz and USD$1,465/oz respectively and mill recoveries of 88% and 78% respectively, mining costs of USD$1.45/t, processing costs of USD$17.25/t and G&A costs of USD$4.35/t. Break-even cut-off grades used were 25 g/t Ag for open pit mill material and 60 g/t Ag for underground material.*
3. *Silver equivalency is based on unit values calculated from the above metal prices and assumes 100% recovery of all metals.*
4. *Mineral Resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and sums may not total due to rounding.*
5. *The Underground Indicated and Inferred Resources do not account for mining method and probability that mine plan design could significantly change these Resources.*

In April 2013, the acquisition of Orko was completed by Coeur. Since completion of the acquisition, activities have included land and water resources acquisition plus additional efforts on geological and technical studies. All involved property owners were identified and their titles verified to be in good standing prior to acquisition of surface rights.

By a share purchase agreement dated October 27, 2021 with Coeur and its affiliates, AVINO acquired PMLP and the La Preciosa property. The acquisition was completed on March 21, 2022.

On August 25, 2025, AVINO announced that it had completed the 2025 Transaction, whereby it purchased and extinguished all of the outstanding La Preciosa Obligations it had granted to Coeur (then held by Deterra).

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 Avino Mine Area

7.1.1 Regional Geology

Mineral deposits of the Sierra Madre Occidental plateau and the La Preciosa District consist mainly of silver and gold mineralization with or without significant base metal components. The known deposits form a northwest-trending belt from the state of Zacatecas and the large Fresnillo silver deposit on the southeast to the Guanaceví silver deposit near the border with the state of Chihuahua.


N
Durango
MEXICO
Guanacevi
Inde
Pitarrilla
SILVER
Gomez Palacio/Torreon
Platosa
Velardeña
Sierra de Ramirez
Peñasquito
Coneto
Tejamen
El Castillo
Avino
San Sebastian
LA PRECIOSA PROJECT
Durango
La Parrilla
TREND
San Martin
0
100 km
Scale
Colorada
Fresnillo
Zacatecas
Map Legend
La Preciosa Project
Historic/ Producing Mines
State of Durango
Cities

Figure 7-1 Mineral Deposits in the Project Area (M3 2013)

The historic Avino Mine and associated vein systems are located within the Sierra de Gamon, on the east flank of the Sierra Madre Occidental. The area is a geological window into the Lower Volcanic series and consists mainly of volcanic flows, sills, and tuffaceous layers of andesite, rhyolite, and trachyte. Individual rock units typically vary from 300 m to 800 m in thickness. Andesitic rocks outcrop over most of the region, with other rock types occurring more sparsely to the north (Slim 2005d).

Approximately 50 km north of the Project is the El Castillo Mine (Argonaut Gold is the operator), which is thought to be a porphyry-style gold system related to Oligocene granodiorite-diorite porphyries that intrude Cretaceous clastic and carbonate sediments in an extensional tectonic setting. Gold mineralization occurs throughout the magmatic-hydrothermal system.

San Sebastian, located 60 km to the east of the Property, contains several productive vein systems, including Francine, Don Sergio, and Andrea. Production by Hecla from the Francine vein was high-grade silver, with significant gold values. Mineralization occurs in poly-phase chalcedonic quartz veins with an average width of 1.6 m. Production from the Don Sergio vein was high-grade gold, with some silver values. Several epithermal veins exist within the San Sebastian valley. The Francine, Professor, Middle, and North vein systems are hosted within a series of shale units, with interbedded fine-grained sandstones. The Don Sergio, Jessica, Andrea, and Antonella veins located in the Cerro Pedernalito area, about 6 km from the Francine vein, are hosted in the same formation, with the addition of diorite intrusion.

Directly adjacent to the Project on the west is the San Juan project of Silver Standard. Orko conducted prospecting, geological mapping, and some surface sampling. Vein targets, La Plomosa, La Plomosa Sur, El Vaquero, San Juan, Nancy Sur, and the down-dip projection of the Nancy vein are known on the San Juan property. La Plomosa vein has approximately 80 m of historical drifting and one drillhole. Immediately south of La Plomosa and San Juan are the large Victoria and Salamandra concessions of Canasil Resources Inc. under joint venture with Blackcomb Minerals Inc. Salamandra is a skarn silver-zinc-copper prospect.

La Parrilla mine of Silver Storm Mining Ltd. is located near the Durango-Zacatecas border, approximately 65 km southeast of the city of Durango and 80 km south of the Project. La Parrilla was in production at a rate of 800 tpd. The silver-lead-zinc mineralization is hosted in vein-fault zones, breccias, and replacement bodies. These occur within the porphyritic diorite intrusive rocks and in the adjacent limestone, skarn, and hornfels rocks. While the geology is different than that at the Project, it does illustrate another example of precious metal mineral endowment in the region.

There are numerous precious metal exploration and expansion projects underway in Durango State and adjacent areas, including Metates, La Cienega, La Parrilla, Pitarrilla, Guanacevi, San Agustin, Peñasquito, Santa Cruz, San Sebastian, and Topia, as well as an expansion at the Tayoltita (San Dimas) operations. Neighboring Zacatecas state is also very active.

A large monzonitic intrusion is observed in the region in the form of dykes and small stocks, which appear to be linked to the onset of the Avino Vein mineralization. Other post-mineralization dykes of intermediate to felsic composition crop out in various areas and appear to cause minor structural displacements. Occurrences of thin mafic sills are also found in various parts of the region and are believed to be related to recent volcanism. Higher areas of the Sierra Madre Occidental surrounding the mine are composed of rhyolites and ignimbrites of the Upper Volcanic Series, with thicknesses approaching 1,500 m.

The Laramide orogenic event is believed to have affected the Avino district. Later extrusive and intrusive igneous events appear to have caused the formation of various systems of pre-mineralization faulting. These fault systems usually produce normal displacement of the pre-existing rocks and generally strike northwest-southeast (subparallel to the Avino Vein system). Additional normal fault systems are also observed in the region, striking northeast-southwest and dipping towards the south (subparallel to the San Gonzalo Vein system).

The rugged topography is a result of erosion of the post-mineralization faulted blocks. One of the most significant regional features of the district is the Avino Fault, which strikes northwest 20° southeast, dips southeast, and appears to terminate the Avino Vein mineralization, juxtaposing the Upper and Lower Volcanic series (Figure 7-2).


N
FRAC.2
A. DE NUESTRA
NUESTRA SRA.
FRAC.3
FRAC.4
Metres
0 200 400 600 800 1000
TETRA TECH
LEGEND
Avino holdings
Other holdings
Major town
Power line
Veining
Alluvium and soils
Rhyolitic tuff
Rhyolitic dyke
Monzonite
Andesite flows
Water
Waste dump
YOLANDA
SANTA ANA
SAN GONZALO VEIN
AGUILA MEXICANA
SAN MARTIN DE PORRES
GRAN LUCERO
PANUCO DE CORONADO
AVINO VEIN (& BUENA TOLOSO ZONE)
FERNANDO
EL CARACOL
TAILINGS DAM
SAN JOSE DE AVINO

Source: Modified after Gunning (2009)

Figure 7-2 General Map of Property Geology

7.1.2 Avino Mine Concessions Geology and Mineralization

The Avino concession is located within a 12 km (north-south) by 8.5 km (east-west) caldera. The area contains numerous low-sulphidation epithermal veins, breccias, stockwork, and silicified zones that grade into a "near porphyry" environment, particularly in the Avino Mine area. The caldera has been uplifted by regional north-trending block faulting (a graben structure), exposing a window of andesitic pyroclastic rocks of the lower volcanic sequence within the caldera. The Lower Volcanic Sequence is overlain by the Upper Volcanic Sequence, consisting of rhyolite to trachyte flows and extensive ignimbrites and intruded by monzonite bodies.

The basal andesite-bearing conglomerate and underlying Paleozoic basement sedimentary rocks (consisting of shales, sandstones, and conglomerates) have been identified on the Avino concession in the south-central portion of the caldera, covering the Guadalupe, Santiago, San Jorge, the San Gonzalo Trend, Malinche, Porterito, and Yolanda areas. A northerly trending felsic dyke, possibly a feeder to the upper volcanic sequence, transects the Avino area and many of the veins. The Aguila Mexicana low-temperature vein system trends north-northwest at a similar orientation to the felsic dyke and with similar continuity across the area. The two structures have been interpreted to occur along deep crustal faults that controlled volcanism and mineralization, with the felsic dyke structure controlling the emplacement of the Avino, Nuestra Senora, and El Fuerte-Potosina volcanic centres and the Aguila Mexicana structure controlling the Cerro San Jose and El Fuerte-Potosina volcanic centres (Paulter 2006).

Silver- and gold-bearing veins crosscut the various lithologies and are generally oriented north-northwest–south-southeast and northwest–southeast (Figure 7-2). The rocks have been weathered and leached in the upper sections as a result of contact with atmospheric waters; the oxide tailings material (Section 7.1.2.5) is primarily from this source, whereas the sulphide tailings are predominantly from material sourced at depth below the leached zone. In Mexico, these types of deposits can have large lateral extents but can be limited in the vertical continuity of grades.

In the oxide zone, mineralization is primarily hosted by the minerals argentite, bromargyrite, chalcopyrite, chalcocite, galena, sphalerite, bornite, native silver, gold, and native copper. Other minerals present in mineralized areas but not hosting the metals of interest, include hematite, chlorite, quartz, barite, pyrite, arsenopyrite, and pyrrhotite. Malachite, anglesite, and limonite are common in the silicic zones of the weathered parts of the oxide material.

7.1.2.1 Avino Vein

The geology and mineralization of the Avino Vein are summarized by Slim (2005d).

The Avino Vein (Figure 7-3) is 1.6 km long and 60 m wide on the surface. The Avino Vein is the most striking and important example of the epithermal mineralization of the district, whose structures are normally weathered and leached in their upper section as a result of contact with atmospheric waters producing a band of oxide minerals and zones of supergene enrichment to a depth of about 70 m.

In the oxide portion of the Avino Vein, the common minerals encountered include hematite, limonite, anglesite, and copper carbonate in white or green, somewhat chloritized, quartz zones. The common primary and secondary minerals encountered are argentite, bromargyrite, chalcopyrite, chalcocite, galena sphalerite, bornite, native silver, free gold, and native copper. Other minerals present in mineralized areas include quartz, pyrite, chlorite, barite, arsenopyrite, pyrrhotite, and specularite.

Higher silver values are reported to decrease overall with depth, except at vein intersections and vein inflections, where higher values persist to depth. The same can be said for gold, although the higher values start just below the onset of silver mineralization at or near the surface. In contrast, higher copper values coincide with vein intersections and may increase with depth. Sporadic, localized copper enrichment occurs toward the footwall contact and may represent a different phase of fluid emplacement. Despite the overall decrease in precious metal grade with depth, local increases in metal grades are apparent in the mine sampling and exploration drilling, possibly reflecting changes in boiling level with pressure variations in the epithermal system.

The Avino Vein has been followed along strike for more than 1,300 m and vertically for more than 600 m. It strikes north at 66° east with an east-west splay and dips to the south and southeast at 60° to 70°. Steeply dipping, high-grade zones within the vein and stock-work zones are frequently found in the upper part of the vein, as well as at its intersections with a number of lateral veins. An example of a higher-grade area of mineralization encountered with a major lateral vein intersecting the Avino was the El Hundido, which exceeded 40 m in thickness. In the lower areas of the vein and mine, mineralized cross-veins, branch-veins, and stockwork zones have been found in the footwall at San Luis and El Hundido and have been explored by drilling to a depth of 850 m (1420 m amsl in Drill hole ET25-04) vertically below surface.

The hanging wall of the Avino Vein is andesite, while the footwall is a monzonite intrusive with andesite sections. A post-mineralization fault parallel with the vein occurs in the hanging wall at a distance of several m in the area of San Luis; in the central part of El Hundido, this fault is located at the contact with the vein over a distance of about 300 m, up to the area of Santa Elena and San Antonio. From that point, and proceeding toward the El Chirumbo Mine, this fault cuts the vein between the face at San Carlos and the exposure at the underground ramp. The fault then enters the footwall, where it remains until a point about 30 m east of the west face of the Chirumbo area, producing a downward displacement of the vein of between 50 m to 100 m.

At Chirumbo, the fault largely replaces the vein due to strong leaching by post-mineralization circulating water in the gouge. On the east face at Chirumbo, the fault again enters the hanging wall; in this zone, the vein is composed of branches and stockwork, and to the east of this point, the fault crosses the vein numerous times.

The deposit is epithermal and made up of veins and dependent stockwork structures, mainly in the hanging wall and often associated with vein intersections. Four vein systems have been described, which, in decreasing order of importance, are:

- System striking east-west, dipping south at 60° to 70°, including the Avino Vein and its possible extension in the Cerro de San Jose.
- System striking north 60° to 70° west, dipping 60° to 80° southwest, comprising the following important veins: El Trompo, San Juventino, San Jorge, Platosa, Los Reyes, Potosina, El Fuerte, and Conejo.
- System striking north 20° to 30° west, dipping between 60° to 80° to either the southwest or northeast, comprising the following significant veins: San Gonzalo, Aguila Mexicana, and La Calcita, as well as the Stockwork La Potosina and the Stockwork El Fuerte.
- Systems striking north 60° to 80° east, dipping 60° to 80° southeast, comprising the following veins: Santiago, Retana, Nuestra Senora, and San Pedro and San Pablo.

Alteration has been reported in three main types:

- Propylitic alteration is most common in andesite, giving the andesite a greenish tint.
- Argillaceous alteration appears mainly in the upper parts of the veins and manifests itself as a whitening of the country rock due to alunite and montmorillonite clays.
- Silicification, chloritization, and pyritization alteration are observed in the hanging wall and footwall and are more prominent closer to the vein.

7.1.2.2 San Gonzalo Vein

The San Gonzalo Vein (Figure 7-3) is located approximately 1.4 km northeast of the Avino Vein. The San Gonzalo Vein system constitutes a strongly developed vein system over 25 m wide, trending 300° to 325°/80° northeast to 77° south. It is characterized by banded textures and open-space filling. The main vein has an average width of 2 m, but the silica-pyrite or iron oxide-sericite alteration with additional stock working extends across 300 m, south of the main San Gonzalo Vein to the Los Angeles Vein.

The San Gonzalo is a typical narrow vein, precious metal deposit with some erratic values and extends approximately 2 km to the northwest to the Santa Ana-Malinche area (Gunning 2009). The Cerro San Jose-La Estella-San Gonzalo Cerro San Jose represents a distinct hydrothermal centre with similar characteristics to the Avino system, which include the following (Paulter 2006):

- Occur on a topographic high
- Strong to intense silicification and brecciation
- Easterly trending stockwork system similar to the trend of the Avino Vein
- Similar temperatures of formation to Avino
- Presence of an intersecting northwesterly trending vein system (la Estella at San Jose and San Juventino at Avino)

- Emplacement along a northerly trending, deep crustal fault zone (defined by the Aguila Mexicana Vein at Cerro San Jose and the felsic dyke at Avino)


+570000 E
+573000 E
+2718000 N
La Potosina
True North
+2715000 N
Panuco de Coronado
Guadalupe
San Gonzalo
Avino Veins & Breccias
Looking down
0
1000
2000
3000
Avino Tailings Deposit
+570000 E
San Jose de Avino
+573000 E

Figure 7-3 Plan View of the Avino Deposits (Red Pennant 2023)

7.1.2.3 Guadalupe Vein

The Guadalupe Vein (Figure 7-3) is located approximately 0.7 km northeast of the Avino Vein. It consists of northwest-southeast and east-west striking steep-dipping vein sets. The geometry is similar to the San Gonzalo vein, but the base metal mineralization more closely resembles the Avino hanging wall breccia.

7.1.2.4 La Potosina Veins

The La Potosina Veins (Figure 7-3) are located close to the northern margin of the caldera, approximately 7 km north of the Avino Mine and processing plant. It consists of complementary northwest-southeast striking steep-dipping vein sets. The geometry is complex, with at least two ages of fault displacement.

7.1.2.5 Oxide and Sulphide Tailings

The Oxide Tailings Deposit (Figure 7-3) is adjacent to the processing plant, approximately 300 m west-southwest of the mine offices. The tailings have been built up over several decades of mining and processing, and several units have been defined based on the oxidation of the tailings and metal content.

Due to the historical processing sequence, the oxide tailings are primarily derived from weathered and oxidized rocks close to the surface on the Property, whereas the sulphide tailings are predominantly derived from material sourced at depth from the underground workings below the weathered/leached zone. The tailings have been included in the current Mineral Resource.

7.2 La Preciosa Area

7.2.1 Regional Geology

The La Preciosa concessions are situated on the eastern flank of the Cretaceous to mid-Tertiary Sierra Madre Occidental (Figure 7-4). The SMO is the largest silicic igneous province in North America, and it stretches from the USA-Mexico border to the latitude of Guadalajara, where the SMO is covered by the late Miocene to Quaternary Trans-Mexican Volcanic Belt.

The SMO is part of the Basin and Range physiographic province where magmatism and tectonism were related to the subduction of the Farallon Plate beneath North America. Physiographically, the core of the SMO forms the boundary between the Mexican Basin and Range Province to the east and the Gulf Extensional Province to the west.

Figure 7-4 shows a simplified geological map of Northern Mexico showing the main assemblages of the Sierra Madre Occidental (Ferrari et al. 2007). The Lower Volcanic Complex (LVC) is shown in blue, and the Upper Volcanic Supergroup (UVS) is shown in pink and orange.

The stratigraphy of the SMO comprises the following main sequences:

- Late Cretaceous to Paleocene plutonic rocks.
- Paleocene-Eocene (ca. 67-55 Ma) andesites and lesser rhyolites, traditionally grouped into the LVC (McDowell and Keizer 1977).
- Silicic ignimbrites mainly deposited during two pulses, e.g., Oligocene (ca. 32-28 Ma) and Early Miocene (ca. 24-20 Ma) and grouped into the UVS (McDowell and Keizer 1977).
- Transitional basaltic-andesitic lavas that erupted toward the end of, and after, each ignimbrite pulse.
- Post-subduction volcanism consisting of alkaline basalts and ignimbrites deposited in the Late Miocene, Pliocene, and Pleistocene.


110° W
USA
LEGEND
Trans-Mexican Volcanic Belt
Early Miocene ignimbrites
Oligocene ignimbrites
Eocene volcanic rocks
Cretaceous-Paleocene volcanic rocks
Cretaceous-Paleocene intrusive rocks
30° N
Hermosillo
Chihuahua
100° W
La Preciosa
Durango
20° N
La Paz
Mazatlán
Gdl
200 km

Figure 7-4 Simplified Geological Map of Northern Mexico (Ferrari et al. 2007)

In the area, deformed metasedimentary rocks of Cretaceous age are exposed in small windows through the Tertiary volcanic rocks of the SMO. These consist of folded and foliated clastic metasedimentary rocks that are unconformably overlain by undeformed Early Tertiary conglomerate and sandstone of the Ahuichila Formation (Aguirre-Diaz and McDowell 1993), which are in turn overlain by a sequence of intermediate tuffs, flows, and agglomerate of the Paleocene-Eocene age LVC. The LVC sequence is overlain by a thick sequence of rhyolite and intermediate to felsic ignimbrite, tuff, and volcanic breccia of Oligocene-age that are exposed along cliffs to the west.

The region is transected by the regional northwest-striking San Luis-Tepehuanes fault system (Nieto-Samaniego et al. 1999), which roughly coincides with the eastern margin of the SMO. This fault system comprises a complex network of northwest- to north-striking, west-dipping fault segments that are associated with east to northeast tilting of Tertiary stratigraphy. In the Durango region, the fault system is made up of north-northwest trending normal faults and associated (half) grabens that were active during two stages of extension between ca. 32 and 24 Ma (Nieto-Samaniego et al. 1999). The basins and parts of the lower hills in the region are covered with varying thicknesses of Pliocene to Pleistocene basalt that erupted from numerous vents now marked by small volcanic cinder cones and domes.


LA PRECIOSA
SIERRA DE LA SILLA
CERRO DE MINITAS
AVINO
CERRO DE MERCADO
DURANGO
PARRILLA
MEZQUITAL
Legend
Quaternary Alluvium
Quaternary Volcanics
Upper Tertiary Continental
Upper Tertiary Volcanics
Lower Cretaceous Marine
North
LA PRECIOSA PROJECT
REGIONAL GEOLOGY
STATE OF DURANGO, MEXICO

Figure 7-5 Regional Geology Map

7.2.2 La Preciosa Local Geology and Mineral Deposits

7.2.2.1 Local Geology

The oldest rocks in the La Preciosa area are Jurassic-Cretaceous metasedimentary graphitic schist, chlorite schist, and layers of quartzite (Figure 7-6 and Figure 7-7). These metasedimentary rocks do not outcrop at surface but are intersected in drill core. Overlying the metasedimentary sequence is a thick package of unmetamorphosed polylithic conglomerate containing lenses of arkosic sandstone of unknown age.

The sedimentary package is overlain by intermediate tuff and agglomerate of the regional Tertiary age LVC. In places, the flows are porphyritic, and the tuffs are partly welded. The youngest rocks within the property are basalt flows that erupted from several Pleistocene-age volcanic vents and which now fill the lower valleys. Cerro Prieto, Cerro Blanco, and Cerro La Chicharronera are prominent examples of the volcanic vents. Other nearby (9 km west) volcanic vents are the Holocene age, La Breña-El Jagüey maar complex, which is part of the Durango Volcanic Field. Sporadic mafic to felsic dikes and sills of unknown age are found in the deeper parts of the area and rarely at surface.

The area contains a series of Tertiary-age silver-bearing (±gold) epithermal quartz veins associated with barite, fluorite, and sporadic base metals, primarily zinc and lead. There are two major vein and vein-breccia systems exposed on a series of hills and ridges, which are separated by a flat-floored valley roughly 800 m wide. The conglomerate and Tertiary Lower Volcanic andesitic rocks are the main host rocks for quartz veins, although vein mineralization does extend into the basement metasedimentary rocks.

The main veins system on the Abundancia Ridge consists of dominantly south-striking and west-dipping veins plus east-southeast-striking, south dipping crosscutting veins. For example, the Abundancia Ridge vein system has been traced on surface for more than 1.5 km, and drilling has revealed that the veins continue to the north, beneath basalt cover.

Along the eastern side of the Project, a series of hills expose a north- to northwest-striking, shallow west-dipping vein system with associated hanging wall veining and alteration. This vein system is referred to as the Martha vein or fault zone and has been traced by drilling for over 2.5 km along strike.

Mineralization at the Project is hosted within multiple discrete poly-phase quartz veins, often displaying banded, smoky, drusy, and chalcedony textures. Also, in each stage there is variably crustiform banded fracture fill/breccia cement mineralogy. Fluorite, amethyst, a substantial number of barite laths, calcite, and rhodochrosite may also be present, and sulphide mineralization in the form of sphalerite, galena, pyrite, chalcopyrite, acanthite, sparse native silver, and free gold, as well as iron and manganese oxides have been noted in drill core. The principal silver bearing mineral at the Project is acanthite-pseudomorphic after argentite or as microcrystalline to amorphous grains.

Vein mineralization does extend into the basement metasedimentary rocks, but its extent and distribution is not well understood. The main vein system on the Abundancia ridge consists of dominantly southward-striking and westward-dipping veins plus east-southeast–striking, south-dipping crosscutting veins. The Abundancia ridge vein system has been traced on surface for over 1.5 km. Along the eastern part of the Project, a series of hillocks expose a north- to northwest-striking, shallow west-dipping vein system with associated hanging wall veining and alteration. This vein system is referred to as the Martha vein or fault zone and has been traced by drilling for over 2.5 km along strike.

Examination of mineralized samples identified mainly argentite, tennantite/tetrahedrite, and Ag sulphosalts in samples. The majority of gold/electrum is inter-grown with or occupying the same paragenetic position as argentite, silver sulphosalts, sphalerite, and galena, mostly transitional between quartz and carbonate/iron carbonate in formation.

Wall rocks hosting mineralization are variably silicified, with proximal patchy illite-smectite alteration and distal chlorite alteration. The presence of manganocalcite has been noted in several drillholes, but it is not uniformly distributed. In shallower drillholes, pyrolusite and limonite often appear on fracture surfaces.

The host rocks and veins have undergone intense weathering. The base of oxidation is erratically distributed as weathering is controlled by the presence of post mineralization faults which allowed the percolation of oxidized

meteoric groundwater to vertical depths of 350 m below surface. Weathering minerals include iron oxides, iron carbonates, manganese oxides, and unidentified clays.


Geologic Ages
Stratigraphic Column
Lithologies from drill logs
Density from 2014 determinations (except basalt is from pre-2014)
Quaternary
Alluvium
Pleistocene
Basalt
Basalt, Scoria, Paleosoil
2.38 g/cm³
Oligocene
Upper Volcanic Series
Dacite, Ignimbrite, Rhyodacite, Rhyolite, Dacite Tuff, Pumice Tuff
2.39 g/cm³
2.48 g/cm³ Upper and lower volcanic series
No measured thickness
Paleocene-Eocene
Lower Volcanic Series
Aphanitic Andesite, Phaneritic Andesite, Agglomerate, Andesite Agglomerate, Basalt Agglomerate, Volcanic Agglomerate, Andesite, Porphyritic Andesite, Andesite Tuff, Agglomerate Tuff, Brecciated Tuff, Crystal Tuff, Lapilli Tuff, Tuff, Trachyandesite
2.48 g/cm³
2.54 g/cm³ (sandstone only)
Early Cretaceous
Sedimentary Sequence
Arkosic Sandstone, Conglomerate, Erosional Conglomerate, Polymictic Conglomerate, Greywacke, Shale, Mudstone, Sandstone, Volcanic Sandstone
2.50 g/cm³
Permian
Metamorphic
Metamorphic Conglomerate, Quartzite, Slate, Schist, Carbonate Schist
2.67 g/cm³
Basalt
Hydrothermal Breccia, Quartz Vein, Barite Vein, Calcite Vein, Fluorite Vein
2.52 g/cm³ (quartz vein)
Andesite Dike, Quartz Diorite Dike, Diorite Dike, Diorite, Porphyritic Diorite
Porphyritic Dacite, Granite, Granodiorite

Figure 7-6 Project Local Stratigraphic Column


MAP SYMBOLS
GEOLOGICAL LEGEND
TARGET AREAS
ORKO GOLD CORPORATION
LA PRECIOSA PROJECT
GEOLOGY MAP

Figure 7-7 Local Geologic Map (Orko 2006)

7.2.2.2 Lithological Units

The main rock types occurring in the Project area include volcanic flows, pyroclastic rocks, sedimentary rocks (clastic and epiclastic rocks), metamorphic rocks, and subvolcanic dikes. The lithological descriptions below include the alteration products that were more commonly observed.

Volcanic Flows: Distinctive volcanic flows include vesicular basalt, basaltic andesite, and latite to andesite. The lithology logs also include rhyolite. Rhyolite flows were not observed during the alteration study. Quartz-phaneritic felsic crystal-lithic tuff is abundant in the northeastern part of the property, and it is possible that rhyolite flows occur within that unit.

Vesicular basalt: Vesicular basalt is the youngest lithology in the property. It forms sub-horizontal flows that cover the tilted volcanic, pyroclastic, and volcaniclastic sequence beneath. The vesicular basalt unit is black, fine-grained, and has abundant vesicles. It commonly overlays a paleosol horizon that varies in thickness from tens of cm to m. The vesicular basalt unit is not affected by visible hydrothermal alteration.

Basaltic andesite: Basaltic andesite is dark purple-brown, sparsely porphyritic, with phenocrysts that average less than 1 mm in length. Phenocrysts and to a lesser degree groundmass are commonly altered to carbonate.

Latite to andesite: Latite to andesite is beige colored, porphyritic, with few feldspar phenocrysts and few mafic phenocrysts. Feldspar phenocrysts are variably altered to clay, mafic phenocrysts are variably altered to chlorite, clay, pyrite, or hematite after pyrite, and groundmass is variably altered to clay.

Pyroclastic Rocks: Distinctive volcanic pyroclastic lithologies include lapilli-tuff breccia, crystal-lapilli tuff, felsic crystal-lapilli tuff-breccia, and lesser mafic lapilli tuff and mafic crystal tuff.

Lapilli-tuff-breccia: Lapilli-tuff-breccia is the most widespread pyroclastic lithology observed in the deposit. It has a dark green to brown-green magmatic, porphyritic matrix enclosing angular lithic clasts and juvenile clasts of various sizes. Minor agglomerate and clastic horizons occur within the lapilli-tuff-breccia. Lapilli-tuff-breccia is consistently classified as agglomerate in lithology logs. However, according to the pyroclastic rock classification, the term agglomerate should only be applied for pyroclastic rocks that contain over 75% pyroclasts greater than 64 mm, whereas the lapilli-tuff-breccia commonly contains over 40% magmatic matrix. Intervals of autobreccia were also observed locally.

Significant differences in composition between magmatic matrix and lithic clasts makes this unit favourable for patchy alteration facies. Smectite clay is a common secondary mineral in the lapilli-tuff-breccia and may be a product of devitrification of the magmatic matrix and of juvenile clasts, or of hydrothermal activity.

Crystal-lapilli-tuff: The lapilli-tuff-breccia (described above) grades into intervals of crystal-lapilli-tuff and lapilli-tuff that is up to several m thick. Flow banding is observed locally in the form of aligned lapilli. Feldspar crystals are variably altered to clay, which are most commonly kaolinite or illite.

Felsic crystal-lapilli-tuff-breccia: Felsic crystal-lapilli-tuff-breccia has abundant quartz crystals, subangular to angular porphyritic lithic lapilli, and numerous fiamme enclosed in a light reddish-brown to white or light green-white magmatic matrix. This unit occurs in the northeast portion of the Project area and includes intervals of felsic crystal±lapilli-tuff up to several m wide that locally contain feldspar crystals. Feldspar crystals and lithic clasts are variably altered to clays.

Sedimentary Rocks: Sedimentary rocks include conglomerate, sandstone, and minor siltstone and shale.

Sedimentary Breccia and Conglomerate: Greenish-grey to brown, matrix to clast supported, moderately to poorly, and locally well sorted polylithic sedimentary breccia to conglomerate is the most widespread sedimentary lithology. Weak carbonate and hematite cement are common. Disseminated, fine-grained euhedral pyrite is commonly observed within the cement. Locally the matrix is completely replaced by epidote.

Sandstone: Sandstone forms lenses that are typically less than 6 m thick, and occur most commonly associated with the conglomerate. Irregular, thicker sandstone horizons up to 20 m thick also occur in the upper parts of the volcanic stratigraphy in the northwestern part of the property. Locally, sandstone grades into siltstone and shale beds that are generally less than 2 m thick.

Metasedimentary Rocks: Metasedimentary rocks include muscovite-schist and quartz-muscovite-schist that form the basement to the overlying sedimentary and volcanic sequence. The upper contact of the metasedimentary rocks is commonly veined, intruded by subvolcanic dikes and sills, and faulted. The schist contains two well-developed foliations, one of which is folded by the other.

Subvolcanic Intrusions: The entire volcanic, sedimentary, and metasedimentary sequence is intruded by dikes and sills of felsic to intermediate composition. The subvolcanic intrusions are most abundant along the contacts between basement metasedimentary rocks and the overlying conglomerate. Dike and sill contacts generally show strong clay alteration.

Light to dark colored feldspar porphyry dikes and sills are sparsely porphyritic, but locally have few to moderate feldspar phenocrysts and few mafic phenocrysts that are completely converted to pyrite and clays. Feldspar phenocrysts are variably clay altered. Groundmass is commonly moderately sericitized.

7.2.2.3 Alteration

The principal visible alteration facies observed in the Property consist of:

- Patchy albite-epidote±chlorite flanks the deposit to the west, north, and southeast, and produces strengthening of the rock. Chlorite, brucite, and epidote are the most common minerals present in this facies.
- Silica-sericite-pyrite occurs along northwest and east-northeast trending corridors and does not appear to be intense enough to affect rock strength. Illite and muscovite are the most common minerals in this facies.
- Pseudomorphic clays and carbonate after phenocrysts occurs throughout all porphyritic lithologies and does not define specific trends or affect rock strength. Illite, phengite, and montmorillonite, iron-carbonates, and lesser chlorite are the most common in this facies.
- Pervasive texture destructive silica defining northwest-trends are often defined by zones of breccia.
- Fault-fill clays are restricted to post-mineral faults. Montmorillonite is the most common mineral in this facies.

The most frequently occurring are (in order of decreasing frequency): montmorillonite, illite, phengite, iron carbonate, silica, chlorite, brucite, muscovite, kaolinite, calcite, and epidote. Among the alteration minerals, muscovite is the mineral that appears to have best spatial correlation with faults.

The Deposit lacks a distinct halo of a high illite crystallinity surrounding mineralization. This lack of an alteration halo is interpreted as being due to a combination of the strong lithological control over illite crystallinity, and to the scale of this alteration study, which was conducted along the main mineralized zones. It is possible that a broad zone of illite crystallinity high would be defined at a more regional scale.

7.2.2.4 Mineralization

The area has been cut by numerous structures, both northwest and northeast oriented (to north-northwest and north-northeast), as well as ~eastwest; post-Oligocene extension resulting in graben-style faults, possibly with low-angle listric-type movement. Subsequent mineralization occurred along these low and high-angle faults, and also followed the low-angle contact of the basement or conglomerate with the tuff. The Martha vein, with a dip of ~20° to the southwest, defines the unconformity at depth. The shallowly dipping Abundancia vein dips ~50° to the west-northwest, and the high-angle La Gloria vein in the west dips ~75° to the west-southwest. Internal to this main system of veins are also areas of veinlets and stockwork, which constitute most of the mineralization.

Mineralization is controlled by three types of structures:

- Type 1: structures commonly associated with faults and exhibit crustiform, cockade, and colloform textures that are representative of multiple vein opening stages. These veins generally have widths of greater than 30 cm and can form vein systems up to several m wide. Cavities are also common in these veins. Quartz stockwork comprising mm- to cm-scale quartz veinlets is common both in the hanging wall and footwall of Type 1 vein systems.
- Type 2: structures consist of veins that range in width from 1 cm to several tens of cm, and rarely include veins up to 6 m wide (e.g., Abundancia and La Gloria veins). Type 2 veins are dominated by colloform textures with sugary quartz and euhedral crystals projecting into cavities along the vein centres. Dilation (or jigsaw) breccia veins are also common, with angular clasts of wall rock (typically fine-grained volcaniclastic rock) in quartz and (or) calcite cement. Colloform textures and crystal growth into cavities are characteristics of open-space filling which commonly occurs in extensional settings.
- Type 3: structures are commonly associated with abundant hematite alteration of the host rock, breccia, minor stockwork development, and patchy or narrow quartz vein development. Type 3 structures are typically fault zones up to several m wide with variably developed quartz-carbonate-calcite veins and fault breccia.

As previously mentioned, the mineralization in the area occurs in veins, veinlets, and stockwork. These veins average in true width under 15 m (Martha Vein) and consist of several stages of banded crustiform to colloform, quartz (and cryptocrystalline quartz at shallow depths), adularia, barite, and typically later carbonates (both calcite and rhodochrosite); illite commonly replaces the adularia. There are variable amounts of pyrite, sphalerite, and galena plus argentite, and variable amounts of tetrahedrite - tennantite, freibergite, and Ag sulfosalt.

7.2.2.5 Local Mineralization

The district has many characteristics that are typical of epithermal veins in Mexico, particularly of the Ag-rich variety. Quartz veins are accompanied by adularia, barite, calcite, rhodochrosite of variable timing, as well as acanthite, freibergite, Ag sulfosalts and minor electrum, plus variable amounts of pyrite, honey-colored sphalerite, tennantite/tetrahedrite, chalcopyrite and galena, and supergene Fe and Mn oxides; the hypogene minerals are characteristic of intermediate-sulphidation deposits in Mexico. Mineralization is believed to be Tertiary in age both the LVS and UVS are mineralized, but the basalts are recent and not mineralized.

Petrographic studies of the veins in the Deposit find that multiple stages of silver and base metal mineralization are associated with repeated fluid boiling and mixing events, defined by crustiform banded fill/cement assemblages within a framework of intermittent and more significant fracturing/rupturing of wall rock and pre-existing vein/cement assemblages. There is a repetition of common hydrothermal fill/cement mineralogy, including mineralized minerals, such that correlation of vein/cement assemblages/events between drillhole intersections would be difficult.

The occurrence of adularia and style of early quartz and chalcedonic quartz replacement amongst wall rock replacement and fracture-fill/cement assemblages confirms silver and base metal mineralization associated with

low sulphidation, epithermal style systems developed on the Martha and Olin structures at the Project. Significant widths of mineralized quartz and carbonate dominated fracture-fill and breccia cement assemblages have developed as a result of extended episodes of hydrothermal fluid flow and repeated rupturing of wall rock and pre-existing vein/cement assemblages. Internal crustiform banding within the different voluminous fill/cement assemblages represents incremental opening and filling of fractures/cavities between major rupturing events.

The Martha vein is the largest vein in the deposit by far, with at least three times the volume of the next largest vein, La Abundancia. Both veins are low angle, the Martha vein dips ~20-30°, following the southwest-dipping contact of volcaniclastic rocks overlying an immature conglomeratic unit (consisting mainly of polylithic clast-supported fragmental rock with angular to sub-rounded clasts) or the underlying schist.

There are also high-angle veins in the west on the ridge, such as La Gloria vein, the largest of this set of veins. These high-angle veins can be considered as a mineralized zone or lode of stock work, silicification, breccias, veins, vein breccias, veinlets, and a general mix of multiple styles of mineralization. Within this broader zone, for example the Martha lode ranges from 1 to 35 m thicknesses and averages approximately 5 m.

7.2.2.6 Structural Geology

There are three main types of syn-mineralization veins and faults in the property (Figure 7-8):

- Type 1 – Silver-gold bearing, south-southeast– and south-striking, shallow west-dipping structures (e.g., the Martha fault zone).
  - These structures are commonly associated with faults and exhibit crustiform, cockade, and colloform textures that are representative of multiple vein opening stages. Veins generally have widths greater than 30 cm and can form vein zones up to several m wide.
  - Steep down-dip (i.e., shallow west-plunging) mineral lineation and associated steps indicate that these structures developed as normal faults.
- Type 2 – Silver-gold bearing, south-southeast– to south-southwest–striking, moderate to sub vertical west-dipping structures (e.g., the Abundancia and La Gloria veins).
  - These structures contain veins that range in width from 1 cm to several tens of cm and include rare up to 6 m wide veins. Vein textures comprise colloform banding, dilation (jig-saw) breccia, and euhedral crystals projecting into cavities along the vein centres typical of extensional veins. Few faults are associated with these veins, although vein walls are sometimes characterized by smooth and striated post-mineralization faults.
  - Type 2 veins developed as extensional veins in the hanging wall and footwall of Type 1 structures. Rare syn-mineralization faults display steep-west plunging mineral lineation and associated steps indicating normal dip-slip movement.
- Type 3 – East-southeast-striking, moderate to steep south-dipping structures (e.g., two ESE structures, La Plomosa, and Transversal veins) with sporadic silver-gold bearing quartz veins. These structures are up to several m wide, consisting of fault zones with variably developed quartz-carbonate-calcite veins and fault breccia commonly associated with hematite alteration of the host rock.
- Dominantly moderate to steeply west-plunging mineral lineation and associated steps along southwest-dipping veins indicate that these structures developed as normal-dextral oblique-slip faults.


N
Martha Vein
La Gloria Vein
ESE 01 Vein
Abundancia Vein
Transversal Vein
ESE 02 Vein
La Plomosa Vein
Meters
0 125 250 500
Legend
Type 1 Vein, Moderate - Shallow
Type 1 Vein (inferred), Moderate - Shallow
Type 2 Vein, Moderate - Steep
Type 2 Vein (inferred), Moderate - Steep
Type 3 Vein, Moderate - Steep
Type 3 Vein (inferred), Moderate - Steep
Post-mineralization Fault, Moderate - Steep
Post-mineralization Fault (inferred), Moderate - Steep
Extent of cover
Proposed Open Pit
Sedimentary rocks
Volcaniclastic rocks

Figure 7-8 Structural Geology Map for the Area (SRK 2014)

8.0 DEPOSIT TYPES

Regionally, the Property is situated within a 12 km by 8.5 km caldera that hosts numerous low- to intermediate-sulphidation silver-gold epithermal veins, breccias, stockwork, and silicified zones, grading into a "near porphyry" environment in the Avino Property.

The historic mining on the Property was mainly on the Avino Vein, a steep-dipping (50 to 80 degrees), silver-gold-copper-rich epithermal vein. The steep-dipping San Gonzalo Vein, however, has a much lower copper content than the Avino Vein and is more equivalent to other silver-lead-zinc deposits of the Sierra Madres.

The numerous veins in the La Preciosa area tend to be narrower and flatter with 15-to-40 degree dips (Section 7.2). Low-sulphidation vein systems are commonly characterized by low concentrations of sulphide minerals, alteration mineralogy dominated by quartz-adularia-sericite, and a lack of extensive wall-rock alteration. Conversely, high-sulphidation vein systems are commonly characterized by sulphur saturation leading to the presence of native sulphur and sulphide minerals, quartz-alunite alteration, and extensive wall-rock alteration. The Mexican silver deposits are usually within the intermediate sulphidation range rather than either of the end member classifications.

Low sulphidation deposits occur as veins, breccias, and disseminated precious metal mineralization deposited by the circulation of neutral to weakly acidic hydrothermal fluids along regional fault structures, fracture zones, or through highly permeable lithologies such as ignimbrite and agglomerate. Because the fluids are relatively neutral, very little alteration is evident and the veins and nearby wall rock may commonly include illite, sericite, and adularia. Generally, this style of mineralization is distal from a heat source.

Sillitoe and Hedenquist (2003) subdivide epithermal deposits into High- (HS), Low- (LS) and Intermediate-sulphidation (IS) types based on mineralogy, deposit morphology, associated alteration, and geologic setting (Figure 8-1).

Type IS epithermal deposits occur in a broadly similar spectrum (to HS deposits) of andesitic-dacitic arcs but commonly do not show such a close connection with porphyry Cu deposits as do many of the HS deposits. However, high silica igneous rocks such as rhyolite are related to only a few IS deposits. IS deposits form from fluids spanning broadly the same salinity range as those responsible for the HS type, although Au-Ag, Ag-Au, and base-metal rich Ag-(Au) subtypes reveal progressively higher mineralized material fluid salinities.


a.
HS Au dissem.
Andesite-dacite volcanic edifice
Outer limit, advanced argillic lithocap
Paleosurface
5 km
HS Cu-Au ± Ag veins
IS Au-Ag base-metal veins
Porphyry Cu ± Au mineralization
Granodiorite porphyry stock
Parental granodiorite magma chamber
Early, shallow acidic condensates
Early, deep acidic magmatic gases
Later HS fluid, evolved in lithocap
Later, deep IS fluid
Last, evolved IS fluid
5 km
b.
LS Au dissem.
Rhyolite dome complex
LS Au veins
Sinter terrace
Paleosurface
Lake
Basalt flows
Volcano-sedimentary sequence
Rift-bounding faults
5 km
Basalt dikes
Granitic magma chamber
Meteoric water
Magmatic volatiles
LS fluid

- Calc-alkaline volcanic arc with neutral to mildly extensional stress state showing relationships between HS and IS epithermal and porphyry deposits (note that the complete spectrum need not be present everywhere). Early magmatic volatiles are absorbed into ground water within the volcanic edifice (shown here as a stratovolcano, but it may also be a dome setting) to produce acidic fluid for lithocap generation, over and/or supra-adjacent to the causative intrusion. Later, less acidic IS fluid gives rise to IS mineralization, both adjacent to and distal from the advanced argillic lithocap. Where the IS fluid flows through the leached lithocap environment, it evolves to a HS fluid (Einaudi et al. 2003) to produce HS veins or disseminated mineralization, depending on the nature of the structural and lithologic permeability. The HS fluid may evolve back to IS stability during late stages, supported by paragenetic relationships and lateral transitions of high- to intermediate-sulfidation mineralogy.
- Rift with bimodal volcanism and LS deposits. Deep neutralization of magmatic volatiles, typically reduced, results in a LS fluid for shallow LS vein and/or disseminated mineralization and related sinter formation (Sillitoe and Hedenquist 2003).

Figure 8-1 Schematic Sections of End-member Volcanotectonic Settings and Associated Epithermal and Related Mineralization Types

The veins consist of several stages of banded, crustiform (to colloform), quartz and cryptocrystalline quartz at shallow depths, adularia, barite, and typically later carbonates both calcite and rhodochrosite, "illitic clay" (illite) commonly replaces the adularia (Coote 2010). There are variable amounts of pyrite, sphalerite and galena plus argentite, and variable amounts of tetrahedrite-tennantite, freibergite and Ag sulfosalts.

The Ag:Au ratio is high, approximately 500:1 for the resource. Supergene oxidation extends to at least 300 m depth and includes manganese oxide. There are abundant adularia, bladed calcite textures, and coexisting vapour-rich and liquid-rich inclusions, all indicating an ascending, boiling fluid consistent with the abundant evidence for brecciation which suggests that mixing caused metal deposition and carbonate formation.

In Mexico, and particularly within the Mexican Silver Belt, these types of deposits can have large lateral extents but may be limited in vertical extent (for example San Gonzalo). There are many silver-gold mines in Mexico, some of which form large mining districts and others that exploit multiple veins over limited vertical horizons that are sometimes only 100 m in depth (Gunning 2009).

Adjacent to the Avino Mine, the oxide tailings have been predominantly sourced from legacy open pit operations, and the sulphide tailings have been predominantly sourced from later underground workings. Exposure to surface weathering and historic process activities has homogenized the tailings material to produce a deposit partly included in the Mineral Resource for the Property.

9.0 EXPLORATION

9.1 Avino Mine Area

9.1.1 Early Exploration, 1968 to 2001

Exploration in the Avino Mine area has been ongoing, and the majority of the recorded work has been focused on the main Avino Vein and surrounding area. The following is a summary of significant exploration work conducted either by AVINO or on behalf of AVINO until the mine closed in 2001.

Pre-production exploration was carried out by CMMA and others and covered 2,500 m of drifting and cross-cuts, as well as 8,000 m of surface and underground diamond drilling. Extensive rehabilitation was completed involving Selco, including connecting three of the old—possibly pre-1900—underground mine workings.

In 1970, a contract was signed with Selco, who spent more than USD$1 million in exploration and FSs before returning the historic Avino Property back to CMMA in 1972, reportedly because of low metal prices. The majority of the documentation examined covered feasibility work and was related to investigations of old underground workings that were likely developed in the late 1800s. A contract was signed in October 1973 with S.G.L. Ltd. and Sheridan Geophysics Ltd., under which a new 500 tpd processing plant was completed in May 1974.

Between 1992 and 2001, exploration in/for the mine was limited to traditional underground mine development with associated sampling and planning for production feed. In the late 1990s, it appears that development was not kept up, as company monthly reports showed decreasing historical reserve allocations for production and mill feed.

The only recorded exploration during this period, apart from limited prospecting, is documented in the 1993 report by Servicios Administratos Luismin, SA de CV, the engineering branch of Cía Minera de San Luis Exploration. The study reported on detailed analysis and sampling of the then known showings with the emphasis on the Avino Vein and Potosina/El Fuerte area. The extensive underground sampling program carried out by Luismin provided a later direction for underground mining. The report made recommendations for follow-up for drilling and underground development for the main Avino Vein, as well as trenching and drilling recommendations for the Potosina/El Fuerte area. It is believed that these recommendations were never implemented for the prospective areas. Additionally, the report included a property-scale geological mapping and lithogeochemical sampling program, which was contoured and coloured for gold, silver, copper, lead, zinc, arsenic, antimony, and mercury.

Other notable observations from the Lusimin study include the following:

- All mineralization, except for Nuestra Senora and Potosina/El Fuerte, radiate outwards in a west-to-northwest direction from the Cerro San Jose. The Cerro San Jose is a silicified and partly hornfelsed body of volcanic rock probably overlying an intrusive stock, which could have been the source of most mineralization in the historic Avino Mine area.
- Mineralization in all radiating structures is described as being strongest 2 km to 3 km from Cerro San Jose. This resembles many of the gold deposits in Nevada, where the source of mineralization is a near-surface acid-intrusive but with mineralized bodies lying 1 km to 5 km away along high-angle faults.
- The two strongest and widest structures appear to be the Avino and Aguila Mexicana veins.
- The Avino Vein has three main mineralized zones—San Luis, ET (La Gloria/Hundido) and Chirumbo areas—which rake to the west and are open at depth.

- The existence of other mineralization cutting the Cerro San Jose mineralization in the Nuestra Senora and Potosina/El Fuerte areas could offer the potential for bulk mineable stockwork zones.

Assay values from outcrop sampling of surface-mapped veins towards the San Jose hill ranged from lows of 2 g/t silver and trace gold over true thicknesses from 0.1 m to 2.3 m up to a high of 755 g/t silver with a corresponding 1.5 g/t gold over a thickness of 0.45 m.

No systematic sampling, trenching, or drilling of either the outcrops or the veins is known to have occurred during the program undertaken in 1993.

9.1.2 Recent Exploration, 2001 to Present

After the temporary mine closure in 2001, AVINO intermittently conducted exploration work, with the intention of expanding and better defining known areas of mineralization. Historic near-to-surface mining activities are being relied upon for guidance, and modern techniques are being employed to integrate, manage, and interpret results. Included in the list of exploration activities is an induced polarization geophysical survey, 1,500 soil samples, satellite imagery, mapping, trenching, tailings investigations, bulk sampling, underground channel sampling, and surface drilling.

9.1.2.1 Tailings Investigations (Oxides), 2003 and 2004

Two specific mineralogical assessments were conducted in 2003 and 2004 on samples from the tailings at the Avino Mine. The purpose of the program was to provide data for an independent investigation of the 1990 drilling results on the oxide tailings (discussed in Section 10.0) in terms of verifying assay grades and volumes, as well as to examine the metallurgical characteristics of the material. The results and implications of these findings are discussed further in Section 13.0.

The following information regarding the 2004 sampling is summarized by Slim (2005d).

The 2004 tailings fieldwork was under the direction of MineStart, and excavation of the sample pits was under contract with Desarrollos Rod Construcciones of Durango. Given the hydraulic deposition of the tailings, four important factors required examination: anomaly characteristics of the samples and total population, assay comparison by the fence, examination of downstream decrease in assays, and factors arising from the downstream construction. Comparison of the 2004 assays with those from 1990 shows consistency in assay values and provides confidence in the 1990 sampling and assaying program.

The preliminary investigations in 2003 showed the need for a sampling of the oxide tailings to validate the assay results of the 1990 drilling and to carry out metallurgical characterization, the latter requiring large samples. The sampling exercise carried out in 2004, using shallow (4 m deep) backhoe trenches and hand-dug pits, represented a local corroboration of the previous sampling but could not be considered to constitute a representative random sampling of the oxide tailings. The trench sampling material (Z-series) from the 1993 campaign was also considered to be non-representative.

9.1.2.2 Tailings Sampling (Sulphides), 2005

Some sampling was carried out in 2005 by means of hand-dug pits on the "upper bench" of sulphide tailings. The silver and gold values generally ranged from 40.0 g/t to 100.0 g/t and 0.3 g/t to 0.6 g/t, respectively. While these values gave a general idea of the potential grade of the sulphide tailings, they were not been verified to be representative of the sulphide tailings, even at a local scale.

9.1.2.3 Bulk Sample Program of San Gonzalo Vein, 2011

AVINO completed a 10,000 t bulk sample program at the San Gonzalo deposit following a comprehensive review of the data and discussions with Tetra Tech. The bulk sample feed grade was 261 g/t silver and 0.9 g/t gold. Silver and gold recoveries were stated to be 76% and 59%, respectively, and 232 dry t of flotation concentrate was produced.

9.1.2.4 Underground Channel Sampling of San Gonzalo and Avino Vein, 2010 to Present

Underground channel sampling began in 2010 and has continued to the present at the Avino ET Mine (Avino Vein system) and until cessation of underground operations in 2019 at the San Gonzalo Mine. Channel sampling data generated since 2010 are summarized in Table 9-1 and Table 9-2.

Table 9-1 Summary Underground Channel Sampling by Level for the Avino ET Underground Mine

Level	Elevation (m)	Total Sampled (m)	Average Channel Length (m)	Ag (g/t)	Au (g/t)	Cu (%)
6.5	2,271	373.6	3.9	113.01	0.98	0.51
7	2,241.8	1,197.6	6.1	72.50	0.42	0.44
7.5	2,212.8	230.5	7.0	66.15	0.49	0.50
8	2,199.1	486.3	6.2	141.32	1.14	0.22
8.5	2,171.9	576.9	6.6	123.19	1.37	0.48
9	2,147.1	1,343.8	7.5	121.65	1.52	0.57
9.5	2,128	768.2	9.1	122.42	2.26	0.76
10	2,115	2,905.9	7.3	72.12	0.60	0.49
10.5	2,101	1,468	7.1	106.90	0.77	0.65
11	2,083	1,214.7	9.6	87.57	0.48	0.73
11.5	2,067.2	1,289.9	7.5	89.65	0.44	0.63
12	2,051	1,092	8.2	94.87	0.41	0.76
12.5	2,034.3	1,356.5	7.8	84.94	0.51	0.69
13	2,016.1	645.8	6.1	61.64	0.24	0.63
13.5	1,995.5	386.3	5.2	57.01	0.24	0.51
14	1,975	578	5.4	54.56	0.13	0.52
14.5	1,954.3	2,622.4	6.3	54.18	0.38	0.56
15	1,932.5	2,341.1	6.0	63.98	0.48	0.58
15.5	1,910	2,182.4	5.8	59.15	0.41	0.57
16	1,889	3,638.4	5.4	49.16	0.56	0.57
16.5	1,870	3,491.1	5.2	50.71	0.40	0.68
17	1,849	3,141.1	6.6	47.96	0.41	0.71

Table 9-2 Summary of Underground Channel Sampling by Level for the San Gonzalo Mine

Level	Elevation (m)	Number of Channels	Total Sampled (m)	Average Channel Length (m)	Ag (g/t)	Au (g/t)	Cu (%)
1	2,311.9	114	272.8	2.4	157.65	0.43	-
2	2,265.3	314	840.6	2.7	115.75	0.40	-
3	2,218.3	378	1,046.1	2.8	119.92	0.41	-
4	2,180.0	685	1,814.2	2.6	241.59	1.15	-
5	2,138.5	740	2,031.9	2.7	285.70	1.57	-
6	2,091.8	603	1,667.8	2.8	186.70	1.14	-
6.5	2,064.4	243	682.4	2.8	177.17	0.86	-
7	2,046.9	190	517.4	2.7	111.50	0.71	-
7.5	2,020.0	114	295.6	2.6	179.90	1.01	-

9.1.2.5 Underground Channel Sampling of San Gonzalo and Angelica Vein, 2010 to Present

Underground channel sampling began in 2010 and was stopped in 2019 when operations were halted. Channel sampling between 2010 and 2012 was summarized by Tetra Tech (2013). Results of underground sampling from 2013 to 2019 are summarized in Table 9-2.

Figure 9-1 and Figure 9-2 show the location of all channels, colour coded by grade, included in the current resource estimate (Section 14.1.1), within and adjacent to the Avino and San Gonzalo Vein systems, respectively. Drill holes are also shown for orientation.



Figure 9-1 Channel and Drillhole Samples, Colour Coded by Silver Grade, within the Avino System (Red Pennant 2025)



Figure 9-2 Channel Samples, Colour Coded by Silver Grade, within the San Gonzalo Vein System (Red Pennant 2025)

9.2 La Preciosa Area

9.2.1 Summary of Past Exploration

Exploration and other work at La Preciosa date back to mining in the late 1800s on the Abundancia and La Gloria veins, two prominent veins exposed on the surface of La Preciosa Ridge. This work, which ceased in the early 1900s, and small-scale underground mining in the 1970s, resulted in the production of a small amount of material from these two veins, estimated by MP (Head and Collins 2012) to be less than 30,000 t. This tonnage estimation has not been quantified but site inspections and survey work and direct underground observation by the QP show that a small amount of mining was previously done.

The majority of work at La Preciosa that is material to the Mineral Resources estimate is from contemporary exploration, mainly drilling, conducted by Luismin, Orko, and PAS (Table 9-3). In addition to the drilling completed by these companies, other exploration activities, consisting of:

1. Prospect sampling by Orko in 2004, followed by geologic mapping by Orko geologists.
2. Completion of three IP ground geophysical surveys in 2005 that totalled 40 line-km. The resistivity data did not appear to be a useful product of this work, but the chargeability component did identify an anomaly in the valley between La Preciosa Ridge and Zona Oriente.
3. A large geochemical soil sampling program over a grid spanning 5 km north to south and 2 km east to west. This program produced anomalous analytical results from areas near shallowly covered veins such as Veta Nueva, Orito, and Nancy.

Historic exploration (along with recognition of late 1800s/early 1900s mining) was responsible for the identification of anomalous silver and gold in soils and outcropping veins.

9.2.2 Coeur Exploration and Development

Coeur's 2013-2014 drilling program was divided into three types:

- Type I drilling: completion of 21 reverse circulation (RC) drillholes to test and condemn waste dumps and tailings impoundment areas, drilling commenced January 2014 and completed February 2014.

- Type II drilling: infill core drilling between February 2014 and mid-April 2014 completed a 75-hole drilling program totalling 11,437 m. Drilling targeted the first three years of the mine plan to convert Inferred to Indicated Mineral Resources and reduce risk in achieving the early mine plan. All drilling was concentrated around the Abundancia Ridge area.
- Type III drilling: from December 2013 to March 2014 Major Drilling, under KP supervision, completed seven HQ3 core holes specifically to obtain geotechnical data in the area of the design pits, tailings impoundment, and process plant footprint. Subsequently, these holes also were sampled for geochemical data.

Coeur has completed development and exploration work at the Project in 2013-2014, as shown in Table 9-3.

Table 9-3 2013 – 2014 Coeur Exploration and Development Work Summary

Quantity	Data Type	Totals	Target
75 drillholes	Core Holes	11,437 m	In-fill drilling, resource conversion
21 drillholes	RC Holes	8,543 m	Waste dumps and tailings, condemnation drilling
7 drillholes	Core Holes	2,244 m	Geotechnical information
103 drillholes	Drill Samples	12,358 samples	New assay samples from older drillholes
N/A	Geophysical	300 km^2	Magnetic survey for lithological and structural domains
N/A	Geologic Mapping (surface and underground)		Define structural geology
N/A	Drillholes (scanned 109 new and old drillholes)	35,754 m	IR measurements to define alteration
N/A	Drillholes (scanned 26 new and old drillholes)	6,166 m	Televiewer scans for structural geology and geotechnical data

In the opinion of the QP, Coeur's drilling, sampling, and logging was done to best industry standards. A total of 25.908 m of RC samples, or 17 intervals, was logged as NR (no return), which is 0.3% of the total amount of RC drilled in 2014 (Table 9-3). RC drilling was specifically focused on exploring sites for waste rock and tailings facilities. Core recovery is reported as 100%, no NR intervals were reported. Because the 2014 core drilling program was designed to infill between existing drillholes, the resulting samples are representative of the mineralization as a whole and are not biased in their location, orientation, sampling method, or metal grade. Since the core drilling infilled the area designed to be mined in the first three years of the mine plan, the spatial density of sampling is good, sufficient for much of the material to be classified as indicated or measured.

In the opinion of the QP, the quantity and quality of the lithological, geotechnical, collar, and downhole survey data collected in the exploration and infill drill programs completed by Coeur, Orko, PAS, and Lusmin are sufficient to support Mineral Resource estimation as follows:

- Core logging meets industry standards for gold exploration.
- Collar surveys have been performed using industry-standard instrumentation.
- Downhole surveys were performed using industry-standard instrumentation.
- Recovery data from core drill programs are acceptable.
- Geotechnical logging of drill core meets industry standards for planned open pit operations.

- Drill orientations are generally appropriate for the mineralization style and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area.

Core logging did not reveal any unusual geologic features that have not been observed in previous logging in the Project area. Assay results and location of mineralized intercepts are consistent in spatial location and grade of previous drilling in the Project area and no unusually high-grade intercepts or previously unknown mineralized areas were encountered, i.e., the distribution of sample grades from the 2014 drill program are similar to distributions of grades from previous drill programs.

10.0 DRILLING

10.1 Avino Mine Area

Drilling activities performed by AVINO since the acquisition of the Avino Mine area are summarized in the following sections. Drillhole assay results have been previously reported (except ET 12-07 to ET-12-09) by Gunning (2009), Tetra Tech (2012), and Tetra Tech (2013) and are not disclosed here.

The most recent exploration drilling is summarized in Table 10-1. The location of this drilling is summarized in Figure 10-1 where the holes are indicated by red traces.

Table 10-1 Exploration Drilling 2022-25

Hole_ID	Easting_UTM	Northing_UTM	Elev_(m)	Depth_(m)	Zone
ET_22_14	570,294.3	2,712,173.8	2,179.0	654.9	Avino_Vein
ET_22_15	570,637.2	2,712,316.2	2,187.5	524.2	Avino_Vein
ET_22_16	570,239.8	2,712,168.1	2,178.3	704.0	Avino_Vein
ET_22_17	570,410.5	2,712,184.8	2,176.3	689.4	Avino_Vein
ET_23_01	570,368.8	2,712,262.3	2,185.4	548.1	Avino_Vein
ET_23_02	570,398.2	2,712,303.0	2,188.9	563.7	Avino_Vein
ET_23_03	570,353.9	2,712,167.9	2,173.8	670.8	Avino_Vein
ET_23_03_B	570,353.9	2,712,167.9	2,173.8	716.3	Avino_Vein
ET_23_04	570,409.9	2,712,382.8	2,198.4	468.8	Avino_Vein
ET_23_05	570,344.4	2,712,217.4	2,180.2	543.6	Avino_Vein
ET_23_06	570,463.0	2,712,356.5	2,193.9	480.9	Avino_Vein
ET_23_07	570,295.4	2,712,163.4	2,177.3	702.4	Avino_Vein
ET_23_08	570,267.3	2,712,102.1	2,179.1	741.2	Avino_Vein
ET_23_09	570,307.3	2,712,222.8	2,180.9	560.5	Avino_Vein
ET_23_10	570,266.8	2,712,102.5	2,178.2	628.8	Avino_Vein
ET_23_11	570,276.6	2,712,198.2	2,181.8	540.8	Avino_Vein
ET_23_12	570,276.8	2,712,198.2	2,181.8	562.6	Avino_Vein
ET_23_13	570,397.8	2,712,300.7	2,189.2	533.0	Avino_Vein
ET_25_01	570,232.0	2,712,072.7	2,184.1	717.0	Avino_Vein
ET_25_02	570,236.4	2,712,065.9	2,184.2	740.0	Avino_Vein

Hole_ID	Easting_UTM	Northing_UTM	Elev_(m)	Depth_(m)	Zone
ET_25_03	570,215.2	2,712,004.5	2,189.3	847.7	Avino_Vein
ET_25_04	570,239.1	2,712,057.5	2,184.4	824.1	Avino_Vein


+2400
+2200
+2000
+1800
+1600
ET_22_15
ET_23_13
ET_23_02
ET_23_10
ET_22_14
ET_22_17
ET_23_03_B
ET_23_08
Plunge 00
Azimuth 336

Figure 10-1 Drillholes Completed between 2022 and 2025 on the Avino Vein System, ET Mine. 2023-2025 drill traces in red, previous drilling in blue (Red Pennant 2025)

10.1.1 Early Drilling (Prior to Mine Closure), 1968 to 2001

10.1.1.1 Avino Vein

Between 1968 and 2001, at least 25 diamond drillholes, ranging in length from 132.20 to 575.20 m, are reported to have been drilled from the surface into the Avino Vein. Included in this total are 10 holes that were drilled by Selco in 1970 when they were rehabilitating some of the old underground workings to provide access for sampling (Slim 2005d). No further information on these drillholes was available to the QP, and they are not included in the resource estimate for the Avino Vein.

10.1.1.2 Oxide Tailings, 1990 to 1991

Between November 10 and December 5, 1990, and March 8 and May 30, 1991, AVINO completed 6 trenches and 28 vertical drillholes in the tailings along 7 fences at a spacing of roughly 50 m by 50 m (Benitez Sanchez 1991). Drilling was completed transversely to the drainage pattern of the tailings. Cut at 1 m vertical increments, 461

samples were assayed for silver and gold at the mine assay laboratory, and occasional moisture contents were reported. Assay results from these drillholes have been previously reported (Tetra Tech 2012). Although the Z-series trenches are included in Table 10-1 and Figure 10-1, they are not included in the Oxide Tailings Deposit Mineral Resource estimate (Section 14.1.2) as they are not considered representative of the tailings at a local scale (see Section 9.1.2.1). During 2015 and 2016, further drilling was carried out on the Oxide Tailings Deposit.

10.1.2 Recent Drilling (Post Mine Closure), 2001 to Present

A total of 167 drillholes with a total length of 54,810 m have been completed on the Avino Vein system, 140 holes 26,026 m on the San Gonzalo Vein system, 44 holes 6,365 m on the Guadalupe Vein, and 26 holes 5,175 m on the La Potosina Veins, totalling 355 holes and 78,414 m of core drilling. Additional exploration holes have been drilled elsewhere on the historic Avino Mine, but those drilling results are not considered material. Most holes were surveyed downhole using a Tropari single-shot magnetic instrument.

10.1.2.1 Avino Vein

In 2016, 5,510 m (34 holes; Figure 10-1) were drilled in an infill program in the San Luis/Avino Vein system. In 2017, 1,478 m (7 holes; Figure 10-1) were drilled in the Chirumbo section (eastern extension) of the Avino Vein. In 2018, 1,345 m (13 holes; Figure 10-1) were drilled north of the historic open pit and in the Chirumbo section on the Avino Vein.

A total of 108,447 m (471 holes) of documented drilling has been used for Mineral Resource modelling and estimation for the Avino Vein system.

10.1.2.2 San Gonzalo Vein

A total of 23,804 m (105 holes) of documented drilling has been used for Mineral Resource estimation on the San Gonzalo Vein system.

10.1.2.3 Guadalupe Veins, 2021 to 2022

No further drilling has been carried out on the Guadalupe veins since 2022. These veins are positioned strategically close to and between the ET and San Gonzalo mining operations.

10.1.2.4 La Potosina Veins, 2021 to 2022

No new exploration drilling has been carried out on the La Potosina veins since 2022.

10.1.2.5 Oxide Tailings, 2015 to 2016

During 2015 and 2016, AVINO drilled 57 holes in the Oxide Tailings Deposit. Tailings drillholes completed before 2016 on the oxide tailings have been previously reported (Tetra Tech 2022).

10.1.2.6 Oxide Tailings, 2021 to 2022

No new holes have been drilled on the Oxide Tailings Deposit since 2022. Oxide tailings drilling used for Mineral Resource estimation has been reported previously in Tetra Tech 2024.

10.1.3 Specific Gravity Results

Bulk density samples were analyzed from all 2006 to 2022 drilling programs on the Avino and San Gonzalo Veins. Analytical procedures are discussed in Section 11.1.7. Table 10-3 summarizes the results of these specific gravity measurements.

Table 10-2 Avino and San Gonzalo Density Data Summary

Domain	Number	Minimum	Maximum	Mean	Variance	Coefficient of Variation
Avino Vein System						
10 (Main)	40	2.53	3.00	2.71	0.02	0.05
20	42	2.43	2.90	2.68	0.01	0.03
Wall Rock	93	2.29	3.00	2.65	0.04	0.07
Combined	175	2.29	3.00	2.67	0.03	0.06
San Gonzalo Vein System						
10	50	2.40	3.00	2.64	0.03	0.07
20	2	2.73	2.78	2.76	0.00	0.01
Wall Rock	41	2.40	3.00	2.69	0.02	0.05
Combined	93	2.40	3.00	2.67	0.03	0.06

10.2 La Preciosa Area

The issuer has not drilled on the concessions since taking ownership.

During 2014, Coeur drilled 75 HQ diamond drillholes for a total of 11,437 m, with an average depth of 150 m, and with core recoveries of 85%. Drilling was done by Layne de Mexico S.A de C.V. In addition to infill core drilling, an additional 2,244 m of core was drilled for the geotechnical investigation by Major. These core holes were logged and on completion of geotechnical work, the core was split, sampled, and assayed; however, the assay and geology data were not available in time for use in the resource model.

All drillholes, except for RC drillholes intended by Coeur for condemnation drilling, are diamond core holes of varying diameters, mainly HQ and some NQ diameter drillholes. Exploration and development drilling to delineate Mineral Resources has been performed in sequential campaigns by Luismin, Orko, PAS, and Coeur as summarized in Table 10-4 (excludes RC drilling because RC was not used in resource estimation).

Table 10-3 Drilling Summary

Company	Years	Area	Number of Drillholes	Meters of Drilling	Hole Number Prefixes
Luismin	1981, 1982, 1994	La Preciosa	8	1,630	BP
Orko	2006	Orito	7	2,326	BO
	2007	San Juan	8	3,554	SJ
	2005	La Preciosa	1	451	BC
	2006		6	1,910	BB

Company	Years	Area	Number of Drillholes	Meters of Drilling	Hole Number Prefixes
	2005–2008		366	144,126	BP05-BP08
PAS	2009–2010	La Preciosa	363	91,095	BP09-BP-10
Orko	2011–2012	La Preciosa	5	500	BP11-BP12
Coeur	2013–2014	La Preciosa	103	22,324	CLP14, KP14, KP13, DH13
Totals			**867**	**267,916**	

10.2.1 2017 Underground Channel Sampling

Channel sampling was carried out by Coeur in drifts on the Abundancia and Gloria Veins. 426 samples (482.2 m) were captured on the Abundancia Vein and 336 samples (380.5 m) on the Gloria Vein. The La Preciosa area had previously been drilled intensively in the vicinity of the underground development, allowing the channel sampling data to be compared with drill hole samples. The channel samples were statistically compared with diamond drill samples where both types were present within 10 m of each other within the relevant veins. The samples were composited to 1 m lengths and nearest neighbours (Gloria: 45 pairs, Abundancia: 35 pairs) were compared by means of scatterplots and quantile-quantile (Q-Q) plots to assess whether it was reasonable or not to consider them as a single population. The channel samples and closest drill samples within 10 m proximity are shown in Figure 14-12.

10.2.2 Drilling by Luismin

Of the seven Luismin drillholes in the Project database, two were drilled from underground workings and five from the surface. The primary targets were the Abundancia and La Gloria veins, which run semi-parallel to the north-northwest-striking Abundancia Ridge, at depths of 50 to 75 m below the primary underground workings on the 2065 m level (elevation). Lusmin drilled one additional drillhole 313 m deep in 1994 in the eastern vein breccia system, but data for this drillhole are not available. There are no available details on the Luismin drilling procedures, except that the drill core was either small-diameter BQ or AX size. The remaining half-core from these holes is stored in the original core boxes on site.

10.2.3 Drilling by Orko (2005 to 2008, 2011, 2012)

Orko began drilling in March 2005, ultimately completing 388 diamond drillholes totalling 152,368 m of core, spaced on roughly 100 m centres, with all but 16 of the holes targeting various veins. Orko used Major for all of its drilling using Longyear 44, 38A, and 38B core drills. Drill core diameters started at HQ-diameter, with reductions to NQ-diameter at around 260 m downhole. Between rod changes the drillers inserted a wooden "run" block in the core boxes marked with the downhole depth in both ft. and m. Downhole surveys were taken approximately every 50 m down the hole with a Reflex survey instrument. The results of these surveys indicated only moderate deviation in downhole azimuths and inclinations.

Drill core was collected on a daily basis from the drill rig by Orko technicians, who taped the boxes shut prior to transporting the core to the site core shed. Once at the shed, technicians cleaned the boxes and core, marked the boxes with the hole number, box number, and the depth intervals, and reconciled these data with the depths marked on the driller's core run blocks.

After completion of each hole, a PVC pipe was placed in the hole collar and a concrete cap was poured around the collar PVC pipe, and a length of PVC pipe was left protruding above the concrete cap. The concrete cap was inscribed with the drillhole number, total hole depth, and the azimuth and inclination of the hole at the collar. An independent surveyor was contracted to survey the collar coordinates on a regular basis.

10.2.4 Drilling by PAS

PAS began drilling in June 2009, under the terms of PAS's Option Agreement to acquire a joint venture interest in the Project from Orko, and PAS completed 331 diamond drillholes. The drilling focused on in-filling the 100 m centre grid previously completed by Orko. PAS's drilling resulted in a spacing of 50 m on every other section (100 m apart) over an area approximately 800 m by 800 m. This selective tighter spaced drilling area is located in the northern part of the deposit. Additionally, infill drillholes were drilled on selected sections as well as on two 15- to 20-m close-spaced fences to assess the short-range continuity of geology and mineralization. Major was also used by PAS to do the drilling program, which resulted in similar drilling and downhole surveying procedures as Orko, although greater capacity drill rigs were employed which resulted in fewer NQ-diameter drillholes. Beginning in early 2010, selected drillholes were surveyed using a Reflex ACT/QPQ orientation tool to obtain oriented drill core for geotechnical purposes. The drillhole collar monuments and the survey of collar coordinates followed the same procedures established earlier by Orko.

10.2.5 Drilling by Coeur

Between January and April 2014 Coeur drilled a total of 75 HQ core drill, 21 RC holes totalling 19,980 m, and 7 geotechnical core holes totalling 2,244 m. A majority of Coeur's drillholes were oriented west to east at varying dips, depending on the target vein orientation, to minimize the drillhole intersection angle with the vein. In general, the downhole length of the drill intersection approximates the true thickness of the vein, but this length can vary from hole to hole. Most of the 2013 drillholes were completed in the main deposit area, an area approximately 3,000 m north to south by 2000 m east to west.

RC drillholes were drilled on -45° to -60°, to -90° inclination with north-northeast and southwest-west azimuths. Infill drillholes were designed to increase the amount of Measured and Inferred material in the first three years of the mine plan (an area encompassing Abundancia Ridge). These drillholes were inclined from -40° to -85°, with azimuths from north-northeast to southwest-west.

Downhole surveying in core and RC drillholes was done from top to bottom approximately every 10 m downhole using a gyroscope survey instrument. Results of these surveys indicated only minor deviation in azimuth and inclination. Collars were surveyed with total station instrument using WGS 84 coordinate system.

Drill core was collected on daily from the drill rig by Coeur technicians, who taped the boxes shut prior to transporting the core to the onsite core shed. In the core shed technicians cleaned the boxes and core, marked the boxes with the drillhole number, box sequence number, depth intervals, and checked recorded depths against the depths marked on the driller's core run blocks. Colour digital photographs of each core box were taken before the core was split and sampled. Core was then laid out and logged, using paper logging forms, by project geologists, who also marked sampling intervals according to Coeur quality assurance (QA)/quality control (QC) sampling protocols. Briefly sampling criteria requires samples to be greater than 50 cm and less than 200 cm in length. Logging describes all common features, such as rock type, alteration, mineralization, faults, etc.

RC drill sampling was done on 5 ft. or 1.5 m intervals. Samples were collected after passing through a cyclone under both wet and dry conditions. Samples were placed in plastic bags when drilling dry material and in Micropore bags when the drilling was wet.

After completion of each hole, a PVC pipe was placed in the drillhole collar and a cement cap or monument was poured around the collar PVC pipe and inscribed with the drillhole number, total drillhole depth, and the azimuth and inclination of the hole at the collar. An independent surveyor was contracted to survey the coordinates of each collar on a regular basis.

10.2.6 Core Recovery and Rock Quality Designation

Only Orko drilling had drillhole core recovery and rock quality designation (RQD) values recorded in the acQuire database, these types of data were not recorded by PAS or Luismin. Although Coeur recorded core recovery and RQD measurements, at the time of this Technical Report was written those data had not been entered into the acQuire database, thus no analysis was done.

Orko's recovery values are reasonable with a mean core recovery of 94.5% and a mean RQD of 54.3%. For both silver and gold there is a decrease in Ag and Au grade with increasing core recovery where recovery is >20%, which suggests that there is a small sampling bias with loss of material in higher grade zones. Grades decrease slightly with increasing core recovery; however maximum grades increase with increasing core recovery because of the greater number of intervals with better core recovery. It is important to note that the data are not normalized for the number of recovery measurements. Because the highest Ag and Au grades are typically found in quartz veins, and core recovery in quartz veins tends to be lower because the veins are fractured, the grade-recovery relationship is expected. Given the small number of recovery measurements in the range of 0-40 percent recovery, and lower maximum grades in the 0-40% range, the impact of core recovery on the resource estimate is insignificant.

10.2.7 QP Opinion

The QP is satisfied that the amount and quality of drilling is sufficient to support the Mineral Resource estimate.

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1 Avino Mine

11.1.1 Drilling and Trenching of Oxide Tailings, 1990 to 1991

The oxide tailings were sampled prior to the institution of NI 43-101 and associated QA/QC requirements, and as such, no QA/QC measures were utilized during the 1990–1991 program. As a result, the resource estimate for the oxide tailings in Section 14.1.2 is all classified as Inferred. There were 28 holes drilled and six trenches were completed from which a total of 461 samples were collected for assaying. The analyses were completed in the on-site laboratory which and was visited during the QP site visit, as summarized in Sections 11.1 and 12.1.

AVINO's current on-site, non-certified laboratory facility consists of sample preparation, crushing and pulverizing, a fire assay, and an atomic absorption (AA) section. However, the procedures and facilities used from 1990 to 1991 may be different from the current sample analysis procedures. Because of the uncertainty associated with these analyses, two separate verification exercises have been completed. Slim (2005d) collected several samples from the oxide tailings, and the results of this verification are discussed in Section 11.1.2. In 2012, Mr. M.F. O'Brien, QP, collected numerous verification samples from the oxide tailings, and these results are discussed in Section 12.1.

11.1.2 Tailings Investigations (Test Pits in Oxide Tailings), 2004

The sampling method and approach adopted by Slim (2005d) on the test pits in the oxide tailings incorporated the following steps:

1. A backhoe was used to excavate sample pits to a depth of 4 m. Hand samples were taken at 1 m vertical increments from the sidewalls of each pit.
2. The sample mass collected from each sampling point generally amounted to between 2 kg and 5 kg.
3. The sampling program was ostensibly based on the 1990 CMMA sampling program. 14 sample pits were excavated to a depth of 4 m and generated 86 samples.

The samples were air-freighted to PRA laboratories in Vancouver, British Columbia, from Durango, Mexico. The samples had been initially bagged and sealed with identification tags attached. The samples were allotted new identification numbers and were subsequently un-bagged and dried. The dry samples were individually mixed and blended and then split into four one-quarter fractions as directed by Slim (2005d). One fraction was used to determine the head grade assay, while another quarter was used to create composite samples used for the subsequent metallurgical test work program. Instructions were followed with the compositing of the samples and the test work program.

Excess sample was archived for future test work or analyses. For analytical techniques employed during the test work program, the standard fire assay (with AA spectrophotometric finish) was initially used for the silver analyses.

However, this method is not very accurate for silver values of less than 100 g/t. Subsequently, the inductively coupled plasma mass spectroscopy (ICP-MS) method, which uses multi-acid digestion, was used for silver. This method also resulted in analyses being obtained for other elements of interest (e.g., copper, zinc, lead). The standard fire assay method was used for gold analyses. Cyanide and lime concentrations were measured using

standard titrimetric methods. Total sulphur was measured using a standard Leco furnace, and sulphide sulphur assays were measured using the standard wet chemical gravimetric analysis (Slim 2005d).

The PRA laboratories (part of Inspectorate Laboratories [Inspectorate]) in Nevada and British Columbia are International Organization for Standardization (ISO) 9001:2008 certified, full-service laboratories that are independent of AVINO. The QP did not independently verify nor compare the results of the sampling program.

11.1.3 Drilling Programs, 2007 to Present

The core is sawed at AVINO's core storage facility at the secure mine site. Samples of vein material, usually from a few cm to 1.5 m, are placed and sealed in plastic bags, which are collected by personnel from SGS Laboratories in Durango at the mine site facilities. Samples are prepared in Durango, and pulps are sent to the Inspectorate facility in Sparks, Nevada, for analysis. Since 2016, all drill core samples have been sent to SGS Durango for sample preparation and assaying. A switch was made for faster turnaround times.

Sample preparation in Durango involves the initial drying of the entire sample. Two-stage crushing is used to create a product which is at least 80% minus 10 mesh. A Jones riffle splitter is then used to separate a nominal 300 g portion of the sample. This 300 g sub-sample is then pulverized to more than 90% passing a 150-mesh screen. Inspectorate Laboratories states that they use sterile sand to clean the pulverizer between samples (Gunning 2009).

Gold analyses are by 30 g fire assay with an AA finish. Silver, zinc, and lead are analyzed as part of a multi-element inductively coupled argon plasma package using four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. AVINO employs a rigorous QC program that includes standardized material, blank reference materials (blanks), and core duplicates. However, for the 2007 program, AVINO did not perform any independent QA/QC and relied on the internal QA/QC procedures completed by the laboratories (Gunning 2009).

Inspectorate Laboratories in Nevada and British Columbia are ISO 9001:2008 certified, full-service laboratories that are independent of AVINO.

AVINO used a series of standard reference materials (SRMs), blanks, and duplicates as part of their QA/QC program during the analysis of assays. The QP compiled and reviewed these results as presented in Section 12.1.

11.1.4 Drilling Programs, ET Zone of the Avino Vein, 2006 to Present

Sample lengths of NQ drill core were diamond sawed into halves by mine staff and transported in sealed and labelled bags to ISGS in Durango for preparation into pulps and rejects. Gold and silver are analyzed by fire assay using aqua regia leach and AA finish. Other elements are reported from a 29-element ICP-MS package. Sample preparation and analysis and QA/QC procedures are described in Section 11.1.3.

AVINO used a series of certified reference materials, blanks, and duplicates as part of their QA/QC program during the analysis of assays from Avino Vein drillholes. The QP compiled and reviewed these results as presented in in Section 12.1.

11.1.5 Avino Laboratory

The AVINO laboratory has fire assay, AA, and sieving analysis equipment. A high standard of neatness and cleanliness is being maintained to reduce the risk of contamination. The laboratory was reviewed by the QP during site visits in 2012, 2016 and 2021.

11.1.6 SGS Laboratory, Durango

The SGS Laboratory in Durango processes the current drill core samples from AVINO and was visited by the QP in 2012.

11.1.7 Review of Drillhole Quality Assurance/Quality Control Samples

QA/QC samples continue to be submitted in the sample stream from 2021 to 2022 during the drilling programs on the Property. 143 standards, 275 duplicates and 57 blank samples were included in the 5,117 samples assayed. The QA/QC submission rate is 9.28%.

11.1.7.1 Standards for Exploration Drilling, 2021 to 2022

Nine different reference standards, bracketing the expected ranges of grades for gold, silver, and copper, were analyzed during 2021/2022. Six standard reference materials CDN-ME-1405, 1406, 1414, 1603, 1705, and 1709 were submitted during the period.

Performance graphs showing the assay results compared to the reference standards and relative to the three standard deviation acceptability limits for each reference material and gold, silver, and copper are shown in Figure 11-1 to Figure 11-18, inclusive.


CDN-ME-1405
Au
Au g/t
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
13200
13400
13600
13800
14000
14200
14400
14600
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-1 Reference Material CDN-ME-1405 Au Performance


CDN-ME-1405
Ag
120
100
80
60
40
20
0
Ag g/t
13200
13400
13600
13800
14000
14200
14400
14600
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-2 Reference Material CDN-ME-1405 Ag Performance


CDN-ME-1405
Cu
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Cu %
13200
13400
13600
13800
14000
14200
14400
14600
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-3 Reference Material CDN-ME-1405 Cu Performance


CDN-ME-1406
Au
Au g/t
0.8
0.75
0.7
0.65
0.6
0.55
0.5
12600
12700
12800
12900
13000
13100
13200
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-4 Reference Material CDN-ME-1406 Au Performance


CDN-ME-1406
Ag
Ag g/t
64
62
60
58
56
54
52
50
48
46
44
12600
12700
12800
12900
13000
13100
13200
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-5 Reference Material CDN-ME-1406 Ag Performance


CDN-ME-1406
Cu
Cu %
0.345
0.34
0.335
0.33
0.325
0.32
0.315
0.31
0.305
0.3
12600
12700
12800
12900
13000
13100
13200
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-6 Reference Material CDN-ME-1406 Cu Performance


CDN-ME-1414
Au
Au g/t
0.34
0.32
0.3
0.28
0.26
0.24
0.22
0.2
12600
12700
12800
12900
13000
13100
13200
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-7 Reference Material CDN-ME-1414 Au Performance


CDN-ME-1414
Ag
22
20
18
16
14
Ag g/t
12600
12700
12800
12900
13000
13100
13200
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-8 Reference Material CDN-ME-1414 Ag Performance


CDN-ME-1414
Cu
0.24
0.235
0.23
0.225
0.22
0.215
0.21
0.205
0.2
Cu %
12600
12700
12800
12900
13000
13100
13200
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-9 Reference Material CDN-ME-1414 Cu Performance


CDN-ME-1603
Au
Au g/t
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-10 Reference Material CDN-ME-1603 Au Performance


CDN-ME-1603
Ag
Ag g/t
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-11 Reference Material CDN-ME-1603 Ag Performance


CDN-ME-1603
Cu
0.32
0.3
0.28
0.26
0.24
0.22
0.2
Cu %
12400
12600
12800
13000
13200
13400
13600
13800
14000
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-12 Reference Material CDN-ME-1603 Cu Performance


CDN-ME-1705
Au
6.5
6
5.5
5
4.5
4
3.5
3
2.5
2
Au g/t
13800
13900
14000
14100
14200
14300
14400
14500
14600
14700
14800
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-13 Reference Material CDN-ME-1705 Au Performance


CDN-ME-1705
Ag
Ag g/t
90
88
86
84
82
80
78
76
74
72
70
68
66
64
62
60
58
56
54
13800
13900
14000
14100
14200
14300
14400
14500
14600
14700
14800
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-14 Reference Material CDN-ME-1705 Ag Performance


CDN-ME-1705
Cu
Cu %
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1
13800
13900
14000
14100
14200
14300
14400
14500
14600
14700
14800
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-15 Reference Material CDN-ME-1705 Cu Performance


CDN-ME-1709
Au
0.25
0.2
0.15
0.1
0.05
0
Au g/t
13000
13200
13400
13600
13800
14000
14200
14400
14600
14800
sequence
Au
Au_cert
Au-3sd
Au+3sd

Figure 11-16 Reference Material CDN-ME-1709 Au Performance


CDN-ME-1709
Ag
16
14
12
10
8
6
4
2
0
Ag g/t
13000
13200
13400
13600
13800
14000
14200
14400
14600
14800
sequence
Ag
Ag_cert
Ag-3sd
Ag-3sd

Figure 11-17 Reference Material CDN-ME-1709 Ag Performance


CDN-ME-1709
Cu
0.2
0.18
0.16
0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
Cu %
13000
13200
13400
13600
13800
14000
14200
14400
14600
14800
sequence
Cu_pct
Cu_cert
Cu-3sd
CuAu+3s

Figure 11-18 Reference Material CDN-ME-1709 Cu Performance

11.1.7.2 Standards for Exploration Drilling, 2022 to 2025

Nine different reference standards, bracketing the expected ranges of grades for gold, silver, and copper, were analyzed during 2021/2022. Ten standard reference materials CDN-ME-CDN-ME-1404, CDN-ME-1405, CDN-ME-1406, CDN-ME-1409, CDN-ME-1705, CDN-ME-1709, CDN-ME-1811, CDN-ME-2103, CDN-ME-2202 and CDN-ME-2310 were submitted.

Performance graphs showing the assay results compared to the reference standards and relative to the three standard deviation acceptability limits for each reference material and gold, silver, and copper are shown in Figure 11-19 and Figure 11-20.


Variation of Copper in Standards (CRM)
zScore
Sequence
CDN-ME-1709 - 0.138ppm
CDN-ME-1405 - 0.685ppm
CDN-ME-1705 - 1.35ppm
CDN-ME-2103 - 0.357ppm
CDN-ME-1811 - 1.671ppm
CDN-ME-1406 - 0.32ppm
CDN-ME-2202 - 0.111ppm
CDN-ME-1409 - 0.242ppm
CDN-ME-1404 - 0.484ppm
CDN-ME-2310 - 0.396ppm

Figure 11-19 Reference Materials Cu Performance 2022/25


Variation of Gold in Standards (CRM)
zScore
CDN-ME-1709 - 0.178ppm
CDN-ME-1405 - 1.295ppm
CDN-ME-1705 - 3.62ppm
CDN-ME-2103 - 0.991ppm
CDN-ME-1811 - 2.05ppm
CDN-ME-1406 - 0.678ppm
CDN-ME-2202 - 1.755ppm
CDN-ME-1409 - 0.646ppm
CDN-ME-1404 - 0.897ppm
CDN-ME-2310 - 4.59ppm

Figure 11-20 Reference Materials Au Performance 2022/25

11.1.8 Duplicate Assays

Laboratory crushed duplicate results for gold, silver, and copper are summarized in Figure 11-21 to Figure 11-23, inclusive. Power fit curves have been generated to measure the correlation. The graphs for the three metals show no significant bias between originals and duplicates.


Duplicates
Au
f(x) = 0.840 x + 0.045
R² = 0.700
Primary (g/t)
Duplicate (g/t)
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10

Figure 11-21 Au Duplicates


Duplicates
Ag
f(x) = 0.951 x + 1.300
R² = 0.894
Primary (g/t)
Duplicate (g/t)
1000
100
10
1
0.1
0.01
0.01
0.1
1
10
100
1000

Figure 11-22 Ag Duplicates


Duplicates
Cu
f(x) = 0.907 x + 197.505
R² = 0.857
Primary (ppm)
Duplicate (ppm)
100000
10000
1000
100
10
1
0.1
1
10
100
1000
10000
100000

Figure 11-23 Cu Duplicates

11.1.9 Blanks

Analysis of blank submissions of barren cement-based material resulted in the expected negligible Au assays (Figure 11-24) except for one isolated submission, which is likely to reflect a ticket swap rather than contamination.


Blanks
Au
1
12500
13000
13500
14000
14500
15000
0.1
Au g/t
0.01
0.001
sequence
Au
Au_cert
Au+3sd

Figure 11-24 Blank Submission Assay Results

11.1.10 Bulk Density and Specific Gravity Samples

AVINO completed specific gravity measurements on drillcore. All measurements were completed by AVINO staff on the mine site. Two different methods were employed to obtain these specific gravity values: calliper volume calculation and water displacement (WD). The procedures followed for each method are summarized in the following sections. Density measurements are summarized in Table 11-1.

Table 11-1 Density Data Summary

Zone	Rock Code	Count	Length	Mean
Avino ET	AND	93	9.5	2.60
Avino ET	BX	87	9.0	2.68
Avino ET	INT	50	5.2	2.60
Avino ET	ROC	61	6.1	2.60

Zone	Rock Code	Count	Length	Mean
Avino ET	STKWK	27	2.8	2.68
Avino ET	VN	35	3.3	2.74
Guadalupe	AND	31	3.1	2.59
Guadalupe	BX	4	0.4	2.90
Guadalupe	INT	1	0.1	2.58
Guadalupe	VN	13	1.3	2.83
La Potosina	AND	10	0.6	2.62
La Potosina	ROC	52	5.2	2.62
La Potosina	VN	33	3.1	2.69
San Gonzalo	AND	91	9.0	2.60
San Gonzalo	INT	30	3.0	2.56
San Gonzalo	STKWK	1	0.1	2.57
San Gonzalo	VN	18	1.8	2.48
Total	**--**	**637**	**63.7**	**2.63**

11.1.10.1 Calliper Volume Calculation Method

The calliper volume calculation method of determining the specific gravity of drillcore samples involved the following procedures, based on the methodology outlined by Lipton (2001):

- Each measurement involves pieces of a whole core with the ends neatly cut perpendicular to the core axis.
- The core diameter is determined using a pair of vernier callipers, and the diameter should be measured at several points along the core length and averaged.
- The core length is measured using a tape measure.
- The mass is determined by weighing the core; weighing should be completed once the core is dried.
- The dry bulk density is calculated by the equation below.

$$Dry\ Bulk\ Density = \frac{Mass}{Volume}, Volume = \pi \left(\frac{Average\ Core\ Diameter}{2}\right)^2 x\ Core\ Length$$

11.1.10.2 Water Displacement Method

The WD method of determining the specific gravity of drill core samples involved the following procedures based on Archimedes' Principle:

- The mass is determined by weighing the core; weighing should be completed once the core is dried.
- A graduated cylinder of an appropriate size to completely submerse the core is used to determine the volume. The volume of water in the graduated cylinder is measured prior to submersing the core.
- The core is then submerged in water in the graduated cylinder, and the total volume is measured.

- The difference in the volume of water before and after sample submersion is the volume of the sample.

11.1.11 QP Opinion

The QP is unaware of any drilling, sampling, or recovery factors affecting the reliability of the samples. It is the QP's opinion that the sample preparation, security, and analytical procedures followed by AVINO are fit for the purpose of this Technical Report.

11.2 La Preciosa Area

11.2.1 Sample Collection Methods

11.2.1.1 Luismin (1981, 1982, 1994)

No documents/reports are available that describe the sampling methods used by Luismin. Based on descriptions provided by visual inspection of Luismin core by previous QPs, the core was split using a conventional manual splitter and properly "marked and neatly stored". Luismin reportedly collected a total of only 130 samples for assay, with variable sample lengths that ranged from 0.5 to 2.0 m. The breaks between samples reportedly respected geologic features.

11.2.1.2 Orko (2003–2008, 2011, 2012)

Orko technicians transported core from the drill rigs daily to the core logging facility, where it was cleaned and the core boxes marked with the hole number, box number, and from-to depth intervals. Each box of core was then photographed and moved to a rack for examination by a geologist who logged lithology, structure, alteration, mineralization type, intensity, and sulphide percentage and oxidation and assigned codes for rock types, structures, and veins. Logging was done manually on paper logging forms. Following geologic logging, geotechnical data including core recovery, was recorded. After logging was complete, the geologist marked the sample intervals on the core and on the core box dividers with a permanent marker, along with a cutting line along the longitudinal axis of the core and recorded the sample interval depths and corresponding sample numbers on the geological log. The core was then sawn in half along the cut line by an Orko technician using a water-cooled diamond saw, after which one half of the interval was placed in a plastic sample bag along with a sample tag. The remaining half was returned to the core boxes that then were placed on numbered racks in a large, secure, storage shed at the Project site.

To determine material density, a single piece of the sampled core was removed from each sample sack, allowed to air-dry, and then dry weighed for measurement of specific gravity. Once measured, the core piece was returned to the appropriate sample bag and the whole sample was placed in a rice sack for transport to the Inspectorate de Mexico sample preparation facility in the city of Durango. Prior to transport, each rice sack was weighed and the total weight recorded. All samples were in the possession of Orko personnel from the diamond drill rigs to the Inspectorate lab.

11.2.1.3 PAS (2008–2010)

PAS followed the same drillhole logging and sampling procedures and protocols developed by Orko, beginning with PAS drillhole BP10-458 onwards. The geologists determined the diamond core sample intervals and marked the positions of the intervals on both the core and the core box dividers. The core was then cut along the cut line marked on the core by the geologists using a water-cooled diamond bladed saw, and both halves were placed back in the

core boxes for transport to the core sampling area. Sample bags and sample tags were labelled with the consecutive sample numbers assigned to the sample intervals, with numbers reserved for insertion of QA/QC samples. The pieces of half core to be assayed were then placed in the appropriate labelled sample bags along with the corresponding sample tag, and then the bags containing the individual samples were inserted in groups of ten into labelled rice sacks along with the labelled standard and blank QA/QC samples. The rice bags filled with samples were stored on site until transported by a PAS employee to the SGS de Mexico laboratory in the city of Durango, Mexico.

11.2.1.4 Coeur (2013–2014)

The Coeur development program consisted of RC and core drilling. The RC drilling program was conducted by two drill rigs contracted from Layne de Mexico. One geologist was assigned to each active drilling shift. Geologists were provided with a package of sample tags which indicated the sample identification and the interval. Sample tags were included inside each sample bag and a permanent marker was used to note the sample identification and interval on each sample bag. A geologic description was recorded on a paper log at the drill rig, including any additional notes on the drilling or sample. This log was later transferred to an electronic format. Coeur's company protocol for quality control (Coeur 2012) was applied throughout the sample collection process. All RC samples were collected by Coeur technicians, accompanied by a project geologist. Samples were collected at 1.5 m intervals in two 5 g buckets. The entire sample was weighed, with typical weights ranging from 100-125 kg. The sample was initially split in half using a single Jones-type splitter with one half of this split bagged for analysis at the commercial laboratory. The remaining sample is split once more, retaining 1/8 of the original sample, and bagged for storage in the project warehouse.

Core was collected at the drill rig and transported to the core logging facility on a daily basis, where it was cleaned and the boxes were marked with hole number, box number, and the sample interval. Each box of core was photographed and moved to a rack for examination by a geologist. After geologic and geotechnical logging were complete, geologists then marked sample intervals on the core and on the core box dividers with a permanent marker, along with the cutting line along the longitudinal axis of the core. All sample intervals and corresponding sample numbers were recorded on the geologic log. The core was then sawn in half along the cut line by a Coeur technician using a water-cooled diamond saw. One half of the interval was placed in a plastic sample bag along with a sample tag. The remaining half was returned to the core box and placed on numbered racks in a large, secure, storage shed at the project site.

11.2.2 Sample Preparation and Analysis Procedures

11.2.2.1 Luismin (1981, 1982, 1994)

The drillhole samples collected by Luismin were transported to the company's in-house laboratory in Durango. No written records of the chain of custody, sample preparation, or sample analysis procedures are known to exist.

11.2.2.2 Orko (2003–2008, 2011, 2012)

11.2.2.2.1 Sample Preparation

Orko used two sample preparation labs located in the city of Durango – Inspectorate and SGS. During 2005 to 2007, SGS was the primary lab used and Inspectorate served as the secondary lab. From hole BP07-93, the primary and secondary lab designations were switched, and Inspectorate became the primary lab in order to improve assay turn-around times. Upon receipt at both the SGS and Inspectorate sample preparation laboratories, the samples

were placed in order according to sample number, and then crushed, and a sub-sample split was taken for pulverization. The remaining coarse rejects were returned to the project site and stored. Neither preparation lab was ISO nor IEC certified at the time the Project samples were processed.

11.2.2.2.2 Sample Analysis

The sample pulps were sent to Inspectorate's analytical laboratory in Reno, Nevada, USA, which was ISO 9001:2008 certified, and to the SGS analytical laboratory in Toronto, Canada, which was accredited by ISO/IEC 17025. Sample pulps representing check assays also were sent to these analytical facilities, as well as to ALS Chemex in North Vancouver, Canada and ALS Chemex in Reno, Nevada, USA, each of whom is independent of Coeur. At the SGS analytical laboratory in Toronto, the pulps were analyzed by several methods. Gold content was determined by fire assay at a detection limit of 5 ppb Au. Silver was analyzed by Atomic Absorption Spectrometry (AAS), at a calibrated detection limit of 0.3 g/t Ag and an upper limit threshold of 300 g/t Ag. Samples with silver values greater than 300 g/t Ag based on this analytical method were re-run by fire assay with a gravimetric finish. All samples also were subjected to strong acid digestion followed by a 40 element Inductively Coupled Plasma (ICP) analysis, including silver.

Some of the elements in the ICP package have threshold limits for ICP analysis. Examples include silver, which due to its 10 g/t upper ICP threshold does not allow the method to be used for this Project because over half of all samples exceed this value. Similarly, the base metals Pb and Zn and the element Ba have an upper threshold of > 10,000 g/t, (or 1.0%), which also precludes the use of ICP analysis for these elements. For the minerals containing any of the 40 elements that are totally digestible by strong acids, such as oxide, sulphide, and carbonate species, the ICP analysis method works well. However, for minerals containing any of these elements that are resistant to the strong acid digestion, only partial values will result.

The laboratory procedures used at the Inspectorate lab in Reno were similar to those used by SGS and described above. However, silver was an exception where, due to more precise instrument calibration, the detection limits were a lower 0.1 g/t (g/t) Ag and the upper threshold limit was 200 g/t Ag. As a result, samples having silver contents greater than 200 g/t were subsequently re-analyzed by fire assay with a gravimetric finish.

Orko completed two drillholes in 2011 and three drillholes in 2012 for a total of 500 m. Only 29.2 m of this drilling was sampled and assayed, according to the Orko database. No record of QA/QC procedures and results exists for these drill campaigns.

11.2.2.3 PAS (2008–2010)

11.2.2.3.1 Sample Preparation

Except for the pulp duplicate samples, all PAS samples were prepared and assayed by SGS in Durango, Mexico. Upon arrival at SGS, the samples were assembled in numerical order according to the sample tag numbers, individually crushed, then riffle split to provide a sub-sample for pulverizing. The pulverized, approximately 200 g sub-sample, was placed in a small, labelled paper packet. After the required assay aliquots were removed, the residual material remaining in the packet was returned to PAS for storage on site at the Project, along with the coarse reject that remained after splitting of the assay sub-sample.

Pulp duplicate samples were analyzed at Inspectorate's lab in Sparks, Nevada.

11.2.2.3.2 Sample Analysis

Sample pulps analyzed at SGS used the following procedures:

- For gold analyses at SGS, all samples were initially assayed using fire assay procedures with AAS finish. The detection limit for this procedure was 0.005 g/t and the maximum assay threshold was 10 g/t. For samples initially assaying more than 10 g/t Au, these were rerun using a fire assay with gravimetric finish procedure having a detection limit of 3 g/t Au,
- For silver analyses at SGS, all samples were initially analyzed using 3-acid digestion with an AAS finish (0.3 g/t detection limit). For samples with analyses greater than the 300 g Ag threshold limit, the samples were rerun using a fire assay with gravimetric finish procedure having a detection limit of 5 g/t Ag. In addition, 33element trace analyses using a 2-acid digestion and ICP finish having a 2 g/t detection limit and a threshold of 10 g/t for silver were completed for all samples,
- For gold analyses at Inspectorate, all samples were run by fire assay with a gravimetric finish that had a detection limit of 3 g/t Au, and
- Silver analyses for all samples run at Inspectorate were initially run using a 4-acid digestion with ICP finish (0.1 g/t Ag detection limit) that had a 200 g/t Ag upper threshold limit. For samples with analyses greater than 200 g/t, the samples were rerun using fire assay with a gravimetric finish that had a detection limit of 5 g/t and an upper threshold limit of 5,000 grams per tonne Au.

11.2.2.4 Coeur (2013–2014)

11.2.2.4.1 Sample Preparation

All Coeur samples in 2013 and 2014 were submitted to an accredited commercial laboratory. Coeur contracted ALS Laboratory (ALS) in Zacatecas, ZAC, MX to complete all sample preparation on RC cuttings and split HQ drill core. The sample is logged in the tracking system, weighed, dried, and finely crushed to better than 70% passing a 2 mm screen. A riffle split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron screen. The method is appropriate for both RC cuttings and drill core.

11.2.2.4.2 Sample Analysis

Sample pulps were created in Zacatecas and sent to ALS's analytical laboratory in Vancouver, BC, CA which is ISO 9001:2008 certified. Orko era pulps representing re-assays were sent to ALS Vancouver, as well as to SGS in Lakefield, ON, CA which is ISO 17025 certified. Both labs are independent of Coeur.

Silver Detection

At ALS, silver content was determined by Inductively Coupled Plasma-Atomic Emission Spectroscopy (ICP-AES). A 0.25 g sample is digested with perchloric, nitric, hydrofluoric, and hydrochloric acids. The residue is topped up with dilute hydrochloric acid and the resulting solution is analyzed. The lower and upper detection limits (LDL and UDL) for this method are 0.5 ppm and 100 ppm, respectively. At 100 ppm the sample triggers an additional 4-Acid Digestion ICP-AES analysis that is optimized for accuracy and precision at high metal concentrations. This method utilizes the same acids as the prior method, but includes additional stages of heating and drying, along with the addition of de-ionized water to aid in further digestion. The LDL and UDL for this method are 1 ppm and 1500 ppm, respectively.

At SGS, silver content was determined by Inductively Coupled Plasma-Atomic Absorption Finish. This is a 4-Acid digestion. A 2 g sample is digested with perchloric, nitric, hydrofluoric, and hydrochloric acids. The LDL and UDL are 0.3 g/t and 300 g/t respectively.

Gold Detection

Gold content was determined by ICP-AES, following an initial Fire Assay Fusion of a precious metal bead. The sample bead is digested in 0.5 ml dilute nitric acid in the microwave oven. 0.5 ml of concentrated hydrochloric acid is then added for further digestion. The LDL and UDL of this method are 0.001 ppm and 10 ppm, respectively. At 10 ppm the sample triggers an additional Gravimetric analysis. This includes the creation of a lead button containing the 30 g sample, which is then cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid and weighed as gold. The LDL and UDL for this method are 0.05 ppm and 1000 ppm, respectively.

At SGS, gold content was determined by exploration grade fire assay. This is a 30 g fire assay with an ICP finish. The LDL and UDL are 1 ppb and 10000 ppb, respectively.

Multi-Element Detection

At ALS, an additional suite of 40 elements were also analyzed by ICP for all new samples created in 2013 and 2014. The drilling also encountered base metal values of zinc and lead which triggered the multi-element over limit method. Table 11-2 lists the elements and associated units, and detection limits.

Table 11-2 Multi-element ICP Package Analyzed by Coeur (Coeur 2014)

Element	Symbol	Units	Lower Limit	Upper Limit
Aluminum	Al	%	0.01	50
Arsenic	As	ppm	5	10,000
Barium	Ba	ppm	10	10,000
Beryllium	Be	ppm	0.5	1,000
Bismuth	Bi	ppm	2	10,000
Calcium	Ca	%	0.01	50
Cadmium	Cd	ppm	0.5	500
Cobalt	Co	ppm	1	10,000
Chromium	Cr	ppm	1	10,000
Copper	Cu	ppm	1	10,000
Iron	Fe	%	0.01	50
Gallium	Ga	ppm	10	10,000
Potassium	K	%	0.01	10
Lanthanum	La	ppm	10	10,000
Magnesium	Mg	%	0.01	50
Manganese	Mn	ppm	5	100,000
Molybdenum	Mo	ppm	1	10,000
Sodium	Na	%	0.01	10
Nickel	Ni	ppm	1	10,000
Phosphorus	P	ppm	10	10,000
Lead	Pb	ppm	2	10,000

Element	Symbol	Units	Lower Limit	Upper Limit
Sulphur	S	%	0.01	10
Antimony	Sb	ppm	5	10,000
Scandium	Sc	ppm	1	10,000
Strontium	Sr	ppm	1	10,000
Thorium	THz	ppm	20	10,000
Titanium	Ti	%	0.01	10
Thallium	Tl	ppm	10	10,000
Uranium	U	ppm	10	10,000
Vanadium	V	ppm	1	10,000
Tungsten	W	ppm	10	10,000
Zinc	Zn	ppm	2	10,000

11.2.3 Sample Security

RC samples were collected and bagged at the drill rig by Coeur technicians, supervised by a project geologist. The bags are labelled with a unique sample ID and the interval meterage. Core samples were bagged by Coeur technicians at the project logging and storage facility. Samples were delivered daily by Coeur technicians and a project geologist to ALS in Zacatecas, ZAC, MX. Sample prep was completed Zacatecas and pulps samples were shipped to ALS Vancouver, BC, CA for analytical test work.

Chain of custody for delivery is established by transmittal sheets and sample receipt documents from the lab. Final chain of custody is ensured through electronic delivery of work orders and PDF assay certificates. Hard copies of assay certificates and the geologic logs were stored at the Coeur project office in Durango, MX. The geologic logs include the sample sequence list, including inserted QA/QC. Electronic copiers of all data were stored by Coeur on a corporate server in Chicago. Ultimately all data are stored in an acQuire database located on an independent, backed-up server.

Coarse reject and sample pulps were returned to the site by laboratory staff and stored onsite in multiple secure storage facilities (the current core storage and logging facility).

11.2.4 Analytical Results

11.2.4.1 Assay Methods

Table 11-3 contains a listing of the assay methods and associated metadata used by Coeur. The sample preparation, security and analytical procedures are adequate and within industry accepted norms.

Based on a review of the database and procedures, a visit to the core storage and logging facilities, the QP is satisfied that the documented sample preparation, security, and analytical procedures are adequate and within industry accepted norms and suitable to support a mineral resource estimate.

Table 11-3 Assay Methods

Analytical Laboratory	Element	Analytical Method	Units	Lower Limit	Upper Limit
ALS	Ag	ME-ICP41	ppm	0.2	100
ALS	Ag	ME-ICP61	ppm	0.5	100
ALS	Ag	ME-OG46	ppm	1	1,500
ALS	Ag	ME-OG62	ppm	1	1,500
ALS	Ag	GRA21	ppm	5	10,000
SGS	Ag	GE-AAS42E	g/t	0.3	300
ALS	Au	ICP21	ppm	0.001	10
ALS	Au	GRA21	ppm	0.005	1,000
SGS	Au	GE-FAI313	ppb	1	10,000

11.2.4.2 Data Delivery and Storage

Following the completion of analyses at the commercial laboratory, electronic results are delivered via email to a distribution list of Coeur recipients, approved by the project manager. ALS also provides secure online access to review the status of work orders and offers the ability to download data files and certificates.

Data are loaded into the acQuire database by a database manager or geologist with sufficient acQuire permissions. AcQuire is designed to securely store all original data. Acquire uses calculated and derived fields to produce data in a consistent format that can be uploaded into a 3D modelling package which allows for a further visual review of the data.

11.2.5 Quality Assurance and Quality Control, Check Samples and Check Assays

11.2.5.1 Luismin QA/QC (1981, 1982, 1994)

There are no records of any QA/QC programs or protocols prior to 2003.

11.2.5.2 Orko QA/QC (2003–2008, 2011, 2012)

11.2.5.2.1 Orko QA/QC Procedures

Orko maintained a QA/QC program during its tenure that consisted primarily of inserting standards and blanks into the sample sequence. Although no duplicates were included in the regularly submitted sample batches, duplicates (check samples) were submitted to a secondary laboratory in separate batches to check for systematic bias by the primary assay laboratory.

According to earlier Technical Reports (MDA 2009, Snowden 2011a, MP 2012), alternating standards and blanks were inserted every tenth sample in the sample sequence, equivalent to a 5% insertion rate for each sample type. MP noted that based on the 88,235 core samples submitted by Orko to the primary laboratories, a 5% insertion rate is roughly equivalent to 4,400 blanks and an equal number of standards. However, MP stated that in the QA/QC files in the database provided for its Mineral Resource estimate, there were data for a slightly smaller number of standards (3,994 standards, 4.3% of the total samples), but a significantly lesser number of blanks (1,127 blanks,

or 1.3% of the total samples) and 1,103 duplicates. Similar quantities of Orko QA/QC data were reported by Mine Development Associates (MDA) and Snowden. The data verification process performed by the QPs responsible for this Report also detected a shortfall in the amount of expected QA/QC data, which is discussed in the following Section **Error! Reference source not found.** of this Technical Report.

MP and Snowden stated in their Technical Reports that Orko's blank samples consisted of a combination of basalt core drilled during its exploration program and material collected from basalt boulders found in the La Preciosa area. The basalt blanks reportedly used were designated as Orko-2, Orko-4, Orko-5, Orko-7, and Orko-9. MDA noted in its Technical Report that SGS provided certificates for the basalt blanks based on approximately 150 analyses by aqua regia digestion and ICP-AES finish, but that no round-robin multi-laboratory analyses were done to substantiate the SGS values for the blanks.

Early on in Orko's exploration program, two commercial standards were used in a small number of sample batches, one of which was certified for gold and silver, and the other for gold only. The accepted values for these standards are unknown. For most of Orko's tenure, custom standards were used that were prepared from a stockpile of mineralized material situated near the Luismin portal. An unspecified amount of this material was sent to SGS's metallurgical division for certification prior to preparation of the standards. MDA reported that this certification was based on approximately 150 analyses. As with the SGS-certified basalt blanks, MDA noted that values established for the standards were not supported by round-robin testing at multiple labs. Over the course of Orko's exploration activities, four such custom standards were compiled, numbered as follows with accepted values in parenthesis: Orko-1 (0.210 g/t Au, 293.40 g/t Ag), Orko-3 (0.068 g/t Au, 112.00 g/t Ag), Orko-6 (0.072 g/t Au, 146.10 g/t Ag), and Orko-8 (0.134 g/t Au, 237.90 g/t Ag). In addition to these standards, in accordance with recommendations by MDA, a fifth standard was compiled that was subjected to round-robin multi-lab analyses. This standard, Orko-10, did not have a final certified value at the time MDA issued its Technical Report (results from one of the five round-robin labs had not been received). This standard subsequently saw limited use by PAS and is discussed in Section 11.2.5.3.1 of this Technical Report.

11.2.5.2.2 Orko QA/QC Results

The results of Orko's QA/QC results are not easily interpreted. The standards were problematic because they were not certified, and record keeping was reported to have been inadequate such that the identity of the standards in the sample batches and assay certificates was not always certain (MDA 2009). The standard deviation (SD) of some of the standards was unusually high, particularly silver for Orko-1 and gold for all standards. The relative closeness of the accepted silver values for the high grade standards (Orko-1: 293.40 g/t Ag, and (Orko-8: 237.90 g/t Ag) and the moderate grade standards (Orko-3: 112.00 g/t Ag and Orko-6: 146.10 g/t Ag) result in overlapping of the two-SD ranges for the standard pairs, making it unclear whether some observed "failures" falling outside of these ranges were due to inconsistencies in the standards themselves, mislabeling of the standards during sample submission (as noted by MDA), or actual errors in the assay analyses. Snowden's graphical plots of the standard results suggest that there may have been some switching of standard labels for standards Orko–3 and Orko-8.

MDA (whose personnel were the only independent QPs involved one-on-one with Orko personnel during exploration drilling) reported that although Orko had examined the standard sample assay results on a batch-by-batch basis, these results were not systematically charted over time, and as a consequence, analytical failures were not investigated in a timely manner. This was compounded by the uncertainty as to the identities of some standards (as described above), which made the identification of actual failures more difficult. As a result, trends in the results of standards during drilling were not identified. Also, in some cases the standards were analyzed by an analytical method that differed from the method used to analyze certain drill core samples in a batch. This occurred at the Inspectorate lab, where all initial silver assays that fell below 200 g/t Ag were analyzed using an ICP method (which occurred for two out of the four standards), whereas those samples with initial ICP assays greater than 200 g/t Ag

were analyzed by fire assay with gravimetric finish. However, after reviewing the results of the Orko standards analyses, MDA concluded that the data neither revealed any systematic analytical biases, nor did it provide assurance that no such problems existed.

Four percent of the samples representing the Orko-2 blank and 10% of the basalt drill core samples exceeded the allowable value for silver, while the basalt drill core samples experienced no failures for gold. However, due to the lack of true round-robin certification of the blanks, in Snowden's opinion the blank samples could not be considered to be void of mineralization, making it impossible to determine whether blank sample failures were a result of contamination or background silver grade. Thus, Snowden judged the blanks to be unreliable for determining whether contamination was an issue in the sample preparation and analytical laboratories. However, Snowden did recognize an important point – if the blank failures were totally due to contamination, their magnitude did not indicate "significant concern with sample contamination".

A discussion of Orko's QA/QC duplicate samples can be found in Section **Error! Reference source not found.** of this Technical Report.

Orko completed two drillholes in 2011 and three drillholes in 2012 for a total of 500 m. Only 29.2 m of this drilling was sampled and assayed, according to the Orko database. Therefore, no record of QA/QC procedures and results exists for these drill campaigns.

11.2.5.3 PAS QA/QC (2008–2010)

The descriptions and discussions of results presented in this section rely on those provided by Snowden in its 2011 Technical Report prepared for Orko and PAS (Snowden 2011a).

11.2.5.3.1 PAS QA/QC Procedures

Relative to the Orko QA/QC program, the PAS QA/QC procedures provided for a much more systematic insertion of blanks, standards, and pulp duplicates into the batches of drill core samples. PAS batches consisted of 50 samples submitted to SGS, within which sample numbers ending with 10 or 60 were silver standards, sample numbers ending in 30 or 80 were gold standards, and sample numbers ending in 20, 40, 70, or 90 were blanks. Duplicate samples were collected by the laboratory by taking a pulp duplicate split of every sample represented by sample numbers in the sequence ending with 49 or 99, and these pulp duplicates were subsequently assigned the next sample numbers (ending in 50 and 00, respectively), which had been reserved in the sample numbering sequence by the geologists. These duplicates were subsequently submitted in separate batches of pulps to an umpire (secondary) laboratory.

The blank samples used by PAS consisted of half-core basalt. A total of 652 blank samples were inserted as described in the previous paragraph, resulting in a 4% insertion rate. A total of 662 standards were inserted as described, resulting in a similar 4% insertion rate. PAS used three different standards summarized as follows, with expected values shown in parenthesis - Orko-10 (145.47 g/t Ag, 0.057 g/t Au), GBM908-13 (151.4 g/t Ag), and G308-7 (0.27 g/t Au). Standards GBM908-13 and G308-7 were commercial standards purchased from Geostats Pty. Ltd. Standard GBM908-13 was a base metal standard that was also certified for silver and sulphur, while standard G308-7 was certified for gold only. Standard Orko-10 was the custom standard described earlier in this Report. Snowden confirmed that Standard Orko-10 was prepared by SGS in Durango from material obtained from stockpiles at the Project site and noted that although this standard was round-robin tested in five independent laboratories from which expected values for gold and silver were derived, it was never officially certified. A total of only 21 samples from this standard were inserted in sample batches, all of which were from drillholes BP09-355 to BP09-364. PAS commissioned SGS Peru to evaluate the Orko-10 standard material, and SGS Peru concluded that

this standard had unacceptably high variances, probably due to the presence of native silver in the sample. As a result, PAS discontinued its use of standard Orko-10 beginning with hole BP09-365 and thereafter.

Snowden reported that PAS geologists regularly monitored the performance of standard and blank assays received from SGS by plotting values as line graphs in Excel as soon as each batch of assays was reported by the laboratory. Whenever any of the standard results exceeded three SDs from the expected value, the entire batch of assays was re-submitted for analysis.

11.2.5.3.2 PAS QA/QC Results

Snowden reported failures for only two gold standards and five silver standards which represent failure rates of 0.3% for gold, and 0.8% for silver. These results indicate that laboratory contamination was not a material concern for the samples from the PAS drilling campaigns.

The results for both silver and gold from certified commercial standards GBM908-13 and G308-7 displayed a bias on the high side of the expected values. Although the results for GBM908-13 fell within acceptable limits, a consistent high bias relative to the expected mean was present. Results for standard G308-7 displayed a very slight bias towards the under-reporting of the gold grades. However, all results were within two SDs of the certified expected values, indicating acceptable levels of laboratory accuracy.

11.2.5.4 Coeur QA/QC Program (2013–2014)

Coeur maintained a QA/QC program that was structured on guidelines set forth in the written company QA/QC policy. QA/QC consisted of routine insertion of standards, blanks, and duplicates into the primary sample stream for both RC and core samples. Umpire check assays have been commissioned in 2014. Table 11-4 defines the suggested Test % for QA/QC sample insertion based upon the total count of primary samples.

Table 11-4 Coeur Development Program QA/QC Recommendations

	Primary Lab Control					External Control Samples				
Sample Type	**Duplicates**			**Standards**	**Blanks**	**Pulps**	**Rejects**	**Standards**	**Blanks**	**Duplicates**
Duplicate Type	**Sample**	**Prep**	**Analytical**							
Suggested Test %	2.5%	2.5%	2.5%	5.0%	5.0%	10.0%	1.0%	1.0%	1.0%	0.5%

11.2.5.4.1 Certified Standards and Blanks

The 2013 and 2014 assay campaigns utilized five certified commercial standards, and one round robin tested standard. The campaigns used one certified blank and one round robin tested blank. The certified standards were purchased from CDN Resource Laboratories Ltd., in Langley, B.C., Canada and SGS de Mexico, in Durango, Mexico. The blank was purchased from Rocklabs, in Auckland, New Zealand. Table 11-5 lists the standards and blank and their certified silver and gold values.

Table 11-5 Coeur Certified Standards and Blanks

Standard ID	Certifying Lab	Element	Standard Value (ppm)	1 SD (ppm)
CDN-ME-1101	CDN	Ag	68	2.3
CDN-ME-1101	CDN	Au	0.564	0.28
CDN-ME-1205	CDN	Ag	25.6	1.2
CDN-ME-1205	CDN	Au	2.20	0.14
CDN-ME-1303	CDN	Ag	152	10
CDN-ME-1303	CDN	Au	0.924	0.1
CDN-ME-1304	CDN	Ag	34.0	1.6
CDN-ME-1304	CDN	Au	1.8	0.06
HGRS-02	SGS	Ag	98.7	4.0
HGRS-02	SGS	Au	0.01	0.003
ORKO-10	SGS (round robin)	Ag	145.466	4.227
ORKO-10	SGS (round robin)	Au	0.057	0.005
AuBlank58	Rocklabs	Ag	< 0.002	N/A
AuBlank58	Rocklabs	Au	N/A	N/A
BLANK-5	Acme, ALS, SGS (round robin)	Ag	< 5	N/A
BLANK-5	Acme, ALS, SGS (round robin)	Au	< 0.004	N/A

QA/QC comparison analyses are completed in the acQuire database using separate tools for blanks, standards, and duplicates. Performance of the standards was tracked over time and against lower and upper cut-off limits. Run plots were generated, with multiple user-controlled options. Plots generated for this Technical Report include the assay value plotted against the certificate number, which depicts the standard's performance over time. The plots also contain error lines indicating the acceptable minimum and maximum values for the given standard and assay method. Coeur policy recognizes QA/QC failures as ± 3 SDs for standards and ± 5 times the lower detection of the assay method for blanks.

When a blank or standard fails QA/QC it is moved to a "rejected" status in acQuire, along with all primary, duplicate, and lab QA/QC samples above and below the failure, and up to the next or previous passing blank or standard. This partial batch of samples must be re-run at the original laboratory, and with the same analysis method as the failed method. In the case of the Project, the QA/QC focuses on silver and gold, although the primary analysis includes multi-element ICP. Coeur does not re-run the multi-element ICP on failed sample batches. If the blank or

standard fails a second re-assay the entire batch must be analyzed a third time at a second commercial laboratory, using an analysis method similar to that of the original test work.

11.2.5.4.2 Coeur QA/QC Results

Blanks and Standards

In 2013-2014, Coeur submitted 21,991 primary samples for assay at two commercial laboratories. 1,018 blanks and 1,369 standards where inserted into the sample streams, representing insertion rates of 4.63% and 6.23%, respectively. The combined insertion rates exceed the total of 10% standards and blanks suggested by Coeur protocol and included in Table 11-4. All standards and blanks were analyzed at ALS in Vancouver, BC, CA and/or SGS in Lakefield, ON, CA. Table 11-6 is an actual example of a QA/QC report exported directly from the acQuire database. The report tables the statistical performance of all standards and blanks, defined the assaying laboratory and by the analytical method utilized. The column # Outside Limit is the count of failed standard or blanks.

Table 11-6 acQuire Standards QA/QC Report, ALS

Assay Field	Std ID	# of Analyses	# Outside Limit	% Outside Limit	Mean	Median	Min	Max	Standard Deviation	% Rel Std Dev	Standard Error	% Rel Std Err	Total Bias
Ag_Ag_GRA21_ppm	ORKO-10	6	0	0	134.33	136	120	141	6.97	5.19	2.84	2.12	0
Ag_Ag_OG46_ppm	ORKO-10	6	0	0	137	135.5	120	161	12.18	8.89	4.97	3.63	0
Ag_Ag_OG62_ppm	ORKO-10	137	38	27.74	145.75	143	124	185	11.47	7.87	0.98	0.67	0
Ag_Ag_OG62_ppm	HGRS-02	238	1	0.42	101.95	102	96	141	3.53	3.46	0.23	0.22	0.03
Ag_ME_ICP61_ppm	HGRS-02	282	13	4.61	95.13	97.55	36.1	100	10.69	11.24	0.64	0.67	-0.04
Ag_ME_ICP61_ppm	CDN-ME-1101	285	0	0	68.74	68.9	59.5	78.7	2.75	4	0.16	0.24	0.01
Ag_ME_ICP61_ppm	CDN-ME-1205	172	0	0	26.39	26.3	23.8	29.8	1.15	4.36	0.09	0.33	0.03
Ag_ME_ICP61_ppm	CDN-ME-1304	225	3	1.33	34.98	34.8	20.8	65.1	3.04	8.7	0.2	0.58	0.03
Au_Au_GRA21_ppm	CDN-ME-1205	157	0	0	2.31	2.3	1.91	2.88	0.18	7.82	0.01	0.62	0.05
Au_Au_GRA21_ppm	CDN-ME-1304	2	2	100	2.5	2.5	2.24	2.75	0.26	10.22	0.18	7.23	0.39
Au_Au_ICP21_ppm	ORKO-10	143	0	0	0.06	0.06	0.05	0.07	0	5.16	0	0.43	0.02
Au_Au_ICP21_ppm	HGRS-02	508	18	3.54	0.01	0	0	1.81	0.08	822.12	0	36.48	-0.01
Au_Au_ICP21_ppm	CDN-ME-1101	285	0	0	0.58	0.58	0.49	0.68	0.03	5.77	0	0.34	0.03
Au_Au_ICP21_ppm	CDN-ME-1205	172	0	0	2.22	2.21	1.84	2.63	0.17	7.48	0.01	0.57	0.01
Au_Au_ICP21_ppm	CDN-ME-1304	225	3	1.33	1.78	1.81	0.01	2.1	0.21	11.75	0.01	0.78	-0.01

The manual insertion of standards and blanks includes an inherent risk for mislabeled or incorrectly inserted samples. Original standards and blanks failed QA/QC and the sample batches were re-assayed. Further review was conducted on the failed standards and blanks by Coeur and Acme Laboratories. The result of the review identified 189 standards and seven blanks that were likely assigned an incorrect standard ID or blank ID. These samples were reclassified based on the original assay results which produced silver and gold values that were associated with another active project standard or blank. The result of the reclassification was the approval of the Round 1 QA/QC for these samples.

Further review of the results of standard Orko-10 indicated a resulting bias to the overall QA/QC performance. The PEA indicated that the use of Orko-10 had been discontinued by PAS after a re-evaluation of the standard resulted in unacceptably high variances (M3 2013). The Orko-10 standard was inserted 143 times into the 2013-2014

campaign. The decision to use the standard was the result of recent performance indicating low SDs, based on 161 sample results; and its immediate availability to the Project. The standard failed 38 silver analyses, a 26.6% failure rate. The run plots in Figure 11-23 illustrates that the standard performed consistently when analyzed by Ag_OG62_ppm, by failing both above and below the standard limits, with locally larger magnitude failures above the maximum acceptable limit. In order to quantify these findings, Table 11-7 and Table 11-8 contain values in parentheses that indicate QA/QC results which exclude the entire Orko-10 sample set. Coeur has moved to discontinue the used of standard Orko-10, and dispose of any remaining sample material.


ALS Vancouver: ORKO-10 by Ag_OG62_ppm
Ag Grade (g/t)
190
180
170
160
150
140
130
120
ACCEPTABLEMAX
ORKO-10
ACCEPTABLEMIN
ACCEPTABLE MIN: 132.785
ACCEPTABLE MAX: 158.147
ZA13216133
ZA13216134
ZA13220932
ZA13220932
ZA13220934
ZA13222327
ZA13222327
ZA13222328
ZA13222328
ZA14014164
ZA14014166
ZA14014167
ZA14026638
ZA14031104
ZA14046990
ZA14053838
ZA14053850
ZA14060351
ZA14060354
ZA14061048
LABJOBNO over time

Figure 11-25 Orko-10 Silver Standard. Medium Population, with Multiple Failures Outside the Acceptable Minimum and Maximum

Table 11-7 contains a Round 1 summary of Coeur QA/QC results for company inserted standards and blanks. Round 1 results are those submitted with the original sample batches for the 2013-2014 campaign. The Total Failure is the combined failure rate of standards and blanks with respect to the total submitted primary samples for the assay campaign. The values in parentheses in Table 11-7 indicate the resulting standard and failure count after all ORKO-10 standards are removed from the Round 1 QA/QC statistics. The resulting recalculated failure rate is in parentheses. The Round 1 sample statistics indicate a low (<2%) failure rate for the Coeur campaign after removal of the ORKO-10 subset.

Table 11-7 Summary of Round 1 QA/QC Results

Group	Count/Rate
Primary Samples	21,991
Blanks	1,018
Blank Failures	16
Standards	1,369 (1,226)
Standard Failures	60 (22)
Failure Rate	3.27% (1.78%)

The run plot examples in this Technical Report (Figure 11-26 through Figure 11-29) illustrate various graphical representations of the performance of actual blanks and standards. The run plot demonstrates assay value on the y-axis, plotted against the LABJOBNO on the x-axis. The LABJOBNO on the x-axis is also a depiction of the standard performance over time.


SGS Lakefield: Au-Blank-58 by Ag_GE_AAS42E_g/t
Ag Grade (g/t)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Au-Blank-58
ACCEPTABLE MIN: 0.15
ACCEPTABLE MAX: 1.5
LK1400259
LK1400260
LK1400261
LK1400262
LK1400263
LK1400264
LK1400265
LK1400266
LK1400267
LK1400268
LK1400269
LK1400270
LK1400271
LK1400272
LK1400273
LK1400293
LK1400294
LK1400295
LABJOBNO over time

Figure 11-26 Silver Blanks. Small Population, Zero Failures. Baseline or ACCEPTABLEMIN is ½ the LOWERDETECTION of the Assay Method


ALS Vancouver: Au-Blank-58 byAg_ME_ICP_61_ppm
Ag Grade (g/t)
LABJOBNO over time
Au-Blank-58
ACCEPTABLE MIN: 0.25
ACCEPTABLE MAX: 2.5

Figure 11-27 Silver Blanks. Large Population with Multiple Failures of Large Magnitude. Baseline, or ACCEPTABLEMIN is ½ the LOWERDETECTION of the Assay Method


ALS Vancouver: CDN-ME-1101 by Ag_ME_ICP61_ppm
Ag Grade (g/t)
LABJOBNO over time
ACCEPTABLEMAX
CDN-ME-1101
ACCEPTABLEMIN
ACCEPTABLE MIN: 54.4
ACCEPTABLE MAX: 82

Figure 11-28 Silver Standard. Large Population with Zero Failures. Results Trend Along the True Standard Value


ALS Vancouver: HGRS-02 by Ag_ME_ICP61_ppm
Ag Grade (g/t)
120
110
100
90
80
70
60
50
40
30
ZA14031104
ZA14053143
ZA14053852
ZA14053673
ZA14053144
ZA14053671
ZA14052429
ZA14053839
ZA14053672
ZA14053672
ZA14055708
ZA14054527
ZA14055708
ZA14055708
ZA14053146
ZA14052160
ZA14055705
ZA14055708
ZA14054526
ZA14055706
ZA14052161
ZA14055707
ZA14054529
ZA14061047
ZA14083047
LABJOBNO over time
ACCEPTABLEMAX
HGRS-02
ACCEPTABLEMIN
ACCEPTABLE MIN: 86.7
ACCEPTABLE MAX: 110.7

Figure 11-29 Silver Standard. Large Population with Multiple Failures of Large Magnitude Below the ACCEPTABLEMIN

A percentage of failures of Round 1 QA/QC were subjected to reassay at the same laboratory using the same assay method as the original sample. Table 11-8 summarizes the result and status of standards and blanks that have received a Round 2 analysis. Samples pending results of a Round 2 analysis are also tabled. At the time of this Technical Report, 11 blanks and 30 standards are pending results of the Round 2 analyses. As in Table 11-7, values in parentheses represent sample counts that exclude Orko-10 standards. All samples that failed Round 2 QA/QC, and their associated sample batches, will be analyzed at a second commercial laboratory with an analysis method equivalent to that used by ALS.

Table 11-8 Summary of Round 2 QA/QC Results

		Development Drilling
Blanks	Reassayed Round 2	6
	Passed Round 2	0
	Failed Round 2	5
	Pending Round 2 Results	11
Standards	Reassayed Round 2	30 (15)
	Passed Round 2	16 (3)
	Failed Round 2	14 (2)
	Pending Round 2 Results	28 (5)
	Total Percent Passing Round 2	**44% (14%)**

All QA/QC samples that have not successfully passed Coeur's QA/QC procedures remain in a "rejected" status in the acQuire database. Additionally, all primary samples associated with these failed control samples remain in a "rejected" status and are unavailable for use in the resource evaluation. When a control sample passes QA/QC, the

new primary assay value of the associated primary samples will be moved to an "accepted" status in the acQuire database.

Duplicates

In 2013-2014 Coeur submitted 15,107 new primary samples to ALS. These samples are subjected to the company duplicate QA/QC protocol, included in Table 11-4. The protocol suggests an equal distribution of duplicate samples at various check stages. These include the sample (S), prep (C), and analytical (P) stages. Coeur submitted 1,347 duplicates resulting in an insertion rate of 8.92% which exceeded the total suggested insertion rate of 7.5%. Check stage totals and resulting failures are included in Table 11-9. The Threshold is a dynamic value that eliminates sample pairs from the population based on their assay value's proximity to the lower detection level of the method used. For this exercise, the Threshold is equal to 10 times the lower detection of the method. Any primary sample with an assay value less than this is considered below the Threshold and is removed from the analysis. Failed duplicates will be reassayed in 2014 with the primary sample and all associated duplicates per Coeur QA/QC protocol.

Table 11-9 Duplicate Sample Summary

Check Stage	Sample Type	Count	Count Above Threshold	% Acceptable Difference	Failed Duplicates	% Failure
Sample	(S) Sample	661	236	N/A	N/A	N/A
Prep	(C) Crush	343	173	25%	14	8.1%
Analytical	(P) Pulp	343	172	20%	18	10.5%
Eligible Primary Samples		**Duplicate Samples**			**Insertion Rate**	
15,107		1,347			8.92%	

Figure 11-30 is a scatter plot of the primary sample grade on the x-axis and the duplicate sample grade on the y-axis. The plot is segregated by check stage. The plot illustrates R2 values for each check stage that indicate moderate correlation between the sample duplicates (S) and excellent correlation between the analytical duplicates (P).


Duplicate Silver Grade, ppm
Primary Sample Grade, ppm
0
50
100
150
200
250
300
350
400
450
500
0
100
200
300
400
500
S Duplicates Silver
R² = 0.8256
C Duplicates Silver
R² = 0.9793
P Duplicates Silver
R² = 0.9812
One to One
Linear (One to One)

Figure 11-30 Scatter Plot of Primary vs. Duplicate Values by Check Stage

Umpire Assays

Umpire assays for the 2013-2014 sample campaigns are currently in progress. Per Coeur policy, a random selection of pulps chosen throughout the range of grades was selected from each assay certificate from the primary lab and sent to another laboratory for check analysis, using the same analytical digestion method and instrumental finish.

11.2.5.5 Opinions and Recommendations of the Qualified Person

Based on a review of the core shack and sampling facilities and periodic reviews of the Avino and La Preciosa area databases and procedures, the QP is satisfied that the QA/QC, check samples, and check assays are adequate and within industry accepted norms and suitable to support a Mineral Resource estimate.

12.0 DATA VERIFICATION

According to NI 43-101 standards for mineral project disclosure, "data verification" means the process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used. Data verification carried out by the current QPs and applied to the Property is summarized in Table 12-1. More detailed descriptions of processes and results are also provided in this Technical Report section.

Table 12-1 QPs Opinion on Data Verification

Item	Data Type	Source	Verification Method	QP	Remarks
Topography Data	Digital contours	AVINO & QP	Quantitative 3D comparison with public domain SRTM data	MO'B	No material discrepancies
Underground excavations	Wireframe files	AVINO & QP	Sectional checks with drill trace data 3D comparison using field GPS spot checks of adit entrances	MO'B	Reviewed and modified by QP to close open shapes, no material discrepancies
Drill Collar Positions	Digital point data	AVINO	Quantitative 3D comparison with topography and field GPS spot checks	MO'B	No material discrepancies
Drill downhole surveys	Digital point data	AVINO	3D model sectional reviews to detect extreme deviations of desurveyed hole traces	MO'B	No material discrepancies
Grade data	Digital Database	AVINO	5% random check against laboratory assay certificates, 3D review of sample grades and positions	MO'B	No material discrepancies, direct digital uploads since 2019 have reduced transcription risk
Lithology logs	Digital database	AVINO	random comparisons with paper logs and vein cores during site visits	MO'B	No material discrepancies
Geology Model	Wireframe files	AVINO	wireframes backtagged to litho codes in drill database and sectional reviews and physically examined underground exposures of veins	MO'B	Modified by QP to close open shapes and invert negative volumes, no material discrepancies
Metallurgy & Process	Test results & operation data	AVINO & Test Reports	QP reviewed operation and laboratory data	JH	Data present in the report are the summary of the test results and operation data. Tailings reprocessing design was based on the test results
Capital and Operating Costs	Operation data	AVINO	QPs reviewed operation data	JH	Operation data reviewed is summarized in the report.
Infrastructure	Operation data	AVINO & Site Visit	QP visited the Avino site, examined underground exposures and reviewed operation data	HG	QP visited the Avino site and verified the infrastructure.
Mining	Operation data	AVINO	QP reviewed operation data	KT	QP reviewed the operation data
Environmental	Report	AVINO	QP reviewed information provided by AVINO.	HG	QP reviewed environmental information and summary list of operational permits.

Item	Data Type	Source	Verification Method	QP	Remarks
Market Studies	Report	AVINO	QP reviewed information provided by AVINO.	JH	QP reviewed information provided by AVINO and summary provided in the report

Based on the verification activities summarized in Table 12-1 under the Mining item, the Qualified Persons consider the mining-related information reviewed to be suitable for use in the MRE and supporting mine planning sections of this Technical Report. The verification included review of the block model as used for mine planning, mine survey and 3D spatial information, underground development and excavation data, stope and development design inputs, operating records, mining cost assumptions, and a site visit conducted in October 2025 to observe underground mining activities and confirm general consistency with the information used in the mine plan.

No material discrepancies were identified that would materially affect the MRE or the mine plan presented in this Technical Report. Information provided by AVINO and derived from operating records was reviewed for reasonableness, internal consistency, and consistency with current underground mining practices at the operation.

The QPs consider the mining-related data, assumptions, and parameters sufficiently reliable for the level of reporting. Continued reconciliation of planned versus actual tonnes, grades, dilution, development advance, and mining costs is recommended to support future Mineral Reserve updates and ongoing mine planning.

12.1 Avino Mine Area

During several site visits between 2012 and February 2020, the QP verified several drill hole logs against the physical cores for ET06_02, ET07_01, ET07_03, SG15_03, and SG15_02. No significant discrepancies were found.

During a site visit in October 2025, the QP verified several drill hole logs against the physical cores for ET25_03, BP07_115 and BP05_02. No significant discrepancies were found.

Collars for exploration drillholes are marked by concrete monuments, and the collars have been surveyed. Subsequent collars have been similarly marked and were observed during a site visit in June 2016.

A check of collar coordinates at the La Preciosa area with a handheld global positioning system during a site visit in 2020 Confirmed the positions of drill collars previously reported by Coeur.

The QP opinion on the reliability of the Avino drillhole data is discussed in Section 12.1.3.3, and detailed recommendations are provided in Section 26.1.

12.1.1 Collar and Assay Data

In early 2020, Ausenco (under supervision of the QP) validated the drillhole database for the Avino Mine area, and it was consolidated into a consistent and comprehensive Microsoft Access database that is maintained by mine personnel with offsite backup in the AVINO office in Durango and on the Cloud using Egnyte. The QP subsequently reviewed the data in December 2022. Table 12-2 summarizes the database validation results.

The Avino Vein lithology data for 13 historic drillholes at the Avino ET Mine and all channel samples are very sparse owing to the age of the records. The upper part of the deposit model has consequently been modelled using assay data and development mapping information. As the deficient lithology information pertains mainly to parts of the

deposit that have been mined out, the QP considers the database to be adequate to support Mineral Resource estimation.

Table 12-2 Number of Records and Discrepancies for the Avino (ET and San Gonzalo) Drillhole and Channel Sampling Data

Deposit	Number of Records	Discrepancies	Discrepancy Rate (%)
Avino Vein			
Survey Data	11,415	-	-
No Surveys for Collar	-	0	-
Duplicate Collar and Surveys	-	0	-
Duplicate Survey Depths	-	0	-
Assays	42,564		0
No Sample for Collars		0	
Overlapping Segments	-	0	-
Collar Max Depth Exceeded	-	0	-
Lithology	4,074	-	-
From to Depth Overlap	-	26	0.6
No Samples for Collar	13	13 historic holes	-
Collar Max Depth Exceeded	-	0	-
San Gonzalo Vein			
Survey Data	3,636	-	0
No Survey for Collar	-	0	-
Duplicate Collar and Surveys	-	0	-
Duplicate Survey Depths	-	0	-
Incomplete Survey Data	-	0	-
Assays	17,514		0
No Samples for Collars	-	0	-
Overlapping Segments	-	1	-
Collar Max Depth Exceeded	-	2	-
Lithology	140 holes	-	0
From to Depth Overlap	-	0	-
No Samples for Collar	-	0	-
Collar Max Depth Exceeded	-	0	-
Guadalupe Vein			
Survey Data	3,636	-	0
No Survey for Collar	-	0	-
Duplicate Collar and Surveys	-	0	-
Duplicate Survey Depths	-	0	-

Deposit	Number of Records	Discrepancies	Discrepancy Rate (%)
Incomplete Survey Data	-	0	-
Assays	17,514	-	0
No Samples for Collars	-	0	-
Overlapping Segments	-	3	-
Collar Max Depth Exceeded	-	0	-
Lithology	140 holes	-	0
From to Depth Overlap	-	0	-
No Samples for Collar	-	0	-
Collar Max Depth Exceeded	-	0	-
table continues…			
La Potosina Vein			
Survey Data	3,636	-	0
No Survey for Collar	-	0	-
Duplicate Collar and Surveys	-	0	-
Duplicate Survey Depths	-	0	-
Incomplete Survey Data	-	0	-
Assays	17,514	-	0
No Samples for Collars	-	0	-
Overlapping Segments	-	13 historic holes	-
Collar Max Depth Exceeded	-	0	-
Lithology	622	-	-
From to Depth Overlap	-	3	0.5
No Samples for Collar	-	0	-
Collar Max Depth Exceeded	-	0	-

The QP believes that the sample assay integrity is adequate for Mineral Resource estimation.

12.1.1.1 Downhole Survey Data

Downhole survey data exists for 650 drillholes completed on the Avino Property. The QP believes that the downhole survey data is adequate for 3D geological modelling and to support Mineral Resource estimation. Routine photography of drillcore and underground drifts is being carried out. A digital photographic record is kept of all drillcores and underground drifts for future reference and to facilitate consistent core logging and geology interpretation.

The QP believes that logging and record keeping are adequate to support Mineral Resource estimation.

12.1.1.2 Assay Verification of 1990/1991 Drillholes in Oxide Tailings

Tetra Tech (2013) verified 54% of drillholes in this database (15 of 28 drillholes) and 58% of both silver and gold assays (444 of 766 values) used for this estimation. QG Consulting verified the oxide tailings data in 2016, and the QP reviewed the work again in 2017 and is unaware of any significant errors.

The QP opinion of the reliability of the 1990 to 1991 oxide tailings assays is discussed in Section 12.1.3.2.

12.1.1.3 Oxide Tailings Verification Samples

As was reported by Tetra Tech (2013), during a previous site visit conducted on June 7 and 8, 2012, the QP visited the tailings heaps and supervised the collection of eight samples from the oxide tailings (3 kg to 4 kg each). The samples were collected from gulleys that had eroded into the tailings pile and provided a vertical section through the tailings. It is believed that while such samples cannot provide a statistically representative reflection of the overall grade, they do provide some insight into the grade of the tailings near the surface. The eight samples were each split into three separate sub-samples, which were submitted in turn to the Avino Mine laboratory together with SGS laboratories in Durango and Vancouver.

Statistical analysis of the three sets of results demonstrated that there is a good correlation between the three laboratories.

The sampling exercise in 2012 provided the opportunity to review the artificial sedimentary deposit that comprises the oxide tailings and supported the previous assumptions of the tailings, such as regarding the oxide tailings as two superimposed units with slightly different chemical and particle size characteristics and pronounced horizontal continuity. The source data and plans prepared more than 20 years ago, after the initial drilling campaign, were examined at the mine and found to be of professional standard and provide support for their use in the estimation of the oxide tailings. The overall homogeneity of the material, horizontal continuity, and relatively high confidence in the volume and tonnage mitigate any uncertainty in the historical dataset. The pattern of sample grades from the 2015/2016 drill campaigns and the earlier drilling forms a coherent pattern with no obvious discontinuity between campaigns.

12.1.2 Site Visits

Michael F. O'Brien, QP conducted site visits on June 7 and 8, 2012, June 6 and 7, 2016, June 12 to 15, 2017, February 11 to 13, 2020, July 20, 2021, and October 14 to 16, 2025. During the latest visit, the QP visited underground exposures of the Avino Vein in stoping and development at the Avino ET Mine, levels 12.5 and 12 and exposures of the Abundancia and Gloria veins in drifts broken away from the new trackless ramp being developed La Preciosa Mine.

12.1.3 The QP Conclusion and Opinion

The QP believes that the geological and sampling data are adequate and that appropriate and current verification work has been carried out to support Mineral Resource estimation.

12.1.3.1 Avino and San Gonzalo Veins

12.1.3.1.1 Drillhole Database

The drillhole data for the Property has been consolidated into a single Microsoft Access database, with the exception of the shallow surface drilling for the Oxide Tailings Deposit. The consolidated database with an offsite and cloud-

based backup has materially improved the consistency and security of the exploration data. The QP recommends that the exploration data pertaining to the Oxide Tailings Deposit and the QA/QC information be integrated into the database.

12.1.3.1.2 Downhole Survey Data

Downhole survey data and the location of the Avino and San Gonzalo Vein intersections observed in drillholes have been verified by both surface and underground mapping, providing confidence in the location, orientation, and true width of both veins. The QP has calculated that for surface drill holes on the Avino Vein, 98.9% of the dogleg severity measurements are less than 1.5 per 30 m and for the surface drill holes at La Preciosa (excluding holes where survey interval is less than 25 m), 97.6% the dogleg severity measurements are less than 1.5 per 30 m.

12.1.3.1.3 Geology Data and Interpretation

The legacy data from the Avino Vein is deficient in recorded lithology data. Modelling of the Avino Vein and San Gonzalo Vein systems made use of grade as well as lithology data. Consequently, the QP regards the lithology database as adequate and fit for the purposes of resource estimation. The recent mining history supports that the potential economic units demonstrate continuity as new exposures become available.

12.1.3.1.4 Density Samples

Based on a review of density data from drillholes in the Avino and San Gonzalo Veins, the QP concludes that future bulk density measurements should be completed using a water displacement method (see Section 11.1.7).

12.1.3.1.5 QA/QC Samples

The rate of QA/QC SRMs, blanks, and duplicates insertions meets recommended industry standards. HARD charts indicate less assay precision than would be expected for pulp duplicates.

The QP has found no evidence of systematic laboratory bias, indicating that the assay results are adequate.

12.1.3.2 Tailings

The identified grade pattern is similar in character to other tailings deposits, such as overall homogeneity and a pronounced horizontal continuity.

Verification samples taken by the QP have confirmed the presence of gold and silver mineralization at grades similar to those obtained in the original tailings drilling campaign, with a low silver bias consistent with the superficial position of the samples in the zone most likely to have suffered surface leaching. The verification samples also confirm that the mine laboratory assays are not materially different from those of external laboratories.

12.1.3.3 QP Opinion

There were no limitations on or failure to conduct data verification.

The QP believes the assay, sample location, vein lithology, and bulk density data from the Avino and San Gonzalo Veins are adequate to support the purpose of this Technical Report and a current Mineral Resource on both vein and tailings deposits.

12.2 La Preciosa Area

12.2.1 Current Verifications

The QP visited the project on July 20, 2021, and reviewed drill cores, the logging facilities, vein outcrops, and drill collar positions.

Five well-marked collars were located, and positions were checked with a hand-held GPS unit (GPSMAP 66i). Plan positional differences were well within the expected limits of error (see Table 12-3).

Table 12-3 Summary of Collar Locations and Positions

	Field measured		Database		Plan Difference
DHID	Easting	Northing	Easting	Northing	(m)
BP07-126	555161.0	2702386.0	555161.0	2702385.3	0.7
BP09-355	555159.0	2702383.0	555159.7	2702382.3	1.0
BP09-357	555159.0	2702383.0	555159.9	2702382.1	1.2
BP09-361	555203.0	2702431.0	555203.0	2702431.0	0.1
BP09-360	555204.0	2702431.0	555203.6	2702431.0	0.4

The core shack and core processing facilities were visited, and several representative cores were reviewed and compared with logging sheets. Logging matched the cores reviewed (BP07-102, CLP14-077) and assay grades were supported by signs of mineralization. The core storage and logging facilities are clean and weather-proof, and the core stacks and boxes are clearly labelled (Figure 12-1 and Figure 12-2).

Underground drift development on the Gloria and Abundancia Vein and outcrops were visited (Figure 12-3 and Figure 12-4), and the veins were examined.



Figure 12-1 Core Logging Facilities La Preciosa (Red Pennant 2021)



Figure 12-2 Core Storage (Red Pennant 2021)



Figure 12-3 Adit level Drift on Abundancia Vein (Red Pennant 2021)



Figure 12-4 Gloria Vein Outcrop Looking South. Width of View ~200 m in Foreground (Red Pennant 2021)

12.2.2 Historic Verifications

The Project drillhole database was validated by the Coeur technical services group. It has been verified and deemed appropriate for resource modelling. A review and validation of the 2013 - 2014 assay, collar coordinate, downhole survey, and assay data has been performed by Coeur.

The historic drillhole database has been verified by Orko (pre-2009), MDA (2009), PAS (2008-2010), Snowden (2011), MP (2012), and Independent Mining Consultants (IMC) (2013).

12.2.2.1 Orko – Pre-2009

Prior to 2009, Orko reportedly sent 331 duplicate sample pulps from five of its drillholes to ALS Global (formerly ALSChemex) in North Vancouver, B.C., Canada, as a check against Inspectorate's primary assay results for these holes. Although the analytical methods used for silver by ALS for some of the check samples reportedly differed slightly from those methods used by Inspectorate, the results for these check samples indicated an only slight high bias on the part of Inspectorate for silver grades less than 30 g/t Ag, and a corresponding very slight high bias across the board for Inspectorate gold assays, as determined using fire assay with gravimetric finish methods. The QP responsible for this section of the Report reviewed scatterplots of 317 of these 331 gold and silver check analyses provided in earlier Technical Reports (which did not provide reasons for the 14 check assays missing from scatterplot comparisons). Based on these reviews, in the opinion of the QP, these check assay data fall within acceptable limits (M3 2013).

In addition to the 331 duplicate samples, Orko submitted coarse rejects to SGS for 134 samples from drillhole BP07-102 that were originally prepared and assayed by Inspectorate. SGS in turn prepared pulp duplicates for these samples that were subsequently submitted to ALS. MP, consultants to Orko and the QPs for the November 5, 2012 Technical Report on the Project, created Q-Q plots of assays for 120 of the 134 samples from the three labs that

were available in the MP database. These plots indicated reasonable correlation with no biases between Inspectorate and SGS for gold or silver. The Q-Q plots for Inspectorate versus ALS showed similar correlations, but with an apparent slight high bias for silver in the Inspectorate assays. In the opinion of the QP responsible for this section of the Report, these comparisons are acceptable for both gold and silver between all three laboratories (M3 2013).

12.2.2.2 Mine Development Associates – 2009

As a follow-up to the pre-2009 check assay programs conducted by Orko, MDA in 2009 conducted a comprehensive check assay program that included pulp and coarse reject samples reportedly representing each of the mineralized vein intercepts. Submitted by MDA to ALS in Reno, Nevada, these checks samples consisted of 240 pulp rejects, of which 61 original pulps were assayed by SGS and 179 original pulps, which were assayed by Inspectorate. Q-Q plots of the results revealed acceptable correlation between the two primary laboratories (SGS and Inspectorate) and the secondary laboratory (ALS), with no indication of biases. In conjunction with this check assay effort, MDA inserted QA/QC blanks and gold and silver standard samples into the check assay batches at select but unequal intervals. The QA/QC results for the blank samples indicated no failures for silver and 2 failures (out of 10) for gold. All standard assays fell within the acceptable ranges (M3 2013).

For determination of material density, Orko had routinely conducted one density measurement from each sample sent for assay, using a single piece of half-core removed from each sample and a water immersion method that resulted in a set of recorded densities that exceeded 88,000 in number. After each density analysis, the samples used were returned to the appropriate sample sacks for shipment to the laboratory for assay. Concerned that Orko's density determinations were possibly biased high because the method used did not account for the presence of vugs in the vein samples, MDA had Orko complete an additional 92 density determinations using a dry analysis technique on whole core representing the Martha vein and other lesser veins from the deposit. In the opinion of the QP responsible for this section of the Technical Report, this density validation testing generated specific gravity values that are not significantly different than the average specific gravities obtained by Orko's analyses (M3 2013).

12.2.2.3 PAS – 2008-2010

The Snowden (September 2011) and MP (November 2012) Technical Reports both make reference to a suite of pulp duplicate samples representing the Martha vein from both earlier Orko and PAS drillholes. According to the Snowden Technical Report, "To eliminate any concerns about the quality of Orko data, PAS undertook a specific testing program of original data by reassaying drillhole samples and by comparing recent PAS drillhole sample grades with earlier Orko sample grades, which also showed grade biases". The Snowden Technical Report further states in Table 11-3 that the duplicate samples, which totaled 146 in number, were submitted "because of problems in correlating mineralization over short distances between Orko and Pan American holes". The MP Technical Report added that of the 146 duplicate pulps, 43 of the pulps were originally assayed by Inspectorate, while 103 were originally assayed by SGS. The duplicate assays for all 146 pulps were generated by SGS. However, neither report provides any details of the results of comparisons between the duplicate sample pairs (M3 2013).

To follow up on MDA's validations of material density, PAS applied four different testing methods to the same individual rock samples removed from 252 different sample intervals in the remaining half core. These included 133 samples from veins and adjacent silicified material and 119 samples from un-silicified andesite, the most common host rock to the Project mineralization. The selection of each of the 252 samples considered the variable degree of oxidation in the deposit by taking approximately 40 samples of vein/silicified material and approximately 40 samples of andesite from shallow (highly oxidized), middle (moderately oxidized), and deep (weakly oxidized to unoxidized) portions of the deposit. One of the four measurement techniques employed included data for determination of a "void index" that could be used to derive bulk density. The selected samples (most of which were previously

measured for specific gravity by Orko) weighed between 400 grams and 600 grams in order to reduce measurement error. Prior to testing, each sample was geologically described. The resulting specific gravity measurements were reportedly made by a technician in the metallurgical laboratory at PAS's La Colorado mine operations in Zacatecas, Mexico. The results of these measurements indicated that the Orko-specific gravity data were suitable for use in Mineral Resource estimation, provided that a bulk density conversion factor of 0.99 was applied to the average specific gravity for each of the material types (vein, vein silicification, and various host rocks). In the opinion of the QP responsible for this section of the Report, this fine tuning of the measured specific gravities for the various material types is acceptable, but not material to estimation of Mineral Resources in the Project deposit (M3 2013).

12.2.2.4 Snowden – 2011

The Snowden Technical Report (Snowden 2011a; 2011b) does not mention the collection by Snowden of any independent drill core samples or existing coarse reject or pulp duplicates for check assay. Snowden reportedly reviewed original assay certificates from SGS in Durango, Mexico and from Inspectorate's laboratory in Sparks, Nevada, which included 441 assays from PAS's drilling and 3,188 assays from Orko drillholes. In total, 44 errors were noted in the PAS database assay files (an error rate of 1.4%), 41 of which were determined to be related to a single assay batch that apparently was subsequently reassayed. Two of the three remaining errors reportedly involved the entry of incorrect assay detection limits. Nine errors were noted in the Orko assay database, seven of which were reportedly due to cases where the average values of acceptable duplicate assay pairs were entered rather than the primary sample assays. Snowden did not perform or recommend additional material density (specific gravity) testing (M3 2013).

12.2.2.5 Mining Plus – 2012

MP independently collected 74 samples consisting of 23 samples of half (sawn) core and 46 existing coarse rejects. Although the MP Technical Report states that, "All results from this program returned values well within acceptable limits", no actual data for the duplicate sample analyses were provided. MP also reportedly compared the results of 3,285 assays representing the major zones of mineralization reported on laboratory certificates with entries in the assay database and found six errors (an error rate of only 0.2%), and concluded that none of these errors were materially significant with respect to Mineral Resource estimation (M3 2013). MP checked collar coordinates for 17 drillholes using a hand-held GPS unit and noted no significant discrepancies (considering the accuracy of the GPS unit) with the values in the project database. Downhole survey data also were reviewed by MP, which found errors believed to have been caused either by inaccurate data transcription or by errors in the actual survey measurements. Where original data could be located, these downhole survey data were verified or corrected. MP also noted variances between drillhole azimuths and inclinations at the drillhole collars and the initial downhole survey data points. In MP's view, the reason for these discrepancies probably was due to the drill set-ups not corresponding to the planned azimuths and inclinations. To address these differences, MP reported that hole collar markers were removed and new collar measurements made of drillhole azimuths and inclinations, except where prevented by deterioration of the drillhole collars due to caving and/or the presence of the magnetic basalts on the eastern portion of the project drill pattern. Also, MP reported removing the downhole survey data for several drillholes for which it determined that the trace of these holes as defined by the downhole surveys was physically impossible. In summary, outside of the errors described above, MP noted that with the collection of downhole survey data on 50 m intervals, the potential impact of individual survey errors is limited. MP did not perform or recommend additional material density (specific gravity) testing (M3 2013).

12.2.2.6 IMC – 2013

Only five additional drillholes that were not included in the MP Mineral Resource estimate were considered for inclusion in the IMC Mineral Resource estimate summarized in Section 14.0, (holes 1, 2, 3, 4, and 5) and only one

of these has assay data (BP12-718). In the opinion of the QPs responsible for this Report, no additional independent validations of these data were warranted. This opinion is based on the lack of any significant amount of additional data that post-dates the MP study and Technical Report, and in light of the documented acceptable agreement between duplicate sampling and assaying exercises and material density validations conducted by previous QPs (M3, MDA, Snowden, and MP). The QA/QC information that has been described in this section was loaded into the IMC system and analyzed to confirm previous work.

In summary, the primary basis for confirmation of the drillhole database are the inserted standards that have been completed during the assay programs. There were also a number of inserted blank samples. As described earlier, there are a total of 1,103 duplicate assays in the QA/QC database. These are a mixture of:

- Duplicate Pulps to the same lab: 43 samples
- Check Pulps to a second lab: 793 samples
- Coarse Rejects to the same lab: 192 samples
- Coarse Rejects to a second lab: 75 samples

The analysis by previous QPs and IMC do not indicate any particular issues with bias in the above data sets. However, none of the above programs are sufficiently consistent in procedure, data distribution, or purpose to be considered as a major component of the QA/QC data. The above duplicate samples represent 1.1% of the total assay database. The reliability of the entire drill program is therefore relying on the inserted standards and blank samples.

Standards

There are 4,580 standards inserted into 104,720 assays (4.4%) of which 547 standards were inserted into the 12,955 assays above 25 g/t (4.2%).

Blanks

There are 1,765 blanks out of 104,720 assays (1.7%) of which 348 blanks were inserted into the 12,955 assays above 25 g/t (2.7%).

Blanks were not inserted on a regular basis, although it appears that blanks were likely inserted after high-grade intercepts on a visual judgment basis rather than on a consistent insertion basis.

Standards were generally inserted throughout the database. The percentage inclusion is similar in both mineralized material and waste components of the deposit. IMC prepared maps and sections of the holes that contain standards and found them to cover the area of the Mineral Resource on a relatively consistent basis. Analysis of tested standards versus the published Standard Value in the MP Report dated November 5, 2012 do not show any immediate issues regarding assay lab bias, regardless of the lab used for the primary assay. There are some confusing data points in the QA/QC database that present different certified values for some standards compared to the MP Report. IMC has chosen to use the certified values as published in the MP Report.

The statistical analysis of the QA/QC database indicates that the project database can be accepted for estimation of Mineral Resources, based almost entirely on the reliable results from inserted standards. However, the QA/QC database in general does not meet industry "best practices" in the opinion of IMC.

12.2.2.7 Coeur Validation of Drill Data

Assay data were imported into an acQuire database using assay import object. The commercial laboratories provide assay data in a pre-constructed Comma-Separated Values (CSV) template that imports seamlessly into the acQuire database when no errors are present. AcQuire imports adhere to very strict rules relating to sample IDs, assay data, and lab job numbers. When these rules are violated, an error report is generated. There is no manual data entry related to the assay import process. In addition, continuous comparison of the database values against the original PDF certificates is a valuable check on the database integrity.

12.2.2.8 Coeur Geologic Data Validation

In 2014 Coeur initiated and completed a comprehensive review and data entry campaign for all drillhole geologic logs from Orko, PAS, and Coeur. The review included 843 drillholes for a total of 259,919 m. The Project was contracted to HRC and included review and data entry of hardcopy and scanned geologic drill logs. HRC inspected four database tables; lithology, alteration, mineralization, and structure. A list of accepted logging codes was provided by Coeur with edits applied as needed as the Project proceeded. HRC supplemented the data process with an internal validation process that reviewed the logs for legibility, completeness, and consistency with regards to geologic interpretation. Select drillholes were reviewed in 3D to identify potential error in interpretation. Mechanical audits were completed to identify overlapping intervals, gaps in geology, and inconsistencies in drill depths.

12.2.2.9 Coeur Collar Survey Checks

Drillhole collars are checked visually in MineSight Comprehensive Modeling and Mine Planning Platform and on topographic based maps to confirm that holes are on the correct drill pads and map coordinates.

Downhole survey data are imported into an acQuire database using an import object. The 2013-2104 downhole surveys were completed by IDS Mexico. IDS provided CSV data files that, in most cases, imported seamlessly into acQuire. On several occasions the CSV file was constructed from a different template, and additional manual formatting was required and completed by the geologic database manager. On import, the data are checked for overlapping intervals and intervals below the recorded length of the drillhole.

12.2.2.10 Coeur Validation of Historical Drillhole Data

Coeur continued to verify Orko era data in 2013 and 2014. A 2013 report includes a review of the original Orko database and reviews subsets of the data loaded into the acQuire Database. This review included drillhole collar, downhole survey, density, RQD, and sample ID and assays. The review also outlines the general acQuire database structure. Recommendations are proposed and have been addressed by Coeur, or are included in this Technical Report as recommendations for further work. Coeur identified the need to verify assay data against original hardcopy assay certificates. Coeur initiated this project in 2014. Verification of samples against hard copy assay certificates was conducted manually at both the Chihuahua Exploration office and the Chicago Corporate office. The initial comparisons checked 298 standards and 497 primary samples that were analyzed at Inspectorate from 2006 through 2008. No discrepancies between the two datasets were identified. This amounts to verification of 2.9% of QA/QC samples and 0.7% of primary samples. The Orko and PAS assay results required verification for use in resource estimation. Further evaluation of the Orko master database was completed in 2014. Inspectorate provided official data files and certificates for 100% of the lab jobs completed from 2007 - 2009. The Inspectorate results were loaded to acQuire directly from the data files and are presumed validated, but will benefit from an additional check against the hardcopy certificate.

SGS data files provided by Orko had been modified. Coeur was able to obtain 426 of 753 (57%) original data files and 634 of the original PDF certificates from the SGS. The data files received were loaded directly into acQuire and the resulting data are considered validated. QA/QC procedures were completed on the imported SGS data files, per Coeur's company protocol. A combined silver and gold total of 3,180 identifiable QA/QC values were analyzed in acQuire, resulting in 30 failures. Seven pairs of data were excluded from the analysis due to either the standard value exceeding the UDL of the assay method, or because the standard was not certified for a gravimetric analysis. Coeur policy mandates that a standard fails when the value exceeds ± three SDs of the standard value and a blank fails if it exceeds ± five times the LDL of the analysis method. Failure rates for silver and gold for from the SGS data files were 0.7% and 1.3%, respectively. Assay pairs from the Orko master database and the SGS data files were compared in acQuire to validate the primary assay database. A combination of 46,551 sample pairs of silver and gold were analyzed using x-y scatter plots. (Figure 12-1 and Figure 12-2) The silver and gold values should be exact matches and therefore a failure is defined as any deviation greater than zero. The comparison resulted in 510 failures, or 1.1% of the pairs. Figure 12-1 and Figure 12-2 visually indicate that the failures are of relatively low magnitude. Coeur is confident 54 of the silver failures are the result of Orko gravimetric results being merged into a fire assay field. These are not true failures, but the result of manual data manipulation. The remaining silver and gold failures are assumed to be attributed to manual error or discrepancies with reporting of assays at or near the detection level of the assay method.

The data and statistics presented in this section illustrate that Coeur was able to verify 60% of the primary SGS sample count and was able to verify a 43% increase in the QA/QC sample count. The QA/QC insertion rate of 12%, from the SGS data files indicated that the validated data contained an acceptable quantity of QA/QC samples which exceeded Coeur's current internal requirement. The QA/QC completed on the SGS data performed well, with low failure rates. The primary assay comparison produced very low failure rates and overall low magnitude failures. In summary, these comparisons represent 60% of the primary assay database and 57% of the total lab jobs stored in acQuire. The remainders of the outstanding original data files are considered to be unobtainable. Therefore, Coeur considered the performance of the Orko data that was verified by the SGS data files to be indicative of the performance of the entire Orko master database, and subsequently acceptable for use in resource evaluation.

12.2.2.11 Coeur Data Collection Campaigns

12.2.2.11.1 Density

The Orko master density database contained 89,226 records of calculated density, with an average density of 2.51 g/cm^3. In 2014, Coeur developed a standardized procedure to improve the accuracy of density measurements. In March 2014 Coeur employees completed 1,667 density measurements using the new procedure (see Table 12-4). The average density of these measurements was 2.52 g/cm^3.

Table 12-4 Density Data 2014 Summary

Lithology	Density (g/cm^3)
Basalt	2.38
Metamorphic	2.67
Sedimentary	2.50
Volcanic	2.48

12.2.2.11.2 Geomechanical

In 2013, KP initiated a geomechanical drill program. The drilling consisted of two holes completed in 2013 and four holes completed in 2014. The drilling was completed by Major Drilling using HQ3 diameter core using triple tube

techniques. The geomechanical core was oriented using the Reflex ACTIII device. The drill core was split and assayed using Coeur's procedures discussed in this Technical Report. The assay results for these drillholes are not included in the resource estimation data set.

12.2.2.11.3 Reassay of Pulps

Initial silver assaying by Orko at SGS used a 3-acid digestion with ICP-AES finish for all samples, followed by fire assays for samples exceeding 300 g/t Ag. In 2013, 313 pulp samples were reassayed and demonstrated that using a 4-acid digestion with an ICP finish resulted in a more complete sample digestion and, on average, higher Ag grades. In 2014, Coeur selected all Orko era samples within the 25 - 100 ppm silver grade range for reassay by the 4-Acid ICP method. Coeur submitted 6,059 and 825 pulp samples to ALS and SGS, respectively. Reassay results from ALS showed an average increase in Ag grade of 11% when comparing Coeur's 4-acid digestion ICP results to Orko's 3-acid digestion results. Re-assay results from showed an average increase in Ag grade of 2.2% when comparing Coeur's 4-acid digestion ICP results to Orko's 3-acid digestion results.

12.2.2.12 Coeur Review of Orko Era Drill Core Sampling

Core drilled during the Orko and PAS campaigns was selectively sampled based on geologic observation during the core logging process. In 2013, Coeur initiated a campaign to re-log, sample, and assay portions of the previously unsplit core. During the review of the core and logs, Coeur geologists identified samples that ended in mineralized material as well as structures and alteration that were unsampled. The geologists collected these new samples from 35 drillholes along three parallel sections. The program resulted in 3,520 new primary samples added to the acQuire database.

12.2.2.13 Coeur Review of Orko Era Quartz Vein Sampling

In addition to the legacy drill core sampling, Coeur geologists reviewed the database to identify un-sampled intervals logged as quartz vein. A total of 95 samples, representing 120 meters of core length, were identified in the drillhole database. If the material was available and un-sampled, the vein interval and several meters of core above and below it would be sampled and assayed.

12.2.2.14 Spectroscopy Study

In 2014, Coeur contracted SRK Consulting of Toronto, Ontario to conduct an Infrared Absorption scan for alteration on the Project drill core. SRK scanned 76 drillholes for a combined 8,568 intervals totalling 24,987 m. The spectral data identifies the presence or absence of clay species and is useful for geotechnical purposes such as identifying fault zones, zones of high cohesive strength, and depth to water. The spectral dataset is stored in the project acQuire database.

12.2.3 Data Verification Conclusion

The QP is satisfied that the sampling and assay data, topographic information, and drill core management for this project have been comprehensively verified and are suitable to be used for Mineral Resource estimation.

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Avino Processing

13.1.1 History

The Avino Mill, located adjacent to the Avino Mine, is currently processing materials mainly from the Avino ET Mine with additional materials coming from the development of the La Preciosa underground. The target metal values are gold, silver, and copper. From 1997 to 2001, processing plant production at the Avino Mine site averaged 1,000 tpd and achieved up to 1,300 tpd with the target metal values being gold, silver, and copper. Following several years of redevelopment, in Q4 2014, a mining facility and plant expansion was completed. Full-scale operations commenced on January 1, 2015, and commercial production was declared effective on April 1, 2016, following a 19-month advancement and test period. Mineralized material from the underground Avino ET deposit was processed into a copper-silver-gold concentrate using one of four bulk floatation circuits (Mill Circuit 3) at the rate of 1,000 tpd. In 2018, AVINO completed an expansion to its processing plant with the addition of a fourth bulk flotation circuit (Mill Circuit 4) rated at 1,000 tpd; increasing the combined throughput capacity of the plant to 2,500 tpd (Avino 2026). Materials from the previous San Gonzalo Mine were processed from October 2012 to Q4 2019 with the target values of gold, silver, lead, and zinc.

An Oxide Tailings deposit from previous processing operations, is located on surface adjacent to the Avino Mine but no operations related to the mining or processing of this material has occurred to date.

13.1.2 Current Processing and Production

The Avino Mill is currently processing materials from the Avino ET underground deposit using froth flotation to produce a marketable copper concentrate with silver and gold credits. There are four grinding and flotation lines with a total capacity of 2,500 tpd including:

- two 1,000 tpd and one 250 tpd lines to recover copper, gold, and silver into a copper concentrate, and
- one 250 tpd line, which was used to produce materials from the previously operating San Gonzalo Mine and has ceased operation since the end of 2019.

A gravity concentration circuit was also incorporated in three of the four processing lines. In the 2025 operation from Avino deposit, the average silver, gold, and copper recoveries reporting to a silver/gold/copper concentrate and a gravity concentrate were 84%, 73%, and 84%, respectively. The total material processed for 2025 was 736,935 t.

AVINO has started transporting mineralized materials mined during the ramp development at La Preciosa to the Avino Mill for processing to produce a silver-gold flotation concentrate. By the end of 2025, Avino Mine had processed 11,995 t of the materials from the La Preciosa deposit. The mill feed contains 191 g/t Ag and 0.32 g/t Au. The silver and gold co-recovered to the copper concentrate produced from the Avino deposit are approximately 66% for silver and 62% for gold respectively (Avino 2026).

13.2 La Preciosa

Extensive metallurgical investigations were conducted to support a feasibility study completed in by M3 of Tuscon Arizona in 2014 titled "NI 43-101 Technical Report Feasibility Study for La Preciosa Silver-Gold Project", referring

to M3 (2013) for test work results on La Preciosa Area. More recent test work focussed on metallurgical response of samples from the Abundancia, Gloria, and Martha veins to conventional flotation concentration was conducted in 2021. A summary of the results is provided below. Full details on this test work for the La Preciosa deposit are included in Tetra Tech (2021).

On average, the head assay for the samples used for the flotation tests are:

- Abundancia-Gloria composite sample: 0.32 g/t Au and 241 g/t Ag
- Martha composite sample: 0.43 g/t Au and 231 g/t Ag

The locked cycle bulk flotation test results are summarized below:

- Abundancia-Gloria composite sample at a primary grind size of 80% passing 106 µm with A-31, A-7583, XF-322N, and PAX as collectors:
  - Gold recovery was 53.3% with a concentrate grade of 9.1 g/t Au
  - Silver recovery was 76.9% with a concentrate grade of 10,650 g/t Ag.

  A separate flotation LCT test was conducted on the Abundancia-Gloria sample using a more complex flowsheet with regrinding coarser than 75 µm fraction of the rougher flotation tailings. Silver recovery was slightly improved to 79.1%.

- Martha composite sample at a primary grind size of 80% passing 106 µm with A-31, A-7583, XF-322N, and potassium amyl xanthate (PAX) as collectors
  - Gold recovery was 54.2% with a concentrate grade of 7.4 g/t Au
  - Silver recovery was 81.4% with a concentrate grade of 6,455 g/t Ag

13.3 Oxide Tailings

Test work on the Oxide Tailings deposit is presented in detail in Tetra Tech 2024 including: The latest metallurgical test work conducted by SGS includes:

- Attrition and Filtration test work conducted by SGS 2023
- Historical test work conducted by Process Research Associates Inc. (PRA) under supervision of MMI between 2002 and 2003 – Oxide Tailings
- Historical test work conducted by PRA under supervision of MMI between 2002 and 2003 – Sulphide Tailings.

In summary, the test results indicate that the tailings samples responded well to cyanide leaching, including column leaching treatment. The 2022-2023 test program shows the following test results with regrinding the tailings samples to 80% passing approximately 75 µm:

- Early-stage Oxide Tailings Composite: silver and gold extractions were improved to approximately 90.4% and 88.3% respectively, compared to 82.7% for silver and 78.7% for gold without regrinding.
- Recent Oxide Tailings Composite, silver and gold extractions were improved to approximately 83% or slightly higher respectively, compared to 77.9% for silver and 76.6% for gold without regrinding.

- Sulphide Tailings Composite: silver and gold extractions were improved to approximately 76.1% and 82.8% respectively, compared to 69.1% for silver and 77.0% for gold without regrinding.

According to the tests results, the recommended processing method for the existing tailings is using tank cyanide leaching, followed by the Merrill-Crowe process to recover silver and gold at 2,250 tpd. The residual material is detoxified, filtered, and deposited in a proposed lined dry stack tailings management facility.

14.0 MINERAL RESOURCE ESTIMATES

14.1 Resource Summary

Table 14-1 summarizes the current Mineral Resources for the Avino Property. Metal recovery, based on operational results and column testing, is summarized in Table 14-2. Cut-off grades, based on current operational and economic conditions at the Avino Mine, are summarized in Table 14-3.

Table 14-1 Mineral Resources (Inclusive of Mineral Reserves, Effective Date: October 31, 2025)

Area	Type	Category	Mass (Mt)	Average Grade				Metal Content			
				Ag (g/t)	Au (g/t)	Cu (%)	Ag EQ (g/t)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)	Ag EQ (million tr oz)
Avino Mine	UG	Measured	2.8	63	0.51	0.17	115	5.82	50.24	15.6	12.23
		Indicated	25.1	40	0.33	0.36	101	31.58	259.17	210.0	83.27
		M&I	27.9	44	0.37	0.32	104	37.41	309.41	225.6	95.50
		Inferred	13.4	49	0.38	0.25	104	21.17	163.69	74.1	44.75
La Preciosa		Measured	3.8	186	0.30	-	214	22.84	36.27	-	26.29
		Indicated	29.3	143	0.27	-	169	135.27	250.80	-	159.13
		M&I	33.2	148	0.27	-	174	158.11	287.08	-	185.42
		Inferred	11.1	98	0.20	-	117	34.95	71.55	-	41.76
Oxide Tailings Deposit	Surface	Measured	4.3	61	0.47	0.12	101	8.35	64.84	11.3	13.83
		Indicated	2.4	43	0.47	0.12	83	3.40	36.67	6.2	6.51
		M&I	6.7	55	0.47	0.12	94	11.75	101.50	17.6	20.34
		Inferred	0.3	64	0.36	0.11	98	0.70	3.95	0.8	1.06
TOTALS		Measured	10.8	106	0.43	0.11	150	37.01	151.35	26.9	52.35
		Indicated	56.9	93	0.30	0.17	166	170.24	546.64	216.2	248.91
		M&I	67.7	95	0.32	0.16	162	207.27	697.98	243.1	301.26
		Inferred	24.8	71	0.30	0.14	123	56.82	239.19	75.0	87.56

Notes:

1. *Totals may not sum due to rounding.*
2. *Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.*
3. *The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101.*
4. *The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.*

5. *Based on recent mining costs (Section 21.0), Mineral Resources are reported at cut-off grades 55 g/t for Avino ET; 120 g/t for San Gonzalo; 55 g/t for Guadalupe; 100 g/t for La Potosina; 60 g/t for La Preciosa; and 50 g/t for Oxide Tailings (**Error! Reference source not found.**).*
6. *AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces.*
7. *Metal price assumptions are shown in Table 14-2.*
8. *Metal recovery is based on operational results and column testing, shown in Table 14-2.*
9. *The silver equivalent was back-calculated using the formulas described in Section 14.0.*

Table 14-2 Silver Equivalent-Based Metal Prices and Operational Recovery Parameters

Metal	Price	Unit	Recovery (%)
San Gonzalo Vein System			
Ag	21.00	USD$/oz	83
Au	1,800.00	USD$/oz	73
ET, Guadalupe, and La Potosina Deposits			
Ag	36.90	USD$/oz	87
Au	3,210.00	USD$/oz	74
Cu	4.40	USD$/lb	89
Oxide Tailings			
Ag	21.00	USD$/oz	82
Au	1,250.00	USD$/oz	78
La Preciosa Veins			
Ag	36.90	USD$/oz	80
Au	3,210.00	USD$/oz	70

Table 14-3 Avino Silver Equivalent Cut-off Grades

Deposit	Cut-off AgEQ (g/t)
Avino Vein (ET)	55
San Gonzalo Vein (SG)	120
Guadalupe	55
La Potosina	100
Oxide Tailings Deposit	50
La Preciosa	60

14.1 Avino Mine Area

14.1.1 Data

AVINO supplied drillhole data to the QP in the form of database export text files and Leapfrog Geo projects for the Avino ET, San Gonzalo, Oxide Tailings, Guadalupe and La Potosina deposits.

Wireframe meshes (.dxf files) of the topography, underground development and previous 3D models of the San Gonzalo and Avino Veins and cross-section and plan view images were supplied by AVINO. Data includes both underground channel sampling and diamond drill data.

14.1.2 Avino Vein

14.1.2.1 Geological Interpretation

The Avino Vein and the surrounding system are interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins, breccias, stockworks, and silicified zones. The Avino system is relatively thick (up to 60 m thick in places) and exhibits lower silver but higher copper grades than the San Gonzalo Vein system.

The Avino Veins system at ET Mine is a broad zone (up to 60 m thick) of anastomosing veins, breccias, and stockworks, with more persistent downdip continuity. The average dip of the veins is 60° to 65° (see Figure 14-1 and Figure 14-2). The mineralized system has been exposed to a down-plunge extent of 770 m (to 1,620 m amsl) and is still open to depth, Figure 14-2). The Avino system can be summarized as two persistent vein structures with a breccia containing mineralized veinlets between the veins and similar breccias in the hanging wall.

Horizontal and vertical sections highlighting interpretation are shown in Figure 14-1 and Figure 14-2. The QP believes that it is reasonable to extend the geometric interpretation of the Avino Vein system to accommodate the mineralization physically sampled in the underground development (see Figure 14-2).

In 2022, the Avino Vein system was remodelled by AVINO using Leapfrog Geo to account for the broader extents of the breccias, stockworks, deeper vein extension, and listric geometry.


True North
Avino Breccia (BX)

Figure 14-1 Horizontal Section Elevation 1,910 m amsl, 2022 Interpretation, Avino Breccia Shown in Red (Red Pennant 2020)

Note high-grade underground sampling extending into the hanging wall of the vein as a stockwork, and veins are exposed by underground development. Two veins modelled with lower grade stockwork exposed by underground development.


Dom_Code
BX_Av1
BX_Hw
Avino Breccia (BX)
Hangingwall Breccia (BX_Hw)
Plunge 00
Azimuth 070
0 50 100 150

Figure 14-2 Vertical Section (reference +2712600.00, Y+570400.00, Azimuth 070) Showing 2017 Avino Vein System (BX) and Hanging-wall Breccia (BX_Hw) Models (Red Pennant 2023)

Mineralized zones were modelled by AVINO in Leapfrog Geo™ software, utilizing the drillhole data, topography, and underground development information. The model was verified by the QP using Leapfrog Geo™ software. The QP believes the domain models are adequate for Mineral Resource estimation. The Avino mineralized vein (Figure 14-3) was modelled as a broad breccia zone. The breccia zone is aligned east-northeast–west-southwest and dips steeply (40° to 80°) south. The Hanging-wall Breccia (coded BX_Hw) is aligned east-west with increasing separation from the main Avino Vein towards the east.



Figure 14-3 Oblique View, Looking Northwest, of the Avino Vein System Model (Breccia – red, HW Breccia - purple)

The QP believes that the 3D geological model of the ET breccia and vein deposit is adequate to support the Mineral Resource estimates.

14.1.3 San Gonzalo Vein

14.1.3.1 Geological Interpretation

The San Gonzalo Vein is interpreted as part of a low- to intermediate-sulphidation system of silver-gold epithermal veins and silicified zones. The individual veins in the San Gonzalo system are relatively narrow (mostly less than 3 m thick in places) and exhibit higher silver but lower copper grades than the Avino Vein system.

14.1.3.2 Wireframing

The San Gonzalo Vein system is narrow with high silver grades and is vertically restricted to a vertical interval less extending from the surface down to 350 m below the surface. The system was modelled using Leapfrog Geo™ software as six sub-parallel but cross-cutting veins consisting of a main vein (SG1) and five subsidiary units (SG2 through SG6). Lithology information and grade information were used to interpret the extent of the veins and to flag sampled and logged intervals as country rock or as one of the units of interest. Figure 14-4 displays the modeling results graphically.



Figure 14-4 Oblique View, Looking North, of the San Gonzalo Vein System Model (Red Pennant 2020)

To assess the level to which the interpreted San Gonzalo Veins have honoured the selection, contact profiles were generated to examine how well the wireframe meshes segregate the metal based on the assayed samples. The San Gonzalo Veins are more compact than the Avino Veins, and the metal grades at San Gonzalo are confined to the vein material. The contact profiles were generated by determining the average grades for several metals within successive 5 m wide slices inside and outside the San Gonzalo Vein system models for a range of distances from -1.5 m (inside the system) to +1.7 m (outside) from the contact. The profiles are shown in Figure 14-5. There is a rapid decrease with increasing distance from the vein contacts in silver, gold, and copper profiles.


AG_GT values in relation to SG1 domain
Inside
Outside
Hard boundary
Mean value
Sample count
Distance from domain
AU_GT values in relation to SG1 domain
Inside
Outside
Hard boundary
Mean value
Sample count
Distance from domain

Figure 14-5 Silver and Gold Grade Profiles Across the Main San Gonzalo Vein Contacts (Red Pennant 2020)

For example, the silver grade is generally in excess of 200 g/t within the vein but decreases to an average of less than 50 g/t at a distance of 1 m from the vein contact.

The contacts were less conspicuous for gold, but average grade data still showed that the populations were statistically distinct. All contacts between mineralized and wall rock populations were treated as hard boundaries in estimation.

The San Gonzalo Vein system model is more robust when compared to the data and displays more abrupt metal profiles than the equivalent for the Avino Vein. This may reflect real differences in the mineralization styles (thickness and metal grade differences also support a different process) but may also, to some degree, be a result of the sparse legacy lithology data in the upper part of the Avino Mine site.

The QP believes that the 3D geological model of the San Gonzalo vein deposit is adequate to support the Mineral Resource estimates.

14.1.4 Guadalupe Vein

14.1.4.1 Geological Interpretation

The Guadalupe Vein System was modelled in 2022 by AVINO using Leapfrog Geo software as a series of intersecting veins (Figure 14-6). The RG vein has an average thickness of 3.1 m, and the VG Vein has an average thickness of 1.0 m.

The QP believes that the 3D geological model of the Guadalupe vein deposit is adequate to support the Mineral Resource estimates.


True North
80
VG Vein
RG Vein
60
+570500 E
+571000 E
+571500 E
+572000 E
Looking down
0
125
250
375
500

Figure 14-6 Plan View of Guadalupe Veins (Red Pennant 2020)

14.1.5 La Potosina Vein

14.1.5.1 Geological Interpretation

The La Potosina Vein System was modelled in 2022 by AVINO using Leapfrog Geo software as a series of intersecting veins (Figure 14-7).


North (Y)
True North
50-60
+2718200 N
+2718000 N
+2717800 N
Elev (Z)
East (X)
+570600
+570700
+570800
+570900
+571000
+571100
+571200
+571300
Looking down
0 50 100 150 200
+570400 E
+570600 E
+570800 E
+571000 E
+571200 E
+571400 E
+571600 E

Figure 14-7 Plan View of La Potosina Veins (Red Pennant 2020)

The QP believes that the 3D geological model of the La Potosina vein deposit is adequate to support the Mineral Resource estimates.

14.1.6 Oxide Tailings

14.1.6.1 Geological Interpretation

In the Oxide Tailings Deposit, a prominent bench separates the lower portion of the deposit (referred to as the "oxide lower bench" in various documents) from the upper portion of the oxide tailings (the "middle bench"). Overlying the oxide tailings are a volume of sulphide tailings material (the "upper bench" or "sulphide tailings"). The sulphide tailings material lacks representative sampling data.

Figure 14-8 is a perspective view looking north, showing the five units composing the tailings and the positions of drillholes.


GM
Oxidos_Recientes
Roca_De_Relleno
Oxidos_Antiguos
Sulf_2
Sulf_1
Avino Mine Office
and Process Plant

Figure 14-8 Perspective View of Oxide Tailings Deposit looking Northwest (Red Pennant 2020)

14.1.6.2 Wireframing

The tailings deposit was modelled using topography information supplied by AVINO and drill logs and bedrock contact information.

The grade pattern of the upper, lower and middle benches has been defined by the addition of the recent drilling information. Previously, the middle and lower oxide benches were considered separately from an estimation perspective based on the colour difference, with the middle bench appearing to be more reddish than the lower material. More detailed data from sonic drilling has allowed for a more detailed consisting of six units. The sampling data (Figure 14-9) shows a pattern of silver depletion at the top of the middle bench with enrichment immediately below.


Strat
Sulf_2
Oxidos_Recientes
Roca_De_Relleno
Sulf_1
Oxidos_Antiguos
Macizo_Rocoso
Elev (Z)
+2250
+2200
+2175

Figure 14-9 Section View, Looking Northwest, Showing the Geometry of the Five Units (vertical exaggeration x3) (Red Pennant 2020)

Spatial analysis indicates gradational changes between the middle and lower oxide benches, except for silver, which appears to have been leached downwards from the top of the middle bench. While the colour difference between the two units may be significant for iron-bearing species, there is not a great statistical difference between the silver and gold grades in the middle and lower benches, and the leaching effect (Figure 14-8) appears to affect the upper portion of the middle bench. Consequently, it was decided to estimate the middle and lower bench as a single domain. The use of a variogram and search ellipse, flattened in the horizontal direction, also reduces the risk of smearing grade vertically. In future, it may be preferable to evaluate the leached cap of the tailings separately from the remainder. The risk of not doing so at this time is ameliorated by the horizontal variogram continuity, which reduces the risk of mixing.

The QP believes that the 3D geological model of the tailings deposit is adequate to support the Mineral Resource estimates.

14.1.7 Exploratory Data Analysis

14.1.7.1 Raw Data Assay and Statistics

14.1.7.1.1 Avino ET

Table 14-4 shows the length-weighted metal statistics for the sample data for the Avino ET Mine. Assayed metals include silver, gold, and copper. Metals considered in the Avino ET resource estimate include silver, gold, and copper.

Table 14-4 Length-weighted Metal Statistics for the Sample Data for the Avino ET Mine

Description	Name	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Drill Data	Ag_ppm	14,549	13,282.0	29.68	115.76	3.90	0.0050	7.00	5373
	Au_ppm	14,549	13,282.0	0.23	1.13	4.83	0.0003	0.04	94
	Cu_ppm	14,548	13,281.6	1595.24	4241.29	2.66	0.5000	345.00	219,000
	Pb_ppm	14,549	13,282.0	848.60	3732.04	4.40	1.0000	118.00	282,000
	Zn_ppm	14,549	13,282.0	1445.15	5111.55	3.54	0.5000	565.00	309,700
Channel Data	Ag_ppm	51,349	52,345.1	88.84	265.50	2.99	0.0003	39.00	14768
	Au_ppm	51,349	52,345.1	0.62	2.30	3.69	0.0003	0.22	277
	Cu_ppm	51,349	52,345.1	4783.70	7113.78	1.49	0.0100	3,000.00	660,000
	Pb_ppm	40,671	39,177.9	1523.08	7282.17	4.78	1.0000	400.00	627,900
	Zn_ppm	40,652	39,156.9	2120.06	8237.02	3.89	1.0000	800.00	270,000

14.1.7.1.2 San Gonzalo

The length-weighted metal statistics for the sample data for the San Gonzalo mineralization are summarized in Table 14-5. Metals considered in the San Gonzalo Vein resource estimate include silver and gold.

Table 14-5 Metal Grade Statistics for 2 m Composites for the San Gonzalo Vein Systems

Metal	Domain	Number of Composites	Mean	CV	Variance	Minimum	Maximum	Capping Value	Number Capped
Ag (g/t)	SG1	6,669	283.66	2.08	349,328.43	0	14,768.40	5,000	25
Ag (g/t)	SG2	117	72.32	1.11	6,500.57	0.9	890.24	0	-
Ag (g/t)	SG3	38	95.94	1.39	17,852.42	1.69	604.45	0	-
Ag (g/t)	SG4	168	200.05	2.81	315,058.50	3.72	5,265.20	3,000	2
Ag (g/t)	SG5	40	111.98	1.71	36,807.33	1.5	708.1	600	2
Ag (g/t)	SG6	54	40.25	1.99	6,418.32	0.7	331.2	0	-
Au (g/t)	SG1	6,669	1.48	2.8	17.22	0	204.17	0	-
Au (g/t)	SG2	117	0.56	1.04	0.35	0.01	3.79	0	-
Au (g/t)	SG3	38	0.58	1.07	0.38	0.02	3.05	0	-
Au (g/t)	SG4	168	0.69	2.24	2.41	0.01	13.96	10	2
Au (g/t)	SG5	40	0.74	2.26	2.78	0.01	9.84	4	2
Au (g/t)	SG6	54	0.3	2.08	0.39	0	2.77	0	-

14.1.7.1.3 Guadalupe

The length-weighted metal statistics for the sample data for the Guadalupe deposit are summarized in Table 14-6.

Table 14-6 Length-weighted Metal Statistics for the Sample Data for the Guadalupe Deposit

Metal Grade	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Ag_ppm	1,390	1,105.765	16.02	60.03	3.75	0.050	4.00	1724.60
Au_ppm	1,390	1,105.765	0.14	0.80	5.57	0.003	0.03	43.05
Cu_ppm	1,390	1,105.765	586.60	1,931.15	3.29	0.500	55.00	28,400.00
Pb_ppm	1,390	1,105.765	881.39	5,169.56	5.87	2.000	161.00	147,100.00
Zn_ppm	1,390	1,105.765	1,730.27	6,342.74	3.67	10.000	674.00	178,600.00

14.1.7.1.4 La Potosina

The length-weighted metal statistics for the sample data for the La Potosina deposit are summarized in Table 14-7.

Table 14-7 Length-weighted Metal Statistics for the Sample Data for the La Potosina Deposit

Metal Grade	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Ag_ppm	990	732.51	52.25	184.66	3.53	0.400	6.00	3,305.18
Au_ppm	990	732.51	0.12	0.25	2.10	0.003	0.04	2.57
Cu_ppm	990	732.51	170.57	663.22	3.89	0.500	17.00	17,500.00
Pb_ppm	990	732.51	964.37	3513.44	3.64	1.000	112.00	75,900.00
Zn_ppm	988	731.56	2298.44	8603.66	3.74	2.500	225.00	254,000.00

14.1.7.1.5 Oxide Tailings

The oxide tailings drillhole dataset included 91 drillholes with a total metreage of 1,396 m that was completed in the tailings from 1990 to 2016. The data are presented in Table 14-8.

Table 14-8 Oxide Tailings Samples Summary

Name	Count	Length	Mean	Standard deviation	Coefficient of variation	Minimum	Median	Maximum
Ag (ppm)	3,021	4,483.45	50.19	34.94	0.70	0.150	37.40	233.00
Au (ppm)	3,022	4,484.95	0.41	0.19	0.46	0.006	0.40	1.73
Co (ppm)	3,239	4,828.33	4.80	3.74	0.78	0.005	5.00	120.00
Cu (ppm)	3,022	4,484.95	1,064.19	658.99	0.62	0.080	980.00	6,980.00
Pb (ppm)	3,018	4,478.95	4,273.70	4,165.13	0.97	0.570	2,150.00	24,900.00
Zn (ppm)	3,022	4,484.95	1,170.19	970.35	0.83	0.090	982.00	32,500.00

The tailings data have been subdivided by domain unit, and the metal grade statistics are summarized in Table 14-9.

Table 14-9 Metal Grade Statistics in Oxide Tailings Deposit by Domain

Metal	Name	Count	Length	Mean	Standard deviation	Variance	Minimum	Maximum
Ag_ppm		3,176	4,483.45	50.19	0.70	1,221.02	0.150	233.00
	Sulf_2	954	1,327.5	19.90	0.43	74.62	3.800	75.00
	Oxidos_Recientes	1,005	1,454.75	36.39	0.33	145.72	0.150	127.83
	Roca_De_Relleno	37	41.5	53.40	0.61	1,045.96	16.000	152.75
	Sulf_1	107	141.35	69.53	0.17	142.19	47.000	130.00
	Oxidos_Antiguos	991	1,419.4	91.98	0.29	716.02	1.000	233.00
	Macizo_Rocoso	9	7.45	43.09	0.83	1,266.94	4.000	112.00
Au_ppm		3,177	4,484.95	0.41	0.46	0.04	0.006	1.73
	Sulf_2	954	1,327.5	0.24	0.48	0.01	0.084	0.90
	Oxidos_Recientes	1,005	1,454.75	0.51	0.35	0.03	0.006	1.73
	Roca_De_Relleno	37	41.5	0.12	0.86	0.01	0.029	0.40
	Sulf_1	107	141.35	0.45	0.16	0.01	0.273	0.66
	Oxidos_Antiguos	992	1420.9	0.47	0.30	0.02	0.010	1.08
	Macizo_Rocoso	9	7.45	0.17	0.57	0.01	0.030	0.31
Cu_ppm		3,177	4,484.95	1,064.19	0.62	434,271.09	0.080	6,980.00
	Sulf_2	954	1,327.5	567.34	0.64	130,474.25	0.500	3,260.00
	Oxidos_Recientes	1,005	1,454.75	1,245.56	0.62	588,218.91	5.000	6,160.00
	Roca_De_Relleno	37	41.5	1,014.48	0.46	216,239.28	259.000	2,060.00
	Sulf_1	107	141.35	1,057.74	0.23	57,144.55	598.000	1,690.00
	Oxidos_Antiguos	992	1420.9	1,361.58	0.35	223,029.27	0.080	3,590.00
	Macizo_Rocoso	9	7.45	902.72	0.75	456,280.66	178.000	2,890.00
Pb_ppm		3,173	4,478.95	4,273.70	0.97	17,348,205.17	0.570	24,900.00
	Sulf_2	954	1,327.5	1,049.40	0.56	343,842.82	9.000	5,510.00
	Oxidos_Recientes	1,005	1,454.75	2,153.80	0.44	898,457.53	10.000	9,496.00
	Roca_De_Relleno	37	41.5	2,969.64	0.35	1,083,494.73	1530.000	5,790.00
	Sulf_1	107	141.35	6,741.50	0.25	2,770,466.54	2580.000	11,100.00
	Oxidos_Antiguos	988	1414.9	9,488.00	0.34	10,283,948.86	0.570	24,900.00
	Macizo_Rocoso	9	7.45	3,845.13	1.22	21,891,772.03	135.000	17,800.00
Zn_ppm		3,177	4,484.95	1,170.19	0.83	941,573.16	0.090	32,500.00
	Sulf_2	954	1,327.5	1,030.25	1.08	1,228,825.83	2.500	22,500.00
	Oxidos_Recientes	1,005	1,454.75	980.30	0.48	224,959.57	34.000	3,931.00
	Roca_De_Relleno	37	41.5	2,082.80	0.28	348,703.18	924.000	3,300.00
	Sulf_1	107	141.35	932.31	0.31	81,052.91	460.000	1,810.00

Metal	Name	Count	Length	Mean	Standard deviation	Variance	Minimum	Maximum
Zn_ppm	Oxidos_Antiguos	992	1,420.9	1,463.54	0.40	347,036.76	0.090	5,120.00
	Macizo_Rocoso	9	7.45	735.97	0.91	444,724.14	161.000	2,670.00

14.1.7.2 Outlier Management and Capping Strategy

It is common practice in the mineral industry to restrict the influence of high assays through "top-cutting" or "capping". Capping was implemented for each element and each domain after compositing. Capping limits were chosen based on a review of sample histograms (including a review of histograms of logs and cumulative probabilities) using Seequent's Leapfrog Edge software and an examination of the coefficient of variation statistic for each domain. The coefficient of variation, also known as relative standard deviation, is a standardized measure of the dispersion of a probability distribution and provides an indication of the presence of significant outliers. The coefficient of variation statistics greater than two and the visual detection of irregular behaviour in the upper portion of the log histogram of the data were used as an indicator that capping should be applied. Capping for all deposits is summarized in Table 14-10.

Table 14-10 Capping Values Tabulated by Deposit, Element and Domain

Deposit	Element	Domain	Capping Value
Avino ET	Ag (ppm)	Ag in BX_Av1	630.0
Avino ET	Ag (ppm)	Ag in BX_Hw	250.0
Avino ET	Au (ppm)	Au in BX_Av1	7.9
Avino ET	Au (ppm)	Au in BX_Hw	4.0
Avino ET	Cu (ppm)	Cu in BX_Av1	40,000
Avino ET	Cu (ppm)	Cu in BX_Hw	12,500
Oxide Tailings	Ag (ppm)	GM: Oxidos_Antiguos	150.0
Oxide Tailings	Ag (ppm)	GM: Oxidos_Recientes	150.0
Oxide Tailings	Ag (ppm)	GM: Roca_De_Relleno	150.0
Oxide Tailings	Ag (ppm)	GM: Sulf_1	150.0
Oxide Tailings	Ag (ppm)	GM: Sulf_2	60.0
Oxide Tailings	Au (ppm)	GM: Oxidos_Antiguos	0.9
Oxide Tailings	Au (ppm)	GM: Oxidos_Recientes	1.0
Oxide Tailings	Au (ppm)	GM: Roca_De_Relleno	0.6
Oxide Tailings	Au (ppm)	GM: Sulf_1	0.8
Oxide Tailings	Au (ppm)	GM: Sulf_2	0.8
Oxide Tailings	Cu (ppm)	GM: Oxidos_Antiguos	2,900.0
Oxide Tailings	Cu (ppm)	GM: Oxidos_Recientes	3,500.0
Oxide Tailings	Cu (ppm)	GM: Roca_De_Relleno	2,000.0
Oxide Tailings	Cu (ppm)	GM: Sulf_1	1,950.0

Deposit	Element	Domain	Capping Value
Oxide Tailings	Cu (ppm)	GM: Sulf_2	1,800.0
Oxide Tailings	Pb (ppm)	GM: Oxidos_Antiguos	16,000.0
Oxide Tailings	Pb (ppm)	GM: Oxidos_Recientes	6,200.0
Oxide Tailings	Pb (ppm)	GM: Roca_De_Relleno	0.5
Oxide Tailings	Pb (ppm)	GM: Sulf_1	0.8
Oxide Tailings	Pb (ppm)	GM: Sulf_2	3,000.0
Oxide Tailings	Zn (ppm)	GM: Oxidos_Antiguos	3,000.0
Oxide Tailings	Zn (ppm)	GM: Oxidos_Recientes	3,200.0
Oxide Tailings	Zn (ppm)	GM: Roca_De_Relleno	2,700.0
Oxide Tailings	Zn (ppm)	GM: Sulf_1	1,850.0
Oxide Tailings	Zn (ppm)	GM: Sulf_2	3,500.0
San Gonzalo	Ag (ppm)	AG_GT_SG1	5,000.0
San Gonzalo	Ag (ppm)	AG_GT_SG2	3,000.0
San Gonzalo	Ag (ppm)	AG_GT_SG3	3,000.0
San Gonzalo	Ag (ppm)	AG_GT_SG4	3,000.0
San Gonzalo	Ag (ppm)	AG_GT_SG5	600.0
San Gonzalo	Ag (ppm)	AG_GT_SG6	331.2
San Gonzalo	Au (ppm)	Au_GT_SG1	50.0
San Gonzalo	Au (ppm)	Au_GT_SG2	10.0
San Gonzalo	Au (ppm)	Au_GT_SG3	10.0
San Gonzalo	Au (ppm)	Au_GT_SG4	10.0
San Gonzalo	Au (ppm)	Au_GT_SG5	4.0
San Gonzalo	Au (ppm)	Au_GT_SG6	2.8
Guadalupe	Ag (ppm)	Ag in GM Guadalupe: RG	250.0
Guadalupe	Ag (ppm)	Ag in GM Guadalupe: VG	250.0
Guadalupe	Au (ppm)	Au in GM Guadalupe: RG	2.0
Guadalupe	Au (ppm)	Au in GM Guadalupe: VG	5.0
Guadalupe	Cu (ppm)	Cu in GM Guadalupe: RG	10,000.0
Guadalupe	Cu (ppm)	Cu in GM Guadalupe: VG	16,000.0
Guadalupe	Pb (ppm)	Pb in GM Guadalupe: RG	35,000.0
Guadalupe	Pb (ppm)	Pb in GM Guadalupe: VG	10,000.0
Guadalupe	Zn (ppm)	Zn in GM Guadalupe: RG	10,000.0
Guadalupe	Zn (ppm)	Zn in GM Guadalupe: VG	10,000.0
La Potosina	Ag (ppm)	Ag_V1	800.0
La Potosina	Ag (ppm)	Ag_V2	800.0

Deposit	Element	Domain	Capping Value
La Potosina	Ag (ppm)	Ag_V3	800.0
La Potosina	Ag (ppm)	Ag_V5	350.0
La Potosina	Au (ppm)	Au_V1	1.3
La Potosina	Au (ppm)	Au_V2	1.0
La Potosina	Au (ppm)	Au_V3	1.0
La Potosina	Au (ppm)	Au_V5	1.0
La Potosina	Cu (ppm)	Cu_V1	3,000.0
La Potosina	Cu (ppm)	Cu_V2	250.0
La Potosina	Cu (ppm)	Cu_V3	250.0
La Potosina	Cu (ppm)	Cu_V5	1,600.0
La Potosina	Pb (ppm)	Pb_V1	15,000.0
La Potosina	Pb (ppm)	Pb_V2	4,000.0
La Potosina	Pb (ppm)	Pb_V3	4,000.0
La Potosina	Pb (ppm)	Pb_V5	20,000.0
La Potosina	Zn (ppm)	Zn_V1	31,600.0
La Potosina	Zn (ppm)	Zn_V2	6,000.0
La Potosina	Zn (ppm)	Zn_V3	6,000.0
La Potosina	Zn (ppm)	Zn_V5	40,000.0

The QP is satisfied that the capping is appropriate to ameliorate the impact of extreme grade values in the deposits and is appropriate for Mineral Resource estimation.

14.1.7.3 Drillhole Compositing

Compositing is carried out to ensure a common 'change of support' length to avoid bias due to variable sampling lengths. Some variation in sampling lengths is inevitable as samplers endeavour to sample homogeneous geological units. If samples are not composited, small-length samples with a high grade (and the converse) might bias the estimation process.

Composite lengths for each deposit are summarized in Table 14-11. The QP is satisfied that the compositing is appropriate to manage potential length-weighting bias and is appropriate for Mineral Resource estimation.

Table 14-11 Composite Lengths

Deposit	Composite Length (m)
Avino ET	1.5
Oxide Tailings	1.6
San Gonzalo	1.0
Guadalupe	0.75
La Potosina	1.0

14.1.8 Bulk Density

14.1.8.1 Density Data

Density data was supplied by AVINO in the form of a set of measurements made on a wax-coated core at the site using the Archimedes immersion method. Summary statistics for these measurements are provided in Table 14-12.

Table 14-12 Avino Vein System Density Data Summary

Zone	Rock Code	Count	Length	Mean
Avino ET	AND	93	9.5	2.60
Avino ET	BX	87	9.0	2.68
Avino ET	INT	50	5.2	2.60
Avino ET	ROC	61	6.1	2.60
Avino ET	STKWK	27	2.8	2.68
Avino ET	VN	35	3.3	2.74
Guadalupe	AND	31	3.1	2.59
Guadalupe	BX	4	0.4	2.90
Guadalupe	INT	1	0.1	2.58
Guadalupe	VN	13	1.3	2.83
La Potosina	AND	10	0.6	2.62
La Potosina	ROC	52	5.2	2.62
La Potosina	VN	33	3.1	2.69
San Gonzalo	AND	91	9.0	2.60
San Gonzalo	INT	30	3.0	2.56
San Gonzalo	STKWK	1	0.1	2.57
San Gonzalo	VN	18	1.8	2.48
Total		**637**	**63.7**	**2.63**

The QP estimated bulk density from the density measurements at all the deposits. Simple kriging using the global density means for each of the domains was employed.

Before 2015, AVINO conducted bulk density measurements on 432 samples from 20 drillholes in the Oxide Tailings. Based on these data, Slim (2005d) determined a global average bulk density value of 1.605 for the Oxide Tailings. No new specific gravity data that can be considered representative of the tailings pile has been collected, so the QP used the specific gravity value of 1.605 for the current Oxide Tailings estimate, except for the waste rock layer in the Oxide Tailings, which was assigned a bulk density of 2.5 t/m^3.

The QP believes that the quality and quality of bulk density data is sufficient to support Mineral Resource estimation.

14.1.9 Variography and Spatial Analysis

Variography was conducted utilizing Snowden Supervisor™ software for the San Gonzalo and Oxide Tailings Deposits. Leapfrog EDGE software was used to model the Avino Vein domain variograms using normal scores transform to reduce the effect of extreme values. The experimental variograms were modelled parallel to the orientations of the veins in the case of the Avino and San Gonzalo Veins and horizontal for the tailings deposit.

Experimental variograms were modelled for the Avino Vein system and the tailings for all domains and the relevant potentially useful metals, silver, gold, and copper. Experimental variograms were modelled for the San Gonzalo Vein system for all domains and the relevant, potentially useful metals, silver and gold. The variogram models for San Gonzalo have been revised since 2016 to incorporate the observed sub-horizontal trends in grade that appear to reflect the telescoping of the mineralization into a vertical window some two to three hundred metres in vertical extent.

Figure 14-10 through Figure 14-16 show representative variograms. Variograms were modelled in normal scores transform, then back transformed and used for estimation on the untransformed grade data in Leapfrog Edge™. NN and inverse distance (ID) estimates used the same search ellipses applied for the corresponding OK estimators.


2D Back Transformed Variogram
Dip = 60.00, Dip Azimuth = 158.00
270°
315°
225°
180°
0°
135°
45°
90°
Pitch
Variogram
54 → 194 Major Axis Back Transformed Variogram
17 → 078 Semi-major Axis Back Transformed Variogram
30 → 338 Minor Axis Back Transformed Variogram
(Semi-)Variogram
Distance
Total Sill: 2957.0
σ² = 2912

Figure 14-10 Avino Vein: Main Zone Experimental and Modelled Silver Variograms (Red Pennant 2025)


2D Back Transformed Variogram
Dip = 60.00, Dip Azimuth = 158.00
Pitch
Variogram
54 → 194 Major Axis Back Transformed Variogram
17 → 078 Semi-major Axis Back Transformed Variogram
30 → 338 Minor Axis Back Transformed Variogram
(Semi-)Variogram
Distance
Total Sill: 0.3852
σ² = 0.3864

Figure 14-11 Avino Vein: Main Zone Experimental and Modelled Gold Variograms (Red Pennant 2025)


2D Back Transformed Variogram
Dip = 60.00, Dip Azimuth = 158.00
Pitch
Variogram
54 → 194 Major Axis Back Transformed Variogram
17 → 078 Semi-major Axis Back Transformed Variogram
30 → 338 Minor Axis Back Transformed Variogram
(Semi-)Variogram
Distance
Total Sill: 18490000.0
σ² = 1.854e+07

Figure 14-12 Avino Vein: Main Zone Experimental and Modelled Copper Variograms (Red Pennant 2025)


2D Variogram for AG_GT Values
Dip = 76.00 Dip Azimuth = 32.00
Pitch
Major Axis Variogram for AG_GT Values
Total sill = 474200.0 (1.046)
Distance
Semi-major Axis Variogram for AG_GT Values
Total sill = 474200.0 (1.046)
Distance
Minor Axis Variogram for AG_GT Values
Total sill = 474200.0 (1.046)
(semi-)variogram (453489)
Distance

Figure 14-13 San Gonzalo Vein: SG1 Experimental and Modelled Silver Variograms (Red Pennant 2020)


2D Variogram for AU_GT Values
Dip = 76.00 Dip Azimuth = 31.68
Pitch
Major Axis Variogram for AU_GT Values
Total sill = 22.44
Distance
Semi-major Axis Variogram for AU_GT Values
Total sill = 22.44
Distance
Minor Axis Variogram for AU_GT Values
Distance

Figure 14-14 San Gonzalo Vein: SG1 Experimental and Modelled Gold Variograms (Red Pennant 2020)


2D Back Transformed Variogram
Dip = 0.00, Dip Azimuth = 0.00
Pitch
Variogram
00 → 226 Major Axis Back Transformed Variogram
00 → 136 Semi-major Axis Back Transformed Variogram
90 → / Minor Axis Back Transformed Variogram
Total Sill: 607.7
σ² = 834.304
(Semi-)Variogram
Distance

Figure 14-15 Older Oxide Tailings Domain Experimental Silver Variograms (Red Pennant 2022)


2D Back Transformed Variogram
Dip = 0.00, Dip Azimuth = 0.00
Pitch
Variogram
00 → 226 Major Axis Back Transformed Variogram
00 → 136 Semi-major Axis Back Transformed Variogram
90 → / Minor Axis Back Transformed Variogram
Total Sill: 0.0202
σ² = 0.0202385
(Semi-)Variogram
Distance

Figure 14-16 Older Oxide Tailings Domain Experimental Gold Variograms (Red Pennant 2020)

14.1.10 Interpolation Plan and Kriging Parameters

Estimation for the Avino and San Gonzalo Vein systems was carried out using Leapfrog Edge™ software, and parameters were optimized by minimizing the number of negative kriging weights and maximizing the Kriging slope of the regression of the estimates.

14.1.10.1 Avino

A sub-blocked block model was created to cover the Avino system. The parent block size of 16m by 16 m by 16 m was used for the block model and resource estimate. Sub-blocks of 2 m by 2 m by 2 m were used to better fill the vein system model shapes. Sub-blocks were populated with grades corresponding to those estimated in the parent blocks. The interpolation method used for populating the block model was OK with locally variable anisotropy, following the orientation of the veins.

Estimation parameters for the Avino Vein System are summarized in Table 14-13 and Table 14-14.

14.1.10.2 San Gonzalo

A single-block model was created to cover the San Gonzalo system. A block size of 10 m by 10 m by 10 m was used for the block model and resource estimate. The interpolation method used for populating the block model was OK. Estimation parameters used for the San Gonzalo system are summarized in Table 14-15.

14.1.10.3 Guadalupe

A single-block model was created to cover the Guadalupe veins. A block size of 5 m by 5 m by 5 m with sub-blocks of a minimum size of 0.625 m x 0.625 m x 0.625 m. was used for the block model and resource estimate. The interpolation method used for populating the block model was OK. A minimum of 16 and a maximum of 48 composites were used per block, with a maximum of 40 samples per drillhole.

14.1.10.4 La Potosina

A single-block model was created to cover the La Potosina system. A block size of 10 m by 10 m by 10 m was used for the block model and resource estimate. The interpolation method used for populating the block model was OK following a kriging neighbourhood specification tested in Snowden Supervisor™ software. A minimum of 16 and a maximum of 48 composites were used per block, with a maximum of 40 samples per drillhole.

14.1.10.5 Oxide Tailings

A single-block model was created to cover the Avino Oxide Tailings Deposit. A block size of 30 m by 30 m by 4 m was used for the block model and resource estimate, as the average distance between sample drillholes approximates 30 m and the composite length is 2 m. To conserve volume, sub-blocks were created to a minimum lateral dimension of 3.75 m and vertical dimension of 0.5 m. The primary interpolation method was OK, with ID and NN estimates used as checks. A minimum of 3 and a maximum of 20 composites were used per block, with a maximum of 2 samples per drillhole. The data used for tailings deposit estimation was restricted to the more modern data from the 2015/16 and 2021/22 drilling campaigns. Pre-2015 data did not sample the sulphide tailings material and was not supported by a systematic QA/QC program.

Estimation parameters used for the Oxide Tailings Deposit are summarized in Table 14-16.

Table 14-13 Avino ET Deposit Variogram Parameters

General				Structure 1									Structure 2								
Variogram Name	Variance	Nugget	Normalised Nugget	Sill	Normalised sill	Structure	Major	Semi-major	Minor	Dip	Dip Azi.	Pitch	Sill	Normalised sill	Structure	Major	Semi-major	Minor	Dip	Dip Azi.	Pitch
Ag_BEST_Avino_Vn: Transformed Variogram Model	2911.563	842.6062983	0.2894	1616.209	0.5551	Spherical	55	55	7	60	158	110	497.8773	0.171	Spherical	270	230	13	60	158	110
Ag_BEST_HW_Br: Transformed Variogram Model	943.4778	252.6633484	0.2678	475.4185	0.5039	Spherical	45	45	7	40	195	145	77.08213	0.0817	Spherical	170	100	12	40	195	145
Au_BEST_Avino_Vn: Transformed Variogram Model	0.386393	0.114333689	0.2959	0.200693	0.5194	Spherical	55	55	7	60	158	110	0.070246	0.1818	Spherical	300	280	13	60	158	110
Au_BEST_HW_Br: Transformed Variogram Model	0.387862	0.132648804	0.342	0.200447	0.5168	Spherical	68.82	45	7	40	195	145	0.017415	0.0449	Spherical	190	100	12	40	195	145
Cu_BEST_Avino_Vn: Transformed Variogram Model	18542868	4461413.962	0.2406	9100839	0.4908	Spherical	95	50	7	60	158	110	4928694	0.2658	Spherical	260	185	21	60	158	110
Cu_BEST_HW_Br: Transformed Variogram Model	2980376	1244604.999	0.4176	1735771	0.5824	Spherical	140	70	10	40	195	145	-	-	-	-	-	-	-	-	-

Table 14-14 Avino Vein System Search Parameters

General				Ellipsoid Ranges			Ellipsoid Orientation	Number of Samples		Drillhole Limit
Estimator Name	Domain	Numeric Values	Source	Maximum	Intermediate	Minimum	Variable Orientation	Minimum	Maximum	Max Samples per Hole
Kr, Ag_BEST_Avino_Vn	GM_Domains_2025: Avino_Vn	Ag_BEST	_Drillholes_Oct2025: Comps_2025	270	230	13	VO, Ag_BEST_Avino_Vn	5	16	3
Kr, Ag_BEST_HW_Br	GM_Domains_2025: HW_Br	Ag_BEST	_Drillholes_Oct2025: Comps_2025	200	120	20	VO 2, HW_Br	5	16	3
Kr, Au_BEST_Avino_Vn	GM_Domains_2025: Avino_Vn	Au_BEST	_Drillholes_Oct2025: Comps_2025	300	200	30	VO, Au_BEST_Avino_Vn	5	16	3
Kr, Au_BEST_HW_Br	GM_Domains_2025: HW_Br	Au_BEST	_Drillholes_Oct2025: Comps_2025	200	120	20	VO 2, HW_Br	5	16	3
Kr, Cu_BEST_Avino_Vn	GM_Domains_2025: Avino_Vn	Cu_BEST	_Drillholes_Oct2025: Comps_2025	300	200	30	VO, Cu_BEST_Avino_Vn	5	16	3
Kr, Cu_BEST_HW_Br	GM_Domains_2025: HW_Br	Cu_BEST	_Drillholes_Oct2025: Comps_2025	200	120	20	VO 2, HW_Br	5	16	3

Table 14-15 San Gonzalo Vein System: Variogram and Search Parameters

Metal	Domain	Nugget C0	C1	C2	R11	R12	R13	R21	R22	R23	Ellipsoid Rotation		Pitch	Min Comps	Max Comps
											Dip	Azimuth			
Ag	SG1	165000	200000	109160	16	16	6	92	84	13	76	32	170	8	32
Ag	SG2	4060	6156	900	16	16	6	92	84	16	84	358	168	8	32
Ag	SG3	5000	9000	4013	16	16	6	92	84	16	73	42	166	8	32
Ag	SG4	160000	180000	72635	16	16	6	92	84	16	86	9	117	8	32
Ag	SG5	10000	15000	6487	16	16	6	92	84	16	76	198	14	8	32
Ag	SG6	2000	2000	1400	16	16	6	92	84	16	87	34	168	8	32
Au	SG1	11	7.5	3.94	13	10	3	71	51	10	76	32	170	8	32
Au	SG2	0.17	0.1	0.071	13	10	3	71	51	10	82	358	12	8	32
Au	SG3	0.27	0.2	0.069	13	10	3	71	51	10	73	42	166	8	32
Au	SG4	2.03	0.7	0.33	13	10	3	71	51	10	86	9	168	8	32
Au	SG5	1.6	0.9	0.66	13	10	3	71	51	10	76	198	14	8	32
Au	SG6	0.16	0.1	0.06	13	10	3	71	51	10	87	34	89	8	32

Table 14-16 Oxide Tailings Deposit: Variogram and Search Parameters

Domain 10		C1	R11	R12	R13	C2	R21	R22	R23	Angle1	Angle2	Angle3	Min Comps	Max Comps
Metal	Nugget													
Ag	0.37	0.49	30	7	68	0.14	130	20	170	0	-90	135	8	32
Au	0.39	0.51	55	8	16	0.1	100	20	92	0	-90	135	8	32
Cu	0.2	0.59	68	8	24	0.21	195	19	112	0	-90	135	8	32
Pb	0.45	0.35	63	13	70	0.2	269	14	170	0	-90	135	8	32
Zn	0.23	0.42	190	11	51	0.35	191	12	165	0	-90	135	8	32

Table 14-17 Guadalupe Variogram Parameters

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1						
	Variogram Name	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
0	Ag in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
1	Ag in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
2	Ag in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.716131301		Spherical		120	70	8
3	Ag in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	4284.033634	1693.050092	0.3952	2585.414298	0.6035	Spherical		120	70	8
4	Au in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	59.04263724	Data	0.399657818	0.13520424	0.3383	0.263294571	0.6588	Spherical		120	70	8

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1						
	Variogram Name	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
5	Au in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	59.04263724	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
6	Au in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	2.518726395	1.154332307	0.4583	1.362379107	0.5409	Spherical		120	70	8
7	Au in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.286155285		0.711740918		Spherical		120	70	8
8	Bi in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
9	Bi in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
10	Bi in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	14061.66786	5905.900501	0.42	8154.361191	0.5799	Spherical		70.84	51.26	7.997
11	Bi in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.71812693		Spherical		70.84	51.26	7.997
12	Cu in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
13	Cu in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
14	Cu in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	15478913.55	5495014.309	0.355	9959132.976	0.6434	Spherical		120	70	8
15	Cu in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.716131301		Spherical		120	70	8
16	Pb in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
17	Pb in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
18	Pb in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	15478913.55	5495014.309	0.355	9959132.976	0.6434	Spherical		120	70	8
19	Pb in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.716131301		Spherical		120	70	8
20	SG_Guadalupe: Variogram Model	0	0	57.31172605	Data	0.027738775	0	0	0.048154513	1.736	Spherical		200	200	112.5
21	Zn in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Data	13537.56488	3996.289153	0.2952	9485.771712	0.7007	Spherical		120	70	8
22	Zn in GM Guadalupe: RG: Transformed Variogram Model	61.67136536	174.8535386	47.39313454	Normal score	0.993758923	0.200268487		0.7935165		Spherical		120	70	8
23	Zn in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Data	15478913.55	5495014.309	0.355	9959132.976	0.6434	Spherical		120	70	8
24	Zn in GM Guadalupe: VG: Transformed Variogram Model	77.33	22.14869774	112.2649222	Normal score	0.99781427	0.281676333		0.716131301		Spherical		120	70	8

Table 14-18 Guadalupe Search Parameters

General			Ellipsoid Ranges			Ellipsoid Directions				Number of samples		Outlier Restrictions			Sector Search			Drillhole Limit	
Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch	Variable Orientation	Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors	Max Samples per Hole	Apply Drillhole Limit per Sector
ID_Ag_RG	GM Guadalupe: RG	Ag	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Ag_VG	GM Guadalupe: VG	Ag	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Au_RG	GM Guadalupe: RG	Au	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Au_VG	GM Guadalupe: VG	Au	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Cu_RG	GM Guadalupe: RG	Cu_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Cu_VG	GM Guadalupe: VG	Cu_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Pb_RG	GM Guadalupe: RG	Pb_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Pb_VG	GM Guadalupe: VG	Pb_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Zn_RG	GM Guadalupe: RG	Zn_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
ID_Zn_VG	GM Guadalupe: VG	Zn_ppm	150	150	12				Variable Orientation	1	20	None			None			2	1
Kr_Ag_RG	GM Guadalupe: RG	Ag	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Ag_VG	GM Guadalupe: VG	Ag	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Au_RG	GM Guadalupe: RG	Au	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Au_VG	GM Guadalupe: VG	Au	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Cu_RG	GM Guadalupe: RG	Cu_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Cu_VG	GM Guadalupe: VG	Cu_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Pb_RG	GM Guadalupe: RG	Pb_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Pb_VG	GM Guadalupe: VG	Pb_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
Kr_Zn_RG	GM Guadalupe: RG	Zn_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1

General			Ellipsoid Ranges			Ellipsoid Directions				Number of samples		Outlier Restrictions			Sector Search			Drillhole Limit	
Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch	Variable Orientation	Minimum	Maximum	Method	Distance	Threshold	Method	Max Samples	Max Empty Sectors	Max Samples per Hole	Apply Drillhole Limit per Sector
Kr_Zn_VG	GM Guadalupe: VG	Zn_ppm	150	150	12				Variable Orientation	3	20	None			None			2	1
NN_Ag_RG	GM Guadalupe: RG	Ag	150	150	12	77.3	22.1	112.3											
NN_Ag_VG	GM Guadalupe: VG	Ag	150	150	12	77.3	22.1	112.3											
NN_Au_RG	GM Guadalupe: RG	Au	150	150	12	77.3	22.1	112.3											
NN_Au_VG	GM Guadalupe: VG	Au	150	150	12	77.3	22.1	112.3											
NN_Cu_RG	GM Guadalupe: RG	Cu_ppm	150	150	12	77.3	22.1	112.3											
NN_Cu_VG	GM Guadalupe: VG	Cu_ppm	150	150	12	77.3	22.1	112.3											
NN_Pb_RG	GM Guadalupe: RG	Pb_ppm	150	150	12	77.3	22.1	112.3											
NN_Pb_VG	GM Guadalupe: VG	Pb_ppm	150	150	12	77.3	22.1	112.3											
NN_Zn_RG	GM Guadalupe: RG	Zn_ppm	150	150	12	77.3	22.1	112.3											
NN_Zn_VG	GM Guadalupe: VG	Zn_ppm	150	150	12	77.3	22.1	112.3											

Table 14-19 La Potosina Variogram Parameters

	General	Direction							Structure 1									Structure 2				
	Variogram Model	Dip	Dip Azimuth	Pitch	Model Space	Variance	Nugget	Normalized Nugget	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
0	Ag_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998158056	0.281375741		0.388882379		Spherical		15	15	8	0.328893079		Spherical		120	70	25
1	Ag_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	91752.33371	41224.32354	0.4493	33801.55974	0.3684	Spherical		15	15	8	16698.92474	0.182	Spherical		120	70	25
2	Ag_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Data	12449.84951	5268.776312	0.4232	4468.250989	0.3589	Spherical		15	15	8	2614.468397	0.21	Spherical		120	70	25
3	Ag_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
4	Ag_V3: Transformed Variogram Model	53.46	229.71	91.46	Data	135.2200781	43.60847518	0.3225	51.19432156	0.3786	Spherical		15	15	8	38.48363422	0.2846	Spherical		120	70	25

	General	Direction							Structure 1									Structure 2				
	Variogram Model	Dip	Dip Azimuth	Pitch	Model Space	Variance	Nugget	Normalized Nugget	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
5	Ag_V3: Transformed Variogram Model	53.46	229.71	91.46	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25
6	Ag_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	11247.49938	3717.298544	0.3305	4338.16051	0.3857	Spherical		15	15	8	3152.674075	0.2803	Spherical		120	70	25
7	Ag_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.327756378		Spherical		120	70	25
8	Au_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	0.099158718	0.029628625	0.2988	0.043996723	0.4437	Spherical		15	15	8	0.025473875	0.2569	Spherical		120	70	25
9	Au_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998158056	0.237607733		0.432601701		Spherical		15	15	8	0.328893079		Spherical		120	70	25
10	Au_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Data	12449.84951	5268.776312	0.4232	4468.250989	0.3589	Spherical		15	15	8	2614.468397	0.21	Spherical		120	70	25
11	Au_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
12	Au_V3: Transformed Variogram Model	53.46	229.71	91.46	Data	135.2200781	43.60847518	0.3225	51.19432156	0.3786	Spherical		15	15	8	38.48363422	0.2846	Spherical		120	70	25
13	Au_V3: Transformed Variogram Model	53.46	229.71	91.46	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25
14	Au_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	11247.49938	3717.298544	0.3305	4338.16051	0.3857	Spherical		15	15	8	3152.674075	0.2803	Spherical		120	70	25
15	Au_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.327756378		Spherical		120	70	25
16	Cu_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	612955.0189	209814.503	0.3423	266819.3197	0.4353	Spherical		15	15	8	133746.7851	0.2182	Spherical		120	108.8	25

	General	Direction							Structure 1									Structure 2				
	Variogram Model	Dip	Dip Azimuth	Pitch	Model Space	Variance	Nugget	Normalized Nugget	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
17	Cu_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998158056	0.237607733		0.432601701		Spherical		15	15	8	0.322604684		Spherical		120	108.8	25
18	Cu_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Data	12449.84951	5268.776312	0.4232	4468.250989	0.3589	Spherical		15	15	8	2614.468397	0.21	Spherical		120	70	25
19	Cu_V2: Transformed Variogram Model	70.65	240.23	159.6950395	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
20	Cu_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Data	1766.034162	615.9927156	0.3488	660.3201731	0.3739	Spherical		15	15	8	466.762829	0.2643	Spherical		120	70	25
21	Cu_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25
22	Cu_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	262084.0666	96892.47941	0.3697	101243.0749	0.3863	Spherical		15	15	8	62873.96757	0.2399	Spherical		120	47.42	25
23	Cu_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.325866432		Spherical		120	47.42	25
24	Pb_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	9823804.02	3015907.834	0.307	4459024.645	0.4539	Spherical		13.31	8.304	8	2311541.086	0.2353	Spherical		140.5	108.8	25.31
25	Pb_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998158056	0.237607733		0.442882729		Spherical		13.31	8.304	8	0.313820893		Spherical		140.5	108.8	25.31
26	Pb_V2: Transformed Variogram Model	70.65	240.23	126.0421913	Data	4132078.927	1671839.134	0.4046	1487961.622	0.3601	Spherical		15	15	8	936329.0849	0.2266	Spherical		120	70	25
27	Pb_V2: Transformed Variogram Model	70.65	240.23	126.0421913	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
28	Pb_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Data	1766.034162	615.9927156	0.3488	660.3201731	0.3739	Spherical		15	15	8	466.762829	0.2643	Spherical		120	70	25
29	Pb_V3: Transformed	53.46	229.71	31.93709148	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25

	General	Direction			Model Space	Variance	Nugget	Normalized Nugget	Structure 1							Structure 2						
	Variogram Model	Dip	Dip Azimuth	Pitch					Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized Sill	Structure	Alpha	Major	Semi-major	Minor
	Variogram Model																					
30	Pb_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	262084.0666	96892.47941	0.3697	101243.0749	0.3863	Spherical		15	15	8	62873.96757	0.2399	Spherical		120	47.42	25
31	Pb_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.325866432		Spherical		120	47.42	25
32	SG: Variogram Model	51.37	216.17	158.5941841	Data	0.041409017	0	0	0.041160563	0.994	Spherical		150	140	40							
33	Zn_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Data	89373310.08	29546816.31	0.3306	39860496.29	0.446	Spherical		13.31	8.304	8	19983872.13	0.2236	Spherical		104.7	93.26	25.35
34	Zn_V1: Transformed Variogram Model	55.72	213.85	157.8142458	Normal score	0.998146432	0.237604966		0.442877572		Spherical		13.31	8.304	8	0.319706302		Spherical		104.7	93.26	25.35
35	Zn_V2: Transformed Variogram Model	70.65	240.23	126.0421913	Data	4132078.927	1671839.134	0.4046	1487961.622	0.3601	Spherical		15	15	8	936329.0849	0.2266	Spherical		120	70	25
36	Zn_V2: Transformed Variogram Model	70.65	240.23	126.0421913	Normal score	0.985259486	0.277739699		0.383857096		Spherical		15	15	8	0.324643001		Spherical		120	70	25
37	Zn_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Data	1766.034162	615.9927156	0.3488	660.3201731	0.3739	Spherical		15	15	8	466.762829	0.2643	Spherical		120	70	25
38	Zn_V3: Transformed Variogram Model	53.46	229.71	31.93709148	Normal score	0.969211873	0.273215957		0.377604946		Spherical		15	15	8	0.319355312		Spherical		120	70	25
39	Zn_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Data	262084.0666	96892.47941	0.3697	101243.0749	0.3863	Spherical		15	15	8	62873.96757	0.2399	Spherical		120	47.42	25
40	Zn_V5: Transformed Variogram Model	56.97	192.12	20.66299841	Normal score	0.99470828	0.280403266		0.387538346		Spherical		15	15	8	0.325866432		Spherical		120	47.42	25

Table 14-20 La Potosina Search Parameters

	General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Drillhole Limit	
	Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Max Samples per Hole	Apply Drillhole Limit per Sector
0	ID, Ag_V1	Domains_MOB: V1	Ag	200	150	40				Variable Orientation	3	20	2	1
1	ID, Ag_V2	Domains_MOB: V2	Ag	200	150	40				Variable Orientation	3	20	2	1
2	ID, Ag_V3	Domains_MOB: V3	Ag	200	150	40				Variable Orientation	3	20	2	1
3	ID, Ag_V5	Domains_MOB: V5	Ag	200	150	20				Variable Orientation	3	20	2	1
4	ID, Au_V1	Domains_MOB: V1	Au	200	150	40				Variable Orientation	3	20	2	1
5	ID, Au_V2	Domains_MOB: V2	Au	200	150	40				Variable Orientation	3	20	2	1
6	ID, Au_V3	Domains_MOB: V3	Au	200	150	40				Variable Orientation	3	20	2	1
7	ID, Au_V5	Domains_MOB: V5	Au	200	150	20				Variable Orientation	3	20	2	1
8	ID, Cu_V1	Domains_MOB: V1	Cu_ppm	200	150	40				Variable Orientation	3	20	2	1
9	ID, Cu_V2	Domains_MOB: V2	Cu_ppm	200	150	40				Variable Orientation	3	20	2	1
10	ID, Cu_V3	Domains_MOB: V3	Cu_ppm	200	150	40				Variable Orientation	3	20	2	1
11	ID, Cu_V5	Domains_MOB: V5	Cu_ppm	200	150	20				Variable Orientation	3	20	2	1
12	ID, Pb_V1	Domains_MOB: V1	Pb_ppm	200	150	40				Variable Orientation	3	20	2	1
13	ID, Pb_V2	Domains_MOB: V2	Pb_ppm	200	150	40				Variable Orientation	3	20	2	1
14	ID, Pb_V3	Domains_MOB: V3	Pb_ppm	200	150	40				Variable Orientation	3	20	2	1
15	ID, Pb_V5	Domains_MOB: V5	Pb_ppm	200	150	20				Variable Orientation	3	20	2	1
16	ID, Zn_V1	Domains_MOB: V1	Zn_ppm	200	150	40				Variable Orientation	3	20	2	1
17	ID, Zn_V2	Domains_MOB: V2	Zn_ppm	200	150	40				Variable Orientation	3	20	2	1
18	ID, Zn_V3	Domains_MOB: V3	Zn_ppm	200	150	40				Variable Orientation	3	20	2	1

	General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Drillhole Limit	
	Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Max Samples per Hole	Apply Drillhole Limit per Sector
19	ID, Zn_V5	Domains_MOB: V5	Zn_ppm	200	150	20				Variable Orientation	3	20	2	1
20	Kr, Ag_V1	Domains_MOB: V1	Ag	200	150	40				Variable Orientation	3	20	2	1
21	Kr, Ag_V2	Domains_MOB: V2	Ag	200	150	40				Variable Orientation	3	20	2	1
22	Kr, Ag_V3	Domains_MOB: V3	Ag	200	150	40				Variable Orientation	3	20	2	1
23	Kr, Ag_V5	Domains_MOB: V5	Ag	200	150	20				Variable Orientation	3	20	2	1
24	Kr, Au_V1	Domains_MOB: V1	Au	200	150	40				Variable Orientation	3	20	2	1
25	Kr, Au_V2	Domains_MOB: V2	Au	200	150	40				Variable Orientation	3	20	2	1
26	Kr, Au_V3	Domains_MOB: V3	Au	200	150	40				Variable Orientation	3	20	2	1
27	Kr, Au_V5	Domains_MOB: V5	Au	200	150	20				Variable Orientation	3	20	2	1
28	Kr, Cu_V1	Domains_MOB: V1	Cu_ppm	200	150	40				Variable Orientation	3	20	2	1
29	Kr, Cu_V2	Domains_MOB: V2	Cu_ppm	200	150	40				Variable Orientation	3	20	2	1
30	Kr, Cu_V3	Domains_MOB: V3	Cu_ppm	200	150	40				Variable Orientation	3	20	2	1
31	Kr, Cu_V5	Domains_MOB: V5	Cu_ppm	200	150	20				Variable Orientation	3	20	2	1
32	Kr, Pb_V1	Domains_MOB: V1	Pb_ppm	200	150	40				Variable Orientation	3	20	2	1
33	Kr, Pb_V2	Domains_MOB: V2	Pb_ppm	200	150	40				Variable Orientation	3	20	2	1
34	Kr, Pb_V3	Domains_MOB: V3	Pb_ppm	200	150	40				Variable Orientation	3	20	2	1
35	Kr, Pb_V5	Domains_MOB: V5	Pb_ppm	200	150	20				Variable Orientation	3	20	2	1
36	Kr, Zn_V1	Domains_MOB: V1	Zn_ppm	200	150	40				Variable Orientation	3	20	2	1
37	Kr, Zn_V2	Domains_MOB: V2	Zn_ppm	200	150	40				Variable Orientation	3	20	2	1
38	Kr, Zn_V3	Domains_MOB: V3	Zn_ppm	200	150	40				Variable Orientation	3	20	2	1

	General			Ellipsoid Ranges			Ellipsoid Directions			Variable Orientation	Number of samples		Drillhole Limit	
	Interpolant Name	Domain	Numeric Values	Maximum	Intermediate	Minimum	Dip	Dip Azimuth	Pitch		Minimum	Maximum	Max Samples per Hole	Apply Drillhole Limit per Sector
39	Kr, Zn_V5	Domains_MOB: V5	Zn_ppm	200	150	20				Variable Orientation	3	20	2	1
40	NN, Ag_V1	Domains_MOB: V1	Ag	200	150	40	55.72	213.85	157.8142458					
41	NN, Ag_V2	Domains_MOB: V2	Ag	200	150	40	55.72	213.85	157.8142458					
42	NN, Ag_V3	Domains_MOB: V3	Ag	200	150	40	53.46	229.71	91.46					
43	NN, Ag_V5	Domains_MOB: V5	Ag	200	150	20	53.46	229.71	91.46					
44	NN, Au_V1	Domains_MOB: V1	Au	200	150	40	55.72	213.85	157.8142458					
45	NN, Au_V2	Domains_MOB: V2	Au	200	150	40	55.72	213.85	157.8142458					
46	NN, Au_V3	Domains_MOB: V3	Au	200	150	40	53.46	229.71	91.46					
47	NN, Au_V5	Domains_MOB: V5	Au	200	150	20	53.46	229.71	91.46					
48	NN, Cu_V1	Domains_MOB: V1	Cu_ppm	200	150	40	55.72	213.85	157.8142458					
49	NN, Cu_V2	Domains_MOB: V2	Cu_ppm	200	150	40	55.72	213.85	157.8142458					
50	NN, Cu_V3	Domains_MOB: V3	Cu_ppm	200	150	40	53.46	229.71	91.46					
51	NN, Cu_V5	Domains_MOB: V5	Cu_ppm	200	150	20	53.46	229.71	91.46					
52	NN, Pb_V1	Domains_MOB: V1	Pb_ppm	200	150	40	55.72	213.85	157.8142458					
53	NN, Pb_V2	Domains_MOB: V2	Pb_ppm	200	150	40	55.72	213.85	157.8142458					
54	NN, Pb_V3	Domains_MOB: V3	Pb_ppm	200	150	40	53.46	229.71	91.46					
55	NN, Pb_V5	Domains_MOB: V5	Pb_ppm	200	150	20	53.46	229.71	91.46					
56	NN, Zn_V1	Domains_MOB: V1	Zn_ppm	200	150	40	55.72	213.85	157.8142458					
57	NN, Zn_V2	Domains_MOB: V2	Zn_ppm	200	150	40	55.72	213.85	157.8142458					
58	NN, Zn_V3	Domains_MOB: V3	Zn_ppm	200	150	40	53.46	229.71	91.46					
59	NN, Zn_V5	Domains_MOB: V5	Zn_ppm	200	150	20	53.46	229.71	91.46					

14.1.11 Resource Block Models

14.1.11.1 Block Model Configurations

The specifications for the estimation block models are summarized in Table 14-21 to Table 14-25.

Table 14-21 Avino ET Deposit: Estimation Block Model Specifications

Blocks	X	Y	Z
Parent block size:	16	16	16
Sub-block count:	8	8	8
Minimum size:	2	2	2
Extents			
Base point:	569720.00	2712165.00	2383.00
Boundary size:	1440.00	976.00	960.00
Azimuth:	0.00	degrees	Enclose Object
Dip:	0.00	degrees	Set Angles From
Pitch:	0.00	degrees	
Size in blocks:	90 × 61 × 60 = 329,400		

Table 14-22 San Gonzalo (SG) Deposit: Estimation Block Model Specifications

Parent blocks:	X	Y	Z
Parent block size:	10	5	10
Sub-blocks			
Variable height			Minimum height: 0.000
Sub-block count:	4	20	10
Extents			
Base point:	571065.00	2714432.50	2355.00
Boundary size:	1630.00	360.00	560.00
Dip:	0.00 degrees		Enclose Object
Azimuth:	35.00 degrees		Set Angles From
Size in blocks:	163 × 72 × 56 = 657,216		

Table 14-23 Oxide Tailings Deposit: Estimation Block Model Specifications

Blocks	X	Y	Z
Parent block size:	30	30	4
Sub-block count:	8	8	8
Minimum size:	3.75	3.75	0.5
Extents			
Base point:	569330.00	2712030.00	2500.00
Boundary size:	990.00	870.00	360.00
Azimuth:	0.00	degrees	Enclose Object
Dip:	0.00	degrees	Set Angles From
Pitch:	0.00	degrees	
Size in blocks:	33 × 29 × 90 = 86,130		

Table 14-24 Guadalupe Deposit: Estimation Block Model Specifications

Blocks	X	Y	Z
Parent block size:	5	5	5
Sub-block count:	8	8	8
Minimum size:	0.625	0.625	0.625
Extents			
Base point:	570500.00	2713250.00	2370.00
Boundary size:	1490.00	750.00	500.00
Azimuth:	0.00	degrees	Enclose Object
Dip:	0.00	degrees	Set Angles From
Pitch:	0.00	degrees	
Size in blocks:	298 × 150 × 100 = 4,470,000		

Table 14-25 La Potosina Deposit: Estimation Block Model Specifications

Blocks	X	Y	Z
Parent block size:	12	12	12
Sub-block count:	8	8	16
Minimum size:	1.5	1.5	0.75
Extents			
Base point:	570170.00	2718190.00	1820.00
Boundary size:	1020.00	984.00	444.00
Azimuth:	44.90	degrees	Enclose Object
Dip:	-52.74	degrees	Set Angles From
Pitch:	0.00	degrees	
Size in blocks:	85 × 82 × 37 = 257,890		

14.1.11.2 Interpolation

The reported resource relies on OK as the best unbiased linear estimator of grade. Other interpolation methods, including ID2 and NN, were employed for model validation and are retained in the block models.

14.1.12 Model Validation

14.1.12.1 Statistics

Mean metal grade values (silver, gold, copper, lead and zinc) for estimated blocks using OK and ID2 for the Avino ET domains are shown in Table 14-26. The two types of estimates are similar, but the OK estimates are preferred as the spatial weighting applied to individual informing composites is based on the empirical results of experimental variography and is applied in a kriging matrix which provides the best linear unbiased estimator.

Table 14-26 Avino ET: Block Grade Estimates

Name		Block Count	Volume	Mean	Std. Dev.	CV
BX		1,025,214	23,274,728			
	AgID	878,444	20,351,352	51.29	46.21	0.90
	AgOK	860,420	20,024,936	56.57	40.80	0.72
	AuID	878,444	20,351,352	0.42	0.48	1.14
	AuOK	860,420	20,024,936	0.47	0.42	0.91
	CuID	878,444	20,351,352	0.42	0.35	0.84
	CuOK	860,420	20,024,936	0.43	0.29	0.68
	PbID	808,374	18,833,360	0.13	0.21	1.58
	PbOK	808,374	18,833,360	0.13	0.17	1.29
	ZnID	808,374	18,833,360	0.16	0.18	1.09
	ZnOK	808,374	18,833,360	0.15	0.12	0.81
BX_Hw		161,139	1,357,376			
	AgID	147,680	1,249,648	33.40	25.43	0.76
	AgOK	131,262	1,117,520	36.22	21.33	0.59
	AuID	147,680	1,249,648	0.51	0.36	0.70
	AuOK	131,262	1,117,520	0.53	0.27	0.51
	CuID	147,680	1,249,648	0.20	0.13	0.62
	CuOK	131,262	1,117,520	0.20	0.09	0.46
	PbID	147,680	1,249,648	0.04	0.05	1.22
	PbOK	131,262	1,117,520	0.05	0.05	0.95
	ZnID	147,680	1,249,648	0.05	0.05	0.93
	ZnOK	131,262	1,117,520	0.06	0.05	0.75

Mean metal grade values (silver and gold) for estimated blocks using OK and ID2 for the San Gonzalo Vein system domains are shown in Table 14-27. The two types of estimates are comparable, particularly in the Main Zone, which is the largest domain.

Table 14-27 San Gonzalo Vein: Block Estimates and Composite Sample Grades

Name		Block Count	Volume	Mean	Std. Dev.	CV	Variance	Minimum	L. Quartile	Median	U. Quartile	Maximum
SG1		356842	568531.25									
	Ag_ID	318859	509182.81	159.86	195.31	1.22	38144.29	2.30	37.33	94.93	211.95	3946.41
	Ag_OK	318859	509182.81	156.18	181.65	1.16	32995.31	3.04	42.33	100.38	203.94	2301.70
	Au_ID	271130	434606.25	0.81	1.19	1.47	1.41	0.01	0.19	0.41	0.99	28.14
	Au_OK	271130	434606.25	0.81	1.23	1.51	1.50	0.02	0.19	0.41	1.01	23.15
SG2		47936	74900.00									
	Ag_ID	36088	56387.50	38.81	30.67	0.79	940.36	5.98	21.94	31.47	44.11	624.41
	Ag_OK	36088	56387.50	47.95	33.71	0.70	1136.40	10.92	20.70	37.65	69.21	257.38
	Au_ID	24189	37795.31	0.31	0.27	0.85	0.07	0.05	0.09	0.16	0.50	1.16
	Au_OK	24189	37795.31	0.33	0.24	0.73	0.06	0.05	0.11	0.24	0.50	1.06
SG3		10025	15664.06									
	Ag_ID	5840	9125.00	78.37	23.01	0.29	529.47	22.23	65.38	79.68	92.21	200.60
	Ag_OK	9693	15145.31	80.66	24.89	0.31	619.35	29.95	70.31	75.23	82.29	249.26
	Au_ID	4535	7085.94	0.40	0.18	0.44	0.03	0.18	0.35	0.37	0.39	1.67
	Au_OK	4535	7085.94	0.40	0.17	0.43	0.03	0.22	0.32	0.34	0.38	1.24
SG4		122062	190721.88									
	Ag_ID	27942	43659.38	255.74	179.66	0.70	32277.38	27.03	105.08	179.65	416.42	1466.25
	Ag_OK	27942	43659.38	263.03	174.03	0.66	30285.34	33.52	100.17	239.88	402.12	821.71
	Au_ID	13551	21173.44	0.84	0.56	0.67	0.32	0.12	0.46	0.68	1.06	5.07
	Au_OK	13551	21173.44	0.91	0.61	0.67	0.37	0.21	0.47	0.64	1.49	2.75
SG5		47581	74345.31									
	Ag_ID	24108	37668.75	98.25	80.16	0.82	6426.00	14.83	19.64	80.86	170.84	326.19
	Ag_OK	24108	37668.75	94.40	64.34	0.68	4139.40	13.57	22.95	93.00	156.26	259.26

Name		Block Count	Volume	Mean	Std. Dev.	CV	Variance	Minimum	L. Quartile	Median	U. Quartile	Maximum
	Au_ID	14339	22404.69	0.68	0.63	0.93	0.40	0.06	0.12	0.43	1.23	2.42
	Au_OK	14339	22404.69	0.67	0.57	0.85	0.33	0.09	0.14	0.48	1.29	2.02
SG6		100563	157129.69									
	Ag_ID	45332	70831.25	47.82	44.86	0.94	2012.74	4.21	10.78	29.16	77.66	197.34
	Ag_OK	45332	70831.25	48.69	28.05	0.58	786.74	3.76	22.14	48.89	68.46	123.33
	Au_ID	26683	41692.19	0.30	0.31	1.04	0.10	0.01	0.05	0.16	0.49	1.57
	Au_OK	26683	41692.19	0.39	0.28	0.73	0.08	0.01	0.11	0.37	0.66	0.94

Mean values for estimated blocks and composites used for the estimation in the oxide tailings model are shown in Table 14-28. The block estimates show lower silver grades than the composites due to the declustering effect of kriging and the large numbers of relatively high-grade composites in the development sampling.

Table 14-28 Oxide Tailings: Block Estimates and Composite Sample Grades

Estimator	Ag (g/t)	Au (g/t)	Cu (%)	Zn (%)	Pb (%)
Ordinary Kriging	93.24	0.48	0.130	0.950	0.150
Nearest Neighbour	92.56	0.48	0.129	0.930	0.150
Inverse Distance	93.94	0.48	0.128	0.949	0.151
Composites	96.48	0.46	0.125	0.958	0.153
Number of Blocks	45,607	-	-	-	-

14.1.12.2 Sections

The spatial pattern of metal grade distributions for the Avino Vein is shown in Figure 14-17 to Figure 14-20, inclusive. Figure 14-17 shows a typical transverse section illustrating the interaction between the secondary (NE1) zone developed on the footwall side of the main Avino Vein system. Figure 14-18 to Figure 14-20 are longitudinal sections viewed from the south, showing silver, gold, and copper grades with high-grade zones tending to plunge at about 40° to the west. The spatial pattern conforms to the geometric pattern of historic stoping volumes and the experimental variography.


Ag_Eq
200
150
100
50
0
+2400
+2300
+2200
+2100
+2000
+1900
+1800
+1700
+1600
+1500
Plunge 00
Azimuth 060
0 50 100 150 200

Figure 14-17 Avino Vein: Typical Transverse Section, Looking Northeast Showing the Block Model Colour Coded by Silver Equivalent Grade (Red Pennant 2023)


Ag
200
150
100
50
0
0 50 100 150 200

Figure 14-18 Avino Vein: Longitudinal Section Showing the Block Model Colour Coded by Silver Grade (Red Pennant 2022)


Au
3
2.5
2
1.5
1
0.5
0

Figure 14-19 Avino Vein: Longitudinal Section Showing the Block Model Colour Coded by Gold Grade (Red Pennant 2022)



Figure 14-20 Avino Vein: Longitudinal Section Showing the Block Model Colour Coded by Copper Grade (Red Pennant 2020)

The spatial pattern of metal grade distributions for the San Gonzalo Vein is shown in Figure 14-21 to Figure 14-24, inclusive. Figure 14-21 shows a typical transverse section illustrating the relatively narrow San Gonzalo Vein and the Anjelica Vein (SG4). Figure 14-22 to Figure 14-24 are longitudinal sections viewed from the south showing silver, gold, and copper grades with high-grade zones with a subhorizontal tendency despite some local steepening. It has become clear by continued underground mapping and sampling that the San Gonzalo mineralization is depth-constrained within a 250 m interval, probably due to pressure constraining boiling levels during the residence time of the mineralizing fluids.


Ag_gt
600
500
400
300
200
100
6.622128
+2250
+2175
+2025
Plunge 00
Azimuth 126
0
25
50
75

Figure 14-21 San Gonzalo Vein: Typical Transverse Section, Looking East Aligned Along Drillhole SG1115 Showing the Block Model Centroids Colour Coded by Silver Grade (Red Pennant 2020)


500
200
100
50
25
10
0
50
100

Figure 14-22 San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Silver Grade (Red Pennant 2020)



Figure 14-23 San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Color Coded by Gold Grade (Red Pennant 2020)



Figure 14-24 San Gonzalo Vein: Longitudinal Section Showing the Block Model Centroids Colour Coded by Silver Equivalent (Red Pennant 2020)

14.1.12.3 Swath Plots

Swath plots were generated for the underground vein deposits to compare trends in the estimated grades for the three estimation methods (OK, ID, and NN) in the block models to the source sampling data. The estimation methods for comparison are OK (green), NN (red), and ID2 (blue) block estimates for silver, gold, and copper, and averages were generated for slices oriented parallel to the eastings, northings, and elevations. The widths of the

swaths (or slices) are 20 m for eastings and 10 m for elevations, and the number of blocks is plotted as histograms. The average of assay composites is shown as a black line.

Figure 14-25 through Figure 14-29 display the swath plots for the ET (Avino main) deposit, comparing block model estimates (lines) and the number of estimated blocks (bars).


Swathplot in X, 1 block spacing
AgID
AgNN
AgOK
AgOK
Average
Volume
Swath

Figure 14-25 Avino Vein, Swath Plot for Silver, Eastings (Red Pennant 2025)


Swathplot in Y, 1 block spacing
AgID
AgNN
AgOK
AgOK
Average
Volume
Swath

Figure 14-26 Avino Vein, Swath Plot for Silver, Northings (Red Pennant 2025)


Swathplot in Z, 1 block spacing
AgID
AgNN
AgOK
AgOK
Average
Volume
Swath
1e6

Figure 14-27 Avino Vein, Swath Plot for Silver, Elevation (Red Pennant 2025)


Swathplot in Z, 1 block spacing
AuID
AuID
AuNN
AuOK
Average
Volume
Swath
1e6

Figure 14-28 Avino Vein, Swath Plot for Gold, Elevation (Red Pennant 2025)


Swathplot in Z, 1 block spacing
CuID
CuNN
CuOK
CuOK
Average
Volume
Swath

Figure 14-29 Avino Vein, Swath Plot for Copper, Elevation (Red Pennant 2025)

Figure 14-30 through Figure 14-35 display the swath plots for the San Gonzalo deposit, comparing block model estimates and sample grades.


Swathplot in X, 2 block spacing
ID, AG_GT_SG1
ID, AG_GT_SG1
Kr, AG_GT_SG1: 3x3x2
Kr, AG_GT_SG1: 3x3x2: AG_GT Clipped Values
NN, AG_GT_SG1
Average
Volume
Swath

Figure 14-30 San Gonzalo Vein, Swath Plot for Silver, Eastings (Red Pennant 2022)


Swathplot in Y, 1 block spacing
ID, AG_GT_SG1
ID, AG_GT_SG1
Kr, AG_GT_SG1: 3x3x2
Kr, AG_GT_SG1: 3x3x2: AG_GT Clipped Values
NN, AG_GT_SG1
Average
Volume
Swath

Figure 14-31 San Gonzalo Vein, Swath Plot for Silver, Northings (Red Pennant 2022)


Swathplot in Z, 1 block spacing
ID, AG_GT_SG1
ID, AG_GT_SG1
Kr, AG_GT_SG1: 3x3x2
Kr, AG_GT_SG1: 3x3x2: AG_GT Clipped Values
NN, AG_GT_SG1
Average
Volume
Swath

Figure 14-32 San Gonzalo Vein, Swath Plot for Silver, Elevation (Red Pennant 2022)


Swathplot in X, 2 block spacing
ID, AU_GT_SG1
ID, AU_GT_SG1
ID, AU_GT_SG1: AU_GT Clipped Values
Kr, AU_GT_SG1: 3x3x2
NN, AU_GT_SG1
Average
Volume
Swath

Figure 14-33 San Gonzalo Vein, Swath Plot for Gold, Eastings (Red Pennant 2022)


Swathplot in Y, 1 block spacing
ID, AU_GT_SG1
ID, AU_GT_SG1
ID, AU_GT_SG1: AU_GT Clipped Values
Kr, AU_GT_SG1: 3x3x2
NN, AU_GT_SG1
Average
Volume
Swath

Figure 14-34 San Gonzalo Vein, Swath Plot for Gold, Northings (Red Pennant 2022)


Swathplot in Z, 1 block spacing
ID, AU_GT_SG1
ID, AU_GT_SG1
ID, AU_GT_SG1: AU_GT Clipped Values
Kr, AU_GT_SG1: 3x3x2
NN, AU_GT_SG1
Average
Volume
Swath

Figure 14-35 San Gonzalo Vein, Swath Plot for Gold, Elevation (Red Pennant 2022)

Figure 14-32 and Figure 14-35 illustrate the restricted vertical interval within which the pressure conditions for silver and gold grade mineralization were operative in the San Gonzalo mineralization event. Figure 14-28 shows a similar pattern for gold in the Avino Vein. However, Figure 14-27 and Figure 14-29 indicate that the silver and copper mineralization window for the Avino Vein system is more persistent with depth.

Figure 14-36 through Figure 14-41 display the swath plots for the Oxide Tailings Deposit, comparing block model estimates and sample grades.


Swathplot in X, 1 block spacing
ID, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos: Ag_ppm Clipped Values
Average
Volume
Swath

Figure 14-36 Older Oxide Tailings Domain, Swath Plot for Silver, Easting (Red Pennant 2023)


Swathplot in X, 1 block spacing
Average
Volume
Swath
ID, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos: Au_ppm Clipped Values
NN, Au_Oxidos_Antiguos

Figure 14-37 Older Oxide Tailings Domain, Swath Plot for Gold, Easting (Red Pennant 2023)


Swathplot in Y, 1 block spacing
Average
Volume
Swath
ID, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos: Ag_ppm Clipped Values

Figure 14-38 Older Oxide Tailings Domain, Swath Plot for Silver, Northing (Red Pennant 2023)


Swathplot in Y, 1 block spacing
ID, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos: Au_ppm Clipped Values
NN, Au_Oxidos_Antiguos
Average
Volume
Swath

Figure 14-39 Older Oxide Tailings Domain, Swath Plot for Gold, Northing (Red Pennant 2023)


Swathplot in Z, 1 block spacing
ID, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
Kr, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos
NN, Ag_Oxidos_Antiguos: Ag_ppm Clipped Values
Average
Volume
Swath

Figure 14-40 Older Oxide Tailings Domain, Swath Plot for Silver, Elevation (Red Pennant 2023)


Swathplot in Z, 1 block spacing
ID, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos
Kr, Au_Oxidos_Antiguos: Au_ppm Clipped Values
NN, Au_Oxidos_Antiguos
Average
Volume
Swath

Figure 14-41 Older Oxide Tailings Domain, Swath Plot for Gold, Elevation (Red Pennant 2023)

The swath plot comparisons show reasonable correspondence between block estimates and sampling data. As expected, the OK and ID estimates show fewer extreme values than the NN estimates, particularly near the edges of the models.

14.1.13 Mineral Resource Classification

14.1.13.1 Introduction

Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (adopted by the CIM Council on May 10, 2014) for reporting on Mineral Resources are stated below:

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of modifying factors ("Modifying Factors"). The phrase 'reasonable prospects for eventual economic extraction' implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method and mining, processing and general and administrative costs. The Qualified Person should state if the assessment is based on any direct evidence and testing.

Interpretation of the word 'eventual' in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage 'eventual economic extraction' as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the Project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

The Avino resource has estimates for silver, gold, and copper. Silver, gold, and copper are recovered from the Avino material, and gold and copper are included in the silver equivalent calculation. The bismuth grade has been estimated into the block model for guidance as a potential smelter penalty but is not included in the Mineral Resource statement.

The San Gonzalo Mineral Resource estimates are only for silver and gold.

Resource classification for Avino and San Gonzalo is based on Kriging variance, Kriging Slope of Regression, and geological considerations mapped to the average distance of estimated blocks from estimating data.

The 2014 CIM Definition Standards of indicated Mineral Resources includes the phrase that "quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit".

Quantitative criteria used for the classification of the Mineral Resources are summarized in Table 14-29 for the vein deposits and the Oxide Tailing deposit.

In the opinion of the QP, the current information available for estimating in situ density is insufficient to support localized (block) estimates to the same level of detail as the metal grades. However, the current data shows that the wall-rock and vein material of the Avino and San Gonzalo deposits have small differences (density difference of vein to wall-rock less than 2%) and low variability within the veins as measured by the coefficient of variation (less than 0.08, see Table 14-12). The variability of the metal grades shows levels of variability orders of magnitude higher as measured by the coefficient of variation (between 0.4 and 4.4). It would be ideal to have density measurements sufficient for local block estimation. However, the potential error resulting from the use of a global density mean is likely to be less than 2%. No significant density anomalies have been reported during the current phase of production at the Property. Based on the data from the Avino and San Gonzalo Veins, the grade is a much more material risk factor than the density information. The QP considers the restricted amount of density information to be less material and significant than the metal grade variability. The QP used the kriging variance of the silver grade estimates as the main factor for resource classification.

The QP has also noted that, despite the lack of metallurgical bulk sampling, there have been several years of metal production from the mineralized material of all operating levels on the Avino and San Gonzalo Veins using current processing facilities and that there has been no report of unforeseen metallurgical recovery issues. The QP considers that this production history mitigates the lack of a formal bulk sampling program or density data and has allowed Mineral Resources to be defined with sufficient confidence to support detailed mine planning and evaluation of the economic viability of the deposit.

Table 14-29 Criteria for Classification of Underground Mineral Resources

Deposit / Category	Criteria
Avino ET Mine	
Measured:	Average distance to 3 nearest sampled holes less than 30m
Indicated:	Average distance to 3 nearest sampled holes 70m to 115m
Inferred:	Average distance to 3 nearest sampled holes 30m to 70m
San Gonzalo	
Measured:	Kriging variance <= 0.18 & distance to UG samples 15m
Indicated:	Kriging variance <= 0.24 & distance to UG samples < 15 to 30m
Inferred:	Average distance to 3 nearest sampled holes 30m to 70m
Guadalupe	
Measured:	NA
Indicated:	Average distance to 3 nearest sampled holes less than 30m
Inferred:	Average distance to 3 nearest sampled holes 30m to 60m
La Potosina	
Measured:	NA
Indicated:	Average distance to 3 nearest sampled holes less than 30m
Inferred:	Average distance to 3 nearest sampled holes 30m to 60m
Tailings Deposit	
Measured:	Kriging slope of regression >= 0.90 &Average distance to 3 nearest sampled holes <= 30m
Indicated:	Kriging slope of regression >= 0.50 &Average distance to 3 nearest sampled holes <= 60m
Inferred:	Average distance to 3 nearest sampled holes 60m to 150m

Reasonable Prospects for Eventual Economic Extraction are a necessary condition for Mineral Resources. The Avino and Sand Gonzalo underground Mineral Resources are contiguous with or close to existing underground development and meet the cut-off criteria shown in Table 14-30. The Oxide Tailings Mineral Resources have been constrained by an ultimate pit shell generated using the Lerch-Grossman (LG) algorithm using the parameters

shown in Table 14-30. Metal recovery parameters are based on the values obtained in 2012 for heap leach testing on the Oxide Tailings material.

Table 14-30 Oxide Tailings Deposit Ultimate Pit Parameters

Parameter	Value
Overall Pit Slope Angle	25 degrees
Silver Price	$21/tr.oz
Gold Price	$1,800/tr.oz
Silver Recovery	73%
Gold Recovery	78.9%
Mining Excavation Cost	$1.00/t
Treatment Cost	$15.14/t
G&A Cost	$1.51/t

14.1.14 Mineral Resource Tabulation

The following table provides a synopsis of the Mineral Resources reported in this section. Table 14-31 summarizes the Inclusive Mineral Resources (including Mineral Reserve component) in the Avino Mine area.

Table 14-31 Avino Mine area – Inclusive Mineral Resources (Effective Date: October 31, 2025)

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
Avino ET	MEA	2.44	111	41	0.48	0.29	8.70	3.23	0.04	15.55
	IND	24.50	99	35	0.30	0.39	78.32	27.61	0.24	209.71
	M&I	26.93	100	36	0.32	0.38	87.02	30.84	0.28	225.27
	INF	11.41	88	29	0.36	0.29	32.28	10.59	0.13	71.99
San Gonzalo	MEA	0.33	332	244	1.17	0.00	3.53	2.59	12.42	0.00
	IND	0.30	293	230	0.84	0.00	2.85	2.23	8.14	0.00
	M&I	0.63	313	237	1.01	0.00	6.38	4.83	20.56	0.00
	INF	0.25	297	271	0.35	0.00	2.35	2.14	2.74	0.00
Guadalupe	MEA	0.00	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.15	221	183	0.39	0.04	1.05	0.87	1.86	0.14
	M&I	0.15	221	183	0.39	0.04	1.05	0.87	1.86	0.14
	INF	0.88	178	149	0.28	0.06	5.06	4.22	8.06	1.07
La Potosina	MEA	0.00	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.15	221	183	0.39	0.04	1.05	0.87	1.86	0.14
	M&I	0.15	221	183	0.39	0.04	1.05	0.87	1.86	0.14
	INF	0.88	178	149	0.28	0.06	5.06	4.22	8.06	1.07
Oxide Tailings Deposit	MEA	4.25	101	61	0.47	0.12	13.83	8.35	64.84	11.33
	IND	2.44	83	43	0.47	0.12	6.51	3.40	36.67	6.21
	M&I	6.70	94	55	0.47	0.12	20.34	11.75	101.50	17.55
	INF	0.34	97	65	0.36	0.11	1.06	0.70	3.95	0.82

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
TOTALS	MEA	7.02	115	63	0.34	0.17	26.06	14.17	77.30	26.88
	IND	27.54	101	40	0.06	0.36	89.78	34.98	48.77	216.21
	M&I	34.56	104	44	0.11	0.32	115.84	49.16	126.05	243.10
	INF	13.75	104	49	0.05	0.25	45.81	21.87	22.94	74.96

Notes:

1. *Figures may not add to totals shown due to rounding.*
2. *Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.*
3. *The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101.*
4. *Based on recent mining costs (Section 21.0), Mineral Resources are reported at cut-off grades 55 g/t, 130 g/t, 100 g/t and 50 g/t AgEQ grade for ET, San Gonzalo, Gudalupe, La Potosina and Oxide Tailings, respectively.*
5. *AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces*
6. *AgEq was calculated using the following consensus metal price assumptions: gold price of USD$3,210/oz, silver price of USD$36.90/oz, and copper price of USD$4.40/lb.*
7. *Metal recovery is based on operational results and column testing, shown in 14-35.*
8. *The silver equivalent was back-calculated using the following formulas:*
   a. *ET, Guadalupe, La Potosina: AgEQ = Ag (g/t) + 85.05 * Au (g/t) + 99.23 * Cu (%)*
   b. *San Gonzalo: Ag Eq = Ag (g/t) + 75.39 * Au (g/t)*
   c. *Oxide Tailings: Ag Eq = Ag (g/t) + 81.53 * Au (g/t)*

For information, the exclusive Mineral Resources (exclusive of material included in the Mineral Reserve, see Section 15) are summarized in Table 14-32.

Table 14-32 Avino Mine area – Exclusive Mineral Resources

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
Avino ET	MEA	1.6	109	47	0.37	0.30	5.47	2.37	0.02	10.44
	IND	15.8	98	37	0.28	0.38	49.72	18.49	0.14	132.25
	M&I	17.3	99	37	0.29	0.37	55.19	20.87	0.16	142.69
	INF	10.2	92	30	0.38	0.29	29.89	9.91	0.12	65.01
San Gonzalo	MEA	0.3	332	244	1.17	0.00	3.53	2.59	12.42	0.00
	IND	0.3	293	230	0.84	0.00	2.85	2.23	8.14	0.00
	M&I	0.6	313	237	1.01	0.00	6.38	4.83	20.56	0.00
	INF	0.2	297	271	0.35	0.00	2.35	2.14	2.74	0.00
Guadalupe	MEA	0.0	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.1	183	147	0.36	0.04	0.33	0.27	0.65	0.06
	M&I	0.1	183	147	0.36	0.04	0.33	0.27	0.65	0.06
	INF	0.9	178	148	0.28	0.06	5.02	4.18	8.00	1.07
La Potosina	MEA	0.0	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.1	183	147	0.36	0.04	0.33	0.27	0.65	0.06
	M&I	0.1	183	147	0.36	0.04	0.33	0.27	0.65	0.06
	INF	0.9	178	148	0.28	0.06	5.02	4.18	8.00	1.07
Oxide Tailings Deposit	MEA	0.0	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	IND	0.0	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	M&I	0.0	0	0	0.00	0.00	0.00	0.00	0.00	0.00
	INF	0.3	97	65	0.36	0.11	1.06	0.70	3.95	0.82

Area/Zone	Category	Mass (Mt)	Average Grade				Metal Content			
			AgEQ (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (million tr oz)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
TOTALS	MEA	1.9	148	82	204.66	0.25	9.00	4.96	12.44	10.44
	IND	16.2	102	41	18.44	0.37	53.23	21.26	9.58	132.36
	M&I	18.1	107	45	37.94	0.36	62.23	26.23	22.02	142.80
	INF	12.5	108	53	56.80	0.25	43.34	21.12	22.81	67.97

Notes:

1. *Figures may not add to totals shown due to rounding.*
2. *Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.*
3. *The Mineral Resource estimate is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves incorporated by reference into NI 43-101.*
4. *Based on recent mining costs (Section 21.0), Mineral Resources are reported at cut-off grades 55 g/t, 130 g/t, 100 g/t and 50 g/t AgEQ grade for ET, San Gonzalo, Gudalupe, La Potosina and Oxide Tailings, respectively.*
5. *AgEQ or silver equivalent ounces are notational, based on the combined value of metals expressed as silver ounces*
6. *AgEq was calculated using the following consensus metal price assumptions: gold price of USD$3,210/oz, silver price of USD$36.90/oz, and copper price of USD$4.40/lb.*
7. *Metal recovery is based on operational results and column testing, shown in 14-35.*
8. *The silver equivalent was back-calculated using the following formulas:*
   a. *ET, Guadalupe, La Potosina: AgEQ = Ag (g/t) + 85.05 * Au (g/t) + 99.23 * Cu (%)*
   b. *San Gonzalo: Ag Eq = Ag (g/t) + 75.39 * Au (g/t)*
   c. *Oxide Tailings: Ag Eq = Ag (g/t) + 81.53 * Au (g/t)*

14.1.14.1 Cut-offs and Silver Equivalent Calculations

The San Gonzalo and Avino reported Mineral Resources are tabulated based on AgEQ cut-offs (Table 14-33).

Table 14-33 Silver Equivalent-Based Metal Prices and Operational Recovery Parameters

Metal	Price	Unit	Recovery (%)
San Gonzalo Vein System			
Ag	36.90	USD$/oz	83
Au	3,210.00	USD$/oz	73
ET, Guadalupe, and La Potosina Deposits			
Ag	36.90	USD$/oz	87
Au	3,210.00	USD$/oz	74
Cu	4.40	USD$/lb	89
Oxide Tailings			
Ag	21.00	USD$/oz	8
Au	1,250.00	USD$/oz	7

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

14.1.14.2 Grade-Tonnage Graphs

Figure 14-42 to Figure 14-46 summarize the grade and tonnage response to changes to the cut-off grade for the five deposits. This provides an indication of the sensitivity of the mineralized material in the deposits to cut-off grade expressed as silver equivalent.


Grade Tonnage
ET Mine - measured & indicated mineral resource
Tonnes Millions
Average Grade AgEQ (g/t)
Cut-off AgEQ (g/t)
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-42 Avino ET Grade Tonnage Graph


Grade Tonnage
San Gonzalo AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-43 San Gonzalo (SG) Grade Tonnage Graph


Grade Tonnage
La Potosina AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-44 Guadalupe Grade Tonnage Graph


Grade Tonnage
LaPotosina AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-45 La Potosina Grade Tonnage Graph


Grade Tonnage
Tailings AgEQ
Tonnes (millions)
Average Grade AgEQ (g/t)
Cut-off g/t
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-46 Oxide Tailings Material Grade Tonnage Graph

14.2 La Preciosa Area

14.2.1 Introduction

The La Preciosa veins are narrow tabular units. A two-dimensional approach was first used for estimation on the La Preciosa Deposit by Marcelo Zangrandi (AMBA 2020), as an internal resource estimation exercise for Coeur. The QP believes that the two-dimensional approach is appropriate to this deposit.

When undertaking resource estimation on any deposit with narrow vein- or layer-like geometry, the variable of ultimate interest (e.g., grade) may not be the best variable for direct kriging (Bertoli et al. 2003). This is because the grade of mineralized intercepts is clearly defined, but on varying length or thickness supports. Grade can also be defined as the ratio of two other variables (thickness and accumulation – the product of grade by thickness potentially weighted by bulk density), which are amenable to direct kriging (Chiles and Delfiner 1999). The variables of economic interest, i.e., those upon which economic decisions and optimizations will be made, are actually the projected horizontal or true geometric thickness (tonnage) and the accumulation (metal content) and not the grade. The grade over the thickness of the mineralized unit is easily obtained as the quotient of accumulation and the thickness. For bodies that have thickness less than or equal to the equipment size or selective mining unit cross-section, the grade of short intervals within the unit is of little importance, as high grades cannot be practically selectively mined. Two-dimensional estimation, using thickness and metal accumulations, has been successfully applied for many decades on the South African Witwatersrand Gold Mines.

Two-dimensional metal accumulations were estimated by the QP for the silver and gold grades of the veins, and the projected true thickness was estimated based on the attitude of the veins and intercept length. OK was applied as the primary method, with inverse distance estimates generated as a check. The QP has modified the earlier Zangrandi approach to use projected true thickness for each vein (rather than a generalized horizontal thickness), independently modelled variograms, search parameters and block model parameters, and using a dynamic workflow in Leapfrog Geo and Edge software.

14.2.2 Topographic Information

The topography provides an important limit to the extent of outcropping veins. In 2011, PAS commissioned PhotoSat™ to estimate the site topography using high-definition satellite photos (colour ortho photos with 50 cm resolution acquired on October 14, 2011) from which a digital elevation model (DEM) was built, and the DEM then reduced to a topographic map with 1, 5, 10, and 50 m contour intervals. PhotoSat reported an accuracy of ±30 cm on a 1 m grid. An unknown number of control points were established on the ground to register the satellite image to the project datum (datum used is WGS84).

14.2.3 Geological Models

During 2013 and 2014, Coeur reviewed the cores, interpreted the geological model, and revised the lithology classifications for an NI 43-101 Feasibility Study (Neff et al. 2014). The Mineral Resource estimate used for this historic feasibility study was informed by an open pit mining method and the estimation method was Multiple Indicator Kriging applied independently to silver and gold.

In 2020, geological modelling of the veins was conducted by Hugo Zúñiga, Coeur staff geologist, using Leapfrog Geo software. The interpretation defined numerous vein bodies. A two-dimensional approach to Mineral Resource estimation was pioneered on the La Preciosa deposit during 2020, by Zangrandi (2020) as an unpublished internal Mineral Resource estimation exercise for Coeur. The estimation was carried out using Vulcan software.

In 2021, the QP remodelled the veins from the previous vein interpretations, added channel sampling sections, and estimated the Mineral Resource using a two-dimensional OK approach utilizing Leapfrog Geo 6.0.3 software and leapfrog EDGE.

During 2021, the domains and drillhole assay data were modified to include channel sampling data, depleted by historic mining voids and verified in Leapfrog Geo by the QP. Independent grade estimates were made using Leapfrog Edge by the QP.

The estimation workflow is as follows:

Vein composites were created for each drill hole or channel sample intercept of each mineralized vein. The composite length is the aggregated sample lengths comprising the samples of a single vein intercept, corrected to true width using the average inclination of the vein. The accumulations for Ag and Au are the aggregated products of grade and true thickness over the full vein thickness. The three variables, thickness (m), Ag accumulation (m.g/t), and Au accumulation (m.g/t) were estimated for 15 m x 15 m blocks over the thickness of the veins. Estimation was carried out using OK and inverse distance to the second power weighting.


Abundancia
Gloria
Martha
Martha_2
North section +2702185.00
Plunge 00
Looking North

Figure 14-47 West-East Section Across La Preciosa Showing Significant Veins (Northing Y+2702185)


GM_Dom21_MO
Abundancia
Abundancia_2
Abundancia_3
Abundancia_4
Abundancia_5
Abundancia_Bajo
Abundancia_Bajo_2
Abundancia_Bajo_3
Abundancia_Splay_1
Carmen
Gloria
Gloria_2
Gloria_Alto
Gloria_Alto_2
Martha
Martha_2
Martha_3
Martha_5
Martha_6
Martha_7
Martha_8
Splay_1
Splay_2
Transversal
Transversal_Norte
Unknown
Azimuth 349

Figure 14-48 Orthographic View of the Veins (Source: Red Pennant, 2023)

The Resource Estimation Domains for the veins are shown in Figure 14-48.

14.2.4 Exploratory Data Analysis

The data for estimation consists of sampling and logging from 1,004 drillholes.

Silver and gold sample grade and sample length statistics for the veins constituting the Resource Estimation Domains are listed in Table 14-34.

Table 14-34 Length-Weighted Silver and Gold Sample Grade and Sample Length Statistics for Vein Domains

Vein Grade Statistics weighting: Length-weighted																										
Name																										
Ag (g/t)	Total	Abun--ancia	Abundancia_2	Abundancia_3	Abundancia_4	Abundancia_5	Abundancia_Bajo	Abundancia_Bajo_2	Abundancia_Bajo_3	Abundancia_Splay_1	Carmen	Gloria	Gloria_2	Gloria_Alto	Gloria_Alto_2	Martha	Martha_2	Martha_3	Martha_5	Martha_6	Martha_7	Martha_8	Splay_1	Splay_2	Transversal	Transversal_Norte
Count	133406	1362	44	76	68	32	152	96	64	100	153	886	76	54	16	4919	464	76	16	249	67	46	97	37	169	164
Length	297462.8	1245.9	35.0	59.7	58.8	22.7	99.7	75.2	49.5	77.2	106.3	799.5	79.8	56.6	15.3	4107.9	374.9	50.3	14.5	170.9	57.6	54.2	100.9	26.3	139.1	113.1
Mean	7.1	186.5	64.0	113.2	72.8	68.2	131.3	185.5	201.1	115.9	130.1	215.3	117.9	68.8	35.6	118.7	233.9	93.9	123.6	121.7	158.0	69.3	137.1	137.7	121.3	71.8
SD	48.1	212.4	104.6	136.1	180.0	67.7	162.9	417.0	299.6	112.1	212.2	207.3	127.2	71.1	39.3	208.9	347.2	98.4	243.9	175.6	271.0	56.1	113.5	137.4	148.5	158.7
Coefficient of variation	6.8	1.1	1.6	1.2	2.5	1.0	1.2	2.2	1.5	1.0	1.6	1.0	1.1	1.0	1.1	1.8	1.5	1.0	2.0	1.4	1.7	0.8	0.8	1.0	1.2	2.2
Variance	2315.0	45105.0	10935.8	18531.8	32397.9	4585.5	26527.7	173895.0	89787.9	12569.6	45048.5	42966.0	16192.0	5052.2	1544.6	43651.9	120523.1	9691.2	59509.1	30823.6	73431.8	3143.7	12879.3	18875.0	22044.4	25200.5
Minimum	0.0	0.0	9.1	0.0	0.0	0.8	7.9	4.5	0.0	0.0	0.0	0.0	15.9	0.0	0.0	0.0	0.0	13.2	9.1	1.2	4.3	13.5	15.1	11.4	0.0	0.0
Median	0.0	136.9	27.2	66.8	16.5	53.0	69.8	108.0	103.8	77.2	79.2	160.0	78.0	51.0	18.2	58.0	127.0	60.2	57.7	65.6	88.0	55.4	117.0	104.0	78.2	37.0
Maximum	5897.4	5897.4	614.0	670.0	968.0	319.0	708.0	3761.7	1361.6	722.0	1700.0	1805.0	850.0	373.0	133.0	4036.6	2818.0	666.0	1030.0	1828.3	1770.0	194.0	619.0	743.0	1314.5	1480.0
Au (g/t)																										
Count	133406	1362	44	76	68	32	152	96	64	100	153	886	76	54	16	4919	464	76	16	249	67	46	97	37	169	164
Length	297462.768	1245.852	35.030	59.721	58.841	22.700	99.710	75.230	49.525	77.225	106.349	799.473	79.804	56.581	15.291	4107.939	374.909	50.250	14.500	170.920	57.600	54.190	100.858	26.310	139.143	113.054
Mean	0.017	0.366	0.076	0.152	0.056	0.282	0.155	0.111	0.266	0.289	0.166	0.432	0.457	0.091	0.080	0.237	0.506	0.157	0.447	0.261	0.207	0.079	0.244	0.157	0.144	0.108
SD	0.164	0.754	0.086	0.216	0.143	0.539	0.225	0.145	0.278	0.449	0.187	0.951	2.016	0.104	0.133	0.535	0.796	0.186	0.307	0.171	0.169	0.050	0.447	0.141	0.149	0.140
Coefficient of variation	9.904	2.060	1.137	1.421	2.535	1.911	1.449	1.305	1.045	1.554	1.123	2.201	4.410	1.136	1.670	2.260	1.573	1.178	0.685	0.656	0.815	0.632	1.831	0.898	1.033	1.297
Variance	0.027	0.569	0.007	0.047	0.020	0.290	0.050	0.021	0.077	0.202	0.035	0.905	4.064	0.011	0.018	0.287	0.634	0.034	0.094	0.029	0.029	0.002	0.200	0.020	0.022	0.020
Minimum	0.000	0.000	0.006	0.001	0.001	0.007	0.003	0.005	0.000	0.001	0.000	0.000	0.021	0.000	0.001	0.000	0.001	0.005	0.073	0.007	0.010	0.010	0.006	0.018	0.001	0.000
Median	0.001	0.200	0.047	0.075	0.010	0.096	0.084	0.072	0.170	0.135	0.115	0.227	0.137	0.061	0.011	0.106	0.279	0.089	0.359	0.226	0.151	0.065	0.142	0.128	0.097	0.060
Maximum	70.900	16.850	0.429	1.195	0.852	2.387	2.160	1.610	1.199	3.720	1.030	23.000	18.000	0.479	0.409	33.737	7.671	1.175	1.187	0.934	0.958	0.235	3.650	0.907	0.840	0.942
Sample length (m)																										
Count	133406	1362	44	76	68	32	152	96	64	100	153	886	76	54	16	4919	464	76	16	249	67	46	97	37	169	164
Mean	2.23	0.91	0.80	0.79	0.87	0.71	0.66	0.78	0.77	0.77	0.70	0.90	1.05	1.05	0.96	0.84	0.81	0.66	0.91	0.69	0.86	1.18	1.04	0.71	0.82	0.69
SD	12.59	0.48	0.52	0.44	0.54	0.31	0.46	0.35	0.63	0.53	0.45	0.49	0.48	0.50	0.55	0.52	0.42	0.34	0.32	0.35	0.42	0.49	0.45	0.41	0.41	0.50

Vein Grade Statistics weighting: Length-weighted																											
Name Ag (g/t)	Total	Abun--ancia	Abundancia_2	Abundancia_3	Abundancia_4	Abundancia_5	Abundancia_Bajo	Abundancia_Bajo_2	Abundancia_Bajo_3	Abundancia_Splay_1	Carmen	Gloria	Gloria_2	Gloria_Alto	Gloria_Alto_2	Martha	Martha_2	Martha_3	Martha_5	Martha_6	Martha_7	Martha_8	Splay_1	Splay_2	Transversal	Transversal_Norte
Coefficient of variation	5.65	0.53	0.66	0.56	0.62	0.43	0.71	0.45	0.82	0.69	0.65	0.55	0.46	0.48	0.58	0.63	0.52	0.52	0.36	0.51	0.49	0.42	0.43	0.58	0.50	0.73
Variance	158.63	0.23	0.28	0.19	0.29	0.09	0.21	0.12	0.40	0.28	0.20	0.24	0.23	0.25	0.30	0.27	0.17	0.12	0.10	0.12	0.18	0.24	0.20	0.17	0.17	0.25
Minimum	0.00	0.00	0.12	0.08	0.00	0.30	0.14	0.20	0.17	0.05	0.17	0.03	0.35	0.17	0.20	0.03	0.10	0.20	0.25	0.17	0.20	0.50	0.04	0.20	0.15	0.02
Median	0.80	0.90	0.64	0.75	0.80	0.65	0.50	0.85	0.60	0.65	0.60	0.85	1.00	1.00	0.93	0.80	0.85	0.63	0.80	0.70	0.85	1.05	1.00	0.60	0.75	0.52
Maximum	577.29	6.13	2.00	2.00	2.10	1.50	2.00	1.65	4.45	4.37	2.00	6.87	2.00	2.05	2.00	9.00	3.35	1.40	1.65	2.00	3.00	3.10	2.30	2.00	2.00	2.95

Histograms (logarithmic) of the silver sample grade distributions of Martha, Martha 2, Abundancia, and Gloria Veins are shown in Figure 14-49 to Figure 14-52, inclusive.


Histogram of log(Ag_BEST_ppm), filtered by Martha
Weighted Value
Count 4,898
Length 4,078.9
Mean 120.079
SD 209.419
CV 1.744
Variance 43,856.517
Minimum 0.000
Q1 20.200
Q2 59.200
Q3 137.000
Maximum 4,036.600
Length (percent)
Ag_BEST_ppm, excluding zeros

Figure 14-49 Log Histogram of Sample Silver Grades for Martha Vein


Histogram of log(Ag_BEST_ppm), filtered by Martha_2
Weighted Value
Count 460
Length 370.7
Mean 235.944
SD 347.298
CV 1.472
Variance 120,615.628
Minimum 3.700
Q1 63.600
Q2 128.000
Q3 258.000
Maximum 2,818.000
Length (percent)
Ag_BEST_ppm

Figure 14-50 Log Histogram of Sample Silver Grades for Martha 2 Vein


Histogram of log(Ag_BEST_ppm), filtered by Abundancia
Weighted Value
Count 1,371
Length 1,299.1
Mean 187.967
SD 207.788
CV 1.105
Variance 43,176.019
Minimum 0.000
Q1 76.000
Q2 140.000
Q3 235.000
Maximum 5,897.400
Length (percent)
Ag_BEST_ppm, excluding zeros

Figure 14-51 Log Histogram of Sample Silver Grades for Abundancia Vein


Histogram of log(Ag_BEST_ppm), filtered by Gloria
Weighted Value
Count 855
Length 837.4
Mean 218.456
SD 201.720
CV 0.923
Variance 40,690.769
Minimum 0.000
Q1 94.700
Q2 164.000
Q3 276.000
Maximum 1,805.000
Length (percent)
Ag_BEST_ppm, excluding zeros

Figure 14-52 Log Histogram of Sample Silver Grades for Gloria Vein

Histograms (logarithmic) of the silver sample grade distributions of Martha, Martha 2, Abundancia, and Gloria Veins are shown in Figure 14-53 to Figure 14-56, inclusive.


Histogram of log(Au_BEST_ppm), filtered by Martha
Length (percent)
Au_BEST_ppm, excluding zeros
Weighted Value
Count 4,898
Length 4,078.9
Mean 0.240
SD 0.537
CV 2.236
Variance 0.288
Minimum 0.000
Q1 0.038
Q2 0.110
Q3 0.285
Maximum 33.736

Figure 14-53 Log Histogram of Sample Gold Grades for Martha Vein


Histogram of log(Au_BEST_ppm), filtered by Martha_2
Weighted Value
Count 460
Length 370.7
Mean 0.512
SD 0.799
CV 1.562
Variance 0.638
Minimum 0.003
Q1 0.131
Q2 0.282
Q3 0.565
Maximum 7.671
Length (percent)
0.01
0.1
1
Au_BEST_ppm

Figure 14-54 Log Histogram of Sample Gold Grades for Martha 2 Vein


Histogram of log(Au_BEST_ppm), filtered by Abundancia
Weighted Value
Count 1,371
Length 1,299.1
Mean 0.387
SD 0.752
CV 1.944
Variance 0.565
Minimum 0.000
Q1 0.081
Q2 0.202
Q3 0.500
Maximum 16.850
Length (percent)
Au_BEST_ppm, excluding zeros

Figure 14-55 Log Histogram of Sample Gold Grades for Abundancia Vein


Histogram of log(Au_BEST_ppm), filtered by Gloria
Weighted Value
Count 855
Length 837.4
Mean 0.449
SD 0.938
CV 2.090
Variance 0.880
Minimum 0.000
Q1 0.069
Q2 0.242
Q3 0.500
Maximum 23.000
Length (percent)
20
17.5
15
12.5
10
7.5
5
2.5
0
0.001
0.01
0.1
1
10
Au_BEST_ppm, excluding zeros

Figure 14-56 Log Histogram of Sample Gold Grades for Gloria Vein

The gold and silver grade distributions all show similar approximations to lognormality.

The gold grades are positively and significantly correlated with the silver grades (e.g., for Martha, Martha 2, Abundancia, and Gloria Veins, see Figure 14-57).


Weighted linear regression: log(y) = 0.726236 log(x) - 2.30379 R² = 0.333271
ABUNDANCIA
GLORIA
MARTHA
MARTHA_2
Au_BEST_ppm, excluding zeros
10
1
0.1
0.01
0.001
0.1
1
10
100
1000
Ag_BEST_ppm, excluding zeros

Figure 14-57 Scatterplot (Logarithmic) of Gold vs. Silver for the Four Main Veins at La Preciosa

14.2.5 Estimation Process

Following the reasoning described in Section 14.2.1, and due to the variable length sample support, silver (and gold) accumulation was selected to estimate the silver and gold grades for the 23 mineralized veins.

Sample accumulations were composited across the full width of the vein. The accumulated products of metal grade and sample thickness (true width) and accumulated true thickness were stored for each intercept. The intercept length and the length weighted accumulations average grades and thickness across the vein for silver and gold are summarized by estimation domain in Table 14-35.

Table 14-35 Vein Composite Statistical Summary

Variable	Vein	Count	Total Length (m)	Mean	SD	Coefficient of Variation	Variance	Minimum	Median	Maximum
Ag acc (m.g/t)	Abundancia	217	838.8	192.02	138.933	0.72	19,302.4	0.05	169.04	1,114
Ag acc (m.g/t)	Abundancia_2	23	35.0	117.35	168.82	1.44	28501.47	2.31	69.27	645.84
Ag acc (m.g/t)	Abundancia_3	29	59.7	237.25	211.13	0.89	44575.85	0.01	167.21	914.45
Ag acc (m.g/t)	Abundancia_4	34	58.8	149.24	249.00	1.67	61998.77	0.00	29.00	709.26
Ag acc (m.g/t)	Abundancia_5	12	22.7	151.26	143.31	0.95	20537.77	6.96	101.60	386.94
Ag acc (m.g/t)	Abundancia_Bajo	36	99.7	407.05	328.03	0.81	107601.54	4.08	253.07	1254.77
Ag acc (m.g/t)	Abundancia_Bajo_2	30	75.2	525.21	397.51	0.76	158010.51	1.93	500.60	3109.74
Ag acc (m.g/t)	Abundancia_Bajo_3	24	49.5	489.47	504.36	1.03	254382.41	0.00	342.93	1678.65
Ag acc (m.g/t)	Abundancia_Splay_1	42	77.2	344.21	421.03	1.22	177264.12	0.00	167.00	1454.06
Ag acc (m.g/t)	Carmen	12	106.3	157.59	128.75	0.82	16576.77	0.00	128.59	323.04
Ag acc (m.g/t)	Gloria	98	493.8	280.49	230.66	0.82	53,205.7	0.05	639.07	1,374.82
Ag acc (m.g/t)	Gloria_2	36	79.8	246.78	160.55	0.65	25775.04	20.49	210.27	556.96
Ag acc (m.g/t)	Gloria_Alto	30	56.6	195.59	148.62	0.76	22088.51	0.00	166.75	554.77

Variable	Vein	Count	Total Length (m)	Mean	SD	Coefficient of Variation	Variance	Minimum	Median	Maximum
Ag acc (m.g/t)	Gloria_Alto_2	16	15.3	38.50	46.40	1.21	2153.27	0.00	18.35	127.44
Ag acc (m.g/t)	Gloria_Alto_2	16	15.3	0.10	0.21	2.04	0.04	0.00	0.02	0.66
Ag acc (m.g/t)	Martha	574	4107.9	1538.18	1827.94	1.19	3341355.02	0.00	832.78	9065.98
Ag acc (m.g/t)	Martha_2	75	374.9	1722.04	1708.34	0.99	2918413.17	0.00	1225.96	7159.84
Ag acc (m.g/t)	Martha_3	16	50.3	421.60	341.24	0.81	116445.07	39.32	256.37	954.98
Ag acc (m.g/t)	Martha_5	6	14.5	404.86	400.93	0.99	160747.83	10.57	366.52	1025.45
Ag acc (m.g/t)	Martha_6	54	170.9	907.68	1010.10	1.11	1020299.09	1.03	360.84	2854.20
Ag acc (m.g/t)	Martha_7	16	57.6	1214.17	1225.03	1.01	1500686.68	68.16	515.22	2826.92
Ag acc (m.g/t)	Martha_8	9	54.2	547.01	326.68	0.60	106721.33	68.56	696.94	999.83
Ag acc (m.g/t)	Splay_1	38	100.9	489.09	346.47	0.71	120044.01	4.06	379.09	1034.57
Ag acc (m.g/t)	Splay_2	14	26.3	377.91	310.92	0.82	96670.46	34.13	206.49	816.44
Ag acc (m.g/t)	Transversal	42	139.1	470.68	431.07	0.92	185822.08	0.00	333.19	1760.29
Ag acc (m.g/t)	Transversal_Norte	35	113.1	274.66	376.79	1.37	141970.76	0.00	148.93	2110.07
Au acc (m.g/t)	Abundancia	220	838.8	0.28	0.37	1.30	0.14	0.0005	0.20	3.44
Au acc (m.g/t)	Abundancia_2	23	35.0	0.14	0.12	0.84	0.01	0.00	0.13	0.47

Variable	Vein	Count	Total Length (m)	Mean	SD	Coefficient of Variation	Variance	Minimum	Median	Maximum
Au acc (m.g/t)	Abundancia_3	29	59.7	0.33	0.31	0.93	0.09	0.00	0.22	1.16
Au acc (m.g/t)	Abundancia_4	36	58.8	0.08	0.12	1.55	0.02	0.00	0.02	0.49
Au acc (m.g/t)	Abundancia_5	12	22.7	0.65	0.82	1.26	0.68	0.04	0.43	2.61
Au acc (m.g/t)	Abundancia_Bajo	36	99.7	0.53	0.40	0.75	0.16	0.01	0.36	1.42
Au acc (m.g/t)	Abundancia_Bajo_2	30	75.2	0.34	0.17	0.50	0.03	0.00	0.34	0.67
Au acc (m.g/t)	Abundancia_Bajo_3	25	49.5	0.64	0.50	0.78	0.25	0.00	0.59	1.59
Au acc (m.g/t)	Abundancia_Splay_1	42	77.2	0.84	0.94	1.11	0.87	0.00	0.40	2.78
Au acc (m.g/t)	Carmen	12	106.3	0.20	0.16	0.80	0.03	0.00	0.17	0.42
Au acc (m.g/t)	Gloria	98	493.8	0.34	0.27	0.82	0.08	0.00	0.28	1.62
Au acc (m.g/t)	Gloria_2	36	79.8	0.75	1.41	1.89	2.00	0.03	0.43	8.64
Au acc (m.g/t)	Gloria_Alto	30	56.6	0.25	0.23	0.94	0.05	0.00	0.21	1.10
Au acc (m.g/t)	Martha	574	4107.9	2.93	3.27	1.12	10.68	0.00	1.51	14.54
Au acc (m.g/t)	Martha_2	75	374.9	3.55	3.18	0.90	10.10	0.00	2.30	12.31
Au acc (m.g/t)	Martha_3	16	50.3	0.73	0.73	1.00	0.54	0.03	0.32	2.11
Au acc (m.g/t)	Martha_5	6	14.5	1.65	0.86	0.52	0.75	0.02	1.84	2.34

Variable	Vein	Count	Total Length (m)	Mean	SD	Coefficient of Variation	Variance	Minimum	Median	Maximum
Au acc (m.g/t)	Martha_6	54	170.9	1.67	1.37	0.82	1.87	0.01	1.23	4.06
Au acc (m.g/t)	Martha_7	16	57.6	1.54	1.34	0.87	1.81	0.06	0.89	3.29
Au acc (m.g/t)	Martha_8	9	54.2	0.66	0.41	0.61	0.16	0.05	0.66	1.10
Au acc (m.g/t)	Splay_1	38	100.9	0.85	0.87	1.02	0.75	0.01	0.55	4.00
Au acc (m.g/t)	Splay_2	14	26.3	0.50	0.43	0.86	0.18	0.03	0.34	1.07
Au acc (m.g/t)	Transversal	42	139.1	0.57	0.42	0.73	0.18	0.00	0.60	1.43
Au acc (m.g/t)	Transversal_Norte	35	113.1	0.45	0.40	0.88	0.16	0.00	0.38	1.90
True thickness (m)	Abundancia	220	839.8	4.48	2.07	0.46	4.30	0.00	4.34	9.32
True thickness (m)	Abundancia_2	23	35.0	2.17	1.10	0.51	1.22	0.19	2.36	3.91
True thickness (m)	Abundancia_3	29	59.7	2.22	1.02	0.46	1.05	0.21	1.87	3.86
True thickness (m)	Abundancia_4	36	58.8	1.97	0.94	0.48	0.88	0.17	1.83	3.85
True thickness (m)	Abundancia_5	12	22.7	2.06	0.72	0.35	0.52	0.95	1.68	3.06
True thickness (m)	Abundancia_Bajo	36	99.7	3.51	1.50	0.43	2.25	0.31	3.84	6.47
True thickness (m)	Abundancia_Bajo_2	30	75.2	3.56	1.62	0.45	2.62	0.28	3.83	5.71
True thickness (m)	Abundancia_Bajo_3	25	49.5	2.60	1.36	0.52	1.86	0.43	2.46	5.06

Variable	Vein	Count	Total Length (m)	Mean	SD	Coefficient of Variation	Variance	Minimum	Median	Maximum
True thickness (m)	Abundancia_Splay_1	42	77.2	2.75	1.88	0.68	3.54	0.40	2.28	7.26
True thickness (m)	Carmen	12	106.3	1.13	0.96	0.85	0.93	0.01	0.66	3.09
True thickness (m)	Gloria	98	493.8	5.40	3.34	0.62	11.14	0.17	4.80	16.42
True thickness (m)	Gloria_2	36	79.8	2.30	0.92	0.40	0.85	0.46	2.31	4.12
True thickness (m)	Gloria_Alto	30	56.6	2.77	1.20	0.43	1.44	0.17	3.24	4.52
True thickness (m)	Gloria_Alto_2	16	15.3	1.19	0.51	0.43	0.26	0.19	1.12	1.99
True thickness (m)	Martha	574	4107.9	11.88	7.97	0.67	63.47	0.14	10.46	46.72
True thickness (m)	Martha_2	75	374.9	7.02	3.34	0.48	11.16	0.19	6.40	12.69
True thickness (m)	Martha_3	16	50.3	4.21	1.89	0.45	3.57	0.62	4.06	6.50
True thickness (m)	Martha_5	6	14.5	3.37	1.42	0.42	2.01	0.24	3.66	4.60
True thickness (m)	Martha_6	54	170.9	6.13	4.46	0.73	19.93	0.21	4.69	13.64
True thickness (m)	Martha_7	16	57.6	6.54	4.04	0.62	16.32	0.60	5.78	11.79
True thickness (m)	Martha_8	9	54.2	8.69	6.01	0.69	36.09	1.83	8.22	15.81
True thickness (m)	Splay_1	38	100.9	3.44	1.72	0.50	2.97	0.03	2.63	7.18
True thickness (m)	Splay_2	14	26.3	2.96	1.84	0.62	3.39	0.40	3.63	5.60

Variable	Vein	Count	Total Length (m)	Mean	SD	Coefficient of Variation	Variance	Minimum	Median	Maximum
True thickness (m)	Transversal	42	139.1	3.72	1.94	0.52	3.76	0.44	3.26	6.62
True thickness (m)	Transversal_Norte	35	113.1	4.28	2.54	0.59	6.47	0.18	3.65	8.93

The composited accumulation values and the thickness of the veins were independently estimated using OK and inverse distance weighting (ID). The grades were estimated as the quotient of the accumulation estimates and the thickness estimates.

The QP considers that two-dimensional (accumulation) estimation of metal accumulations (metal sample grade multiplied by thickness, accumulated over total vein thickness) and vein thickness are appropriate for estimation of relatively narrow veins (Bertoli et al. 2003).

14.2.6 Domain Estimation Boundaries

Grade estimates in each of the vein domains were treated as discrete ("hard") boundaries and only the composites falling within each vein volume were used for the estimation of that specific vein.

14.2.7 Density Assignment

Zangrandi (2020) studied on the available density information (89,208 SG/density measures), dividing the samples by domain. Samples with values outside of ±2 SDs were considered outliers and were separated from each population. The summary of density by lithology is shown in Table 14-36.

Table 14-36 Summary of Density by Unit

Unit	SG
Vein	2.55
Basalt	2.40
Abundancia Wall Rock	2.49
Gloria Wall Rock	2.47
Other wall rock	2.52

A value of 2.55 t/m^3 was applied to the Mineral Resource estimates for the veins.

14.2.8 Grade Capping/Outlier Restrictions

Capping values were applied to the metal accumulation variables based on analysis of histograms and log histograms. Capping values are shown in Table 14-37.

Table 14-37 Capping Values for Metal Accumulations

Domained Estimation Name	Capping Value
Ag_m_gpt_Abundancia	2500
Ag_m_gpt_Gloria	2000
Ag_m_gpt_Martha	4000
Ag_m_gpt_Martha_2	6000
Au_m_gpt_Abundancia	5
Au_m_gpt_Gloria	10
Au_m_gpt_Martha	10
Au_m_gpt_Martha_2	12

14.2.9 Variography

Metal accumulation variography was modelled based on normal scores of metal accumulations. Thickness variography was modelled using raw thickness data. In all cases, variograms were modelled with two spherical structures and within a best fit plane for each vein. The variogram model parameters used for Kriging estimates are summarized in Table 14-38.

14.2.10 Estimation/Interpolation Methods

Block estimates require at least five relevant vein intercepts within the search ellipsoid. In addition, to reduce the marginal effects of extrapolation, an octant search was also applied. Variable orientations, with the variograms rotated parallel to the mid-vein reference surface of the relevant domain. Search parameters are detailed in Table 14-39.

14.2.11 Block Model Parameters

Block Models were generated for each of the 23 veins that were estimated. Estimates were made into blocks with dimensions 15 m x 15 m x vein thickness oriented in the best fit plane of each vein. Sub-blocking was applied to a minimum block size of 5 m x 5 m x vein thickness. Unique Block Models parameters are summarized in Table 14-40.

Table 14-38 Variogram Parameters

General	Direction							Structure 1							Structure 2						
Variogram Name	Dip	Dip Azimuth	Pitch	Model space	Variance	Nugget	Normalized Nugget	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor
Ag_m_gpt_Abundancia: Transformed Variogram Model	34.5	286.4	160.4	Data	297,213	64,644	0.218	80,158	0.270	Spherical		59	32	500	152,025	0.512	Spherical		225	106	500
Ag m gpt Abundancia 2: Transformed Variogram Model	34.5	260.1	32.7	Data	19,263	5,977	0.310	5,868	0.305	Spherical		48	27	500	7,422	0.385	Spherical		227	150	500
Ag_m_gpt_Abundancia_3: Transformed Variogram Model	20.7	268.1	7.0	Data	37,977	9,407	0.248	10,896	0.287	Spherical		48	27	500	17,682	0.466	Spherical		227	150	500
Ag m gpt Abundancia 4: Transformed Variogram Model	14.9	286.0	9.6	Data	31,390	9,006	0.287	9,781	0.312	Spherical		48	27	500	12,594	0.401	Spherical		227	150	500
Ag_m_gpt_Abundancia_5: Transformed Variogram Model	10.1	211.4	173.2	Data	16,599	4,427	0.267	4,482	0.270	Spherical		48	27	500	7,683	0.463	Spherical		227	150	500
Ag m gpt Abundancia Bajo: Transformed Variogram Model	30.8	264.1	150.2	Data	103,273	23,205	0.225	28,607	0.277	Spherical		48	27	500	51,451	0.498	Spherical		227	150	500
Ag_m_gpt_Abundancia_Bajo_2: Transformed Variogram Model	58.6	255.3	156.3	Data	345,151	101,336	0.294	101,716	0.295	Spherical		48	27	500	141,995	0.411	Spherical		227	150	500
Ag m gpt Abundancia Bajo 3: Transformed Variogram Model	19.9	252.3	11.9	Data	212,255	54,231	0.256	60,450	0.285	Spherical		48	27	500	97,510	0.459	Spherical		227	150	500
Ag_m_gpt_Abundancia_Splay_1: Transformed Variogram Model	42.5	266.0	174.2	Data	79,731	20,810	0.261	23,632	0.296	Spherical		48	27	500	35,265	0.442	Spherical		227	150	500
Ag_m_gpt_Carmen: Transformed Variogram Model	77.8	16.0	37.3	Data	14,406	3,254	0.226	3,810	0.265	Spherical		48	27	500	7,334	0.509	Spherical		227	150	500
Ag_m_gpt_Gloria: Transformed Variogram Model	82.9	259.0	170.4	Data	351,447	98,300	0.280	148,240	0.422	Spherical		68	23	500	106,453	0.303	Spherical		272	150	500
Ag m gpt Gloria 2: Transformed Variogram Model	31.6	274.9	174.5	Data	23,048	5,107	0.222	6,191	0.269	Spherical		48	27	500	11,747	0.510	Spherical		227	150	500
Ag_m_gpt_Gloria_Alto: Transformed Variogram Model	52.6	278.9	154.5	Data	19,850	4,375	0.220	5,548	0.280	Spherical		48	27	500	9,921	0.500	Spherical		227	150	500
Ag_m_gpt_Gloria_Alto_2 : Transformed Variogram Model	31.9	278.1	131.5	Data	1,631	468	0.287	457	0.280	Spherical		48	27	500	706	0.433	Spherical		227	150	500

General	Direction							Structure 1							Structure 2						
Variogram Name	Dip	Dip Azimuth	Pitch	Model space	Variance	Nugget	Normalized Nugget	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor
Ag_m_gpt_Martha: Transformed Variogram Model	21.7	233.9	91.0	Data	1,455,576	280,344	0.193	260,111	0.179	Spherical		29	29	500	916,576	0.630	Spherical		255	230	500
Ag_m_gpt_Martha_2: Transformed Variogram Model	19.4	271.6	44.1	Data	2,165,255	296,423	0.137	312,446	0.144	Spherical		34	23	500	1,547,725	0.715	Spherical		156	174	500
Ag_m_gpt_Martha_3: Transformed Variogram Model	24.7	258.7	167.5	Data	81,930	21,244	0.259	23,006	0.281	Spherical		48	27	500	37,688	0.460	Spherical		227	150	500
Ag_m_gpt_Martha_5: Transformed Variogram Model	28.5	254.2	164.2	Data	146,856	40,620	0.277	40,723	0.277	Spherical		48	27	500	65,571	0.447	Spherical		227	150	500
Ag_m_gpt_Martha_6: Transformed Variogram Model	29.4	272.3	164.1	Data	388,711	113,309	0.292	121,472	0.313	Spherical		48	27	500	153,968	0.396	Spherical		227	150	500
Ag_m_gpt_Martha_7: Transformed Variogram Model	22.9	267.8	155.5	Data	693,785	218,820	0.315	205,569	0.296	Spherical		48	27	500	269,397	0.388	Spherical		227	150	500
Ag_m_gpt_Martha_8: Transformed Variogram Model	18.1	276.3	122.7	Data	102,679	23,226	0.226	27,805	0.271	Spherical		48	27	500	51,617	0.503	Spherical		227	150	500
Ag_m_gpt_Splay_1: Transformed Variogram Model	52.4	261.9	146.9	Data	102,030	23,783	0.233	27,671	0.271	Spherical		48	27	500	50,597	0.496	Spherical		227	150	500
Ag_m_gpt_Splay_2: Transformed Variogram Model	39.7	266.0	165.0	Data	70,152	18,436	0.263	19,341	0.276	Spherical		48	27	500	32,382	0.462	Spherical		227	150	500
Ag_m_gpt_Transversal: Transformed Variogram Model	66.6	182.0	13.2	Data	149,376	36,029	0.241	42,946	0.288	Spherical		48	27	500	70,386	0.471	Spherical		227	150	500
Ag_m_gpt_Transversal_Norte: Transformed Variogram Model	45.0	170.8	26.4	Data	144,309	45,183	0.313	46,568	0.323	Spherical		48	27	500	52,543	0.364	Spherical		227	150	500
Au_m_gpt_Abundancia: Transformed Variogram Model	34.6	285.5	161.8	Data	1	1	0.682	0	0.210	Spherical		42	30	500	0	0.109	Spherical		106	93	500
Au_m_gpt_Abundancia_2: Transformed Variogram Model	34.5	260.1	32.7	Data	0	0	0.431	0	0.206	Spherical		43	27	500	0	0.363	Spherical		175	131	500
Au_m_gpt_Abundancia_3: Transformed Variogram Model	20.7	268.1	7.0	Data	0	0	0.428	0	0.208	Spherical		43	27	500	0	0.365	Spherical		175	131	500

General	Direction							Structure 1							Structure 2						
Variogram Name	Dip	Dip Azimuth	Pitch	Model space	Variance	Nugget	Normalized Nugget	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor
Au_m_gpt_Abundancia_4: Transformed Variogram Model	14.9	286.0	9.6	Data	0	0	0.503	0	0.212	Spherical		43	27	500	0	0.285	Spherical		175	131	500
Au_m_gpt_Abundancia 5: Transformed Variogram Model	10.1	211.4	173.2	Data	1	0	0.498	0	0.203	Spherical		43	27	500	0	0.300	Spherical		175	131	500
Au_m_gpt_Abundancia_Bajo: Transformed Variogram Model	30.8	264.1	150.2	Data	0	0	0.430	0	0.203	Spherical		43	27	500	0	0.366	Spherical		175	131	500
Au_m_gpt_Abundancia_Bajo_2: Transformed Variogram Model	58.6	255.3	156.3	Data	0	0	0.409	0	0.201	Spherical		43	27	500	0	0.390	Spherical		175	131	500
Au_m_gpt_Abundancia_Bajo_3: Transformed Variogram Model	19.9	252.3	11.9	Data	0	0	0.417	0	0.203	Spherical		43	27	500	0	0.379	Spherical		175	131	500
Au_m_gpt_Abundancia Splay_1: Transformed Variogram Model	42.5	266.0	174.2	Data	0	0	0.455	0	0.208	Spherical		43	27	500	0	0.337	Spherical		175	131	500
Au_m_gpt_Carmen: Transformed Variogram Model	77.8	16.0	37.3	Data	0	0	0.436	0	0.190	Spherical		43	27	500	0	0.373	Spherical		175	131	500
Au_m_gpt_Gloria: Transformed Variogram Model	80.4	259.9	168.1	Data	3	2	0.604	0	0.134	Spherical		44	31	9	1	0.259	Spherical		180	140	64
Au_m_gpt_Gloria_2: Transformed Variogram Model	31.6	274.9	174.5	Data	23,048	9,689	0.420	4,644	0.202	Spherical		43	27	500	8,712	0.378	Spherical		175	131	500
Au_m_gpt_Gloria_Alto: Transformed Variogram Model	52.6	278.9	154.5	Data	0	0	0.463	0	0.207	Spherical		43	27	500	0	0.330	Spherical		175	131	500
Au_m_gpt_Gloria_Alto_2: Transformed Variogram Model	31.9	278.1	131.5	Data	0	0	0.574	0	0.197	Spherical		43	27	500	0	0.229	Spherical		175	131	500
Au_m_gpt_Martha: Transformed Variogram Model	21.7	233.9	91.0	Data	6	0	0.043	1	0.226	Spherical		59	31	500	4	0.730	Spherical		209	144	500
Au_m_gpt_Martha_2: Transformed Variogram Model	19.4	271.6	31.1	Data	8	1	0.174	2	0.231	Spherical		27	17	500	5	0.592	Spherical		203	149	500
Au_m_gpt_Martha_3: Transformed Variogram Model	24.7	258.7	167.5	Data	0	0	0.482	0	0.202	Spherical		43	27	500	0	0.317	Spherical		175	131	500

General	Direction							Structure 1							Structure 2						
Variogram Name	Dip	Dip Azimuth	Pitch	Model space	Variance	Nugget	Normalized Nugget	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor
Au_m_gpt_Martha_5: Transformed Variogram Model	28.5	254.2	164.2	Data	1	0	0.453	0	0.191	Spherical		43	27	500	0	0.356	Spherical		175	131	500
Au_m_gpt_Martha_6: Transformed Variogram Model	29.4	272.3	164.1	Data	1	0	0.458	0	0.207	Spherical		43	27	500	0	0.335	Spherical		175	131	500
Au_m_gpt_Martha_7: Transformed Variogram Model	22.9	267.8	155.5	Data	1	0	0.499	0	0.198	Spherical		43	27	500	0	0.303	Spherical		175	131	500
Au_m_gpt_Martha_8: Transformed Variogram Model	18.1	276.3	122.7	Data	0	0	0.416	0	0.201	Spherical		43	27	500	0	0.383	Spherical		175	131	500
Au_m_gpt_Splay_1: Transformed Variogram Model	52.4	261.9	146.9	Data	1	0	0.459	0	0.215	Spherical		43	27	500	0	0.327	Spherical		175	131	500
Au_m_gpt_Splay_2: Transformed Variogram Model	39.7	266.0	165.0	Data	0	0	0.470	0	0.197	Spherical		43	27	500	0	0.333	Spherical		175	131	500
Au_m_gpt_Transversal: Transformed Variogram Model	66.6	182.0	13.2	Data	0	0	0.415	0	0.205	Spherical		43	27	500	0	0.381	Spherical		175	131	500
Au_m_gpt_Transversal_Norte: Transformed Variogram Model	45.0	170.8	26.4	Data	0	0	0.447	0	0.209	Spherical		43	27	500	0	0.343	Spherical		175	131	500
True_thick_Abundancia: Variogram Model	19.1	275.5	142.9	Data	4	0	0.013	1	0.219	Spherical		32	21	500	6	1.537	Spherical		162	83	500
True_thick_Abundancia_2: Variogram Model	20.0	262.1	153.2	Data	1	0	0.060	0	0.290	Spherical		39	30	500	1	0.840	Spherical		195	96	500
True_thick_Abundancia_3: Variogram Model	20.7	268.1	7.0	Data	1	0	0.060	0	0.290	Spherical		39	30	500	1	0.840	Spherical		195	96	500
True_thick_Abundancia_4: Variogram Model	14.9	286.0	9.6	Data	1	0	0.060	0	0.290	Spherical		39	30	500	1	0.840	Spherical		195	96	500
True_thick_Abundancia_5: Variogram Model	84.0	258.6	158.2	Data	0	0	0.060	0	0.290	Spherical		39	30	500	0	0.840	Spherical		195	96	500
True_thick_Abundancia_Bajo: Variogram Model	30.8	264.1	150.2	Data	2	0	0.060	1	0.290	Spherical		39	30	500	2	0.840	Spherical		195	96	500
True_thick_Abundancia_Bajo_2: Variogram Model	58.6	255.3	156.3	Data	3	0	0.060	1	0.290	Spherical		30	39	500	3	0.840	Spherical		195	96	500
True_thick_Abundancia_Bajo_3: Variogram Model	19.9	252.3	11.9	Data	1	0	0.060	0	0.290	Spherical		39	30	500	1	0.840	Spherical		195	96	500
True_thick_Abundancia_Splay_1: Variogram Model	42.5	266.0	174.2	Data	2	0	0.060	1	0.290	Spherical		39	30	500	2	0.840	Spherical		195	96	500

General	Direction							Structure 1							Structure 2						
Variogram Name	Dip	Dip Azimuth	Pitch	Model space	Variance	Nugget	Normalized Nugget	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor	Sill	Normalized sill	Structure	Alpha	Major	Semi-major	Minor
True_thick_Carmen: Variogram Model	77.8	16.0	37.3	Data	1	0	0.060	0	0.290	Spherical		39	30	500	1	0.840	Spherical		195	96	500
True_thick_Gloria: Variogram Model	84.0	258.6	158.2	Data	3	0	0.141	0	0.136	Spherical		22	21	500	2	0.724	Spherical		226	42	500
True_thick_Gloria_2: Variogram Model	31.6	274.9	174.5	Data	1	0	0.060	0	0.290	Spherical		39	30	500	1	0.840	Spherical		195	96	500
True_thick_Gloria_Alto: Variogram Model	52.6	278.9	154.5	Data	2	0	0.060	1	0.290	Spherical		39	30	500	2	0.840	Spherical		195	96	500
True_thick_Gloria_Alto_2 : Variogram Model	31.9	278.1	131.5	Data	0	0	0.060	0	0.290	Spherical		39	30	500	0	0.840	Spherical		195	96	500
True_thick_Martha: Variogram Model	21.4	228.6	4.7	Data	35	4	0.105	13	0.382	Spherical		54	47	500	18	0.517	Spherical		243	168	500
True_thick_Martha_2: Variogram Model	17.1	271.5	145.5	Data	11	0	0.000	5	0.420	Spherical		47	31	500	6	0.576	Spherical		148	91	500
True_thick_Martha_3: Variogram Model	24.7	258.7	167.5	Data	4	0	0.060	1	0.290	Spherical		39	30	500	3	0.840	Spherical		195	96	500
True_thick_Martha_5: Variogram Model	28.5	254.2	164.2	Data	3	0	0.060	1	0.290	Spherical		39	30	500	2	0.840	Spherical		195	96	500
True_thick_Martha_6: Variogram Model	29.4	272.3	164.1	Data	10	1	0.060	3	0.290	Spherical		39	30	500	8	0.840	Spherical		195	96	500
True_thick_Martha_7: Variogram Model	22.9	267.8	155.5	Data	11	1	0.060	3	0.290	Spherical		39	30	500	9	0.840	Spherical		195	96	500
True_thick_Martha_8: Variogram Model	21.5	267.3	6.5	Data	19	1	0.060	6	0.290	Spherical		39	30	500	16	0.840	Spherical		195	96	500
True_thick_Splay_1: Variogram Model	52.4	261.9	146.9	Data	3	0	0.060	1	0.290	Spherical		39	30	500	2	0.840	Spherical		195	96	500
True_thick_Splay_2: Variogram Model	48.1	260.8	169.3	Data	2	0	0.060	1	0.290	Spherical		39	30	500	2	0.840	Spherical		195	96	500
True_thick_Transversal: Variogram Model	39.7	266.0	165.0	Data	3	0	0.060	1	0.290	Spherical		39	30	500	3	0.840	Spherical		195	96	500
True_thick_Transversal_Norte: Variogram Model	45.0	170.8	26.4	Data	5	0	0.060	1	0.290	Spherical		39	30	500	4	0.840	Spherical		195	96	500

Table 14-39 Grade Interpolant and Search Parameters

General		Ellipsoid Ranges				Number of Vein Intercepts		Sector Search		
Interpolant Name	Numeric Values	Maximum	Intermediate	Minimum	Variable Orientation	Minimum	Maximum	Method	Max Samples	Max Empty Sectors
ID, Ag_m_gpt_Abundancia	linear_grade	520	210	500	Variable Orientation	5	20	Octant	4	6
ID, Ag_m_gpt_Gloria	linear_grade	540	230	500	Variable Orientation	5	20	Octant	4	6
ID, Ag_m_gpt_Martha	linear_grade	380	580	500	Variable Orientation	5	20	Octant	4	6
ID, Ag_m_gpt_Martha_2	linear_grade	126.4	139.4	500	Variable Orientation	5	20	Octant	4	6
ID, Au_m_gpt_Abundancia	linear_grade	340	300	500	Variable Orientation	5	20	Octant	4	6
ID, Au_m_gpt_Gloria	linear_grade	126.4	139.4	63.71	Variable Orientation	5	20	Octant	4	6
ID, Au_m_gpt_Martha	linear_grade	250	280	500	Variable Orientation	5	20	Octant	4	6
ID, Au_m_gpt_Martha_2	linear_grade	300	500	500	Variable Orientation	5	20	Octant	4	6
ID, True_thick_Abundancia	true_length	320	160	500	Variable Orientation	5	20	Octant	4	6
ID, True_thick_Gloria	true_length	450	140	500	Variable Orientation	5	20	Octant	4	6
ID, True_thick_Martha	true_length	500	300	500	Variable Orientation	5	20	Octant	4	6
ID, True_thick_Martha_2	true_length	300	170	500	Variable Orientation	5	20	Octant	4	6
Kr, Ag_m_gpt_Abundancia	linear_grade	520	210	500	Variable Orientation	5	20	Octant	4	6
Kr, Ag_m_gpt_Gloria	linear_grade	540	230	500	Variable Orientation	5	20	Octant	4	6
Kr, Ag_m_gpt_Martha	linear_grade	380	580	500	Variable Orientation	5	20	Octant	4	6
Kr, Ag_m_gpt_Martha_2	linear_grade	126.4	139.4	500	Variable Orientation	5	20	Octant	4	6
Kr, Au_m_gpt_Abundancia	linear_grade	340	300	500	Variable Orientation	5	20	Octant	4	6
Kr, Au_m_gpt_Gloria	linear_grade	126.4	139.4	63.71	Variable Orientation	5	20	Octant	4	6
Kr, Au_m_gpt_Martha	linear_grade	260	280	500	Variable Orientation	5	20	Octant	4	6
Kr, Au_m_gpt_Martha_2	linear_grade	300	500	500	Variable Orientation	5	20	Octant	4	6
Kr, True_thick_Abundancia	true_length	320	160	500	Variable Orientation	5	20	Octant	4	6
Kr, True_thick_Gloria	true_length	450	140	500	Variable Orientation	5	20	Octant	4	6
Kr, True_thick_Martha	true_length	500	300	500	Variable Orientation	5	20	Octant	4	6
Kr, True_thick_Martha_2	true_length	300	170	500	Variable Orientation	5	20	Octant	4	6

Table 14-40 Block Model Parameters

Vein	Base point			Block Size		Orientation		Block Count		
	X	Y	Z	dx	dy	Dip	Azimuth	nx	ny	nz
Abundancia_2	555,271.63	2,700,844.59	2,289.05	15	15	33.35	260.52	48	37	1
Abundancia_3	555,502.00	2,700,584.73	2,317.58	15	15	20.03	262.08	75	40	1
Abundancia_4	555,647.44	2,700,470.98	2,364.39	15	15	20.03	262.08	85	60	1
Abundancia_5	555,630.95	2,699,823.61	2,208.91	15	15	9.94	206.94	58	60	1
Abundancia_Bajo_2	555,201.96	2,702,285.54	2,209.54	15	15	60.65	257.81	37	34	1
Abundancia_Bajo_3	555,378.93	2,701,949.44	2,142.58	15	15	17.71	259.03	41	49	1
Abundancia_Bajo	555,148.66	2,701,667.00	2,318.06	15	15	35.40	270.39	36	31	1
Abundancia	555,054.24	2,701,007.04	2,369.73	15	15	35.40	270.39	166	52	1
Abundancia_Splay_1	555,054.38	2,702,040.75	2,285.77	15	15	36.60	269.21	36	34	1
Carmen	554,539.57	2,702,643.01	2,215.39	15	15	80.82	16.51	46	29	1
Gloria_2	554,889.56	2,701,582.63	2,264.01	15	15	83.35	258.67	40	22	1
Gloria_Alto_2	554,882.84	2,701,887.31	2,197.20	15	15	27.82	278.20	14	10	1
Gloria_Alto	554,929.68	2,701,833.83	2,225.69	15	15	49.63	268.87	17	22	1
Gloria	554,917.09	2,701,445.23	2,264.01	15	15	83.35	258.67	98	32	1
Martha_2	555,652.22	2,702,045.98	2,090.43	15	15	19.83	252.22	44	58	1
Martha_3	555,594.45	2,702,147.37	2,027.39	15	15	25.92	266.55	20	23	1
Martha_5	555,297.74	2,702,229.18	1,868.14	15	15	28.11	254.32	19	17	1
Martha_6	555,457.16	2,701,958.70	1,943.06	15	15	29.66	269.32	40	47	1
Martha_7	555,375.00	2,702,040.00	1,910.00	15	15	21.53	267.34	28	22	1
Martha_8	556,191.85	2,701,899.06	2,054.51	15	15	16.64	274.78	18	20	1
Martha	557,779.25	2,700,595.47	2,383.22	15	15	25.00	226.36	264	114	1
Splay_1	555,024.89	2,701,626.57	2,307.21	15	15	48.09	260.84	35	20	1
Splay_2	555,005.01	2,701,869.36	2,307.21	15	15	40.99	265.32	19	20	1
Transversal_Norte	555,800.94	2,701,870.69	2,269.61	15	15	44.99	170.95	66	44	1
Transversal	555,524.68	2,701,615.21	2,341.73	15	15	66.64	181.97	59	41	1

14.2.12 Block Model Validation

Several validation techniques have been utilized to ensure that the estimates are reasonable.

Swath plots comparing composite grade to the kriged estimate in corridors in the rotated X and Y directions. Comparison was also made with ID2 estimates (examples are shown in Figure 14-60 to Figure 14-63.

Visual comparisons of block estimates and vein composites are shown in Figure 14-64 to Figure 14-71.

Comparison of grade–tonnage curves for the kriged estimates and the previous Mineral Resource estimates and the inverse distance estimates (see Figure 14-58 to Figure 14-61).


Swathplot in X, 3 block spacing
ID, Ag_m_gpt_Martha
ID, Ag_m_gpt_Martha
Kr, Ag_m_gpt_Martha
Kr, Ag_m_gpt_Martha: linear_grade Clipped Values
Average
Volume
Swath

Figure 14-58 Silver Rotated X Swathplot Example (all estimated blocks, bars represent number of blocks)


Swathplot in Y, 3 block spacing
ID, Ag_m_gpt_Martha
ID, Ag_m_gpt_Martha
Kr, Ag_m_gpt_Martha
Kr, Ag_m_gpt_Martha: linear_grade Clipped Values
Average
Volume
Swath
1e6

Figure 14-59 Silver Rotated Y Swathplot Example (Red Pennant 2021)


Swathplot in X, 3 block spacing
ID, Au_m_gpt_Martha
ID, Au_m_gpt_Martha
ID, Au_m_gpt_Martha: linear_grade Clipped Values
Kr, Au_m_gpt_Martha
Average
Volume
Swath

Figure 14-60 Gold Rotated X Swathplot Example (Red Pennant 2021)


Swathplot in Y, 3 block spacing
ID, Au_m_gpt_Martha
ID, Au_m_gpt_Martha
ID, Au_m_gpt_Martha: linear_grade Clipped Values
Kr, Au_m_gpt_Martha
Average
Volume
Swath
1e6

Figure 14-61 Gold Rotated Y Swathplot Example (Red Pennant 2021)


Ag_gpt_kr
300
250
200
150
100
50
0
Plunge +54
Azimuth 091
0
250
500
750

Figure 14-62 Silver Grade Estimates – Abundancia Vein (Red Pennant 2021)


Au_gpt_kr
1
0.8
0.6
0.4
0.2
0
Plunge +54
Azimuth 091
0
250
500
750

Figure 14-63 Gold Grade Estimates – Abundancia Vein (Red Pennant 2021)


Ag_gpt_kr
300
250
200
150
100
50
0
Plunge +05
Azimuth 078
0
125
250
375
500

Figure 14-64 Silver Grade Estimates – Gloria Vein (Red Pennant 2021)


Au_gpt_kr
1
0.8
0.6
0.4
0.2
0
Plunge +05
Azimuth 078
0
125
250
375
500

Figure 14-65 Gold Grade Estimates – Gloria Vein (Red Pennant 2021)


Ag_gpt_kr
300
250
200
150
100
50
0
Plunge +60
Azimuth 051
0
500
1000
1500

Figure 14-66 Silver Grade Estimates – Martha Vein (Red Pennant 2021)


Au_gpt_kr
1
0.8
0.6
0.4
0.2
0
Plunge +60
Azimuth 051
0
500
1000
1500

Figure 14-67 Gold Grade Estimates – Martha Vein (Red Pennant 2021)


Ag_gpt_kr
796.190809
600
400
200
32.133056
Plunge +73
Azimuth 070
0
125
250
375
500

Figure 14-68 Silver Grade Estimates – Martha 2 Vein (Red Pennant 2021)


Au_gpt_kr
1
0.8
0.6
0.4
0.2
0
Plunge +72
Azimuth 098
0
125
250
375
500

Figure 14-69 Gold Grade Estimates – Martha 2 Vein (Red Pennant 2021)

14.2.13 Classification of Mineral Resources

The Kriging Slope of Regression was generated during the estimation and is a measure of confidence related to distance from data in the context of the spatial uncertainty (corresponding with the variogram models). The Silver Kriging Slope of Regression was used as the main driver of uncertainty.

Measured, Indicated, and Inferred Mineral Resources were classified using the parameters outlined in Table 14-41.

Table 14-41 Confidence Classification Criteria

Categories	Average Distance to Estimation Composites	Slope of Regression
Indicated	< 125 m	> 0.9
Inferred	< 220 m	--

The extents of Measured, Indicated, and Inferred Mineral Resources within the deposit are illustrated in Figure 14-72 to Figure 14-76, inclusive.


CAT1
DEP
IND
INF
Plunge +31
Azimuth 116
0
500
1000
1500

Figure 14-70 View of La Preciosa Mineral Resource Categories (Red Pennant 2021)


CAT1
IND
INF
+2702250 N
+2701500 N
+2250
Plunge 00
Looking East
0
250
500
750

Figure 14-71 Normal View of Categorized Mineral Resource Blocks, Abundancia Vein (Red Pennant 2021)


CAT1
IND
INF
+2701500 N
+2702000 N
+2702500 N
+2000
Plunge 00
Looking West
0
125
250
375
500

Figure 14-72 Normal View of Categorized Mineral Resource Blocks, Gloria Vein (Red Pennant 2021)


CAT1
IND
INF
+2703000 N
+2701500 N
+555750 E
+555500 E
+554250 E
Looking down
0
250
500
750

Figure 14-73 Normal View of Categorized Mineral Resource Blocks, Martha 2 Vein (Red Pennant 2021)


CAT1
IND
INF
+555000 E
+2703000 N
+2700000 N
+2701500 N
Looking down
0
500
1000

Figure 14-74 Normal View of Categorized Mineral Resource Blocks, Martha Vein (Red Pennant 2021)

14.2.14 Reasonable Prospects of Eventual Economic Extraction

Mineral Resource estimates were constrained within the four highest-grade veins and no more 500 m from surface. The cut-off grade applied to the Mineral Resource is conceptual and based on selective narrow-vein cut-and-fill mining for the steeper veins (e.g., Gloria and Abundancia) and room and pillar for the flat-lying veins (e.g., Martha).

14.2.15 Resource Sensitivity to Cut-off

The tonnage and grade sensitivities for all mineralized vein material over a range of cut-off (AgEQ) values are illustrated in Figure 14-77, for all estimated vein material.


Grade Tonnage
La Preciosa - measured & indicated mineral resource
Tonnes Millions
Average Grade AgEQ (g/t)
Cut-off AgEQ (g/t)
40
35
30
25
20
15
10
5
0
300
250
200
150
100
50
0
50
70
90
110
130
150
170
190
Tonnes ≥ cut-off (millions)
Average grade ≥ cut-off (g/t)

Figure 14-75 Mineralized Vein Material Grade and Tonnage (Red Pennant 2026)

The tonnages and grades at a series of cut-off (AgEQ) values are summarized in Table 14-42.

Table 14-42 Tonnages and Silver Equivalent Grades of Mineralized Vein Material at La Preciosa

AgEQ Cut-off grade g/t	Material Million Tonnes	average AgEQ grade g/t	Metal Content (million troy oz)
50	34.6	169	188
60	33.2	174	185
70	31.5	180	182
80	29.6	186	177
90	27.7	193	172
100	25.9	200	167
110	24.0	208	160
120	22.2	215	154
130	20.4	223	146
140	18.8	231	139
150	17.2	239	132
160	15.7	247	124
170	14.3	255	117
180	12.9	263	109
190	11.6	273	101
200	10.3	282	93

14.2.16 Detailed Mineral Resource Statement – La Preciosa

The Mineral Resource of the La Preciosa area was estimated in November 2025 using costs derived from the nearby Avino Mine to provide reasonable prospects for eventual extraction. The Mineral Resources are summarized in Table 14-43.

14.2.16.1 QP Comments

The QP believes that the Mineral Resources have been estimated using good industry practice and conform to the 2014 CIM Definition Standards. Mineral Resources are constrained by reasonable open pit mining assumptions.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political, or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Technical Report.

Table 14-43 Inclusive Mineral Resource Summary for La Preciosa Area (November 2025)

Cut-off: AgEQ_kr ≥ 60 g/t Density: 2.55 g/cm³								
Vein	**Category**	**Mass (Million Tonnes)**	**AgEQ (g/t)**	**Ag (g/t)**	**Au (g/t)**	**AgEQ (million t. oz)**	**Ag (million t. oz)**	**Au (thousand t. oz)**
ABUNDANCIA	Measured	0.714	234.958	208.34	0.28	5.39	4.784	6.424
	Indicated	3.338	207.092	182.16	0.26	22.23	19.551	28.121
	M&I	**4.052**	**212.003**	**186.78**	**0.27**	**27.62**	**24.335**	**34.544**
	Inferred	0.720	177.108	150.44	0.28	4.10	3.481	6.486
ABUNDANCIA_2	Measured	0.007	121.293	112.86	0.09	0.03	0.024	0.019
	Indicated	0.039	82.993	73.58	0.10	0.10	0.091	0.123
	M&I	**0.045**	**88.546**	**79.28**	**0.10**	**0.13**	**0.115**	**0.141**
	Inferred	0.009	71.513	62.05	0.10	0.02	0.019	0.030
ABUNDANCIA_3	Measured	0.009	134.955	121.03	0.15	0.04	0.037	0.044
	Indicated	0.317	155.438	138.83	0.17	1.58	1.415	1.779
	M&I	**0.327**	**154.848**	**138.32**	**0.17**	**1.63**	**1.452**	**1.824**
	Inferred	0.297	109.730	95.77	0.15	1.05	0.914	1.401
ABUNDANCIA_4	Measured	0.003	124.006	121.49	0.03	0.01	0.012	0.003
	Indicated	0.161	124.375	115.09	0.10	0.64	0.595	0.504
	M&I	**0.164**	**124.369**	**115.21**	**0.10**	**0.65**	**0.606**	**0.507**
	Inferred	0.503	116.850	110.45	0.07	1.89	1.785	1.088
ABUNDANCIA_5	Indicated	0.001	109.943	80.55	0.31	0.00	0.001	0.005
	M&I	**0.001**	**109.943**	**80.55**	**0.31**	**0.00**	**0.001**	**0.005**
	Inferred	0.630	96.598	68.45	0.30	1.96	1.386	5.991
ABUNDANCIA_BAJO	Measured	0.105	142.858	129.77	0.14	0.48	0.440	0.466
	Indicated	0.410	155.424	139.61	0.17	2.05	1.839	2.189
	M&I	**0.515**	**152.851**	**137.60**	**0.16**	**2.53**	**2.279**	**2.656**
ABUNDANCIA_BAJO	Inferred	0.016	260.509	238.59	0.23	0.13	0.120	0.116
ABUNDANCIA_BAJO_2	Measured	0.021	272.747	261.02	0.12	0.18	0.175	0.083
	Indicated	0.404	197.143	186.39	0.11	2.56	2.421	1.468
	M&I	**0.425**	**200.861**	**190.06**	**0.11**	**2.74**	**2.596**	**1.551**
	Inferred	0.001	436.997	419.03	0.19	0.02	0.016	0.007
ABUNDANCIA_BAJO_3	Measured	0.016	331.477	296.06	0.37	0.17	0.149	0.188
	Indicated	0.316	220.546	196.09	0.26	2.24	1.993	2.612
	M&I	**0.332**	**225.793**	**200.81**	**0.26**	**2.41**	**2.142**	**2.800**
	Inferred	0.003	210.505	184.51	0.27	0.02	0.019	0.029
ABUNDANCIA_SPLAY_1	Measured	0.047	155.219	123.80	0.33	0.23	0.187	0.500
	Indicated	0.281	177.231	145.17	0.34	1.60	1.310	3.041
	M&I	**0.328**	**174.070**	**142.10**	**0.34**	**1.83**	**1.498**	**3.541**
	Inferred	0.037	157.306	131.08	0.28	0.19	0.158	0.332
CARMEN	Measured	0.000	178.634	159.37	0.20	0.00	0.002	0.002

Cut-off: AgEQ_kr ≥ 60 g/t Density: 2.55 g/cm³ Vein	Category	Mass (Million Tonnes)	AgEQ (g/t)	Ag (g/t)	Au (g/t)	AgEQ (million t. oz)	Ag (million t. oz)	Au (thousand t. oz)
	Indicated	0.145	134.304	120.18	0.15	0.63	0.562	0.695
	M&I	**0.146**	**134.399**	**120.26**	**0.15**	**0.63**	**0.564**	**0.697**
	Inferred	0.034	97.217	86.57	0.11	0.11	0.094	0.122
GLORIA	Measured	0.462	318.977	286.60	0.34	4.74	4.259	5.058
	Indicated	0.877	316.699	285.99	0.32	8.93	8.063	9.100
	M&I	**1.339**	**317.486**	**286.20**	**0.33**	**13.67**	**12.322**	**14.157**
	Inferred	0.076	172.964	150.83	0.23	0.42	0.370	0.570
GLORIA_2	Measured	0.070	117.386	95.84	0.23	0.26	0.216	0.511
	Indicated	0.093	203.309	144.72	0.62	0.61	0.432	1.840
	M&I	**0.163**	**166.350**	**123.70**	**0.45**	**0.87**	**0.649**	**2.351**
GLORIA_2	Inferred	0.000	131.607	113.35	0.19	0.00	0.001	0.001
GLORIA_ALTO	Measured	0.038	100.931	90.13	0.11	0.12	0.111	0.140
	Indicated	0.015	116.454	104.69	0.12	0.06	0.051	0.060
	M&I	**0.054**	**105.302**	**94.23**	**0.12**	**0.18**	**0.162**	**0.200**
	Inferred	0.000	129.378	117.66	0.12	0.00	0.001	0.001
MARTHA	Measured	1.545	190.673	161.99	0.30	9.47	8.044	14.968
	Indicated	18.944	149.095	124.56	0.26	90.81	75.867	157.056
	M&I	**20.489**	**152.229**	**127.38**	**0.26**	**100.28**	**83.911**	**172.024**
	Inferred	7.797	108.474	90.41	0.19	27.19	22.664	47.602
MARTHA_2	Measured	0.271	301.856	256.63	0.48	2.63	2.234	4.138
	Indicated	1.515	286.758	233.77	0.56	13.97	11.386	27.126
	M&I	**1.786**	**289.047**	**237.23**	**0.54**	**16.59**	**13.619**	**31.263**
	Inferred	0.405	228.279	190.98	0.39	2.97	2.488	5.108
MARTHA_3	Measured	0.038	113.380	96.04	0.18	0.14	0.119	0.225
	Indicated	0.188	109.473	94.92	0.15	0.66	0.573	0.923
	M&I	**0.226**	**110.138**	**95.11**	**0.16**	**0.80**	**0.691**	**1.148**
	Inferred	0.007	73.008	64.00	0.09	0.02	0.014	0.021
MARTHA_5	Measured	0.008	114.956	75.19	0.42	0.03	0.020	0.111
	Indicated	0.059	204.281	158.80	0.48	0.39	0.303	0.913
	M&I	**0.068**	**193.388**	**148.61**	**0.47**	**0.42**	**0.323**	**1.024**
	Inferred	0.016	224.740	178.67	0.48	0.11	0.091	0.247
MARTHA_6	Measured	0.173	156.472	131.06	0.27	0.87	0.727	1.482
	Indicated	0.629	154.039	128.51	0.27	3.12	2.599	5.426
	M&I	**0.802**	**154.563**	**129.06**	**0.27**	**3.98**	**3.326**	**6.908**
MARTHA_6	Inferred	0.092	101.434	78.22	0.24	0.30	0.232	0.722
MARTHA_7	Measured	0.034	182.084	163.47	0.20	0.20	0.180	0.216
	Indicated	0.251	177.321	157.45	0.21	1.43	1.271	1.685
	M&I	**0.285**	**177.893**	**158.17**	**0.21**	**1.63**	**1.451**	**1.901**

Cut-off: AgEQ_kr ≥ 60 g/t Density: 2.55 g/cm³ Vein	Category	Mass (Million Tonnes)	AgEQ (g/t)	Ag (g/t)	Au (g/t)	AgEQ (million t. oz)	Ag (million t. oz)	Au (thousand t. oz)
	Inferred	0.004	203.639	178.51	0.26	0.03	0.024	0.035
MARTHA_8	Measured	0.018	93.917	86.41	0.08	0.05	0.051	0.046
	Indicated	0.148	81.345	73.41	0.08	0.39	0.349	0.397
	M&I	**0.166**	**82.721**	**74.83**	**0.08**	**0.44**	**0.399**	**0.443**
	Inferred	0.012	86.375	77.55	0.09	0.03	0.029	0.035
SPLAY_1	Measured	0.106	171.056	145.28	0.27	0.58	0.494	0.921
	Indicated	0.177	157.400	138.81	0.20	0.90	0.791	1.114
	M&I	**0.283**	**162.500**	**141.22**	**0.22**	**1.48**	**1.285**	**2.035**
	Inferred	0.000	194.968	170.22	0.26	0.00	0.002	0.003
SPLAY_2	Measured	0.025	182.208	166.11	0.17	0.15	0.134	0.137
	Indicated	0.048	129.217	116.73	0.13	0.20	0.181	0.204
	M&I	**0.073**	**147.331**	**133.61**	**0.14**	**0.35**	**0.315**	**0.341**
TRANSVERSAL	Measured	0.102	145.235	128.92	0.17	0.48	0.424	0.564
	Indicated	0.537	141.796	128.28	0.14	2.45	2.214	2.452
	M&I	**0.639**	**142.346**	**128.38**	**0.15**	**2.92**	**2.638**	**3.016**
	Inferred	0.071	117.660	107.53	0.11	0.27	0.246	0.244
TRANSVERSAL_NORTE	Measured	0.009	82.453	71.96	0.11	0.02	0.020	0.030
	Indicated	0.446	111.072	98.02	0.14	1.59	1.407	1.969
	M&I	**0.455**	**110.535**	**97.53**	**0.14**	**1.62**	**1.426**	**1.999**
	Inferred	0.338	85.167	73.23	0.13	0.92	0.795	1.362
Total	**Measured**	**3.822**	**213.975**	**185.89**	**0.30**	**26.29**	**22.842**	**36.273**
	Indicated	**29.339**	**168.697**	**143.40**	**0.27**	**159.13**	**135.267**	**250.803**
	M&I	***33.161***	***173.916***	***148.30***	***0.27***	***185.42***	***158.109***	***287.075***
	Inferred	**11.069**	**117.336**	**98.21**	**0.20**	**41.76**	**34.948**	**71.553**

Notes on Table 14-43:

1. *kt=thousands of tonnes, Ag=Silver, Au=gold, t. ozs.= troy ounces.*
2. *Mineral Resources are reported using CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019).*
3. *The QP for the estimate is Mr. Michael F O'Brien, P.Geo., Red Pennant Resources. Geoscience.*
4. *The Mineral Resources have an effective date of October 31, 2025.*
5. *Mineral Resources are reported using an in situ revenue cut-off of 60 g/t, Metal prices are in USD$.*
6. *The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves*
7. *AgEQ has been calculated thus Rev $/Tonne = Ag (g/t) + Au (g/t) * AuRecovery * 95.14735772*
8. *Cut-off AgEQ grade has been applied to the Mineral Resource*
9. *La Preciosa Conversion 1 t. oz. = 31.1034768 g, Ag recovery 80%, Au Recovery 70%, Ag price $36.90/t. oz., Au price $3,210/t. oz.*
10. *Totals may not sum due to rounding.*
11. *Areas of uncertainty that may materially impact the Mineral Resource estimates include:*
    - *Changes to long-term metal price assumptions;*
    - *Changes in local interpretations of mineralization geometry, fault geometry and continuity of mineralized zones;*
    - *Changes to metallurgical recovery assumptions;*

- *Changes to resource classification approach*
- *Variations in geotechnical, hydrogeological, and mining assumptions;*
- *Changes to environmental, permitting, and social license assumptions.*

15.0 MINERAL RESERVE ESTIMATE

This section describes the methodology and parameters used to estimate the Mineral Reserves for the Property. The Mineral Reserves are those Indicated and Measured Mineral Resources that have been identified as being economically extractable and which incorporate mining losses and the addition of mining dilution. The Mineral Reserves form the basis for the mine plan presented in Section 16.0. The Mineral Resource is inclusive of the Mineral Reserve. Mineral Reserve is the economically minable portion of Measured and Indicated Mineral Resource after application of Modifying Factors.

Mineral Reserves are those parts of Mineral Resources that, after the application of all mining factors, result in an estimated tonnage and grade that form the basis of an economically viable project. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the economic mineralized rock and delivered to the treatment plant or equivalent facility. The term "Mineral Reserve" need not necessarily signify that extraction facilities are in place or operative, or that all governmental approvals have been received; however, it does signify that there are reasonable expectations of such approvals.

The reserve classifications used in this Technical Report conform to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards. Measured and Indicated Resources were converted to Proven and Probable reserves as defined by CIM.

15.1 Underground Deposits

The underground Mineral Reserve Estimate (MRE) was prepared by Mr. Kourosh Tarighi, P.Eng., senior mining engineer at Tetra Tech Canada. Mr. Tarighi is an independent Qualified Person as defined by NI 43-101. The MRE was prepared in accordance with NI 43-101 and has an effective date of October 31, 2025. The MRE is based on the Mineral Resource block models provided by Michael F. O'Brien M.Sc., P.Geo, as presented in Section 14.0 of this Technical Report.

15.1.1 Reserve Estimation Methodology

The process of estimating Mineral Reserves involves converting Measured and Indicated Mineral Resources into Proven and Probable Mineral Reserves by identifying portions of the deposit that meet or exceed the applicable mining cut-off grades and conform to the physical and geometric constraints of the selected mining method. A series of Modifying Factors, including mining method selection, recovery rates, dilution, depletion, cut-off calculations, geotechnical and metallurgical considerations, infrastructure availability, operational constraints, safety requirements, environmental and regulatory conditions, product marketability, and social or legal factors, are applied to generate mineable stope shapes.

The geological models used in the MRE process were provided in Datamine format. These datasets were imported into Deswik, where validation checks were performed to ensure model integrity and accuracy following the transfer. All models contained consistent attribute fields and properties. Prior to Mineral Reserve evaluation, an NSR field was added to the block models so they could be used effectively for mine planning purposes.

The following mine planning block models were created:

- Avino ET
- La Potosina

- Guadalupe
- La Preciosa

In accordance with CIM guidelines, Inferred Mineral Resources may not be used to support Mineral Reserves. Therefore, all blocks classified as Inferred were assigned zero grades for Mineral Reserve estimation purposes. No additional modifications were applied to the models.

Indicated Resources can be converted to Probable Reserves through the following steps:

- Identify Sublevel Level Open Stoping, Room and Pillar and Mechanized Cut and Fill mining method for different geological zones, taking into account deposit geometry, geotechnical and hydrogeological conditions, grade distribution from the block model, and applicable design criteria;
- Review metal price forecasts to follow the guidance set out in the "2020 CIM Guidance on Commodity Pricing and Other Issues related to Mineral Resource and Mineral Reserve Estimation and Reporting";
- Determine the net smelter return (NSR) and establish NSR-based cut-off value using the selected metal prices, operating cost assumptions, metallurgical recoveries, and smelting/refining terms, from sales contracts and supported by historical operating data;
- Prepare block models that exclude Inferred Mineral Resources from the Mineral Reserve constraint process;
- Use Deswik Stope Optimizer (SO) software to create preliminary mineable shapes that incorporate vein geometry, minimum mining widths, dilution assumptions, and economic thresholds, and then refine these shapes by removing permanent pillars and excluding zones that are inaccessible or cannot be mined safely due to geotechnical limitations;
- Establish Modifying Factors, including dilution from blasting and geotechnical conditions, as well as mining losses supported by historical survey data and underground observations;
- Identify and flag blocks of Indicated Resources that exceed the cut-off grade (COG) and outline initial mineable shapes;
- Design the necessary mine development and infrastructure to reach the mineable zones; and
- Develop conceptual tailings storage design that provides sufficient capacity to accommodate the Mineral Reserve tonnage.

15.1.2 NSR and Cut-off Grade Estimation

Mineral Reserves were calculated by coding a Net Smelter Return (NSR) to the block models. The NSR takes into account the multiple by-products available. The parameters used to calculate the NSR are available in Table 15-1 and Table 15-2.

The MRE comprises four major mineralized zones: La Preciosa, Avino ET, La Potosina, and Guadalupe. The Avino ET, La Potosina, and Guadalupe are located within the same mineralized corridor on the Property and are therefore treated with consistent NSR parameters. These deposits share similar metallurgical characteristics due to their spatial proximity and common low-sulphidation epithermal vein environments. La Preciosa, however, is situated approximately 19 km southwest of the Avino cluster and forms part of a different geological system. Because of this separation and its distinct mineralogical and metallurgical response, it requires a separate set of NSR parameters.

The NSR is calculated to determine the value of each block based on the recoverable metal content and expected revenue, after deducting the relevant processing, transportation, and refining costs. The NSR is used to establish NSR-based cut-off values for reserve estimation. All cut-off values applied in the Mineral Reserve estimation are based on NSR breakeven values derived from operating, processing, and general and administrative (G&A) costs. Table 15-1 shows the commodity prices used in the NSR value calculation.

Table 15-1 NSR Commodity Price

Metal	Price (USD$)	Unit
Copper	4.40	$/lb
Gold	3,210.00	$/oz
Silver	36.90	$/oz

Table 15-2 shows the assumptions and parameters used to calculate the NSR value, which was then applied to the realized silver value to be used in the estimation of the COG.

Table 15-2 NSR Assumptions

NSR Assumptions	Avino ET, La Potosina, Guadalupe	La Preciosa	Unit
Recovery - Cu	89	N/A	%
Recovery - Au	74	70	%
Recovery - Ag	87	80	%
Copper Concentrate Moisture Content	9.26	9.26	%
Concentrate Cu Grade	20	N/A	%
Concentrate Au Grade	19.40	9.72	gpt
Concentrate Ag Grade	1,719.63	10,000.00	gpt
Payable – Ag (%)	83.00	96	%
Payable – Au (%)	95.00	95	%
Payable – Cu (%)	96.75	N/A	%
Treatment and other charges	134.25	68	USD$/dmt
Freight to Smelter	45	45	USD$ per wmt
Refining Charge - Silver	0.30	0.30	USD$/Oz
Refining Charge - Gold	6.00	6.00	USD$/Oz

The cut-off calculation for Avino ET, La Potosina, Guadalupe. La Preciosa has been subdivided into three separate ore bodies, each with its own mining cost (Table 15-3 and Table 15-4). The variation in mining cost is primarily driven by differences in haulage distance required to move material from each ore body to the main access and processing areas. However, processing and G&A costs remain consistent across all three ore bodies. These differing haulage-related mining costs ultimately result in different cut-off grades or NSR break-even values for each ore body (Table 15-4).

Table 15-3 Initial Operating Cost Estimate

	Unit	Avino ET, La Potosina, Guadalupe
Mining	$/t	75.31
Processing	$/t	18.45
G&A	$/t	16.80
Cut-off or NSR Breakeven	$/t	110.56

Table 15-4 Initial Operating Cost Estimate (La Preciosa)

	Unit	Gloria	Abundancia	Martha
Mining	$/t	75.31	55.21	60.89
Processing	$/t	18.45	18.45	18.45
G&A	$/t	16.80	16.80	16.80
Cut-off or NSR Breakeven	$/t	110.56	90.46	96.14

15.1.3 Stoping Dilution

Dilution and mining loss play a critical role in Mineral Reserve estimation, as they directly influence the amount and grade of material that can be economically extracted. Dilution refers to waste material that becomes mixed with mineralized material during extraction, leading to two major impacts: higher operating costs due to increased mining, processing, handling, and tailings management requirements, and reduced recovery of mineralized material caused by lower feed grade and potential decreases in mining or processing efficiency.

In practice, dilution is grouped into two main categories: planned dilution and unplanned dilution.

- Planned dilution refers to waste material that is deliberately included in the mining envelope. This material is typically adjacent to the mineralized zone either in the hanging wall or footwall and must be extracted to achieve the minimum mining width or to maintain safe and efficient stope geometry. Although it naturally lowers the overall grade of material delivered to the mill, planned dilution is essential for ensuring complete extraction of the targeted ore zone.
- Unplanned dilution consists of waste material that enters the ore stream unintentionally during mining activities. It can originate from several operational factors, such as:
  - Excessive wall breakage caused by drilling or blasting beyond the stope limits;
  - Accidental loading of waste, backfill, or road-base material during mucking;
  - Contamination from backfill due to interactions with adjacent mined-out stopes.

Unplanned dilution is generally variable and more difficult to control than planned dilution, making it a critical factor in evaluating the reliability of production forecasts and Mineral Reserve estimates. To factor in unplanned dilution outside the stopes' shape boundaries, a dilution skin of 0.5 m was applied to both the HW and FW during the SO process. This dilution was taken into account when evaluating whether or not shapes are economic to ensure only diluted economic stope shapes are included in the mine plan. Planned dilution is primarily a function of the width of

the orebody and the minimum mining width. Minimum mining width for Cut and Fill and LHOS methods for all deposits is 3.5 (m). The average dilution is presented in Table 15-5.

Table 15-5 Average Dilution

Deposit Name	Average Dilution (%)
Avino ET	5
La Potosina	44
La Preciosa	27
Guadalupe	17

The relatively high dilution at La Potosina reflects the complex vein geometry, structural disruption and mining width requirements associated with long hole stoping in this deposit. The dilution percentage is defined as tonnes of dilution material (W) divided by tonnes of mineralized material:

$$(O)(dilution\% = W/O * 100)$$

15.1.4 Recovery

Mining recovery is the difference between the "planned" amount of ore and the "actual" amount of ore that is mucked and sent to the mill. The primary sources of a reduction in mined recovery are:

- Pillars: ore left unmined to ensure geotechnical stability;
- Drill and Blast Underbreak: blasts do not always break loose the entire stope and the remaining ore becomes unrecoverable. This is primarily in longhole stopes blasting because the entire area of the blast does not always break, and the remaining ore is unrecoverable; and/or
- Mucking: unrecovered broken ore either on the floor of development or in corners that are unreachable.

Given the high-grade nature of the mineralization, all efforts will be made to maximize recovery. Mining recovery of 95% has been applied to all production blocks and is based on Avino ET current mine operation data, for all room and pillar, recovery has been reduced to 80% to take into account the need for additional pillars and the higher risks of mining in these areas.

15.1.5 Potentially Mineable Shapes and Mine Design

Deswik's Stope Optimizer was used to develop a suite of stope shapes considered potentially mineable within the Indicated Mineral Resource. A range of design inputs was evaluated during the optimization process, including the orebody orientation (azimuth and dip), stope height and strike length, minimum mining width, planned dilution assumptions, and the applicable cut-off grade.

Once the design criteria were finalized, they were entered into the Stope Optimizer to generate a set of stope shapes. The resulting shapes reflect all required constraints and include key attributes such as NSR, resource classification, diluted ore grades, and tonnage estimates. Each stope was then visually examined and checked to ensure consistency with geological continuity, suitability for the proposed mining method, and compliance with geotechnical stability requirements. Following this validation step, mine designs were prepared to determine the lateral and vertical development required to access the identified potentially mineable stopes, which are discussed in Section 16.0.

15.1.6 Underground Mineral Reserve Estimate

The Probable and Proven Mineral Reserves for each ore body are summarized in Table 15-6. The Mineral Reserves are exclusive of the Mineral Resources reported in Section 14.0 of this Technical Report

Table 15-6 Proven and Probable Mineral Reserves, Effective Date October 31, 2025.

Area	Category	Mass (Mt)	Average Grade			Metal Content		
			Ag (g/t)	Au (g/t)	Cu (%)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)
Avino-ET	Proven	0.86	33.79	0.68	0.27	0.94	18.82	5.12
	Probable	8.46	35.42	0.37	0.42	9.63	100.60	78.31
La Preciosa	Proven	2.09	221.94	0.35	0.00	14.90	23.49	0.00
	Probable	8.80	201.79	0.37	0.00	57.07	104.64	0.00
Guadelupe	Proven	-	0.00	0.00	0.00	0.00	0.00	0.00
	Probable	0.18	66.26	1.01	0.38	0.39	6.00	1.55
La Potosina	Proven	-	0.00	0.00	0.00	0.00	0.00	0.00
	Probable	0.10	198.14	0.41	0.04	0.63	0.00	0.09
Total	Proven	2.95	221.94	0.35	0.27	15.83	42.31	5.12
	Probable	17.54	120.11	0.38	0.21	67.73	211.25	79.95

Notes:

1. *Mineral Reserves are classified per CIM Definition Standards (2014) and NI 43-101.*
2. *Mineral Reserves as of October 31, 2025 are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.*
2. *Mineral Reserve estimates were prepared by Mr. Kourosh Tarighi, P.Eng., senior mining engineer at Tetra Tech Canada Inc., a Qualified Person as defined by NI43-101.*
4. *Metal prices considered for the Mineral Reserves estimates were USD$36.90/oz Ag. The metal prices used for Mineral Reserve estimation are based on long-term consensus forecasts and are considered reasonable for reserve reporting purposes. Other key assumptions and parameters include metal recoveries (89% Cu, 74–70% Au, and 87–80% Ag), payable factors (83–96% Ag, 95% Au, and 96.75% Cu), treatment and other smelter charges (USD$134.25–68 per dry metric tonne), freight to smelter (USD$45 per wet metric tonne), refining charges for silver, gold, and copper (USD$0.30/oz Ag, USD$6.00/oz Au, and USD$0.07/lb Cu), and applicable concentrate penalties.*
5. *Mining, processing, and G&A operating costs for the Gloria, Abundancia, and Martha areas were estimated at USD$75.31/t, USD$55.21/t, and USD$60.89/t for mining; USD$18.45/t for processing; and USD$16.80/t for G&A, respectively, resulting in NSR breakeven cut-off values of USD$110.56/t for Gloria, USD$90.46/t for Abundancia, and USD$96.14/t for Martha.*
6. *Modifying Factors for conversion of resources to reserves include, but are not limited to, consideration for mining methods, mining recovery, dilution, sterilization, depletion, cutoff grades, geotechnical conditions, metallurgical factors, infrastructure, operability, safety, environmental, regulatory, social, and legal factors. These factors were applied to produce mineable stope shapes.*
7. *Numbers are rounded per guidelines; totals may not sum due to rounding.*

15.2 Oxide Tailings Deposit

The MRE for the Oxide Tailings Project remains unchanged from the Tetra Tech 2024 report. No additional drilling, sampling, metallurgical test work, geotechnical investigations, or updates to mining/processing cost assumptions have been completed since the effective date of the last MRE for the Oxide Tailings Deposit (January 16, 2024). As a result, there is no new material information that would justify revising the Proven and Probable Mineral Reserves. The Mineral Reserve quantities and grades previously reported therefore remain current. Table 15-7 presents Proven and Probable Mineral Reserves for the Oxide Tailings Deposit. Additional information on the estimation process and associated assumptions can be found in Tetra Tech 2024.

Table 15-7 Mineral Reserve Statement of the Oxide Tailings Project

Reserve Category	Quantity (Million tonnes)	Average Ag Grade (g/t)	Average Au Grade (g/t)	Contained Ag Metal (Million tr. Oz)	Contained Au Metal (Thousand tr. Oz)
Proven	4.27	61	0.47	8.37	65.01
Probable	2.43	43	0.47	3.38	36.53
Total	6.70	55	0.47	11.75	101.54

Notes:

1. *The effective date of the Mineral Reserve estimate is January 16, 2024. The QP for the estimate is Junjie (Jay) Li, P.Eng. of Tetra Tech.*
2. *The Mineral Reserve estimates were prepared with reference to the 2014 CIM Definition Standards (2014 CIM Definition Standards) and the 2019 CIM Best Practice Guidelines.*
3. *Mineral Reserves estimated assuming open pit mining methods*
4. *Mineral Reserves are reported on a dry in-situ basis*
5. *Mineral Reserves are based on a gold price of USD$1850/tr oz., and silver price of USD$22/tr oz, mining cost of USD$1.00/t mined, milling costs of USD$18.00/t feed, and USG&A cost of USD$3.00/t feed.*
6. *Mineral Reserve includes consideration for 1% mining dilution and 99% mining recovery.*
7. *Ore-waste cut-off was based on USD$21.00/t of NSR.*

15.3 Combined Mineral Reserve Estimate

The combined Proven and Probable Mineral Reserve estimate for the Property includes the UG Mineral Reserves for Avino ET, La Preciosa, Guadalupe, and La Potosina, together with the previously reported Oxide Tailings Mineral Reserves. The combined Mineral Reserve estimate is summarized in Table 15-8.

Mineral Reserves are reported with a reference point of mined ore delivered to the plant. Underground Mineral Reserves are based on the Modifying Factors described in this section, including mining dilution, mining recovery, NSR cut-off values, and applicable mining, processing, and G&A cost assumptions. Oxide Tailings Mineral Reserves remain materially unchanged from Tetra Tech 2024, as described above.

Table 15-8 Combined Proven and Probable Mineral Reserves, Avino Property (Effective Date October 31, 2025)

Reserve Category	Mass (Mt)	Ag (g/t)	Au (g/t)	Cu (%)	Contained Ag (million tr oz)	Contained Au (thousand tr oz)	Contained Cu (million lb)
Proven	9.65	78	0.46	0.05	24.20	107.32	5.12
Probable	19.97	111	0.39	0.18	71.11	247.78	79.95
Total Proven and Probable	29.62	100	0.41	0.14	95.31	355.10	85.07

Notes:

1. *Mineral Reserves are classified in accordance with the CIM Definition Standards (2014) and NI 43-101.*
2. *Underground Mineral Reserves have an effective date of October 31, 2025.*
3. *Oxide Tailings Mineral Reserves have an effective date of January 16, 2024, and remain materially unchanged from Tetra Tech 2024.*
4. *Underground Mineral Reserves are derived from Measured and Indicated Mineral Resources and account for mining dilution, mining recovery, depletion, and NSR-based cut-off values.*
5. *Oxide Tailings Mineral Reserves are based on the assumptions listed in Table 15-7.*

6. *Contained metal totals are based on the reported Mineral Reserve tables. Average grades are back-calculated from reported mass and contained metal.*
7. *Totals may not sum due to rounding*

15.4 Factors that May Affect the Mineral Reserve Estimates

Factors that could materially influence the Mineral Reserve Estimates include potential fluctuations in metal prices and exchange rate assumptions; geotechnical conditions that may compromise underground stability and contribute to increased unplanned dilution or mining losses; unexpected variations in equipment productivity; and any reduction in the Avino Mine's ability to process mineralized material at planned throughput rates or achieve expected metallurgical recoveries. Additional risks relate to higher-than-anticipated geological variability, tailings storage capacity, cost escalation driven by external economic pressures, and changes to taxation assumptions. The MREs may also be impacted by challenges in maintaining consistent access to mining areas, changes to permitting or regulatory frameworks underlying the mine plan, risks associated with securing mining concessions and surface rights, and the renewal of agreements with local surface owners, as well as the ongoing requirement to maintain social and environmental licenses to operate.

Furthermore, the existing tailings storage infrastructure does not currently have sufficient capacity for the full Mineral Reserve tonnage. Although preliminary volumetric assessments suggest that the Property mineral concessions may be able to accommodate the projected tailings volume, detailed geotechnical stability analyses and comprehensive engineering studies are required to confirm the definitive storage capacity. As such, the Mineral Reserve Estimate may be subject to modification pending the results of these further investigations.

AVINO is actively evaluating tailings storage expansion alternatives, including facility expansion and potential new storage locations and it is reasonably expected that sufficient capacity will be available to support the full life of mine plan.

16.0 MINING METHODS

16.1 Introduction

Materials from the Avino ET and La Preciosa deposits currently being mined are processed at the Avino Mill located adjacent to the Avino underground mine. The Avino Mill's combined throughout capacity is 2,500 tpd. As of December 9, 2025, the Avino Mine employed and contracted 600 personnel, including contractors. The mine operates on three 8-hour shifts, 7 days per week, whereas the mill operates on a 24/7 schedule, two 10-hour shifts per day.

The miners are skilled and experienced in vein mining. There is an incentive system in place, rewarding personnel for safety and production. Technical services and overall supervision are provided by AVINO employees, including geology, planning and surveying personnel, to prepare comprehensive production plans and schedules. All mining activities are conducted under the direct supervision and guidance of the mine manager.

This Technical Report proposes that the Avino ET deposit will be mined using mechanized underground methods such as transverse long hole open stoping (LHOS) with unconsolidated rock fill, while the La Preciosa vein will be mined primarily using Mechanized Cut and Fill (MCF) and longhole stoping methods, with room-and-pillar mining applied selectively in localized areas. The Guadalupe and La Potosina deposits will be mined using the LHOS method. Figure 16-1 shows the relative locations of the deposits.


N
LaPotosina
5km
Guadalupe
Avino Mine
19km
LaPreciosa

Figure 16-1 Relative Locations of the Deposits

Source: Avino Gold & Silver Mines Ltd.

16.2 Ground Conditions

Ground conditions at Avino ET and La Preciosa mines are considered good. The rocks are competent and require no special support measures other than occasional rock bolting, meshing and regular scaling. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the holes.

16.3 Mining Methods

16.3.1.1 Avino ET Deposit

The Avino ET deposit varies in dip from 56º to 70º and in width more than 8 m. Conventional drill-and-blast methods are used to extract ore at Avino ET, and the suggested mining method is Transverse long-hole stoping, a bulk underground mining method primarily used for wide, steeply dipping ore bodies, with rock backfill. Access to the mining areas is provided via ramps and adits. Mine development headings are drilled by jumbo, and the ore muck is removed by 7 to 15 tonne scoops and then transferred to the surface by haulage trucks. Figure 16-2 shows vertical section development and stoping of ET.



Figure 16-2 Vertical Isometric View of Development and Stoping of the ET Mine - Looking NW

Note: Colours represent different mining areas within the ET deposit.

16.3.1.2 La Preciosa Deposit

The La Preciosa deposit consists of five distinct veins named Martha, Abundancia, Gloria, Transversal, and Splay, with dips ranging from 27° to 75°. Because of the varying dips, three mining methods are proposed: MCF, Longitudinal LHOS, and Transverse LHOS. Approximately 70% of the total ore tonnes will be mined with MCF stopes, and the remaining 30% with LH stopes. The majority of the stopes will be mined longitudinally (along strike) with both methods.

In addition to MCF and longhole stoping, room-and-pillar mining may be applied in localized zones where the vein geometry is more regular, widths are consistent, and ground conditions are favourable. This method would be used selectively to improve operational flexibility and control dilution and is expected to represent a minor portion of the

overall production. Mechanized cut-and-fill (MCF) will be applied in areas where the orebody dip is less than approximately **50°**, while longhole stoping (LH) is proposed for steeper zones with dips greater than **50°**.

In the shallow-dipping areas, MCF will be implemented as a longitudinal method along strike, with development accessed from the footwall through ramp systems. Mining will proceed in sequential cuts, with each cut being mined and subsequently backfilled to provide a working platform for the next stage. This approach allows for improved control of dilution and ground stability in flatter geometries, where longhole stoping is less effective. In contrast, the steeper portions of the deposit are better suited to longhole stoping due to favourable gravity flow and stope stability conditions.

Figure 16-3 illustrates the application of cut-and-fill mining with ramp access in the Abundancia vein, while Figure 16-4 presents an overview of development and stoping across the La Preciosa mine.


ATTACK RAMP (ABOVE,~17%)
CUT 6
CUT 5
ATTACK RAMP 1 (~17%)
CUT 4
CUT 3
CUT 2
ATTACK RAMP 1 (~17%)
LA GLORIA VEIN
CUT 1
ABUNDANCIA VEIN
= Access / Ramp

Figure 16-3 Cross Section of Cut-and-Fill Mining with Ramp Access at the Abundancia Vein



Figure 16-4 Vertical Section Development and Stoping of the La Preciosa Mine Looking North

16.3.1.3 Guadalupe and La Potosina Deposits

The Guadalupe and La Potosina deposits are located along the Avino vein corridor and exhibit similar geological characteristics, including steeply dipping vein systems (approximately 75°) with average widths of approximately 6 m. Guadalupe is located approximately 0.7 km northeast of the Avino ET deposit, while La Potosina is located approximately 5 km north of the Avino ET mine and processing plant.

Due to their similar geometry and geotechnical conditions, both deposits are planned to be mined using longitudinal longhole open stoping (LHOS). This method is well suited to steeply dipping ore bodies and allows for bulk extraction with backfill support. Access to the mining areas is provided via ramp and adit development. Production drilling is carried out using longhole drilling methods, and broken ore is mucked using load-haul-dump (LHD) units and transported to surface via underground haulage systems. Stopes are backfilled with waste rock or paste fill to maintain stability and enable adjacent mining.

Figure 16-5 and Figure 16-6 illustrate vertical and isometric views of development and stoping for the Guadalupe and La Potosina deposits, respectively.



Figure 16-5 Oblique Isometric View of Development and Stoping at Guadalupe Deposit, Looking North



Figure 16-6 Oblique Isometric View of Development and Stoping at La Potosina Deposit, Looking North

16.4 Longhole Stoping

Longhole stoping (LHOS) is the primary underground mining method applied at the Avino ET, La Potosina and Guadalupe deposits. The method is well suited to the steeply dipping vein geometries and generally competent ground conditions, allowing for bulk extraction with backfill support.

Mining is conducted from sublevels developed at approximately 20 m vertical intervals. Ore drives are developed within the mineralized zones at approximately 5 m by 5 m and are advanced to the ore boundaries as required to provide access for drilling and mucking.

Stopes are typically designed with average dimensions of approximately 10 m in width and up to 20 m in height, depending on local geometry and ground conditions. Slot raises or equivalent slot development are established to provide an initial free face for production blasting.

Production drilling is carried out using top-hammer longhole drills, with a typical hole diameter of approximately 76.2 mm. Drill patterns are generally developed on a spacing of approximately 2.0 m burden by 1.5 m spacing, with average hole lengths of approximately 18 m and charge lengths of approximately 15.5 m. Blasting is conducted using a combination of ANFO and emulsion explosives, with initiation by NONEL detonators. A powder factor of approximately 0.30 to 0.32 kg/t is applied, consistent with current operating practices.

Blasting is conducted in rings retreating from the established free face. In areas where access to the top of the stope is limited, blind stoping methods may be applied, with slot development completed within the stope and upholes drilled to establish the initial void. Rings closest to the slot are typically blasted first to maintain an effective free face.

Broken ore is mucked from the stope using remote-controlled LHD units and transported via the underground haulage system. Stopes are backfilled using a combination of paste fill and/or development waste to maintain ground stability and enable extraction of adjacent stopes.

Dilution is incorporated through both planned and unplanned components. Planned dilution is driven by minimum mining width requirements of approximately 3.5 m, while unplanned dilution is accounted for through dilution allowances applied during stope optimization. Average dilution is estimated at approximately 44% for La Potosina, reflecting vein geometry and mining constraints, with comparative values of approximately 5% for Avino ET and 17% for Guadalupe.

A mining recovery factor of approximately 95% has been applied to longhole stoping, consistent with current operating performance and expected conditions. The mining cycle consists of drilling, blasting, mucking, and backfilling, and is based on industry-standard equipment performance and comparable operations.

The broken ore will be mucked from the bottom of the stope by remote control load haul dump units (LHDs) and loaded into trucks and hauled to the surface. The mined-out stopes will then be backfilled.


ORE
BLOCKS TO BE MINED
LOADING/DRILLING
X-CUT
ORE
BLOCK MINED
PRODUCTION
HOLES
SLOT
RAISE
ACCESS/MUCKING
DRIFT
DRAWPOINT
15m
HAULAGE
DRIFT
BACKFILL
REMOTE SCOOP
MUCKING
15m
X-CUT
SECONDARY
PRIMARY
SECONDARY
ACCESS/MUCKING
DRIFT

Figure 16-7 Typical Longhole Open Stoping Method

16.5 Mechanized Cut and Fill Stoping

Mechanized cut-and-fill (MCF) mining is utilized in La Preciosa, particularly in shallower-dipping portions of the deposit where greater selectivity is required. MCF is a lower-productivity, higher-cost mining method than longhole stoping, but provides highly selective mining with minimal dilution. Stopes can be developed with irregular backs and walls to match the ore boundaries. Each 25 m-high stoping block is accessed via a 15% access ramp and mined in five 5 m-high MCF stopes. Stopes are developed on the lowest level first, and each subsequent stope or 5 m lift is developed above the depleted and backfilled stope. Production and cost estimation have been based on 5 m high and 5 m wide stopes.

The broken ore will then be mucked with LHDs into trucks and hauled to the surface. The completed 5 m high stope is then filled with hydraulic backfill and/or development waste. The next 5 m lift will then commence on top of the hardened fill of the previous lift. For conventional cut and fill stoping, ore is mined upward in horizontal slices using jackleg drills. Cut and fill mining involved upholes usually less than 2m.

For cut-and-fill, the production cycle starts by drilling upper holes using a jackleg. Geologists mark the vein, and the stope is drilled and blasted accordingly. For narrower veins, drillholes in ore are blasted first, and after mucking, the holes drilled in waste are blasted to achieve the required width for the next production lift. Cut and fill methods stopes are filled with development or surface waste rock.


Vein
Sill Drift
Vein
Longhole
Vein
MCF (Planned)
Access TDB
Vein
Access TDB
MCF
Access
MCF
(Cemented Rock Fill)
Vein

Figure 16-8 Typical Cut and Fill Stoping Method

16.6 Mine Production

A target production rate of approximately 2,500 tpd over 350 operating days per year has been selected, resulting in an annual production of approximately 910,000 tonnes. The selected rate reflects current operating performance at Avino ET and planned contributions from La Preciosa and other underground deposits.

The production schedule presented in Table 16-2 to Table 16-5 reflect mining activities subsequent to the Mineral Reserve effective date (October 31, 2025). Year 1 represents a partial operating year and a transition period from current operations to the planned steady-state production profile.

Over the life of mine (LOM) ore will be sourced from multiple underground deposits, including Avino ET, La Potosina, Guadalupe, and La Preciosa, providing operational flexibility and continuity of feed to the Avino processing plant. Variability in mill feed during the early years reflects the integration of existing operations with planned operations. Ore production increases as mine development advances and additional stoping fronts become available.

Sustained production at the target rate is dependent on maintaining sufficient active stopes and ongoing mine development to ensure continuity of ore supply. From approximately Year 5 onward, production reaches and maintains the nominal processing capacity of approximately 2,600 tpd (≈910,000 t/year). Minor variations in later years reflect stope sequencing, development timing, and operational considerations.

Mining is conducted using longhole stoping as the primary method, supported by development activities to maintain access to active stopes. Ore is mucked using load-haul-dump (LHD) units and transported via underground haulage to surface stockpiles or directly to the processing facility.

Waste tonnage includes development waste and planned dilution associated with longhole stoping. Mill feed tonnage represents diluted ore delivered to the processing plant.

Underground ventilation is provided through the existing mine ventilation network, which includes primary and auxiliary fans supporting active development and production areas. Ventilation circuits are extended as mining advances to maintain adequate airflow to working headings and stopes. Based on current operating practices, the system is considered sufficient to support ongoing operations and the planned development schedule.

Mine dewatering at the Avino ET deposit is managed through a staged pumping system utilizing submersible, turbine, and centrifugal pumps discharging through 6-inch pipelines to surface and the processing plant. The current system includes submersible pumps rated at approximately 25 L/s and 50 m dynamic head, a 150 HP turbine pump rated at approximately 25 L/s and 289 m dynamic head, a 100 HP submersible pump rated at approximately 15 L/s and 290 m dynamic head, and centrifugal pumps rated at approximately 25 L/s and 109 m dynamic head. Pumping is conducted in stages between levels and discharged to surface facilities. The production profile is considered reasonable and achievable based on current operating experience, planned development, and the availability of multiple mining areas.

Underground mining is supported by an existing mobile fleet including load-haul-dump (LHD) units, haul trucks, development jumbos, bolters, and longhole drills. The Avino operation utilizes 6.3 m³ and 9.0 m³ class LHDs, 12 m³ haul trucks, development jumbos, and longhole drilling equipment (Table 16-1). The La Preciosa operation utilizes similar equipment, including LHDs, 14 m³ haul trucks, and development jumbos. This fleet supports current mining and development activities across multiple underground deposits.

Table 16-1 Summary of Underground Mining Fleet

Operation	LHDs (units)	Trucks (units)	Development Jumbos (units)	Bolters (units)	Longhole Drills (units)
Avino	7	17	4	1	3
La Preciosa	4	6	3	2	—
Total	11	23	7	3	3

Table 16-2 Year-by-Year Production Schedule Summary for Avino ET (standalone, 2,600 tpd)

	Summary-Tonnes			Average Grade			Total Metal Produced		
	Total Material (t)	Total Waste (t)	Mill Feed (t)(Diluted)	Au (g/t)	Ag (g/t)	Cu (%)	Au (Oz)	Ag (Oz)	Cu (lb)
Year 1*	899,910	343,507	556,403	0.24	40.36	0.39	4,230	722,077	4,749,810
Year 2	1,178,973	376,048	802,926	0.36	41.70	0.35	9,398	1,076,341	6,109,661
Year 3	1,222,846	371,431	851,415	0.56	30.92	0.28	15,447	846,330	5,268,337
Year 4	1,112,023	357,627	754,396	0.61	33.37	0.27	14,779	809,442	4,469,866
Year 5	1,278,323	366,323	912,000	0.40	40.21	0.41	11,596	1,178,929	8,222,771
Year 6	1,245,966	355,039	890,927	0.24	33.21	0.55	6,802	951,308	10,825,613
Year 7	1,267,463	355,463	912,000	0.20	36.19	0.68	5,793	1,061,068	13,743,500
Year 8	1,269,315	357,315	912,000	0.30	31.31	0.59	8,861	918,125	11,798,549
Year 9	1,216,833	304,846	911,987	0.45	35.56	0.38	13,111	1,042,581	7,588,594
Year 10	1,123,274	211,287	911,988	0.46	35.75	0.40	13,568	1,048,186	8,112,156
Year 11	973,872	71,935	901,937	0.63	39.02	0.23	18,131	1,131,519	4,505,018
Total	12,788,799	3,470,821	9,317,978	0.41	36.00	0.42	121,716	10,785,907	85,393,875

* *excluding actuals as of November 2025.*

Table 16-3 Year-by-Year Production Schedule Summary for La Preciosa (standalone, 2,600 tpd)

	Summary-Tonnes			Average Grade		Total Metal Produced	
	Total Material (t)	Total Waste (t)	Mill Feed (t)(Diluted)	Au (g/t)	Ag (g/t)	Au (Oz)	Ag (Oz)
Year1	1,457,571	748,193	709,378.03	0.28	254.30	6,461	5,799,719
Year2	1,646,068	737,292	908,775.73	0.26	202.20	7,686	5,907,824
Year3	1,445,117	573,572	871,545.26	0.25	240.25	6,960	6,732,057
Year4	1,324,550	524,608	800,001.14	0.32	293.72	8,312	7,554,534
Year5	1,225,247	518,368	706,879.37	0.36	190.31	8,156	4,325,012
Year6	1,382,656	470,656	912,000.03	0.40	201.46	11,866	5,907,081
Year7	1,341,228	429,228	912,000.08	0.45	200.60	13,324	5,881,771
Year8	1,204,870	307,920	896,949.54	0.43	203.20	12,353	5,859,882
Year9	1,120,477	208,477	912,000.00	0.43	171.16	12,566	5,018,674
Year10	1,135,694	223,694	912,000.03	0.35	162.84	10,191	4,774,667
Year11	1,250,791	338,791	912,000.05	0.43	229.25	12,579	6,721,999
Year12	1,159,285	247,285	911,999.94	0.39	186.60	11,464	5,471,334
Year13	673,116	154,587	518,528.59	0.27	141.71	4,553	2,362,395
Total	16,366,670	5,482,671	10,884,057.80	0.36	206.66	126,472	72,316,949

Table 16-4 Year-by-Year Production Schedule Summary for Guadalupe Deposit (standalone, 1,300 tpd)

	Summary-Tonnes			Average Grade			Total Metal Produced		
	Total Material (t)	Total Waste (t)	Mill Feed (t)(Diluted)	Au (g/t)	Ag (g/t)	Cu (%)	Au (Oz)	Ag (Oz)	Cu (lb)
Year1	301,111.61	160,255.52	140,856.08	0.96	72.03	0.42	4,493.87	332,305.99	1,345,597.07
Year2	81,013.24	36,956.75	44,056.00	1.21	46.77	0.23	1,710.10	66,321.90	224,380.03
Total	382,125	197,212	184,913	1.01	66.26	0.38	6,204	398,628	1,569,977

Table 16-5 Year-by-Year Production Schedule Summary for La Potosina Deposit (standalone, 1,300 tpd)

	SUMMARY-Tonnes			Average Grade			TOTAL METAL PRODUCE		
	Total Material (t)	Total Waste (t)	Mill Feed (t)(Diluted)	Au (g/t)	Ag (g/t)	Cu (%)	Au (Oz)	Ag (Oz)	Cu (lb)
Year1	276,999.68	198,757.59	78,242.09	0.42	220.41	0.04	1,057.00	554,941.95	9,170.30
Year2	22,762.50	1,326.55	21,435.95	0.36	115.81	0.04	245.80	79,815.23	3,159.94
Total	299,762	200,084	99,678	0.41	198.14	0.04	1,303	634,757	12,330

17.0 RECOVERY METHODS

17.1 Introduction

17.1.1 Avino Mine Area

The Avino Mine area hosts multiple mineralizations, namely Avino ET, San Gonzalo, Guadalupe and La Potosina and potential tailings resources from previous operations.

- The Avino ET vein deposit is currently being mined and processed at the Avino Mill. The description and production statistics for the current processing facility are presented in Section 17.2.
- The San Gonzalo vein deposit entered commercial production in October 2012 and stopped its operation in Q4 2019 as it reached the end of its resources.
- The Guadalupe and La Potosina veins deposits are currently exploration targets. Currently, there is no operation to recover metals from these resources.
- The Oxide Tailings Deposit comprises historic mineral processing plant tailings material deposited during the different periods of open pit mining of the Avino Vein. The oxide tailings are partially covered by younger sulphide tailings. The Tetra Tech 2024 focuses on silver and gold recovery from the oxide tailings resources. The processing plant design information is presented in 17.3.

17.1.2 La Preciosa Area

In 2025, AVINO commenced underground development at La Preciosa. The decline ramp has intercepted the Gloria and Abundancia veins. The mineralized materials produced during the decline ramp development is being trucked to the Avino Mill for processing. As the current plan, the mined materials from the deposit will be processed at the Avino Mill.

17.2 Existing Processing Facility

The ROM feed is processed in a conventional flotation circuit, producing copper flotation concentrate containing silver and gold. AVINO operates four separate circuits with a combined throughput capacity of 2,500 tpd. The four circuits include the following:

- Circuit #1 has a nominal processing capacity of 250 tpd. It was previously used to process ore from the San Gonzalo vein, producing a lead concentrate containing gold and silver and a zinc concentrate. The circuit has now been modified to process materials from the Avino ET vein to produce a copper flotation concentrate containing silver and gold. For the materials from the La Preciosa deposit, the concentrate produced is expected to be a bulk gold-silver concentrate, containing mainly silver.
- Circuit #2 and Circuit #3 have a nominal processing capacity of 250 tpd and 1,000 tpd, respectively.
- Circuit #4 has a nominal processing capacity of 1,000 tpd and is currently processing ore from the Avino ET vein, although it also processed low-grade materials from historic stockpiles before Q2 2020.

A detailed description of the four circuits is provided in Tetra Tech 2024. The simplified flowsheet of the current operation is shown in Figure 17-1.


ROM ORE STOCKPILE
HOPPER
JAW CRUSHER
PRIMARY SCREEN
SECONDARY CONE CRUSHER
TERTIARY CONE CRUSHER
SECONDARY SCREEN
TRASH SCREEN
CYCLONE CLUSTER
FALCON CONCENTRATOR
BALL MILL
ROUGHER FLOTATION
SCAVENGER FLOTATION
CLEANER FLOTATION
GRAVITY CONCENTRATE BULK TRUCK TRANSPORT
TAILINGS THICKENER
TAILINGS FILTER PRESS
PROCESS WATER TANK
PROCESS WATER DISTRIBUTION
CONCENTRATE THICKENER
CONCENTRATE FILTER PRESS
CONCENTRATE LOADOUT
CONCENTRATE STOCKPILE
TAILINGS STOCK TANK
DRY STACK TAILINGS
CONCENTRATE STOCK TANK
CONCENTRATE BULK TRUCK TRANSPORT

Figure 17-1 Simplified Flowsheet – Avino Processing Plant (Current Operation)

17.2.1 Production Statistics

Table 17-1 summarizes the productions from Avino Mill since 2021 to 2026.

Table 17-1 Total Production (Avino 2026)

Description	Q1 2026*	2025*	2024	2023	2022	2021+
Feed Tonnage						
Tonnes Milled (dry t)	185,497	736,935	648,774	615,373	541,823	165,304
Feed Grade						
Silver (g/t)	56	59	61	54	62	53
Gold (g/t)	0.42	0.44	0.51	0.51	0.42	0.84
Copper (%)	0.42	0.42	0.51	0.47	0.61	0.57
Recovery						
Silver (%)	81	84	88	87	92	87
Gold (%)	73	73	71	72	78	75
Copper (%)	84	84	87	83	89	88
Total Metal Produced						
Silver Produced (oz)	263,057	1,157,828	1,109,214	928,643	985,195	245,372
Gold Produced (oz)	1,851	7,621	7,477	7,335	5,778	3,386
Copper Produced (lbs)	1,343,654	5,667,996	6,197,603	5,304,808	6,504,177	1,869,306

Note:

+ *After a period of operational suspension, AVINO restarted production in Q3 2021. Production included processing of an existing ore stockpile in Q4.*

* *11,995 t (Q4 2025) and 14,098 t (Q1 2026) from La Preciosa underground mine development were co-processed with the mill feeds from Avino Mine.*

17.3 Oxide Tailings Recovery

The Oxide Tailings Deposit comprises historic mineral processing plant tailings material deposited during the different periods of open pit mining of the Avino Vein. Two types of tailings were produced from previous mining operations: oxide tailings and sulphide tailings with the oxide tailings partially covered by younger sulphide tailings.

Tetra Tech 2024 includes details regarding the proposed extraction and reprocessing of historic oxide tailings from the existing tailings management area for silver and gold production. Tetra Tech 2024 focused on recovering silver and gold from the tailings resources using cyanidation treatment in a proposed (new) processing facility, as summarized in Section 17.2.1 of this Technical Report.

Currently, there is no operation to recover metals from both tailings resources.

17.3.1 Proposed Reprocessing Facility

The proposed tailings reprocessing plant has been designed to process mill feed from the historic oxide tailings at a nominal throughput of 2,250 tpd, producing silver-gold doré. The LOM average plant feed grade is estimated to be 54.5 g/t silver and 0.47 g/t gold. The LOM average silver and gold recoveries are estimated to be 77.2% and

74.9%, respectively. The tailings will be mined using front-end loaders and transported by trucks to the proposed new facility for treatment.

The tailings will be processed by tank cyanide leaching, followed by the Merrill-Crowe process to recover silver and gold. The residual material will be detoxified, filtered, and deposited in a lined dry stack tailings management facility. Major design criteria and descriptions of the unit processes of the flowsheet are described in Tetra Tech 2024.

A simplified process flowsheet for the tailings reprocessing is shown in Figure 17-2.

17.3.2 Projected Annual Oxide Tailings Reprocessing Production

The reprocessing plant will generate silver-gold doré during the proposed 9-year LOM. The annual metal production rate has been projected based on the mine plan and metallurgical performance projections. Table 17-2 provides the overall gold production at the 2,250 tpd nominal processing capacity.

Table 17-2 Projected Annual Production Estimate

Year	Ore Processed (kt)	Head Grade		Recovery		Production	
		Silver (g/t)	Gold (g/t)	Silver (%)	Gold (%)	Silver (koz)	Gold (koz)
Year 1	574.9	33.7	0.42	70.9	74.3	441.8	5. 8
Year 2	821.3	65.5	0.56	77.8	74.7	1,345.1	11.0
Year 3	821.2	34.3	0.45	72.6	74.3	658.0	8.9
Year 4	821.3	53.2	0.56	76.8	74.5	1,077.4	10.9
Year 5	821.2	74.9	0.48	79.5	76.0	1,573.4	9.7
Year 6	821.3	67.0	0.36	78.1	75.2	1,383.0	7.1
Year 7	821.3	32.9	0.42	74.8	74.1	650.4	8.2
Year 8	821.2	54.7	0.53	78.0	75.0	1,125.5	10.5
Year 9	384.9	82.7	0.42	80.0	76.1	818.5	3.9
Total LOM	6,708.6	54.5	0.47	77.2	74.9	9,073.0	76.0

Note: Numbers may not add due to rounding.


TAILINGS
FEED HOPPER
LIME SLURRY
TROMMEL SCREEN
TRASH BIN
LIME SLURRY
CYANIDE
TRASH SCREEN
TRASH BIN
FLOCCULANT
PRIMARY THICKENER
CYANIDE
LEAD NITRATE
ZINC DUST
AIR
PRIMARY LEACH TANKS (3)
INTERMEDIATE THICKENER
FLOCCULANT
CYANIDE
LEAD NITRATE
AIR
SECONDARY LEACH TANKS (2)
PREGNANT SOLUTION TANK
PRE-COAT
CLARIFIER FILTER
VACUUM TOWER
VACUUM PUMP
CCD THICKENER No. 1
FLOCCULANT
FLOCCULANT
CCD THICKENER No. 2
PROCESS WATER
BARREN SOLUTION TANK
CYANIDE
LEAD NITRATE
ZINC DUST
PRECIPITATE MIX TANK
PRE-COAT
DRYING TRAY
FLUX
PRECIPITATE TRANSFER CART
PRECIPITATE DRYING OVEN
FUEL
SMELTING FURNACE
DORE
BARREN SOLUTION
FRESH WATER DISTRIBUTION
FRESH WATER TANK
COPPER SULFATE
SMBS
LIME SLURRY
PROCESS WATER
TAILINGS DETOX TANK (1)
TAILINGS STOCK TANK
TAILINGS FILTER PRESS (2)
FRESH WATER
PROCESS WATER TANK
DRY STACK TAILINGS

Figure 17-2 Simplified Process Flowsheet for Tailings Reprocessing

18.0 PROJECT INFRASTRUCTURE

18.1 Site Access

The Property is easily accessible by road and is an important part of the local community from which skilled workers are available. Access to the Avino Mine and La Preciosa Area are provided by Highway 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the Property are at Francisco I. Madero, Ignacio Zaragoza, and San Jose de Avino (Figure 18-1).

A well-established network of internal access roads exists throughout the Property to support exploration and mining activity. The primary internal access roads are used for hauling supplies and heavy equipment access while the secondary internal access roads are used by lighter vehicles for other operational activities.


N
Octubre
Donato Guerra
Canatlán
San José de Gracia
Nicolás Bravo
Ricardo Flores Magón
La Preciosa
Pánuco de Coronado
Avino
Santa Catalina
Ignacio Ramírez
Guadalupe Victoria
Calixto Contreras
Francisco I. Madero
Emiliano Zapata
Felipe Carrillo Puerto
Cuauhtemoc
Colonia Hidalgo
Durango
El Nayar
Santiago
Cieneguilla
Villa Unión

Figure 18-1 Avino Property (Bing Maps 2026)

18.2 Processing Facility

Underground ore from the Avino ET and La Preciosa deposits is processed at a 2,500 tpd mill located at the Avino Mine site. Additional information is included in Section 13.0. Approximately 600 staff are employed by AVINO to operate the Avino ET and La Preciosa Mines. A large majority of the site staff local/Mexican Nationals.

18.3 Power

The Avino Mine site was connected to the local power grid with a line capacity quoted at 4 MW when the mine last operated in 2001. With the shutdown, much of this excess power was diverted to the surrounding towns in the district. Before 2016, the existing power line provided only 1,000 kW of power, with 500 kW servicing the processing plant, 400 kW for San Gonzalo, and the balance for the well at Galeana, the employee accommodation facility, and water reclaim from the tailings dam. The San Gonzalo power line was built in 2009 to replace the contractor's diesel generator used during mine development.

According to the information provided by AVINO, the current total running power available to Avino operation is 7 MW, 4.5 MW of which is being consumed by the current operation, therefore, 2.5 MW excess power is available. The future oxide tailings reprocessing operation is expected to consume 1.8 MW running power, which can be fulfilled by the existing power supply system. A 350kW emergency diesel generator provides critical back up power to the Avino site in the event of power outage. Sensitive electronic equipment has surge protection and UPS.

Power at La Preciosa is currently supplied by diesel generators.

18.4 Ancillary Facilities

Existing ancillary service facilities at the Avino site, such as administration offices, maintenance shop, warehouse, laboratories, fuel storage provide support for the mining operations. The La Preciosa site includes mine and general offices, a mine equipment maintenance workshop, compressors, water tanks, mine water decanter pool, bathrooms, compressors, and a rockfill and aggregate area.

The Property is surrounding by communities where accommodations are readily available, a work camp is not required.

18.5 Tailings Management

Tailings generated by the Avino processing plant have been historically and currently stored in a tailings management facility (TMF) located adjacent to the Avino open pit and milling facilities. A second dry stack tailings management facility (DSTMF) is proposed to support the future Oxide Tailings Project. Additional information regarding DSTMF design elements can be found in Tetra Tech 2024.

The existing tailings storage infrastructure does not currently have sufficient capacity for the full reserve tonnage presented in this Technical Report; however, preliminary, high-level volumetric assessments suggest that alternate surface areas within the Property mineral concession may be able to accommodate the projected future tailings volume. Detailed geotechnical stability analyses and comprehensive engineering studies are required to confirm the required and available tailings storage capacity. AVINO is actively evaluating tailings storage expansion alternatives, including facility expansion and potential new storage locations and it is reasonably expected that sufficient capacity will be available to support the full life of mine plan.

18.6 Water Management

Fresh water required for Avino Mill is available from two sources:

- groundwater from a well drilled in 1996 located west of the mine site; and
- surface water from Presa del Caracol, a dammed reservoir, which is divided 60:40 with the town of Panuco de Coronado. AVINO is charged annually for water use.
- Groundwater from the underground workings and water from the TMF is also recycled to the mill. Treatment of water from the underground workings occurs prior to use, depending on the water quality. The Avino Mine and Mill operate as a closed loop system; however, AVINO does hold a permit to discharge excess water should it be required.

As part of the Oxide Tailings Project, a comprehensive stormwater management plan was developed for the Avino Mine site to manage both contact and non-contact water. This plan includes the installation of drainage swales at strategic locations to prevent the mixing of contact water with non-contact watercourses and the installation of culverts at strategic locations. More information can be found in Tetra Tech 2024.

19.0 MARKET STUDIES AND CONTRACTS

19.1 Flotation Concentrates

There is a ready market for AVINO's copper, silver, and gold flotation concentrates. The concentrates are currently being sold mainly to Samsung C&T UK Ltd until December 2027, however sometimes other trading firms are utilized. The concentrate sale agreement was extended in November 2018 from the original contract announced on July 9, 2015. The terms and conditions of these contracts are based on industry norms, and the terms have been used to establish the revenues from various mining operations, including the previous operation at the San Gonzalo Mine, which has now stopped operation.

Under the terms of the agreement, the concentrates are delivered by truck to the Port of Manzanillo, located on the Pacific coast of Mexico, loaded into containers, and shipped to smelters overseas.

The metal prices used for the payable metals, namely copper, silver, and gold, are based on the average market prices of the first month after the delivery to the loading port.

19.2 Gold-Silver Doré

For the doré produced from the proposed oxide tailings retreatment project, currently, there are no letters of interest or letters of intent from potential smelters or buyers of gold and silver doré. The large numbers of available gold and silver purchasers allow for the gold and silver product to be sold on a regular and predictable basis.

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Environmental setting descriptions, permits and registrations, and environmental management strategies that may be required are disclosed in Tetra Tech 2024 and summarized below. All information for Section 20.0 of this Technical Report has been provided by AVINO.

To Tetra Tech's knowledge, no recent environmental baseline studies or environmental impact assessments have been completed for the Avino Mine area. For the La Preciosa area, two study areas were established for environmental applications: one for the mine area and one for the access, power, and waterlines. All plant and animal studies and clearances, surface and groundwater baseline data, drainage basin studies, and storm water drainage volumes and flows were defined. Local and site studies have been completed for groundwater characterization (water quality, water level, pit-inflow rates), surface water quality, and geochemical characterization of mining wastes (waste rock and tailings).

20.1 Environmental Setting

Historic information related to the San Gonzalo mining operation prior to start up include observations of flora and fauna which is expected to be similar to what may be found in the Avino Mine and La Preciosa areas. Flora observed at San Gonzalo included catclaw mimosa; various cactus species, needle bush, gobernadora; and persimmon trees. Field studies at the San Gonzalo Mine area reported observation of 15 species of mammals, 51 species of birds, 10 species of reptiles, and 3 species of amphibians. Of these species, 4 mammal species, 14 species of birds, 9 reptile species, and 3 amphibian species are listed by Official Mexican Standard NOM 059-SEMARNAT-2010 or in the Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES) (Ministry of Environment and Natural Resources [MENR] 2008a). San Juan River is the closest natural waterway to the Avino Mine site, located approximately 5 km to the west. No natural waterways or waterbodies are located within 5 km of the La Preciosa site.

Fresh water for the Avino Mill is available from a groundwater well located west of the mine site and an impounded surface water reservoir (Presa la Caracol) which is divided 60:40 between the mine and the town of Panuco de Coronado. Water is delivered via an existing piping system from both sources. Water is also obtained from the underground workings and the TMF. There is potential for water from the underground workings to be acid producing (Slim 2005d). Water for reuse is collected, treated (if necessary), and recirculated to the mill.

20.2 Environmental Approvals

The Avino Mine and Mill currently operate under Permit File No. SG/130.2.1.1/0/02647/12 issued by the Ministry of Environment and Natural Resources (SEMARNAT) along with other permits issued for water use, tailings management, hazardous waste management, and wastewater discharge. Mine development at La Preciosa is occurring under Permit File No. OR-130/GA/1355/24 issued by SEMARNAT. Each approval includes conditions that AVINO must comply with in order to maintain compliance with local and federal environmental legislation.

As mine planning continues and prior to the advancement of any site development, it will be necessary for AVINO to review local, state and federal regulatory requirements to confirm if additional approvals are required.

20.3 Socio Economic Considerations

The Project is located approximately 82 km northeast of the City of Durango, in the state of Durango. The Property lies between the communities of Panuco de Coronado and San Jose de Avino. La Preciosa is located approximately 50 km northeast of the City of Durango, near the community of Francisco Javier Mina.

Potential positive effects of the mining operation on local communities include long-term, meaningful employment in mining operations and related positions (e.g., environmental monitors, service industry sector), economic development and contract opportunities existing and new businesses, as well as community infrastructure improvements. Potential, but unlikely, adverse environmental effects of the proposed project development could result from accidental releases of mine waste to the environment.

AVINO engages neighbouring communities regularly regarding site matters and the fresh-water requirements for local agriculture. In addition, AVINO provides several resources for schools and churches within the adjacent towns.

The implementation of an effective community engagement program is fundamental to the successful environmental permitting of mining projects. Engagement and the development of a working relationship with local communities typically involves the development of a series of agreements that lay the groundwork for conversations.

These may include:

- memorandums of understanding
- protocol agreements
- community consultation/participation agreements.

As Project exploration and development proceeds, other agreements may become necessary, including:

- socio-economic/community economic benefits agreements
- environmental monitoring agreements
- training agreements
- accommodation/impact benefit agreements.

Having been in the same area for more than 40 years, AVINO has benefited from longstanding local relationships that continue to aid AVINO's ongoing development. AVINO's goal is to make meaningful contributions to the communities in which they operate by engaging the local workforce, providing new opportunities and continually looking for ways to better the lives of our employees and their families.

20.4 Monitoring and Reporting

The approvals listed above set out the requirements for AVINO to conduct site monitoring and submit reports detailing the results, on a semi-annual basis, for a minimum of five years. Monitoring and management plans have been developed for groundwater monitoring, waste rock, tailings, prevention, and control of potential petroleum and chemical spills, sediment control plans.

20.5 Mine Closure and Reclamation

An updated mine closure plan and reclamation will be required for the site that includes any proposed developments outside of what is currently permitted. A mine closure plan typically includes the following information:

- Justification for the closure plan considering technical, environmental, and legal aspects
- Objectives and how they will be met
- Photo evidence and details of the environmental situation prior to commencing closure activities
- Schedule of activities
- The progressive reclamation of the site during the life of the operation
- The design of tailings disposal areas
- The reclamation and re-vegetation of the surface disturbances wherever practicable
- A cost estimate of the work required to close and reclaim the mine
- A plan for ongoing and post-closure monitoring and reporting at the site

As per federal regulations, under LGEEPA, both the SEMARNAT and Procuraduría Federal de Proteccíon al Ambiente (PROFEPA) (Federal Attorney for Environmental Protection) ministries require AVINO to present, in its first semi-annual report, a general plan to remediate the site with dates, activities, techniques, and costs that will guarantee restoration of affected areas, considering complete reforestation of impacted sites, removal of foundations and infrastructure that are no longer useful, roads that no longer have any use, removal and proper disposal of all rubbish, closing off adits that are no longer needed, and restoration of the site when its operational life is finished. AVINO will also need to present a reforestation program for the entire surface area affected during mining operations.

21.0 CAPITAL AND OPERATING COSTS

21.1 Underground Operation

The Avino Mill is currently processing materials from active mining of the Avino ET and La Preciosa deposits, with the La Preciosa contribution starting in Q4 2025. All costs below are based on actual expenditure.

21.1.1 Capital Costs

The actual capital expenditures for the last five years on the Avino ET and La Preciosa deposits are summarized in Table 21-1. Mine and mill capital costs are mainly attributed to equipment purchases, construction and site upgrading.

Table 21-1 Capital Costs for the Avino Mine (USD$ in 000s) (Source: Avino 2026)

Description	Q1 2026	2025	2024	2023	2022	2021
Office Furniture	11	54	61	78	108	31
Computer and Communication /Automation Enhancement	33	200	18	1,177	136	13
Mill Machinery and Processing Equipment	569	4,725	2,552	3,080	4,781	1,130
Mine Machinery and Transportation Equipment	1,705	6,410	2,041	3,271	2,181	1,337
Buildings and Construction	400	1,015	672	1,042	360	445
ET Mineral Property – Avino	1,928	6,287	850	4,827	1,649	(113)
Total Capital Costs	**4,646**	**18,691**	**6,194**	**13,475**	**9,215**	**2,843**

21.1.2 Operating Costs

The Avino ET and La Preciosa mining and milling operating costs are summarized in Table 21-2. The costs include operating and maintenance labour together with the operation-associated consumable supplies. The cost of electrical power was included in the milling costs. The geological component was mostly related to technical labour.

Table 21-2 Operating Costs for Avino Mine (USD$ in 000s) (Source: Avino 2026)

Description	Q1 2026	2025	2024	2023	2022	2021
Mining Cost	5,398	16,032	17,490	15,883	13,767	2,683
Milling Cost	3,889	12,976	12,550	10,667	7,486	1,467
Geological and Other	2,504	7,441	6,971	5,280	3,989	1,152
Royalties	983	2,873	2,165	1,456	1,505	403
Depletion and Depreciation	3,143	3,532	3,169	2,704	2,046	1,976
Total Direct Costs	**15,917**	**42,854**	**42,345**	**35,990**	**28,793**	**7,681**
G&A (General & Admin.)	3,850	12,416	8,261	7,888	7,179	5,084

Description	Q1 2026	2025	2024	2023	2022	2021
Total Operating Costs	**19,767**	**55,270**	**50,606**	**43,878**	**35,972**	**12,765**

21.2 Oxide Tailings Project

Detailed capital and operating cost estimates for retreating the Oxide Tailings Deposit, including reclaiming the oxide tailings and constructing the processing plant and dry stack tailings management facility are included in Tetra Tech 2024. A summary of the estimate is provided below. The Class 4 cost estimate was prepared according to AACE International (2020) standards with an expected accuracy range of ±25%. The estimate was prepared with a base date of Q4 2023 and does not include escalation. All costs are expressed in US dollars at exchange rates of CAD$1.00 = USD$0.77. and MXN$1.00 = USD$0.0556.

The initial total capital cost including all direct costs, indirect costs, owner's costs, and contingency was estimated at USD$49.1 M. Total operating expenditures per annum was estimated at USD$21.34/t processed. The cost estimates are summarized in the section below and additional detail are provided in Tetra Tech 2024. AVINO has not advanced the Oxide Tailings Project as outlined in Tetra Tech 2024 as of the date of publication of this Technical Report.

21.2.1 Initial Capital Cost Estimate

The total estimated initial capital cost for the design, construction, installation, and commissioning of the Oxide Tailings Project is $49.1 million. This total includes all direct costs, indirect costs, owner's costs, and contingency. A breakdown of the initial capital cost is provided in Table 21-3.

Table 21-3 Initial Capital Cost Summary

Description	Cost (Million $)
Site Preparation, Excavations & Demolition	0.2
Mining Equipment	0.5
Processing Plant	26.8
TMF and Water Management	3.3
Site Services and Utilities	4.6
Total Direct Initial Capital Cost	**35.3**
Indirect Initial Capital Costs	7.8
Owner's Cost	0.7
Contingency	5.3
Total Initial Capital Cost	**49.1**

Note: Sums may not add due to rounding. Estimate Information

21.2.1.1 Estimate Base Date

This estimate was prepared with a base date of Q4 2023. The estimate does not include any escalation past this date. Budget quotations were obtained for major equipment from suppliers who provided prices, delivery lead times, and spare allowances. Costing is based on in-house data and budgetary quotes for non-major equipment and

construction materials. The quotations used in this estimate were obtained in Q3/Q4 2023 and are budgetary and non-binding.

21.2.1.2 Measurement System

The International System of Units (SI) is used in this estimate.

21.2.1.3 Capital Cost Exclusions

Note that nearly all vendor quotations are budgetary and without validity periods stated in the quotes, which suggests that these quotations are not binding. These quotes may change without notice. Amid increasing uncertainty in global economics and trade, fluctuations in global commodity prices and exchange rates could cause a rapid increase in the cost of items presented in this cost estimate, which may be inevitable due to the significant reliance of the project execution upon imported services and goods. It is not unusual for commodity prices or exchange rates to fluctuate more than 5% within several trading days. The cost estimate presented herein is for information only and is not indicative of the future capital cost estimate produced for Tetra Tech 2024 or subsequent studies.

The following items have been excluded from this capital cost estimate:

- Cost escalation during construction
- Major scope changes
- Interest on loans during construction
- Schedule delays and associated costs
- Unexpected ground conditions
- Extraordinary climate events
- Labour disputes
- Receipt of information beyond the control of EPCM contractors
- Schedule recovery or acceleration.
- Financing costs
- Overtime
- Cost outside PFS battery limits
- Sunk costs
- Corporate expenses
- Research and development costs
- Permitting costs
- Working or deferred capital (included in the financial model)
- Financing costs

- Taxes and duties
- Land acquisition
- Lost time due to severe weather conditions
- Lost time due to force majeure
- Additional costs for accelerated or decelerated deliveries of equipment, materials, or services resulting from a change in the project schedule
- Warehouse inventories, other than those supplied in initial fills, capital spares, or commissioning spares
- Any project sunk costs (studies, exploration programs, etc.)
- Mine reclamation costs
- Mine closure costs
- Vendor price fixing/gouging
- Macroeconomic factors
- Currency fluctuations
- Geopolitical tensions or war
- Disruptions of global supply and logistical services
- Pandemics or other natural disasters

21.2.2 Sustaining Capital Costs

The sustaining capital costs are all required from Year 1 of operations to sustain the mining operation for the LOM and are estimated to be $5.1 million for the LOM, including the closure and reclamation costs. Details of the total sustaining cost are presented in Table 21-4.

Table 21-4 Sustaining Capital Costs Summary

Description	Cost (Million $)
Mining Equipment	2.0
TMF	1.5
Water Management	0.5
Total Sustaining Capital Costs	**4.0**
Closure & Reclamation	1.1
Total	**5.1**

Note: Sums may not add up due to rounding.

21.2.3 Project Operating Cost Estimate

The operations schedule is three 8-hour shifts per day. The project operating cost estimate consists of mining, processing, tailings management, and G&A costs, which are summarized in Table 21-5. The average LOM operating cost is estimated to be $21.34/t processed.

Table 21-5 Project Average LOM Operating Cost Summary

Description	LOM Cost (million $)	Unit Cost ($/t processed)
Mining	16.2	2.41
Processing	102.7	15.31
G&A – Onsite (including Site Services)	22.2	3.31
Tailings Management	2.2	0.32
Total Operating Cost	**143.2**	**21.34**

Note: Sums may not add up due to rounding.

Project operating costs include all recurring costs for payroll, service contractors, maintenance parts and supplies, reagents, consumables, supplies, freight, personnel transportation, etc. The operating cost estimates are based on budget prices obtained in Q4 2023 and the costs from internal databases. The expected accuracy range of the operating cost estimate is ±25%.

22.0 ECONOMIC ANALYSIS

The Avino Mine is currently in production and AVINO is considered a Producing Issuer under NI 43-101. This Technical Report does not include material expansion of current production; therefore, economic analysis has been excluded.

23.0 ADJACENT PROPERTIES

Arcelia Gold Corp., through its wholly owned subsidiary, Arcelia Gold, S.A. de C.V. owns two (2) Mining Concessions (La Peña, Título #204828 and El Niño, Título #236219) that are adjacent to and contiguous with the El Choque Tres, El Choque Cuatro, La Preciosa, and San Juan Mining Concessions of PMLP.

Canasil Resources, Inc., through its wholly owned subsidiary, Minera Canasil, S.A. de C.V. owns two (2) Mining Concessions (Carina, Título #233344 and Reducción Victoria Fracción B, Título #235845) that are adjacent to and contiguous with the San Juan Mining Concession of PMLP.

24.0 OTHER RELEVANT DATA AND INFORMATION

24.1 Mine Sequencing

The life-of-mine plan includes production from multiple underground deposits including Avino ET, La Preciosa, Guadalupe, and La Potosina. The current processing capacity of the Avino Mill is approximately 2,500 tpd so mine sequencing will need to be managed to align mill availability with production timing from each deposit. This is particularly relevant for La Preciosa, which is located separately from the Avino Mine area and represents a significant future source of mill feed. Depending on the final production sequence and actual mill availability, AVINO may need to consider stockpiling, phased or campaign processing, and future evaluation of additional processing or site infrastructure requirements.

24.2 Silver Equivalent Values

The mineral reserve estimate presented in Section 15.0 is based on NSR values and reports the individual contained metals of silver, gold, and copper. The AgEq summary table below is included in this Technical Report for reference and presentation purposes only, as requested by Avino. The AgEq values were not used as the basis for mineral reserve, cut-off determination, or economic evaluation of the mineable shapes.

Table 24-1. AgEq Summary for reference Purposes

Area	Location	Category	Mass (Mt)	Average Grade				Metal Content			
				Ag (g/t)	Au (g/t)	Cu (%)	AgEQ (g/t)	Ag (million tr oz)	Au (thousand tr oz)	Cu (million lb)	AgEQ (million tr oz)
Avino Mine	Underground	Proven	0.86	33.79	0.68	0.27	103.29	0.94	18.82	5.12	2.86
		Probable	8.74	37.93	0.38	0.41	87.23	10.66	107.92	79.95	24.52
La Preciosa		Proven	2.09	221.94	0.35	0.00	252.39	14.90	23.49	0.00	16.94
		Probable	8.80	201.79	0.37	0.00	233.98	57.07	104.64	0.00	66.17
Oxide Tailings Deposit	Surface	Proven	4.27	61.00	0.47	0.00	81.05	8.37	65.01	0.00	11.14
		Probable	2.43	43.00	0.47	0.00	64.29	3.38	36.53	0.00	5.03
Total		**Proven**	**7.22**	**104.35**	**0.46**	**0.03**	**133.30**	**24.21**	**107.32**	**5.12**	**30.94**
		Probable	**19.97**	**110.73**	**0.39**	**0.41**	**149.08**	**71.11**	**249.10**	**79.95**	**95.72**
Total (2P)		**Proven + Probable**	**27.19**	**109.04**	**0.41**	**0.31**	**144.89**	**95.32**	**356.42**	**85.07**	**126.66**

Notes for UG Reserves:

1. *Totals may not sum due to rounding.*
2. *Underground Mineral Reserves as of October 31, 2025 are derived from Measured & Indicated Resources, account for depletion to that date, and are reported with a reference point of mined ore delivered to the plant.*
3. *Metal prices considered for the underground Mineral Reserves estimates were USD$36.90/t.oz Ag, USD$3,210/t.oz Au, and USD$4.4/lb Cu. Other key assumptions and parameters include metal recoveries (89% Cu, 74–70% Au, and 87–80% Ag), payable factors applied on a deposit-specific basis (83–96% Ag, 95% Au, and 96.75% Cu), treatment and other smelter charges (USD$134.25–68 per dry metric tonne), freight to smelter (USD$45 per wet metric tonne), refining charges for silver, gold, and copper (USD$0.30/oz Ag, USD$6.00/oz Au, and USD$0.07/lb Cu), and applicable concentrate penalties.*

4. *Mining, processing, and G&A operating costs for the Gloria, Abundancia, and Martha veins were estimated at USD$75.31/t, USD$55.21/t, and USD$60.89/t for mining; USD$18.45/t for processing; and USD$16.80/t for G&A, respectively, resulting in NSR breakeven cut-off values of USD$110.56/t for Gloria, USD$90.46/t for Abundancia, and USD$96.14/t for Martha.*
5. *AgEQ grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract as of effective date.*

Notes for Oxide Tailings Reserves:

1. *No material change has occurred since the 2024; reviewed by the QP and remains valid under current assumptions.*
2. *The effective date of the Oxide Tailings Reserves Estimate is January 16, 2024.*
3. *Reserves estimated assuming open pit mining methods*
4. *Reserves are reported on a dry in-situ basis*
5. *Reserves are based on a gold price of USD$1850/tr oz., and silver price of USD$22/tr oz, mining cost of USD$1.00/t mined, milling costs of USD$18.00/t feed, and USG&A cost of USD$3.00/t feed.*
6. *Mineral Reserve includes consideration for 1% mining dilution and 99% mining recovery.*
7. *Ore-waste cut-off was based on USD$21.00/t of NSR.*
8. *AgEQ grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract as of effective date.*

25.0 INTERPRETATION AND CONCLUSIONS

25.1 Geology

Since 2012, the geological information for the Property has been continuously extended and refined by drilling and sampling. The drill sampling and surface outcrop data have been used to interpret the geology models and estimate the Mineral Resources.

Mineral Resource risk has been mitigated by applying standard industry techniques and verification has been applied to aspects ranging from topography to quality assurance and quality control of assay results.

25.2 Mineral Resource Estimates

The QP is satisfied that the Mineral Resource described in this Technical Report (Section 14.0) is a fair and reasonable representation of grade and quantity of mineralised material on the Property and that there are reasonable prospects for eventual economic extraction.

25.3 Mineral Reserve Estimates

The QP is satisfied that the Mineral Reserve described in this Technical Report (Section 15.0) is a fair and reasonable estimate based on the Modifying Factors, mine design, production schedule, and assumptions described in this Technical Report.

25.4 Mineral Processing

AVINO is currently conducting mining activities on the Avino Vein and the La Preciosa deposit and processing the mined materials at the flotation processing plant at the Avino Mine site. The feed from the Avino Vein and the La Preciosa deposit (mine development materials) has been processed using froth flotation to produce a copper concentrate with silver and gold credits. The tonnages contributed from the La Preciosa deposit was less than 10% of the total process tonnages at the Avino Mill. In the 2025 operation, the average silver, gold, and copper recoveries reporting to a silver/gold/copper concentrate and a gravity concentrate were 84%, 73%, and 84%, respectively. The total material processed for 2025 was 736,935 t. In general, the mill feeds respond reasonably well to the process flowsheet developed and used at the Avino Mill. The metallurgical performances for the mill feeds from the development of the La Gloria and Abundancia veins at the La Preciosa deposit were relatively inferior, compared to the mill feeds from the Avino deposit.

For the oxide tailings, the preliminary test results indicate that the tailings samples responded well to cyanide leaching, including column leaching treatment. The 2022-2023 test program shows the following test results with regrinding to 80% passing approximately 75 µm:

- Early-stage Oxide Tailings Composite: silver and gold extractions were improved to approximately 90.4% and 88.3% respectively, compared to 82.7% for silver and 78.7% for gold without regrinding.
- Recent Oxide Tailings Composite, silver and gold extractions were improved to approximately 83% or slightly higher respectively, compared to 77.9% for silver and 76.6% for gold without regrinding.
- Sulphide Tailings Composite: silver and gold extractions were improved to approximately 76.1% and 82.8% respectively, compared to 69.1% for silver and 77.0% for gold without regrinding.

According to the tests results, the existing tailings was recommend being processed by tank cyanide leaching, followed by the Merrill-Crowe process to recover silver and gold. The residual material is detoxified, filtered, and deposited in a lined dry stack tailings management facility.

The proposed reprocessing plant (Tetra Tech 2024) is to process the historic oxide tailings at a nominal throughput of 2,250 tpd, producing silver-gold doré. The LOM average plant feed grade is estimated to be 54.5 g/t silver and 0.47 g/t gold. The LOM average silver and gold recovery was estimated to be 77.2% and 74.9%, respectively.

25.5 Mining

The proposed underground mining methods, mine designs, production schedule, Modifying Factors, and operating assumptions used for the Mineral Reserve estimate are considered reasonable for the Property based on the deposit geometry, current mine planning information, and operating experience available during preparation of this Technical Report. Continued review will be required as development advances, particularly for La Preciosa integration, ventilation, access, tailings capacity, and infrastructure requirements. Other notes and recommendations are provided in Sections 24.0 and 26.0.

26.0 RECOMMENDATIONS

The recommendations of the QPs for this Technical Report are itemized in the following subsections. The following recommendations are intended to support future updates to the Mineral Resource and Mineral Reserve estimates, maintain alignment between the mine plan and operating constraints, and improve confidence in the modifying factors used for Mineral Reserve reporting.

26.1 General

- Maintain QA/QC procedures, data validation, survey control, and documentation of technical assumptions to support future NI 43-101 updates.

26.2 Geology

The QP's recommendations are itemized in the following paragraph.

- Continue to develop the database for bulk density data using historic and current drill cores;
- Continue infill and deep extension drilling on the Avino Breccia;
- Continue infill drilling at La Preciosa to assist development planning;
- Investigate whether it is feasible to conduct a geo-metallurgical study to optimize and manage the variety of Avino Breccia and La Preciosa mineralization types being planned to feed the Avino treatment plant; and
- Develop a short-term reconciliation system to relate short term (ore control) model tonnages, grades and metal content to ore reserves depleted.
- Upon completion of future grade control drilling or infill drilling related to the oxide tailings, the mining block model should be updated.

26.3 Mining

26.3.1 Underground Deposits

- Continue reconciliation of planned versus actual tonnes, grades, dilution, mining recovery, and development advance. Monthly as-mined excavation solids should be maintained and compared against the block model and mine plan to evaluate whether dilution, recovery, or modelling assumptions require adjustment.
- Review dilution and mining recovery assumptions on an ongoing basis, particularly where mining method, vein geometry, stope width, dip, or ground conditions vary between Avino ET, Guadalupe, La Potosina, and La Preciosa.
- Continue updating stope designs, development layouts, and production sequencing to reflect current operating conditions, access constraints, geotechnical observations, and available infrastructure.
- Periodically review NSR cut-off values using current metal prices, recoveries, smelting/refining terms, operating costs, and sustaining capital requirements.

- Prepare and maintain an integrated long-term mine plan for the Property based on current Mineral Resource and Mineral Reserve estimates, including updated production sequencing, development requirements, ventilation, access, and infrastructure constraints.

26.3.2 Oxide Tailings Project

- Further investigation is recommended to determine if dewatering wells are required to better facilitate mining operations;
- Additional geotechnical investigation and laboratory testing of the oxidized tailings from the historic TMF should be carried out as the excavation progresses;
- The stability of the historic TMF should be monitored, particularly during the initial production years and findings incorporated into future tailings excavation design;
- A liquefaction assessment should be undertaken as required with consideration of updated information on material properties and updated excavation plan.

26.4 Metallurgy and Process

26.4.1 Underground Deposits

- Avino is currently conducting mining activities on the Avino Vein, ET Mine, La Preciosa and other mineralization zones. The QP recommends that Avino further optimize the processing conditions, including metallurgical optimization tests and various variability tests, to improve and better understand metallurgical performances for the various potential Avino Vein plant feeds. The costs associated with the metallurgical tests are expected to be approximately USD$200,000.
- Continue monitoring metallurgical performance and plant recoveries for the material sources included in the Mineral Reserve estimate. The activities will be part of daily operation practices.
- Update metallurgical performance assumptions according to the daily operation observations, especially process metal recoveries and concentrate grades, including concentrate quality. The activities will be part of daily operation practices.

26.4.2 Oxide Tailings Deposit

- Further tests are recommended to evaluate the metallurgical performance of the tailings samples, including the sulphide tailings samples. The test work should be conducted on samples that better represent the tailings Mineral Resources. The test work should focus on the processing condition optimization, including regrinding particle size, cyanide concentration and leaching retention time. Cyanide destruction tests on the leach residues and leach residue characterization should also be further conducted.
- The water management plan should be further investigated.
- The estimated cost for the test work, excluding sampling, is approximately CAD$250,000.

26.5 Site Infrastructure

- Confirm that available tailings storage capacity is sufficient to support the Mineral Reserve tonnage and life-of-mine production schedule.

- Continue monitoring tailings deposition against the mine plan and update tailings capacity assumptions in future Mineral Reserve evaluations.
- Maintain current tailings water and mass balance tracking using operational data, deposition records, and survey information to support future planning and construction schedules.
- Review major infrastructure requirements including mine access, ventilation, dewatering, power, backfill, haulage, and surface facilities, as the mine plan is updated.
- Evaluate future processing and infrastructure requirements associated with the integration of La Preciosa material into the long-term production plan, including potential stockpiling, phased processing, haulage requirements, mill throughput capacity, and whether additional site infrastructure or processing alternatives may be required as production from La Preciosa advances
- tests should be conducted to characterize geotechnical properties for the filtered leach residue resulting from tailings reprocessing which will be dry stacked. Further geotechnical investigation in the OTP DSTMF area is also recommended.

26.6 Environment

- Continue ongoing environmental monitoring and reporting in accordance with the conditions of current operating permits and other applicable regulatory requirements.
- Maintain regular communications with neighbouring communities to share information and collect feedback about the ongoing operation and future planning.
- Review environmental and closure requirements as mine planning is advanced and submit regulatory applications for approval, if/as required.
- Update closure plan and closure-cost estimates to reflect any updates to the mine plan or other modifications related to site infrastructure and operations.

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Knight Piésold, 2014b. 2014 Site investigation summary: unpublished report prepared for Proyectos Mineros La Preciosa, S.A. de C.V. by R. McIsaac, North Bay, Ontario, Ref. No. NB201-431/2-1 Rev. 0, 15 May 2014, 23 p., 4 appendices.

Knight Piésold, 2014c. Tailings storage facility water balance: unpublished draft memorandum prepared for D. Tyler, Proyectos Mineros La Preciosa, S.A. de C.V. by A. Rees, North Bay, Ontario, Ref No. NB14-00305, 30 May 2014, 10 p.

Knight Piésold, 2014d. Groundwater inflow estimates to the proposed main pit, La Preciosa Project: unpublished letter report prepared for D. Tyler, Proyectos Mineros La Preciosa, S.A. de C.V. by E. Westberg, Vancouver, British Columbia, Ref. No. VA14-00864, 20 June 2014, 19 p.

Knight Piésold, 2014e. Tailings storage facility feasibility design: unpublished draft report prepared for Proyectos Mineros La Preciosa, S.A. de C.V. by R. McIsaac, North Bay, Ontario, Ref. No. NB201-431/3-1 Rev A, 25 June 2014, 37 p. 6 appendices.

Knight Piésold, 2014f. Open pit slope design: unpublished report prepared for Proyectos Mineros La Preciosa, S.A. de C.V. by A. Jackson, North Bay, Ontario, Ref. No. NB201-431/2-2 Rev. 0, July 31, 2014, 51 p., 11 appendices.

M3 Engineering & Technology (M3), 2013. La Preciosa silver-gold project, Preliminary economic assessment, Durango, Mexico: published NI 43-101 report prepared for Coeur Mining Inc., 26 July 2013, 176 p., 1 appendix.

M3 Engineering & Technology Corporation of Tucson, Arizona, 2014. NI 43-101 Technical Report Feasibility Study for La Preciosa Silver-Gold Project.

McClelland Laboratories, Inc., 2014. Report on milling / cyanidation testing – La Preciosa master drill core composite, MIL Job No. 3633, for Coeur Mining Inc., 4 March 2014.

Mine Development Associates (MDA), 2009. Technical report on the La Preciosa project, Durango State, Mexico: unpublished report prepared for Orko Silver Corp., 31 March 2009, 115 p., 7 appendices.

Mining Plus, 2012. La Preciosa Silver Deposit, Updated mineral resource estimate statement, Durango, Mexico: unpublished report prepared for Orko Silver Corp., 5 November 2012, 156 p.

Nieto-Samaniego, A., Barajas-Gea, C.I, Gómez-González, J.M., Rojas, A., Alaniz-Álvarez, S.A., and Xu, S., 2012. Geología, evolución estructural (Eoceno al actual) y eventos sísmicos del Graben de Santiaguillo, Durango, Mexico: Revista Mexicana de Ciencias Geológicas, v. 29, no. 1, p. 115-130.

Nieto-Samaniego, Á.F., Ferrari, L., Alaniz-Álvarez, S.A., Labarthe-Hernández, G., and Rosas-Elguera, J., 1999. Variation of Cenozoic extension and volcanism across the southern Sierra Madre Occidental volcanic province, Mexico: Geological Society of America Bulletin, v. 111, p. 347-363.

Paulter, J., 2006. Regional Exploration Evaluation and Recommendations. Unpublished internal report for Avino.

Pocock Industrial, Inc., 2014. Flocculant screening, gravity sedimentation, pulp rheology, vacuum filtration, pressure filtration, and pressure clarification studies: unpublished report prepared for Coeur Mining, La Preciosa Project, March-April, 2014.

Proyectos Mineros La Preciosa, 2014. Site health and safety program and training: unpublished training document prepared in Spanish, June 2014, 12 p.

QG Australia (Pty) Ltd., 2016. Amended Resource Estimate Update for the Avino Property Durango, Mexico. Prepared for Avino Silver & Gold Mines Ltd. October 27, 2016.

R Core Team, 2013. R: A language and environment for statistical computing. R Foundation for Statistical Computing, Vienna, Austria. URL http://www.R-project.org/.

SEMARNAT, 2004. Norma Oficial Mexicana NOM-0141-SEMARNAT-2003, Guidelines to establish tailings characteristics: Mexican federal regulatory guidance published by Secretaría de Medio Ambiente y Recursos Naturales.

Servicios Administratos Luismin, 1993. Unpublished Report on the Potential of the Avino Property. SA de CV, the engineering branch of Cía Minera de San Luis Exploration.

SGS Canada Inc., 2020. An Investigation into Flotation Separation of Bismuth from Copper Cleaner Concentrate, Project 17945-01M, November 7 2020

SGS Minerals at Durango, Mexico, 2021. An Investigation into "Metallurgical Study to Determine the Recovery of Au, Ag, Pb and Zn in Two Ores Composites".

SGS Minerals at Durango, Mexico, March 10 2023. An Investigation into the Recovery of Gold and Silver by Cyanidation and Flotation from 3 Tailings Dam Composites

SGS Minerals at Durango, Mexico, May 17 2023. An Investigation into Attritioning and Solid-Liquid Separation Tests in Different Samples from Tailings Dam Composites

SGS Minerals at Durango, Mexico, August 30 2023. An investigation into "Complementary Study for Tailings Processing for Ancient Oxides, Recent Oxides and Sulphides samples"

SGS Minerals at Durango, Mexico, September 29 2023. An investigation into Determine the Comparative Bond Index (Bwi) In Samples

Slim, B., 2003. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. November 2003.

Slim, B., 2005a. Preliminary Feasibility. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.

Slim, B., 2005b. Tailings Valuation. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. May 2005.

Slim, B., 2005c. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. July 21, 2005.

Slim, B., 2005d. A Tailings Resource. Prepared for Avino Silver & Gold Mines Ltd. Report prepared by Bryan Slim, MineStart Management Inc. October 25, 2005.

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Tetra Tech, 2012. Technical Report on the Avino Property. Prepared for Avino Silver & Gold Mines Ltd. Effective Date: July 24, 2012. www.sedar.com

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28.0 CERTIFICATES OF QUALIFIED PERSONS

I, Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, of Vancouver, British Columbia, do hereby certify:

- I am an independent consultant and director of Red Pennant Communications Corp., a British Columbia Corporation with a business address at 811380 Pinetree Way, Coquitlam, BC, V3E 3S6.
- This certificate applies to the technical report entitled "NI 43-101 Technical Report Update: Avino Property, Durango, Mexico" with effective date of May 29, 2026 (the "Technical Report").
- I am a graduate of the University of Natal (B.Sc. Hons. Geology, 1978) and the University of the Witwatersrand (M.Sc. Engineering, 2002).
- I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#41338).
- My relevant experience is 36 years of experience in operations, mineral project assessment. I have the experience relevant to Mineral Resource estimation of metal deposits and have estimated Mineral Resources for greenstone-hosted gold, diatreme complex epithermal gold deposits, porphyry copper-gold, volcanogenic massive sulphide deposits and shear zone-hosted deposits.
- I am a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for the sections of the Technical Report that I am responsible for preparing.
- I conducted a personal inspection of the Avino property most recently from October 14 to 16, 2025.
- I am independent of AVINO as defined by Section 1.5 of the Instrument.
- I have been involved with the Avino property that is the subject of the Technical Report, acting as a Qualified Person for previous reports since 2012, including "Technical Report. Resource Estimate Update for the Proposed Acquisition of the La Preciosa Property, Durango, Mexico", with an effective date of December 10, 2021, the "Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of February 16, 2023, and "Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico", with an effective date of February 5, 2024.
- I am responsible for sections 1.2, 1.3, 1.4, 1.5, 1.13, 4.0, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, 14.0, 23.0, 25.1, 25.2, 26.1, and 26.2.
- I have read the Instrument and the sections of the Technical Report that I am responsible for has been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 29th day of May 2026, in Vancouver, British Columbia.

(Signed and Sealed) *"Michael O'Brien"*

Michael F. O'Brien, P.Geo., M.Sc., Pr.Sci.Nat., FAusIMM, FSAIMM
Owner, Red Pennant Communication Corp.

I, Kourosh Tarighi, M.Sc., P.Eng., of Vancouver, British Columbia, do hereby certify:

- I am a Senior Mining Engineer with Tetra Tech Inc. with a business address at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, BC, V6C 1N5.
- This certificate applies to the technical report entitled "NI 43-101 Technical Report Update: Avino Property, Durango, Mexico" with effective date of May 29, 2026 (the "Technical Report").
- I hold an M.Sc. in Mining Engineering from Islamic Azad University in Tehran, Iran, obtained in 1998.
- I am a member in good standing with Engineers and Geoscientists of British Columbia (#35600).
- My relevant experience includes over 17 years of experience working in mine engineering consulting, mine operational planning, strategic planning, and mineral economic evaluation. I have been directly involved in mine design and planning, mine production, Ore and Mineral Reserve estimation, technical reviews of mineral assets and mining capital and operating cost estimation.
- I am a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for the sections of the Technical Report that I am responsible for preparing.
- I conducted a personal inspection of the Avino property most recently from October 13 to 15, 2025 and February 16 to 20, 2026.
- I am independent of AVINO as defined by Section 1.5 of the Instrument.
- I have had no prior involvement with the property that is the subject of the Technical Report.
- I am responsible for sections 1.6, 1.7, 1.13, 15.0 and 16.0 (portions pertaining to underground deposit), 24.0, 25.3, 25.5, 26.1, and 26.3.1.
- I have read the Instrument and the sections of the Technical Report that I am responsible for has been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 29th day of May 2026, in Vancouver, British Columbia.

(Signed and Sealed) "*Kourosh Tarighi*"

Kourosh Tarighi, M.Sc., P.Eng.
Senior Mining Engineer
Tetra Tech Canada Inc.

I, Hassan Ghaffari, P.Eng., M.A.Sc. of Vancouver, British Columbia, do hereby certify:

- I am a Director of Metallurgy with Tetra Tech Inc. with a business address at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, BC, V6C 1N5.
- This certificate applies to the technical report entitled "NI 43-101 Technical Report Update: Avino Property, Durango, Mexico" with effective date of May 29, 2026 (the "Technical Report").
- I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1990) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004).
- I am a member in good standing of the Engineers and Geoscientists British Columbia (#30408).
- My relevant experience includes 30 years of experience in mining and mineral processing plant operation, engineering, project studies and management of various types of mineral processing, including hydrometallurgical mineral processing for porphyry mineral deposits.
- I am a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for the sections of the Technical Report that I am responsible for preparing.
- I conducted a personal inspection of the Avino property most recently from October 13 to 16, 2025 and prior to that on March 30, 2011, December 12, 2017, from August 12 to 14, 2019, July 20, 2021, and June 27, 2023.
- I am independent of AVINO as defined by Section 1.5 of the Instrument.
- I have had involvement with the Avino property that is the subject of the Technical Report, in acting as a Qualified Person for previous reports "Technical Report. Resource Estimate Update for the Proposed Acquisition of the La Preciosa Property, Durango, Mexico", with an effective date of December 10, 2021 and "Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico", with an effective date of February 5, 2024.
- I am responsible for sections 1.1, 1.9, 1.10, 1.13, 2.0, 3.0, 18.0, 20.0, 26.1, 26.5, and 26.6.
- I have had involvement with the Avino property that is the subject of the Technical Report, in acting as a Qualified Person for the "Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of February 16, 2023; "Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of February 21, 2018; "Technical Report on the Avino Property, Durango, Mexico", with an effective date of April 11, 2017 ; "Technical Report on the Avino Property, Durango, Mexico", with an effective date of July 19, 2013 ; and, Technical Report on the Avino Property", with an effective date of July 24, 2012.
- I have read the Instrument and the Sections of the Technical Report that I am responsible for has been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 29th day of May 2026, in Vancouver, British Columbia.

"Signed and Sealed"

Hassan Ghaffari, P.Eng., M.A.Sc.
Director of Metallurgy
Tetra Tech Canada Inc.

I, Jianhui (John) Huang, Ph.D., P.Eng. of Vancouver, British Columbia, do hereby certify:

- I am a Senior Metallurgist with Tetra Tech Canada Inc. with a business address at Suite 1000, 10th Fl., 885 Dunsmuir St., Vancouver, BC, V6B 1N5.
- This certificate applies to the technical report entitled "NI 43-101 Technical Report Update: Avino Property, Durango, Mexico" with effective date of May 29, 2026 (the "Technical Report").
- I am a graduate of North-East University, China (B.Eng., 1982), Beijing General Research Institute for Non-ferrous Metals, China (M.Eng., 1988), and Birmingham University, United Kingdom (Ph.D., 2000).
- I am members in good standing of with Engineers and Geoscientists of British Columbia (#30898).
- My relevant experience includes over 40 years involvement in mineral processing for base metal ores, gold and silver ores, and rare metal ores, and mineral processing plant operation and engineering including hydrometallurgical mineral processing for various mineral mineralization.
- I am a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for the sections of the Technical Report that I am responsible for preparing.
- I have visited the Property for the subject of the Technical Report on June 27, 2023. During the site visits, I conducted visual inspections of the existing processing related facilities and discussed with site technical persons for various technical topics.
- I am independent of AVINO as defined by Section 1.5 of the Instrument.
- I have had involvement with the Avino property that is the subject of the Technical Report, in acting as a Qualified Person for the "Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico", with an effective date of February 5, 2024; the "Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of February 16, 2023; "Amended Mineral Resource Estimate Update for the Avino Property, Durango, Mexico", with an effective date of February 21, 2018; "Technical Report on the Avino Property, Durango, Mexico", with an effective date of April 11, 2017; "Technical Report on the Avino Property, Durango, Mexico", with an effective date of July 19, 2013; and, Technical Report on the Avino Property", with an effective date of July 24, 2012. I worked on two test work programs for the samples from the properties, one in 2003 and the other in 2005.
- I am responsible for sections 1.8, 1.11, 1.12, 13.0, 17.0, 19.0, 21.0, 22.0, 25.4, and 26.4.
- I have read the Instrument and the sections of the Technical Report that I am responsible for has been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 29th day of May 2026, in Vancouver, British Columbia.

(Signed and Sealed) *"Jianhui Huang"*

Jianhui (John) Huang, Ph.D., P.Eng.
Senior Metallurgist
Tetra Tech Canada Inc.

I, Junjie (Jay) Li, P.Eng., of Vancouver, British Columbia, do hereby certify:

- I am the Senior Mining Engineer with Tetra Tech Inc. with a business address at Suite 1000, 10th Floor, 885 Dunsmuir Street, Vancouver, BC, V6C 1N5.
- This certificate applies to the technical report entitled "NI 43-101 Technical Report Update: Avino Property, Durango, Mexico" with effective date of May 29, 2026 (the "Technical Report").
- I graduated in 2010 from the University of Alberta with a B.Sc. in Mining Engineering.
- I am a member in good standing with Engineers and Geoscientists of British Columbia (#57479).
- My relevant experience includes over 10 years of experience working in mine engineering consulting, mine operational planning, strategic planning, and mineral economic evaluation. I have been directly involved in mine design and planning, mine production, Ore and Mineral Reserve estimation, technical reviews of mineral assets and mining capital and operating cost estimation.
- I am a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for the sections of the Technical Report that I am responsible for preparing.
- I conducted a personal inspection of the Avino property most recently on June 27, 2023.
- I am independent of AVINO as defined by Section 1.5 of the Instrument.
- I have had involvement with the Avino property that is the subject of the Technical Report, in acting as a Qualified Person for previous report "Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico", with an effective date of February 5, 2024.
- I am responsible for sections 1.6, 1.7, 15.0 and 16.0 (pertaining to Oxide Tailings only), 26.1, and 26.3.2.
- I have read the Instrument and the sections of the Technical Report that I am responsible for has been prepared in compliance with the Instrument.
- As of the date of this certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 29th day of May 2026, in Vancouver, British Columbia.

(Signed and Sealed) *"Junjie (Jay) Li"*

Junjie(Jay) Li, P.Eng.
Senior Mining Engineer
Tetra Tech Canada Inc..